04054223

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME	**China Shipping Container Lines Company Limited**
*CURRENT ADDRESS	**Rooms A to D, 27th Floor, 450 Fu Shan Lu**
	Pudong New District
	Pudong, Shanghai, People's Republic of China
**FORMER NAME	______________________
**NEW ADDRESS	______________________
	______________________
	______________________

FILE NO. 82- 34857 **FISCAL YEAR 2003** 12/31/03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	[ ]	AR/S (ANNUAL REPORT)	[X]
12G32BR	(REINSTATEMENT)	[ ]	SUPPL (OTHER)	[ ]
DEF 14A	(PROXY)	[ ]		

PROCESSED
FEB 10 2005
THOMSON
FINANCIAL

OICF / BY: S. Min
DATE: 2/3/05

ARS 12-31-03

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The selected consolidated financial data set forth below have been extracted from the consolidated financial information of the Group as at and for the three years ended 31st December, 2003, 2002 and 2001 (the "Financial Information"), which is set forth in the Accountants' Report included as appendix I to this prospectus. As more fully described in appendix I, the Financial Information was prepared in accordance with accounting principles generally accepted in Hong Kong and complies with the accounting standards issued by the Hong Kong Society of Accountants.

Investors should read these selected consolidated financial data together with appendix I to this prospectus and the discussion under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" below.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

The table below sets forth a summary of the consolidated results for the Group for the three years ended 31st December, 2003:

	Year ended 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Turnover	7,795,445	10,522,234	15,276,163
Operating costs	(8,801,292)	(10,528,540)	(13,009,891)
Gross profit/(loss)	(1,005,847)	(6,306)	2,266,272
Administrative and general expenses	(75,477)	(219,731)	(406,864)
Operating profit/(loss)	(1,081,324)	(226,037)	1,859,408
Net financing charges	(276,000)	(383,333)	(459,447)
Share of profits less losses of associated companies	7,072	4,128	6,957
Profit/(loss) before taxation	(1,350,252)	(605,242)	1,406,918
Taxation	12,721	10,196	(9,573)
Profit/(loss) after taxation	(1,337,531)	(595,046)	1,397,345
Minority interests	(885)	(2,041)	(14,473)
Profit/(loss) attributable to shareholders	(1,338,416)	(597,087)	1,382,872
Basic earnings/(loss) per share	RMB(0.74)	RMB(0.32)	RMB0.46

The above arrangements are in compliance with all relevant PRC laws and regulations and that, save as disclosed above, the Group is not required under PRC laws and regulations to provide any other staff welfare schemes.

The Group also made contributions to the mandatory provident fund ("MPF") for its Hong Kong employees. The Group contributes 5% of its employees' relevant income per month as required by the Hong Kong MPF Scheme Ordinance subject to a maximum of HK$1,000 per person.

AUDIT COMMITTEE

The Company established an audit committee pursuant to a resolution of the Directors passed on 4th March, 2004. The primary duties of the audit committee are to supervise the Company's financial reports, annual reports and mid-year reports for completeness and to review the Company's financial and internal controls. The audit committee consists of 2 independent non-executive Directors and 1 non-executive Director, namely Mr. Wang Zhongxi, Mr. Gu Nianzu and Mr. Wang Daxiong. Mr. Wang Zhongxi is the chairman of the audit committee.

DIRECTORS' AND SUPERVISORS' REMUNERATION

In each of the three financial years ended 31st December, 2003, the total remuneration (comprising basis salaries and allowances, pension and other welfare) of the Directors were about RMB110,913, RMB331,617 and RMB520,441, respectively, and the total remuneration of the Supervisors (comprising basis salaries and allowances, pension and other welfare) were about RMB110,913, RMB331,617 and RMB942,679, respectively. The aggregate remuneration payable to the Directors and the Supervisors for the year ending 31st December, 2004 are estimated to be about RMB2,250,000 and RMB1,260,000, respectively.

Further information about the service contracts/letters of appointment entered into between the Company and the Directors/Supervisors is set out in the section headed "Directors and Supervisors' service agreements" in appendix VIII to this prospectus.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Investors should read the following discussion and analysis in conjunction with the consolidated financial information of the Group as at and for the three years ended 31st December, 2001, 2002 and 2003, all of which is set forth in the Accountants' Report included as appendix I to this prospectus (the "Financial Information"). Except for the Financial Information, the remainder of the Group's financial information presented in this section has been extracted or derived from the unaudited management accounts or other records of the Group. Investors should read the whole of the Accountants' Report and not rely merely on the information contained in this section.

Industry Trends

The Group's results of operations and financial condition are affected significantly by certain industry trends and international economic and geopolitical factors including the following:

- *Cyclicality of the container shipping industry tied to the global economy.* The container shipping industry has historically been cyclical, with volatility in profitability and asset values resulting from changes in the supply of, and demand for, container shipping services. This cyclicality has historically been a trailing indicator of the condition of the global economy. Global decreases in demand and/or increases in supply for container shipping services have in the past led to reduced shipping volume and lower freight rates for the Group.

- *China and the WTO.* The Directors believe that China's entry into the WTO may have a number of effects on the Group's business. First, as tariffs on goods carried by the Group decrease, the volume of goods exported from China may increase. Second, there will likely be a new round of interest in China among foreign investors, which may improve the Chinese economy and increase overall demand for imported goods in China.

- *China's level of trade.* Much of the Group's liner revenues are derived from shipping goods from, into or within China. Therefore the Group's shipping volume and revenues are heavily dependent on China's level of domestic and international trade.

- *Larger vessels.* A trend in the container shipping industry is to use larger vessels, which reduces fixed container unit costs because they have a larger capacity and are faster. The Group, like its competitors, has continued to increase the average TEU capacity of the vessels in its fleet as a result.

- *Foreign currency exposure and impact on China's level of trade.* The Group operates internationally and is exposed to foreign exchange risk arising from various currencies, primarily with respect to the US dollar. The Renminbi is currently pegged to a narrow trading range against the US dollar by the PRC government. However, the expectation is that the PRC government may decide to peg the Renminbi to a different rate against the US dollar and other currencies in the near future. The Group has not entered into any agreements to hedge its exchange rate exposure. Foreign exchange transactions under the capital account of the Group, including principal payments in respect of foreign currency-denominated obligations, are subject to the appropriate government exchange control clearances in advance. Additionally, because the Group's financial results are affected significantly by China's level of trade (as discussed above), an appreciation of the Renminbi will make products produced in China for export more expensive and may therefore negatively impact China's level of international trade and the Group's business as a consequence.

- *Seasonality.* The Group's business is seasonal, due significantly to fluctuations in demand in North America, Europe and Australia for consumer goods in periods leading up to major holidays, particularly Christmas. Although peak periods differ in some of the markets in which the Group operates, because of the financial importance of its North American and Europe/Mediterranean trade lanes, historically revenue and operating income have generally been lower during the first half of each year.

Basis of Presentation

The consolidated profit and loss account, cash flow statement and statement of changes in equity of the Group included elsewhere in this prospectus and the related financial information included in this section present the results of operations of the companies comprising the Group throughout the period from 1st January, 2001 to 31st December, 2003 (or since the date of such companies' incorporation where this is a shorter period). The consolidated balance sheets of the Group included elsewhere in this prospectus and the related financial information included in this section present the financial position of the Group as of 31st December, 2001, 2002 and 2003 (for all such companies incorporated as of those respective dates).

Pursuant to the Reorganisation, the Company acquired the entire issued share capital of CS (Hong Kong) and CS Asia from a fellow subsidiary of China Shipping on 15th October, 2003. Pursuant to merger accounting, the consolidated accounts and the related financial information of the Group have included the results of these companies since their respective dates of incorporation as if they were part of the Group for the whole period.

Capital Expenditures

The Group operates in a capital intensive industry that requires a substantial amount of capital expenditures and other long-term committed expenditures, including but not limited to those relating to the purchase and charter of vessels. In addition, the Group has been actively expanding its fleet over the Track Record Period. As a result, the Group's capital expenditures during the Track Record Period have been high. The Group's capital expenditures grew during the Track Record Period from RMB3,152.7 million (US$380.8 million) in 2001 to RMB4,293.5 million (US$518.5 million) in 2002 to RMB6,619.1 million (US$799.4 million) in 2003. The Group's purchase and charter of vessels accounted for about 73.9% of its capital expenditure in 2001, 79.8% of its capital expenditure in 2002 and 85.1% of its capital expenditure in 2003. Going forward, the Group expects its capital expenditures to increase substantially as it continues to expand its fleet and capacity. For more details, please see the section headed "Financial Information — Liquidity and Capital Resources — Capital Expenditures".

Description of Certain Income Statement Items

Turnover

The Group generates its turnover principally from the operation and management of international and domestic container marine transportation. Turnover levels are sensitive to a number of factors in addition to the industry trends discussed above, including:

- *Freight rates.* The rates that the Group is able to charge to transport goods have a significant impact on its annual turnover. These rates typically have risen and fallen cyclically with the broader industry. The table below shows the changes in the average annual freight rate per TEU for the Group over the 5 years period from 1999 to 2003:

	1999	**2000**	**2001**	**2002**	**2003**
Average freight rate per TEU	RMB3,743 (US$452)	RMB4,827 (US$583)	RMB4,238 (US$512)	RMB4,341 (US$524)	RMB5,239 (US$633)

  This represents a CAGR of about 8.8%.

- *Volume shipped.* Despite capacity effectively capping turnover, the Group must actually make effective use of its available capacity by shipping as much volume as possible. The annual volume of loaded containers that the Group has shipped has increased significantly over the Track Record Period, from 1,804,560 TEU in 2001, to 2,392,642 TEU in 2002 and 2,834,207 TEU in 2003.

- *Capacity of the fleet.* The Group's annual turnover is effectively capped by the aggregate capacity of its fleet, as about 98.5% of its turnover earned during the Track Record Period was derived from liner services. The capacity of the Group's fleet measured in TEU has increased significantly during the Track Record Period. As at the end of 2001, its capacity was 149,505 TEU, at the end of 2002, its capacity was 168,330 TEU and at the end of 2003, its capacity was 198,490 TEU. The Group has increased the capacity of its fleet over time primarily in two ways: (i) by adding vessels to its fleet (either through purchase or charter) and (ii) by purchasing and chartering ever larger vessels.

- *Number of trade lanes served and frequency of service.* Because demand for and supply of container shipping services varies among trade lanes worldwide, and because customers are increasingly looking for carriers who can ship goods worldwide, the Group has sought to establish service in an increasing number of trade lanes over the Track Record Period, as well as to establish more frequent service in certain trade lanes that it already serves. As at 31st March, 2004, the Group provided international shipping services along 44 trade lanes. By comparison, as at 31st December, 2001 the Group provided international shipping services along 33 trade lanes.

The Group's turnover is currently derived from two business segments. However, turnover from liner services represented about 98.1% of total turnover in 2001, 98.7% in 2002 and 98.5% in 2003. The Group's two current business segments are:

- *Liner.* Turnover from the Group's container marine transportation, or liner, services, represents the freight fees that it charges as carrier for the transportation of goods by sea both domestically in China and internationally, and certain additional related fees. Liner revenues from the operation of its international and domestic container marine transportation business are recognised on a percentage of completion basis, which is determined on the time proportion method of each individual vessel voyage.

- *Chartering.* Turnover from the Group's chartering services includes revenue derived from the leasing out of container vessels to other carriers, which is recognised over the periods of the respective leases on a straight line basis.

The table below shows a breakdown of the Group's turnover on a major geographic market basis for the three years ended 31st December, 2003. Note that the numbers below include revenue from the Group's liner and chartering business segments.

	For the year ended 31st December,					
	2001		2002		2003	
	RMB'000	*% of total*	*RMB'000*	*% of total*	*RMB'000*	*% of total*
Category						
Domestic						
China	793,990	10.2	878,868	8.4	960,559	6.3
China (Sub-route)	79,294	1.0	111,296	1.1	72,945	0.5
International (Note 1)						
Western America	2,266,584	29.1	4,634,076	44.0	6,019,929	39.4
Europe/Mediterranean	1,911,419	24.5	1,688,540	16.0	4,725,920	30.9
Eastern America	475,252	6.1	656,406	6.2	780,863	5.1
East and Southeast Asia	1,394,231	17.9	1,438,371	13.7	1,230,883	8.1
Australia	389,613	5.0	418,809	4.0	711,918	4.7
Other *(Note 2)*	485,062	6.2	695,868	6.6	773,146	5.0
Total	7,795,445	100.0	10,522,234	100.0	15,276,163	100.0

Note 1: International includes revenue from sub-route services.

Note 2: Other includes all of the Group's revenue from chartering, liner revenue from the Group's other geographic markets and the Group's agency income. Liner revenue from the Group's other geographic market was RMB337.6 million (US$40.8 million) in 2001, RMB560.2 million (US$67.7 million) in 2002 and RMB346.1 million (US$41.8 million) in 2003, constituting 4.3%, 5.3% and 2.3% of the Group's respective total revenue during the same period. The Regional Subsidiaries and CS (Hong Kong) also earned agency income of RMB193 million (US$23 million) for the Group in 2003. The Group did not earn any agency income prior to 2003 because the Regional Subsidiaries and CS (Hong Kong) were only established or became part of the Group in 2003.

The following table shows the breakdown of the Group's turnover into liner and chartering for the three years ended 31st December, 2003:

	For the year ended 31st December,					
	2001		2002		2003	
	RMB'000	*% of total*	*RMB'000*	*% of total*	*RMB'000*	*% of total*
Category						
Liner	7,648,024	98.1	10,386,580	98.7	15,041,903	98.5
Chartering	147,421	1.9	135,654	1.3	234,260	1.5
Total	7,795,445	100.0	10,522,234	100.0	15,276,163	100.0

Operating costs

The Group's operating costs consist principally of: (i) container and cargo costs; (ii) vessel and voyage costs; and (iii) sub-route and other costs.

- Container and cargo costs consist primarily of stevedoring costs, port fees and container leasing costs.

- Vessel and voyage costs consist primarily of the depreciation of vessels and expenses from chartering vessels as well as fuel and oil costs.

- Sub-route and other costs consist primarily of costs relating to the transportation of cargo on sub-routes as well as inland transportation.

The following table shows a breakdown of the Group's operating costs expressed as a percentage of turnover for the three years ended 31st December, 2003:

	For the year ended 31st December,					
	2001		**2002**		**2003**	
	RMB'000	*% of total turnover*	*RMB'000*	*% of total turnover*	*RMB'000*	*% of total turnover*
Category						
Container and cargo	4,166,790	53.5	4,871,828	46.3	5,983,549	39.2
Vessel and voyage	3,674,295	47.1	4,023,216	38.2	4,918,913	32.2
Sub-route and others	960,207	12.3	1,633,496	15.5	2,107,429	13.8
Total	8,801,292	112.9	10,528,540	100.0	13,009,891	85.2

The Directors believe that a key measure of the Group's performance is its cost per TEU of loaded containers transported. While the Group's total operating costs have increased as its business has grown, primarily because the Group has added vessels to its fleet with increasingly large capacities, this cost per TEU of loaded containers transported has fallen. The following table illustrates the Group's cost per TEU of loaded containers transported for the three years ended 31st December, 2003:

	For the year ended 31st December,		
	2001	**2002**	**2003**
	RMB	*RMB*	*RMB*
Cost per TEU of loaded containers transported	4,877 (US$589)	4,400 (US$531)	4,590 (US$554)

The reason for the drop in cost per TEU of loaded containers transported in 2002 was the substantial addition of new time chartered vessels. Those vessels have lower fixed costs, but added more capacity to the Group. The increase in cost per TEU of loaded containers in 2003 was due to the fact that the Group had much higher volume in its Europe/Mediterranean trade lanes, which are more costly in terms of cost per TEU of loaded containers.

Administrative and general expenses

Administrative and general expenses consist of costs related to management and administrative staff. Staff costs include all employee benefits, such as wages and bonuses for all employees, hiring fees for leased crew, pension benefits, housing benefits and termination and early retirement benefits. Furthermore, administrative and general expenses include provision for doubtful receivables (including specific and general provision). Provision is made against trade receivables to the extent that those receivables are considered to be doubtful. Trade receivables are stated in the balance sheet net of such provision. Specific provision for long outstanding balances is made after review and assessment by the management, while general provision is provided based on the ageing profile of receivables. The general provision policy is as follows: within 1 year, 3%; from 1 to 2 years, 10%; from 2 to 3 years, 25%; and more than 3 years, 50%. Provision for doubtful receivables mainly represents the difference between general provision balances calculated (based on the percentages of the Group's general provision policy, described in the preceding sentence) at two consecutive year end dates, together with any specific provision of bad receivables written off identified during the year. Administrative and general expenses also include impairment losses to container vessels and costs relating to certain non-vessel-related operating leases, primarily rental payments made by the Group for the rental of office buildings and other properties.

Net financing charges

Net financing charges consist primarily of interest expense from bank loans and charges related to finance lease obligations.

Taxation

Taxation consists of both current and deferred taxation.

During the Track Record Period, China Shipping, the Company's parent, filed consolidated enterprise income tax filing covering itself and certain subsidiaries, including the Company, Shanghai Puhai, CS (Dalian), CS (Guangzhou), CS (Qingdao), CS (Shenzhen), CS (Tianjin), CS (Hainan) and CS (Xiamen) (referred to below collectively as the "Tax Entities"). During the Track Record Period, none of the Tax Entities was assessed enterprise income tax on an individual basis. Furthermore, since there were overall tax losses carried forward, the Tax Entities paid no enterprise income tax during the Track Record Period. However, certain of the Group's subsidiaries established in 2003 were charged enterprise income tax on profits because they were not included in China Shipping's consolidated tax filing. Accordingly, the Group's effective tax rate over the Track Record Period was nil in financial years 2001 and

2002, and 0.7% in 2003. Starting from the establishment of the joint stock company on 3rd March, 2004, the Company has had an effective tax rate of 15%. This tax holiday was granted to the Company by relevant tax authorities when the Company re-established its base in the Pudong New Area. Overall, the Directors expect that the Group's effective tax rate for 2004 will be about 16.9%.

China Shipping has issued a guarantee to indemnify the Tax Entities of any enterprise income tax chargeable by the State Tax Bureau for the Track Record Period. The guarantee was provided by China Shipping to indemnify the Tax Entities from any liability and/or penalties arising from allocation of any tax charges from China Shipping or re-assessment of tax by the State Tax Bureau in connection with the enterprise income tax assessed for the Track Record Period. Furthermore, pursuant to the Deed of Warranty and Indemnity, China Shipping will also indemnify the Group for any tax liability of the Group resulting from or by reference to any income, profits or gains earned, accrued or received on or before the date on which the obligations of the Underwriters under the Underwriting Agreements become unconditional. Accordingly, the Directors believe that there is minimal risk that the Group will be liable to pay additional funds for enterprise income tax incurred during the Track Record Period.

Minority interests

Minority interests are affected by changes in the results of the Company's non-wholly owned subsidiaries, with minority interests increasing as the profitability of these subsidiaries increases. Minority interests can also be affected by the acquisition, disposal or change in the percentage ownership of a non-wholly owned subsidiary.

Vessel Construction Program

As at 31st March, 2004 the Group had agreed to buy 23 new vessels with a total TEU of 129,887, to be delivered between 2004 and 2007. The total purchase price for these vessels is RMB10,300 million (US$1,244 million). One 4,051 TEU vessel was delivered in April 2004. As at 31st March, 2004, RMB2,852 million (US$344 million) had already been invested and a further RMB7,447.7 million (US$899 million) committed. The Group currently expects to pay out RMB2,772 million (US$335 million) in the remainder of 2004 for these vessels. In 2005, the Group expects to pay out RMB3,430 million (US$414 million). In 2006, the Group expects to pay out RMB1,107 million (US$134 million), whereas in 2007, the Group expects to pay out RMB139 million (US$17 million). Out of the above 23 vessels, one 4,051 TEU vessel was delivered in April 2004. Furthermore, as at 30th April, 2004, the Group had exercised options to purchase a further 2 vessels, both of which have a capacity of 4,250 TEU each. Payments for most of these vessels are tied to the achievement of periodic milestones, such as the launch of each vessel and its delivery. The Group expects to fund these expenditures through a mix of internally generated funds and proceeds from the Share Offer. The Group currently intends to use about RMB2,500 million (US$301.9 million) of the proceeds from the Share Offer to acquire vessels.

Results of operations

Comparison of the year ended 31st December, 2003 to the year ended 31st December, 2002.

Turnover

The Group's turnover increased by RMB4,754.0 million (US$574.2 million), or 45.2%, from RMB10,522.2 million (US$1,270.8 million) in 2002 to RMB15,276.2 million (US$1,845.0 million) in 2003. This increase in turnover was primarily due to:

- *Increased shipping volume.* The total volume of goods transported by the Group increased by 18.5%, from 2.4 million TEU in 2002 to 2.8 million TEU in 2003. This increase in volume partly resulted from an increase in the Group's capacity in its North American, European and Australian trade lanes. The volume of goods shipped in the Group's North America and Europe/Mediterranean trade lanes increased by 9.9% and 95.8% respectively between 2002 and 2003. Volume has also increased as the Group has increased the frequency of its services in certain trade lanes and has added new trade lanes. In 2003, the Group significantly increased the frequency of its services to the West Coast of North America, to Europe and to Australia. The Group also began operations in new trade lanes in 2003, including one joint service trade lane to the West Coast of North America and one trade lane operated by another carrier but with slots made available to the Group through a slot exchange agreement to the East Coast of North America.

- *Increased European demand.* Demand for the Group's services in its Europe/Mediterranean trade lanes increased significantly in 2003, due in significant part to the fall in the value of the US dollar (to which the Renminbi is pegged) against the Euro, which began in the second half of 2002. This fall made goods manufactured in China significantly less expensive in Europe, therefore increasing the demand.

- *Higher freight rates.* Overall, the Group's average freight rates increased by 20.7% between 2002 and 2003, primarily due to increases in rates in its international trade lanes, which increased by an average of 26.9% between 2002 and 2003. These rate increases were due in significant part to an increased demand in its trade lanes to North America and to Europe and the Mediterranean whose average freight rates increased by approximately 17.1% and 42.9% respectively.

Operating costs

Total operating costs increased by RMB2,481.4 million (US$299.7 million), or 23.6%, from RMB10,528.5 million (US$1,271.6 million) in 2002 to RMB13,009.9 million (US$1,571.2 million) in 2003. Overall, operating costs largely rose correspondingly with the increase in the Group's business (as measured by turnover) in 2003.

- Container and cargo costs increased by RMB1,111.7 million (US$134.3 million), or 22.8%, from RMB4,871.8 million (US$588.4 million) in 2002 to RMB5,983.5 million (US$722.6 million) in 2003. This increase was mostly attributable to higher shipping volume, which led to increased aggregate stevedoring costs, port fees and container leasing costs. Port fees increased by RMB218.0 million (US$26.3 million), or 25.4%, from RMB858.3 million (US$103.7 million) in 2002 to RMB1,076.3 million (US$130.0 million) in 2003. This increase was due primarily to more frequent use of ports of call, primarily in the Group's Europe/Mediterranean and Middle Eastern services. Stevedoring costs rose from RMB3,160.2 million (US$381.7 million) in 2002 to RMB3,622.4 million (US$437.5 million) in 2003, an increase of 14.6%. The increase in stevedoring costs was primarily due to a 15.8% increase in shipping volume in the Group's international trade lanes from 1.7 million TEU in 2002 to 2.0 million TEU in 2003. Container leasing management costs also rose by RMB431.5 million (US$52.1 million), or 51%, from RMB853.4 million (US$103.1 million) in 2002 to RMB1,284.9 million (US$155.2 million) in 2003. This increase was due primarily to the Group operating with more containers in 2003, and an increase in the rental rate per container in 2003 due to an upturn in the shipping industry.

- Vessel and voyage costs increased by RMB895.7 million (US$108.2 million), or 22.3%, from RMB4,023.2 million (US$485.9 million) in 2002 to RMB4,918.9 million (US$594.1 million) in 2003. This increase was mainly due to an increase in fuel and oil costs, which rose by RMB604.0 million (US$72.9 million), or 42%, from RMB1,438.2 million (US$173.7 million) in 2002 to RMB2,042.2 million (US$246.6 million) in 2003. This increase in fuel costs was due in part to higher shipping volume, as well as to higher oil prices due to the global economic recovery (and a corresponding increase in global demand), as well as the Iraq war.

- Sub-route and other costs increased by RMB473.9 million (US$57.2 million), or 29.0%, from RMB1,633.5 million (US$197.3 million) in 2002 to RMB2,107.4 million (US$254.5 million) in 2003. This increase was largely due to an increase in shipping volume along sub-routes in 2003. Additionally, inland transportation costs increased in 2003, primarily due to increased door-to-door deliveries in North America.

Gross profit/(loss)

As a result of the factors discussed above, including a general increase in freight rates, the Group realised a gross profit in 2003 of RMB2,266.3 million (US$273.7 million), a substantial change from its gross loss of RMB6.3 million (US$0.8 million) in 2002. The Group's gross profit margin was about 14.8% in 2003.

Administrative and general expenses

Administrative and general expenses increased by RMB187.2 million (US$22.6 million), or 85.2%, from RMB219.7 million (US$26.5 million) in 2002 to RMB406.9 million (US$49.1 million) in 2003. The increase was due primarily to: (i) the start-up costs of the 8 Regional Subsidiaries established in 2003, including RMB10 million (US$1.2 million) in rental expense for office buildings and RMB10.2 million (US$1.2 million) in depreciation expense related to office equipment; and (ii) an increase of general provision of doubtful debts by RMB13.0 million (US$1.6 million) from RMB55.8 million (US$6.7 million) to RMB68.8 million (US$8.3 million) as a result of increased outstanding trade receivable balances as at 31st December, 2003 which were due to increased turnover in that year. Overall, administrative and general expenses associated with the newly established Regional Subsidiaries were RMB122.6 million (US$14.8 million), and those associated with the Hong Kong subsidiary were RMB72.7 million (US$8.8 million). The increase occurred despite the fact that the Group had no impairment loss against container vessels in 2003, in contrast to the RMB59.3 million (US$7.2 million) of impairment loss related to three vessels in 2002 representing the shortfall of the valuation over carrying value of the respective vessels. The independent valuation carried out in 2002 was a requirement related to the transfer of 25% interest in the Company by CSDC to China Shipping. Even though the container shipping market recovered significantly in 2003, the Directors believed that the condition of those three vessels did not improve and so the impairment losses were not written back.

Operating profit/(loss)

As a result of the factors discussed above, the Group realised an operating profit of RMB1,859.4 million (US$224.6 million) in 2003, compared to an operating loss of RMB226.0 million (US$27.3 million) in 2002.

Net financing charges

The Group's net financing charges in 2003 were RMB459.4 million (US$55.5 million), an increase of RMB76.1 million (US$9.2 million), or 19.9%, from net financing charges of RMB383.3 million (US$46.3 million) in 2002. This increase was primarily due to the fact that interest charges associated with outstanding debt relating to vessel construction had previously been capitalised, but upon completion of each vessel the related interest is treated as an expense.

Taxation

Income tax expense increased from a tax credit of RMB10.2 million (US$1.2 million) in 2002 to a tax expense of RMB9.6 million (US$1.2 million) in 2003. There was deferred tax credits recognised in the amounts of RMB13.5 million (US$1.6 million) and RMB12.0 million (US$1.4 million) for 2003 and 2002 respectively. In 2003, the Group also recorded enterprise income tax (described below) and Hong Kong profits tax totalling RMB20.8 million (US$2.5 million).

As described above, during the Track Record Period China Shipping was permitted to report its earnings with its approved branches of subsidiaries, including certain companies in the Group, on a consolidated basis.

In 2003, the Company and certain subsidiaries had no enterprise income tax payable as they recorded accumulated losses. However, the above-mentioned consolidated taxation assessment was not applicable to certain other subsidiaries of the Company, which were required to submit individual tax declaration statements and pay enterprise income tax to local authorities in accordance with the relevant requirements of PRC tax laws. Therefore, the provisions for tax only reflected the enterprise income tax of certain of the Company's subsidiaries which were not included in the consolidated taxation entity.

Profit/(loss) attributable to shareholders

As a result of the factors discussed above, including a general increase in freight rates and in the Group's shipping volume, the Group's profit attributable to shareholders was RMB1,382.9 million (US$167.0 million) in 2003, an increase from a loss of RMB 597.1 million (US$72.1 million) in 2002. The Group's net loss margin was 5.7% in 2002, compared to a profit margin of 9.1% in 2003.

Comparison of the year ended 31st December, 2002 to the year ended 31st December, 2001.

Turnover

While the Group's turnover is currently derived from two business segments, turnover from liner services represented substantially all of the Group's total turnover in 2001 and 2002. As a percentage of total turnover, turnover from liner services increased slightly from 98.1% in 2001 to 98.7% in 2002. In 2002, the Group's turnover increased by RMB2,726.8 million (US$329.3 million), or 35.0%, from RMB7,795.4 million (US$941.5 million) in 2001 to RMB10,522.2 million (US$1,270.8 million) in 2002. This increase in turnover was primarily due to:

- *Increased shipping volume.* The total volume of goods transported by the Group increased by 32.6%, from 1.8 million TEU in 2001 to 2.4 million TEU in 2002. The volume of goods shipped in the Group's North America trade lanes increased by

85.3% between 2001 and 2002. This increase in volume in 2002 was due in part to the fact that Group's business was less affected than that of certain competitors by the strikes by dock workers on the West Coast of the United States beginning in the third quarter of 2002. As a result, the Group was able to continue to offer its services during that time and so was able to provide service to customers who may otherwise have used the services of competitors.

- *Higher freight rates.* Overall, the Group's average freight rates increased by 2.4% between 2001 and 2002, primarily due to increases in rates in its international trade lanes, which increased by an average of 3.3% between 2001 and 2002. These rate increases were due in significant part to a sharp drop in container shipping rates industry-wide after 11th September, 2001, followed by a recovery starting in the second quarter of 2002. Additionally, because the Group's business was less affected than that of certain competitors by the strikes by dock workers on the West Coast of the United States beginning in the third quarter of 2002, the Group was able to continue to offer its services during that time and so was able to charge significantly higher rates.

- *Increased frequency in trade lanes and operation in new trade lanes.* In 2002, the Group significantly increased the frequency of its services to North America. The Group also began operations in new trade lanes in 2002, including AAT and AAC.

Operating costs

Total operating costs increased by RMB1,727.2 million (US$208.6 million), or 19.6%, from RMB8,801.3 million (US$1,063.0 million) in 2001 to RMB10,528.5 million (US$1,271.6 million) in 2002. Operating costs rose correspondingly with the increase in the Group's business (as measured by turnover) in 2002.

- Container and cargo costs increased by RMB705.0 million (US$85.1 million), or 16.9%, from RMB4,166.8 million (US$503.2 million) in 2001 to RMB4,871.8 million (US$588.4 million) in 2002. This increase was mostly attributable to higher shipping volume (from 1.8 million TEU in 2001 to 2.4 million TEU in 2002), which led to increased stevedoring costs. Stevedoring costs rose from RMB2,566.7 million (US$310.0 million) in financially year 2001 to RMB3,160.2 million (US$381.7 million) in 2002, an increase of 23.1%.

- Vessel and voyage costs increased by RMB348.9 million (US$42.1 million), or 9.5%, from RMB3,674.3 million (US$443.8 million) in 2001 to RMB4,023.2 million (US$485.9 million) in 2002. This increase was mainly due to an increase in fuel and oil costs, which rose by RMB187.3 million (US$22.6 million), or 15.0%, from RMB1,250.9 million (US$151.1 million) in 2001 to RMB1,438.2 million (US$173.7 million) in 2002. This increase in fuel costs was due to increased shipping volume in 2002, despite the fact that the average price of oil dropped slightly.

- Sub-route and other costs increased by RMB673.3 million (US$81.3 million), or 70.1%, from RMB960.2 million (US$116.0 million) in 2001 to RMB1,633.5 million (US$197.3 million) in 2002. This increase was due to increased inland transportation associated with the Group's establishment of service in a new North America trade lane in 2002, AAC.

Gross profit/(loss)

As a result of the factors discussed above, including a general increase in freight rates and lower average costs as a result of the Group adding large size vessels to its fleet, the Group's gross loss narrowed 99.4% from 2001 to 2002, from gross loss of RMB1,005.8 million (US$121.5 million) in 2001 to a gross loss of RMB6.3 million (US$0.8 million) in 2002, and the Group's gross loss margin decreased from 12.9% in 2001 to 0.1% in 2002.

Administrative and general expenses

Administrative and general expenses increased by RMB144.2 million (US$17.4 million), or 191.0%, from RMB75.5 million (US$9.1 million) in 2001 to RMB219.7 million (US$26.5 million) in 2002. The increase was due to an increase in the Group's general provision for doubtful debts from RMB3.3 million (US$0.4 million) to RMB 55.8 million (US$6.7 million) as a result of increased outstanding trade receivable balances as at 31st December, 2002 due to increased turnover in that year and also due to a slight increase in the ageing profile of the Group's receivables. Moreover, a provision was made in 2002 for a receivable from a third party totalling RMB34.2 million (US$4.1 million). Also, while there was no impairment loss against the Group's vessels in 2001, in 2002 there was a RMB59.3 million (US$7.2 million) impairment. In 2002, the Group underwent an independent valuation related to the transfer of interest in the Company from CSDC to China Shipping. Although that valuation was a comprehensive valuation of all assets and liabilities of the Group as a whole, and not of individual vessels, the Directors believed it confirmed an assessment of impairment to three of the Group's vessels. Based on the Group's own assessment and the independent valuation, the Directors believed that impairment losses should be recognised in the accounts. The Group did not rely on an independent valuation in 2001, but the Directors nonetheless believed that the Group's vessels suffered no impairment loss that year.

Operating profit/(loss)

As a result of the factors discussed above, the Group's operating loss narrowed by 79.1%, from RMB1,081.3 million (US$130.6 million) in 2001 to an operating loss of RMB226.0 million (US$27.3 million) in 2002 and the Group's operating margin loss from operations expressed as a percentage of turnover decreased from 13.9% in 2001 to 2.1% in 2002.

Net financing charges

Net financing charges consist primarily of interest expense from bank loans and finance charges from finance lease obligations. The Group's net financing charges in 2002 were RMB383.3 million (US$46.3 million), an increase of RMB107.3 million (US$13.0 million), or 38.9%, from net financing charges of RMB276.0 million (US$33.3 million) in 2001. This increase was primarily due to increased outstanding balances of bank loans and finance lease obligations as at 31st December, 2002.

Taxation

Income tax credit decreased from RMB12.7 million (US$1.5 million) in 2001 to RMB10.2 million (US$1.2 million) in 2002. This decrease was due primarily to a deferred tax credit recognised in 2002. In 2001 and 2002, the Company and China Shipping had no enterprise income tax payable as they recorded accumulated consolidated tax losses.

Minority interests

Minority interests increased from RMB0.9 million (US$0.1 million) in 2001 to RMB2.0 million (US$0.2 million) in 2002 because new minority interests were introduced from a subsidiary which was consolidated in 2002.

Profit/(loss) attributable to shareholders

The Group's loss attributable to shareholders was RMB597.1 million (US$72.1 million) in 2002, which narrowed from the loss of RMB1,338.4 million (US$161.6 million) in 2001. The Group's net loss margin was 5.7% in 2002, compared to net loss margin of 17.2% in 2001. The decrease in the Group's net loss margin was due to the factors discussed above, including the increase in the Group's shipping volume and freight rates.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Group's principal sources of liquidity have been, and are expected to be, cash flow from operations, the issuance of new shares and debt financing from banks. The Group's principal uses of cash have been, and are expected to be operational costs, paying back loans and the funding of construction of new vessels. The Group has historically been able to satisfy its working capital needs from cash flow from operations and the proceeds from bank loans although the Group borrowed significant amounts from the ultimate holding company to cover operating losses in 2001 and 2002. Additionally, the Company received capital injections of RMB1.0 billion in each of 2002 and 2003. In return, the Company expanded its registered capital by RMB2 billion, and the ultimate holding company's share of the Company's registered capital increased by the same amount. Its ability to expand through the construction or other acquisition of new vessels has been largely dependent upon, and will continue to depend upon, its ability to finance these activities through the issuance of long-term borrowings or, perhaps, equity securities, the issuance of convertible and other debt securities. If adequate funds are not available, whether on satisfactory terms or at all, the Group may be forced to curtail its expansion plans. The Group's ability to meet its working capital needs from cash flow from operations will be affected by demands for its services, which in turn may be affected by several factors. Many of these factors are outside of its control, such as economic downturns. To the extent that the Group does not generate sufficient cash flow from its operations to meet its cash requirements, it may rely on external borrowings and securities offerings.

As at 31st March, 2004 the Group's borrowings consisted of 17 bank loans amounting to RMB6.3 billion (US$0.8 billion). The Group intends to use RMB3,000 million (US$362.3 million) of the proceeds from the Share Offer to repay some of its outstanding loan obligations. Subsequent to that repayment, the Directors expect that the Group's debt will consist primarily of non-current portions (i.e. the portions of those loans not payable within one year) of long-term bank loans, which have been mainly used to finance the purchase of vessels. The Directors intend to repay the non-current portions of these loans using cash flow generated from the Group's operations (rather than by using the proceeds from the Share Offer). The Directors also believe that using cash flow generated from operations to repay long-term bank loans used to finance the purchase of vessels is normal industry practice. Subsequent to 31st March, 2004, the Group has entered into 2 loans (of US$105 million and US$125 million) which the Directors believe are material to the financial position of the Group. Please refer to "Financial Information — Indebtedness".

Net current assets

As at 31st March, 2004, based on the unaudited consolidated management accounts, the Group had net current assets of about RMB422.6 million (US$51.0 million). Current assets were mainly comprised of bunkers of about RMB225.2 million (US$27.2 million), trade and note receivables of about RMB3,337.4 million (US$403.1 million), prepayments and other receivables of about RMB472.1 million (US$57.0 million) and bank balances and cash of about RMB1,283.5 million (US$155.0 million).

Current liabilities were mainly comprised of trade and notes payable of about RMB2,252.0 million (US$272.0 million), accruals and other payables of about RMB653.2 million (US$78.9 million), short-term bank loans of about RMB1,224.1 million (US$147.8 million), the current portion of long-term bank loans of about RMB405.7 million (US$49.0 million), and the current portion of finance lease obligations of about RMB360.6 million (US$43.6 million).

Cash Flows

As at 31st December, 2003, the Group's primary source of liquidity was cash and cash equivalents of RMB1,484.5 million (US$179.3 million), denominated principally in RMB and US dollars, an increase of RMB969.2 million (US$117.1 million) from 31st December, 2002. Cash balances increased from 2001 to 2002 and from 2002 to 2003, mainly reflecting an increase in each period's net cash in-flow from operating activities and net cash inflows from financing activities, primarily an increase of bank loans to finance long-term capital expenditures and short-term working capital purposes. Cash generated from operations, when not needed for working capital requirements, has been and is held principally in the form of short-term and demand deposits with banks as indicated in the table below.

	As at 31st December,		
	2001	2002	2003
	RMB millions		
Cash and bank deposits denominated in:			
— RMB	145	306	440
— USD	227	292	998
— Others	—	—	46
	372	598	1,484

The following table provides information regarding the Group's cash flow in the periods indicated:

	For the year ended 31st December,		
	2001	2002	2003
	RMB millions		
Net cash (used in)/from operating activities	(379)	(440)	2,716
Net cash used in investing activities	(551)	(1,415)	(3,390)
Net cash generated from financing activities	895	1,998	1,643
Net (decrease)/increase in cash and cash equivalents	(35)	144	969

Net Cash Inflows/(Outflows) from Operating Activities

In 2003, net cash inflows from operating activities were RMB2,715.9 million (US$328.0 million), compared to net cash outflows from operating activities of RMB439.7 million (US$53.1 million) for 2002, an increase of RMB3,155.6 million (US$381.1 million). A key component of the Group's change in net cash inflows from operating activities was the increase in turnover from liner services. Cash inflows from operating activities before working capital changes were RMB2,452.2 million (US$296.2 million) for 2003, as compared to RMB280.6 million (US$33.9 million) for 2002, an increase of 773.9%. This change was also mainly due to the increase of turnover from liner services.

In 2002, net cash outflows from operating activities amounted to RMB439.7 million (US$53.1 million) compared to net cash outflows of RMB379.1 million (US$45.8 million) in 2001, which represented an increase of RMB60.6 million (US$7.3 million) from the prior year, or 16.0%. This change was due primarily to the fact that the Group made a loss in 2002, enlarging the net amount of cash outflows from operating activities.

Net Cash Flows from Investing Activities

The Group had net cash outflows from its investing activities in its three most recent financial years. In 2003, net cash outflows from investing activities were RMB3,389.7 million (US$409.4 million), compared to RMB1,414.7 million (US$170.9 million) in 2002, an increase of RMB1,975.0 million (US$238.5 million), or 139.6%. The key component of this was cash outflows related to the Group's construction of fixed assets (primarily vessels), which increased by 145.0% from RMB1,425.0 million (US$172.1 million) in 2002 to RMB3,490.3 million (US$421.5 million) in 2003. In 2001, net cash outflows from investing activities were RMB550.6 million (US$66.5 million), compared to RMB1,414.7 million (US$170.9 million) in 2002. This change was also due to an increase in the Group's construction of fixed assets (primarily vessels), which increased by 171.4% from RMB525.0 million (US$63.4 million) in 2001 to RMB1,425.0 million (US$172.1 million) in 2002.

Net Cash Inflows from Financing Activities

The Group had net cash inflows from financing activities in its 3 most recent financial years. In 2003, net cash inflows from financing activities were RMB1,643.0 million (US$198.4 million), compared to RMB1,998.1 million (US$241.3 million) in 2002, a decrease of RMB355.1 million (US$42.9 million), or 17.8%. One reason for this was that net cash inflows from operating activities increased, so the Group borrowed less short-term loans and loans from the ultimate holding company. The Group's net inflows from financing activities decreased despite the fact that in 2003 the Group borrowed higher amounts from investment loans to construct new vessels.

In 2002, net cash inflows from financing activities were RMB1,998.1 million (US$241.3 million) compared to RMB894.8 million (US$108.1 million) in 2001, an increase of RMB1,103.3 million (US$133.2 million), or 123.3%.

Average Debtor and Creditor Turnover

The Group's average number of debtor turnover days was about 68 to 72 days in 2001 and 2002. In 2003, mainly due to management's effort to strengthen credit control over settlements from customers, the average number of debtor turnover days decreased to 56 days.

The Group's average number of creditor turnover days continuously decreased from about 48 days in 2001, to about 42 days in 2002 and about 36 days in 2003. This decrease was mainly a result of management's efforts to improve the efficiency of settlement procedure for the Group's agents, which led to more timely settlements.

Sources of Liquidity

The Group generally finances its operations with internally generated cashflow and banking facilities although the Group borrowed significant amounts from the ultimate holding company to cover operating losses in 2001 and 2002. Additionally, the Company received capital injections from the ultimate holding company of RMB1.0 billion in each of 2002 and 2003. In return, the Company expanded its registered capital by RMB2 billion, and the ultimate holding company's share of the Company's registered capital increased by the same amount. As at 31st March, 2004, the Group had total banking facilities and borrowings of about RMB8,147.2 million (US$984.0 million) of which the drawn down portion of the banking facilities was RMB1,501.2 million (US$181.3 million). Interest rates on the loans were at rates ranging from around 4% to 6% (with the exception of certain U.S. dollar loans, with an interest rate that ranges from 0.45% to 1.05% above LIBOR), subject to periodic revision. In 2003, the Group repaid RMB1,707.6 million (US$206.2 million) of bank borrowings and made new borrowings of RMB4,083.2 million (US$493.1 million), for a net increase in borrowings of RMB2,375.6 million (US$286.9 million).

The Group had 5 and 4 outstanding long-term loans as at the end of 2002 and 2003, respectively. As at 31st March, 2004, the Group had 5 remaining outstanding long-term loans. The assets over which security interests have been granted under the secured long term loans are the respective vessels whose construction costs were partially or completely funded by the proceeds from such secured long-term loans. One of the secured long term loans also requires a mortgage over the shares of the relevant Group member as borrower and an assignment of any charterhire to be received by such borrower which has to be deposited in a special account. The balance in such account was also charged in favour of the lenders. Those remaining loans will mature between 2013 and 2015. Four of those remaining long-term loans required guarantees to be given by China Shipping. Accordingly, as at 31st March, 2004, 4 outstanding guarantees had been executed by China Shipping. China Shipping did not hold any security against the Group in respect of these guarantees. The Group has obtained consent from the above banks to release the guarantees provided by China Shipping upon Listing.

The Group had 28 and 14 outstanding short-term loans as at the end of 2002 and 2003, respectively. As at 31st March, 2004 the Group had 12 outstanding short-term loans. All of these short-term loans required guarantees to be provided by China Shipping. Accordingly, as at 31st March, 2004 12 outstanding separate guarantees had been executed by China Shipping. China Shipping did not hold any security against the Group in respect of these guarantees. The Group has obtained consent from the banks to release the guarantees provided by China Shipping upon Listing.

Cash Commitments

The following table shows the total cash commitments of the Group as at 31st March, 2004 falling due in the years indicated, without giving effect to the Share Offer:

	For the year ending 31st December, 2004	2005
	RMB millions	
Category		
Long-term debt	7,919	8,430
Charter lease obligations	2,090	2,341
Finance leases	565	565
Other lease obligations	1,243	1,181
Total	11,817	12,517

The following table shows the total cash commitments of the Group as at 31st March, 2004 falling due in the years indicated, after giving effect to the Share Offer and assuming no exercise of the Over-allotment Option:

	For the year ending 31st December, 2004	2005
	RMB millions	
Category		
Long-term debt	4,236	3,366
Charter lease obligations	2,090	2,341
Finance leases	565	565
Other lease obligations	1,243	1,181
Total	8,134	7,453

Capital Expenditures

The Group has made significant investments in new vessels and other capital equipment including containers. The following is a summary of capital expenditure for the periods indicated:

	For the year ended 31st December,		
	2001	2002	2003
	RMB millions		
Category			
Vessels	532	1,504	3,523
Container finance leases	395	468	563
Lease of container vessels	1,797	1,923	2,106
Lease of containers	422	391	407
Lease of buildings	7	7	19
Total	3,153	4,293	6,618

The increase in capital expenditures for 2003 as compared to 2002 mainly reflects the Group's investment in new vessels.

The following is a summary of budgeted capital expenditure for the future periods indicated:

	For the year ending 31st December,	
	2004	2005
	RMB millions	
Category		
Vessels	4,585	3,573
Container finance leases	665	679
Lease of container vessels	2,174	2,465
Lease of containers	538	779
Lease of buildings	22	27
Total	7,984	7,523

As mentioned above, as at 31st March, 2004 the Group had agreed to buy 23 new vessels with a total TEU of 129,887, to be delivered between 2004 and 2007. One 4,051 TEU vessel was delivered in April 2004. As at 30th April 2004, the Group had exercised options to purchase a further 2 vessels, both of which have a capacity of 4,250 TEU each. Payments for most of these vessels are tied to the achievement of periodic milestones, such as the launch of each vessel and its delivery. The Group expects to fund these expenditures through a mix of internally generated funds, proceeds from the Share Offer and bank loans. For vessels that are financed through bank loans, once a vessel has been constructed it is used as security for the loan.

Operating Leases

As at 31st March, 2004, the Group chartered 79 vessels with a total capacity of 137,338 TEU. These charter arrangements are classified as operating leases. As at 31st March, 2004, the Group leased a number of containers under operating leases with total capacity of 249,646 TEU.

Market Risks

Interest rate risk

The Group is exposed to substantial interest rate risk on its existing debt and on additional debt financing that may be periodically needed for capital expenditures for purchases of vessels. Upward fluctuations in interest rates increase the cost of both existing and new debt. The interest rate for the Group's short-term borrowings denominated in Renminbi and US dollars as of 31st December, 2003 was about 4.8% and LIBOR plus 0.45% to 0.5% per annum respectively. The US dollar-denominated short-term debt has a floating interest rate. As at 31st December, 2003, the Group's existing RMB long-term credit facilities also bear floating interest rates, which range from about 5.2% to 5.8% per annum, whilst the Group's US dollar denominated long-term credit facility bears a floating interest rate of LIBOR plus 1.05% per annum.

Foreign currency exchange rate risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currencies primarily with respect to the US dollar. In 2003, about 90.4% of the Group's revenue was received in foreign currencies and about 9.6% was received in Renminbi. About 73.8% of operating expenses were paid in foreign currencies, while about 26.2% were paid in Renminbi. In addition, the prices of all of its contracts for construction of new ships are denominated in US dollars, though the prices for all ships being constructed in China are to be paid in Renminbi. The Group has not entered into any agreements to hedge its exchange rate exposure.

Critical Accounting Policies

Preparation of the individual and consolidated financial statements of the Company requires it to make judgements in applying its critical accounting policies. The Company has identified below the accounting policies, amongst others, that are most critical to its consolidated financial statements.

- *Revenue recognition.* The Company recognises freight revenues on a percentage of completion basis, which is determined on the time proportion method of each individual vessel voyage. And the income from chartering of vessels under operating leases is recognised over the periods of the respective leases on a straight-line basis.

- *Employee benefits.* The full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulas. The relevant government agencies are responsible for the pension liability to these retired employees. The Group pays the labour and social welfare authorities on a monthly basis to contribute to these pension plans based on percentages of the total salary of employees (or on another basis), subject to a certain ceiling. Contributions to the plans are expensed as incurred.

  The Group also operates a defined contribution Mandatory Provident Fund ("MPF") scheme for its employees employed in Hong Kong. The Group contributes 5% of the employees' relevant income per month as required by the Hong Kong MPF Scheme Ordinance subject to a maximum of HK$1,000 per person.

  The Group's contributions to the above defined contribution schemes are expensed as incurred.

  Employee entitlements to annual leave are recognised when they accrue to employees. Provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

  Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

  All full-time employees of the Group employed in China are entitled to participate in various government-sponsored housing funds. The Company contributes to these funds based on certain percentages of the salaries of the employees on a monthly basis. The Company's liability in respect of these funds is limited to the contributions payable in each year/period. Contributions to the funds are expensed as incurred.

- *Finance leases arrangements.* Leases that transfer substantially all the risks and rewards of ownership of such assets to the Company are accounted for as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The Company includes corresponding rental obligations and net of finance charges in long-term liabilities. The finance charges are charged to the profit and loss account over the lease periods. Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

- *Capitalisation of borrowing and other direct costs in container vessels under construction.* The Group capitalises borrowing and other direct costs that are directly attributable to the construction of container vessels.

INDEBTEDNESS

Borrowings

At the close of business on 31st March, 2004, being the latest practicable date for the inclusion of information in this section prior to the publication of this prospectus, the Group had outstanding borrowings of about RMB7,534.4 million (US$910.0 million), which comprise secured long-term bank loans of about RMB5,124.3 million (US$618.9 million), unsecured short-term bank loans of about RMB1,224.1 million (US$147.8 million), an amount due to ultimate holding company of about RMB74.5 million (US$9.0 million), and a long term loan amount due to the ultimate holding company of about RMB1,111.5 million (US$134.2 million). The assets over which security interests have been granted under the secured long-term loans are the respective vessels, whose construction costs were partially or completely funded by the proceeds from such loans. One of the secured long term loans also requires a mortgage over the shares of the relevant Group member as borrower and an assignment of any charterhire to be received by such borrower which has to be deposited in a special account. The balance in such account was also charged in favour of the lenders. Additionally, the Group's bank loans have historically been guaranteed by China Shipping Group. However, those guarantees will be released by the Group's respective lenders upon Listing. As at the Latest Practicable Date, the Group has repaid the entire balance of outstanding loans owed to the ultimate holding company. The Group intends to use RMB3,000 million (US$362.3 million) of the proceeds from the Share Offer to repay some of its outstanding loan obligations to certain banks.

Subsequent to 31st March, 2004, the Group has entered into 2 loans which the Directors believe are material to the financial position of the Group. In April, 2004, the Group entered into a secured long-term loan with a syndicate of lenders (independent to the Group) for a term loan facility of up to US$105 million for the purchase of 2 vessels. The loan was secured against the vessels and the shares of the borrowers (which are the wholly owned subsidiaries of the Company). These borrowers have also assigned the charterhire to be received by them which has to be deposited in a special account. The balance in such account was also charged in favour of the lenders. For details of the possible repayment of this loan with the net proceeds of the Share Offer, please refer to the section headed "Relationship with the China Shipping Group — Details of the Connected Transactions — On-going transactions under subsisting agreements — Yangshan A and Yangshan B Time Charters". In the same month, the Company also entered into a secured short term loan with a bank independent to the Group which amounted to US$125 million. This loan is secured by a pledged deposit given by the China Shipping Group. On 30th April, 2004, the Group had drawn the full amount of the loan from the bank in order to make partial payment to a shipbuilder for the building of 2 new vessels. The Group will apply part of the net proceeds to be generated from the Share Offer to repay in full the sums owing to this bank. Upon full repayment of the sums owing to the bank, the pledged deposit given by the China Shipping Group will be released.

Finance Lease Obligations

As at 31st March, 2004, the Group had finance lease obligations of about RMB1,871.1 million (US$226.0 million).

Debt to total assets ratio

The Group's debt (total liabilities less trade and notes payable, accruals and other payables) to total assets ratios in financial years 2001 and 2002 were relatively high, at 85% and 82% respectively. This was due to large operating losses in both years, which led the Group to borrow significant amounts from the ultimate holding company to cover those losses. This was also despite the fact that the ultimate holding company had injected RMB1 billion into the Company in 2002. In return, the Company expanded its registered capital by RMB1 billion, and the ultimate holding company's share of the Company's registered capital increased by the same amount.

The Group's debt to total assets ratio fell to 59% in 2003. This decline was mainly due to the Group achieving a net profit of RMB1.4 billion (US$0.2 billion) that year. Additionally, the Company experienced a further capital injection of RMB1 billion (US$0.1 billion). In return, the Company expanded its registered capital by RMB1 billion, and the ultimate holding company's share of the Company's registered capital increased by the same amount. The Group was also able to convert around RMB1 billion in amounts owed to the ultimate holding company into a capital surplus.

Contingent liabilities

At the close of business on 31st March, 2004, the Group did not have any material contingent liabilities.

Disclaimer

Save as disclosed in this prospectus, as at the close of business on 31st March, 2004, the Group did not have any outstanding mortgages, charges, pledge, debentures, loan capital, bank loans and overdrafts, debt securities or other similar indebtedness, finance leases or hire purchase commitments, acceptance liabilities or acceptance credits, any guarantees or other material contingent liabilities. The Directors have confirmed that save as disclosed above, there has not been any material adverse change in the indebtedness and contingent liabilities of the Group since 31st March, 2004.

DISCLOSURE UNDER CHAPTER 13 OF THE LISTING RULES

The Directors have confirmed that as at 31st March, 2004, they are not aware of any circumstances which would give rise to a disclosure obligation under Chapter 13 of the Listing Rules.

Foreign exchange risk commitment

The majority of the Group's income and expenditure were denominated in Renminbi and US Dollars. During the Track Record Period, foreign exchange fluctuations did not cause any material difficulty to or have any material influence over the Group's operations or working capital. The Directors believe that the Group will have adequate foreign exchange to meet its foreign exchange needs going forward.

PROPERTY INTERESTS

The property interests owned and occupied by the Group in the PRC

The Group holds and occupies an office unit located in Ningbo City, Zhejiang Province, the PRC. The office unit has a gross floor area of approximately 77.24 sq.m. and is currently occupied by the Group for office purposes.

The Group also holds an office located on the whole of level 3 of Suntime International Mansion, 450 Fushan Road, Pudong New District, Shanghai, the PRC. The office has a gross floor area of approximately 3,212.46 sq.m. together with 3 underground car parking lots. The office is currently in the process of decoration.

This property has been acquired by the Company recently. The Group does not currently hold the realty title certificate for the property in Pudong as it is in the process of completing the transaction of the subject property. Pursuant to an opinion given by the Group's PRC legal adviser, the purchase contract for the property is legal and valid and there is no legal impediment to obtain the realty title certificate for the property provided that the parties to the purchase contract have duly fulfilled their obligations under the contract. Pursuant to the purchase contract for this property, the Company can apply for the title certificate for the property within 120 days after all the consideration have been fully paid and the Company can provide necessary materials for title certificate application and registration. At present, the first instalment of the consideration of RMB2,000,000 (US$0.2 million) has been paid by the Company and the last instalment of the consideration will be paid on 20th June, 2004. The Company intends to apply for the certificate as soon as practicable after it has fulfilled the above conditions which is expected to be around the end of October 2004.

Although this property is important to the Company as it is its office, it is not crucial to the Group's operations because of the nature of the business of the Group. As a container shipping company, the Group's assets which are material or essential to its operations are not necessarily located within the premise. The Company confirms that China Shipping has not given and does not intend to give any indemnity in relation to the loss and damages that the Group may suffer as a result of the failure of the Company to obtain the realty title certificate for this property.

As at the date of this prospectus, the Group has also acquired the whole of levels 2 and 4 of Suntime International Mansion, 450 Fushan Road, Pudong New District, Shanghai, the PRC together with 20 car parking spaces recently.

Level 2 has a gross floor area of approximately 3,164.47 sq.m. whilst level 4 has a gross floor area of approximately 3,197.53 sq.m. These properties will be used by the Group for office purposes.

Units A, C and D on level 4 are currently leased to an independent party for a term expiring on 31st December, 2005 at a monthly rent of RMB207,966.50.

The Group does not currently hold the realty title certificates for these properties as it is also in the process of completing the transaction. The Company intends to apply for the certificates as soon as practicable after it has duly fulfilled its obligations under the contract.

The properties leased and occupied by the Group in the PRC

As at 31st March, 2004, the Group leased 56 properties with an aggregate gross floor area of approximately 35,000 sq.m. and a parcel of land with a site area of approximately 25,000 sq.m., which are located in 12 provinces or directly administered municipalities in the PRC, including Shanghai, Tianjin, Zhejiang Province, Hebei Province, Guangdong Province, Shandong Province, Liaoning Province, Jiangsu Province, Guangxi Province, Hainan Province, Fujian Province and Yunnan Province for office, residential and storage purposes.

The property leased and occupied by the Group in Hong Kong

As at 31st March, 2004, the Group also leased a property with a gross floor area of approximately 2,000 sq.m. in Hong Kong for office purposes.

Property valuation

The property interests of the Group have been valued as at 31st March, 2004 at RMB249,000 (US$30,000) by Sallmanns (Far East) Limited, an independent property valuer. The texts of the letter, summary of values and valuation certificates of these property interests prepared by Sallmanns (Far East) Limited are set out in appendix IV to this prospectus. Pursuant to Practice Note 16 to the Listing Rules, the valuation certificates for the leased properties have been excluded from the Prospectus.

PROFIT FORECAST

The Directors forecast that, in the absence of unforeseeable circumstances and on the bases and assumptions set out in appendix III to this prospectus, the Group's consolidated profit after tax and minority interests but before extraordinary items for the year ending 31st December, 2004 will not be less than RMB3,126 million (about HK$2,949 million).

The forecast of the consolidated profit after tax and minority interests but before extraordinary items of the Group for the year ending 31st December, 2004 prepared by the Directors is based on the unaudited consolidated management accounts of the Group for the 3 months ended 31st March, 2004 and a forecast of the results of the Group for the remaining 9 months ending 31st December, 2004. The Directors are not aware of any extraordinary items which have arisen or are likely to arise during the year ending 31st December, 2004. The forecast has been prepared on the basis of the accounting policies consistent in all material aspects with those currently adopted by the Group as summarised in the accountants' report, the text of which is set out in appendix I to this prospectus.

On the basis of the above consolidated profit forecast, and on the assumptions that the weighted average number of 5,032,185,792 Shares were in issue during the year ending 31st December, 2004, and without taking into any account any H Shares which may be issued pursuant to the Over-allotment Option, the forecast earnings per Share on a weighted average basis will be RMB0.62 (about HK$0.58) for the year ending 31st December, 2004. Based on a fully diluted basis, the forecast consolidated earnings per Share for the year ending 31st December, 2004 will be RMB0.52 (about HK$0.49). This is made on the assumption that the Company had been listed since 1st January, 2004, and a total of 6,030,000,000 Shares were in issue since 1st January, 2004 without taking into account any H Shares which may be issued upon the exercise of the Over-allotment Option.

The texts of the letters from the Company's auditors and reporting accountants, PricewaterhouseCoopers, and from the Sponsor, BNP Paribas Peregrine, in respect of the profit forecast, and further details regarding the bases and assumptions of the profit forecast, are set out in appendix III to this prospectus.

DIVIDEND AND WORKING CAPITAL

Dividend and profit appropriation

Declaration of dividends will be subject to the discretion of the Directors, depending on the Company's profitability, financial conditions, cash requirements and availability and other relevant factors. Furthermore, in accordance with the PRC Company Law, the Company may only distribute dividends out of its distributable annual earnings (i.e., the Company's after tax profits after offsetting (i) the accumulated losses brought down from the previous years, and (ii) the allocations to the statutory common reserve, the statutory public welfare fund and, if any, the discretionary common reserve (in such order of priorities) before payment of any dividend on Shares). According to the Articles of Association, for the purposes of determining profit distribution, the after tax profit of the Company are the lesser of its after tax profit determined in accordance with (i) PRC accounting standard and regulations; and (ii) international accounting standard or the accounting standard of the place where the Shares are listed overseas. As at 31st December, 2003, the Company reported an accumulated loss of RMB1,521.7 million which needs to be offset before any dividends can be declared. As at 31st December, 2003, the Group also reported an accumulated loss of RMB1,241.8 million. However, upon conversion of the Company into a joint stock limited company on 3rd March, 2004, all of the Company's accumulated losses were capitalised.

Profit appropriation

In accordance with the "Provisional Regulation relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment", which was issued by the Ministry of Finance and became effective from 27th August, 2002, the Company is required to distribute to China Shipping the Company's net profit for the period from 1st November, 2003 (being the first day after the date of the valuation of the assets of the Company) to 2nd March, 2004 (being the day immediately prior to the conversion of the Company into a joint stock limited company) (the "Special Period") determined in accordance with PRC GAAP, payable out of the Company's internal resources and/or cash generated from the Company's operating activities (the "Profit Appropriation"). Holders of the H Shares will not be entitled to participate in the distribution arising from the Profit Appropriation.

The Company will engage PRC auditors to perform a special audit on the Company to determine the amount of the net profit of the Company for the Special Period. Upon determination of the amount for the Profit Appropriation, the Company will arrange for the Profit Appropriation in cash to China Shipping.

Dividend distribution policy

Beside the Profit Appropriation, the relevant sum of which will be distributed to China Shipping only, the Directors currently intend to recommend annually in the foreseeable future the distribution to all the shareholders of the Company of about 25% of the Group's distributable annual profit (as determined in accordance with the PRC Company Law and the Articles of Association stated above) as cash dividends. The amount of dividend actually distributed to the shareholders of the Company will depend upon the Group's earnings and financial condition, operating requirements and capital requirements and in the case of final dividends, approval of the Company's shareholders.

Working capital

The Directors are of the opinion that, taking into account the present available banking facilities and internal financial resources of the Group and the estimated net proceeds of the Share Offer, the Group has sufficient working capital for its requirements in the next 12 months commencing from the date of this prospectus.

UNAUDITED PRO FORMA ADJUSTED NET TANGIBLE ASSETS

The following statement of unaudited pro forma adjusted net tangible assets of the Group is based on the audited consolidated net assets of the Group as at 31st December, 2003, as shown in the accountants' report, the text of which is set out in appendix I to this prospectus.

	Audited consolidated net tangible assets of the Group as at 31st December, 2003 (Note 1)	Estimated net proceeds from the Share Offer (Note 2)	Profit Appropriation to China Shipping (Note 3)	Unaudited pro forma adjusted net tangible assets	Unaudited pro forma adjusted net tangible assets per Share (Note 4)
Based on an Offer Price of HK$3.175 per Share in RMB'000	3,626,689	7,145,884	(511,964)	10,260,609	RMB1.70
in HK$'000	3,421,405	6,741,400	(482,985)	9,679,820	HK$1.61
Based on an Offer Price of HK$4.175 per Share in RMB'000	3,626,689	9,419,266	(511,964)	12,533,991	RMB2.08
in HK$'000	3,421,405	8,886,100	(482,985)	11,824,520	HK$1.96

Notes:

(1) The audited consolidated net tangible assets of the Group, denominated in RMB as at 31st December, 2003 is extracted from the accountants' report set out in appendix I to the prospectus.

(2) The estimated net proceeds from the Share Offer are based on the Offer Price of HK$3.175 to HK$4.175 per H Share respectively and takes no account of any H Shares which may be issued pursuant to the Over-allotment Option. If the Over-allotment Option is exercised in full, the estimated net proceeds of the Share Offer will be about HK$7.8 billion to HK$10.2 billion respectively.

(3) In accordance with the "Provisional Regulation relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment", which was issued by the Ministry of Finance and became effective from 27th August, 2002, the Company is required to distribute to China Shipping the Company's net profit for the period from 1st November, 2003 (being the first day after the date of the valuation of the assets of the Company) to 2nd March, 2004 (being the day immediately prior to the conversion of the Company into a joint stock limited company) determined in accordance with PRC GAAP, payable out of the Company's internal resources and/or cash generated from the Company's operating activities (the "Profit Appropriation"). Holders of the H Shares will not be entitled to participate in the distribution arising from the Profit Appropriation.

The Profit Appropriation is based on the unaudited accounts of the Company prepared under Accounting Standards for Business Enterprises and Accounting System for Business Enterprises of the PRC.

(4) The unaudited pro forma adjusted net tangible assets per Share is arrived at after the adjustments referred to in the preceding paragraph and on the basis that 6,030,000,000 Shares are in issue and that the Over-allotment Option is not exercised.

DISTRIBUTABLE RESERVES

As at 31st December, 2003, the Group had a negative total reserve of about RMB174.4 million (US$21.1 million) and an accumulated loss of about RMB1,241.3 million (US$150.0 million). As at 31st December, 2003, the Company also reported an accumulated loss of RMB1,521.7 million and therefore had no distributable reserve available for distribution to its shareholders. However, upon conversion of the Company into a joint stock limited company on 3rd March, 2004, all of the Company's accumulated losses were capitalised.

PRC STATUTORY RESERVES

According to the Company's domestic auditors, the Company's profits as at 31st October 2003 were not enough to make up for its accumulated losses. Thus, prior to 31st October, 2003 the Company did not allocate any money to the PRC statutory reserve fund or PRC statutory welfare fund. The Company has already made the Company's audited net assets as at 31st October, 2003 as its registered capital. In accordance with the "Provisional Regulation relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment", which was issued by the Ministry of Finance and became effective from 27th August, 2002, the Company is required to distribute to China Shipping the Company's net profit for the period from 1st November, 2003 (being the first day after the date of the valuation of the assets of the Company) to 2nd March, 2004 (being the day immediately prior to the conversion of the Company into a joint stock limited company) determined in accordance with PRC GAAP, payable out of the Company's internal resources and/or cash generated from the Company's operating activities. Therefore, the Company has not allocated any profits to the statutory reserve fund or the statutory welfare fund. The Company's PRC counsel confirms that the Company has complied with the relevant laws and regulations in the PRC in respect of its arrangement of profits allocation to the PRC statutory reserve fund and PRC statutory welfare fund.

NO MATERIAL ADVERSE CHANGE

Save as disclosed in this prospectus, the Directors confirm that there is no material change in the financial or trading position or prospects of the Group since 31st December, 2003 (being the date to which the latest financial statements of the Group were made up).

FUTURE PLANS AND PROSPECTS

China is fast becoming the "world's factory", with export growth estimated to be 14% in 2004 according to a report of the Chinese State Information Centre (國家信息中心). Hong Kong, together with two of China's port cities, Shanghai and Shenzhen, were respectively the first, third and fourth busiest container ports in the world in 2003 as measured by throughput. China's 2002 Shipping Development Report (中國航運發展報告) estimates that by year 2010, total annual container throughput in Chinese ports will reach 100 million TEU. According to BRS-Alphaliner, the Group is one of only two top 10 global container shipping companies based in China. With its headquarters in Shanghai, its in-depth knowledge of and an extensive sales force in the Chinese market, the Group is geographically positioned to serve the increasing container shipping demands generated from China. The Group also benefits from a broadly geographically dispersed sales force, including over 90 sales points throughout China and over 160 sales points located in over 70 countries outside China as at 31st March, 2004.

The Group has been successfully achieving significant growth in the container shipping market in the past. The year 2003 was a record-breaking year for the Group in terms of sales and profits. The Directors believed that this momentum has continued this year and the Group will continue to stay at a prominent position in the container shipping industry both worldwide and in the PRC.

The Directors believe that with the announcements made by various industry conferences on rate increases in 2004, the Group's average freight rates per TEU in 2004 is expected to increase compared to those in 2003 on certain major trade lanes. This is supported by the Group's notification of freight rate increases during the first four months of 2004 in certain trade lanes, including some from China to the United States and Europe. However, there can be no assurance that the Group's freight rates will rise in the future.

The Group's goal is to become a top global container shipping company by building on and enhancing its strengths. To achieve this goal, the Group plans to adopt the strategies and implement the action plans listed below:

- ***Continue to expand the Group's total capacity and the average capacity of its vessels to capitalise on the continuing economic growth in the PRC.*** The Group plans to increase its fleet's total capacity so that it can be one of the carriers to capitalise on the growing export and container flow from China. Furthermore, consistent with the industry trend toward employing larger vessels, the Group intends to increase the average capacity of its vessels. The Group plans to increase its fleet size to 144 vessels by the end of 2007 with a total capacity of about 434,000 TEU. These figures include the 37 larger, newer and faster vessels which the Group has ordered for purchase or charter as at 30th April 2004. These figures further take into account the potential retirement of certain of the Group's existing vessels between 30th April, 2004 and the end of 2007. The Group plans to have at least 60 vessels with capacity of at least 4,000 TEU by the end of 2007. As mentioned above, the Group also intends to gradually phase out older and smaller vessels. In this manner, the Group expects that its competitiveness will increase, as larger, newer and faster vessels should allow the Group to reduce its average fixed container unit transportation costs.

- ***Increase the number of its larger and longer-term contracts, particularly with regards to overseas customers exporting from and to China.*** In 2003, only 44.5% of the Group's sales were based on longer-term contracts (10 months to 1 year) which specified freight rates and quantities of containers to be delivered. The Group is seeking to enter into an increasing percentage of longer term contracts for its international trade lanes as its fleet expands so as to benefit from more price stability and guaranteed cargo loads. The Directors believe that the implementation of this strategy could shelter it from unfavourable market conditions during industry downturns and anticipate that an increasing percentage of the Group's revenues will be derived from such contracts. Additionally, the Group aims to obtain such longer-term contracts with its own dedicated sales force located in China together with the support of its overseas agents.

- ***Expand its logistics service capacity in China and throughout the world.*** Increasingly cross-border companies require global consignment transportation services to be arranged and completed by one carrier, requiring carriers such as the Group to develop from simple "port-to-port" carriers to "door-to-door" consolidated carriers through extended inland transportation services and shipping agency services. While the Group currently offers "door-to-door" service in the United States, Europe and within China by appointing other agents to provide inland transportation, it is planning to develop the capacity to do so elsewhere in even more locations. The Group also aims to add to its sub-route services capabilities by increasing its ownership in Shanghai Puhai. The Group intends to use some of the proceeds of the Share Offer to inject as capital into Shanghai Puhai. For details of the agreement for capital injection, please refer to the section headed "Relationship with the China Shipping Group — Connected Transactions". For more information on the use of proceeds, please see "Future plans and use of proceeds" in this prospectus.

- ***Continue initiatives to manage costs.*** The Group continues to implement a number of initiatives to manage costs, including the establishment of additional global service centres, the building of transhipment centres, the pursuit of longer-term fixed price fuel arrangements and higher utilisation of its vessels. The Group already has a global customer service centre in Shanghai for processing shipping documents for its customers. The Group intends to establish additional service centres in its primary markets to further improve the efficiency with which shipping documents are processed internationally. The Group also intends to set up 10 transhipment centres throughout the world to enable the Group to offer service cost-effectively in additional locations. The Group intends to find more opportunities to lower its marine fuel costs by entering into longer-term fixed price supply arrangements. It also aims to continue to increase the utilisation of its vessels, particularly with respect to its vessels shipping cargo inbound to China.

USE OF PROCEEDS

The net proceeds of the Share Offer for the Company after deducting related expenses, and assuming an Offer Price of HK$3.675 per H Share (being the mid-point of the stated range of the Offer Price of between HK$3.175 and HK$4.175 per H Share) and that the Over-allotment Option is not exercised at all, are estimated to amount to about HK$7.8 billion. To effect the Group's future plans (details of which are more particularly set out in the paragraph headed "Future Plans and Prospects" under the section headed "Future Plans and Use of Proceeds" in this prospectus), the Group currently intends to apply the net proceeds as follows:

(1) about RMB2,500 million (equivalent to about HK$2,358 million) for acquiring vessels;

(2) about RMB500 million (equivalent to about HK$472 million) for acquiring containers, in line with industry practice and the Group's strategy going forward to own a greater proportion of the containers it requires for its operations;

(3) about RMB500 million (equivalent to about HK$472 million) to be injected into Shanghai Puhai as additional capital to strengthen the domestic and international shipping service capabilities of the Group;

(4) about RMB3,000 million (equivalent to about HK$2,830 million) for repaying some of its outstanding loan obligations to various banks; and

(5) the remaining amount will be used as general working capital.

In the event that any part of the business plans of the Group does not materialise or proceed as planned, the Directors will carefully evaluate the situation and may re-allocate the intended funding to other business plans and/or to new projects of the Group and/or to hold such funds as short-term deposits for so long as the Directors consider it to be in the best interest of the Group and the shareholders of the Company taken as a whole. Should the Directors re-allocate the intended funding to other business plans and/or to new projects of the Group, the Company will make an announcement in due course and disclose such re-allocation in its annual report for the relevant financial year.

In the event that the Over-allotment Option is exercised in full, the additional net proceeds of about HK$1.2 billion (assuming the Offer Price is determined at the mid-point of the stated range) for the Company will be applied by the Group as general working capital. To the extent that the net proceeds of the Share Offer are not immediately required for the above purposes, the Directors presently intend that such proceeds, to the extent permitted by the relevant PRC laws and regulations, will be placed on short-term deposits with licensed banks or financial institutions or used to purchase money-market instruments.

FUTURE PLANS AND USE OF PROCEEDS

The net proceeds from the sale of H Shares by the Selling Shareholder in the Share Offer after deducting related expenses are estimated to be about HK$781.4 million or about HK$899.6 million if the Over-allotment Option is exercised in full (assuming the Offer Price is determined at the mid-point of the stated range). Neither the Company nor China Shipping will retain any of the proceeds from the sale of the H Shares by the Selling Shareholder. In accordance with relevant PRC regulations, the Selling Shareholder will be required to contribute the net proceeds it receives from the Share Offer to the PRC National Social Security Fund.

SHARE CAPITAL

Assuming the Over-allotment Option is not exercised, the Company's share capital immediately following the Share Offer will be as follows:

		RMB	Approximate percentage of issued share capital (%)
Issued and to be issued, fully paid or credited as fully paid upon completion of the Share Offer:			
(Shares)			
3,610,000,000	Domestic Shares in issue	3,610,000,000	59.87
	H Shares to be issued and/or offered under the Share Offer:		
2,299,000,000	— Under the Placing (subject to reallocation) *(Note 1)*	2,299,000,000	38.13
121,000,000	— Under the Public Offer (subject to reallocation)	121,000,000	2.00
6,030,000,000	Total	6,030,000,000	100.00

Assuming the Over-allotment Option is exercised in full, the Company's share capital immediately following the Share Offer will be as follows:

		RMB	Approximate percentage of issued share capital (%)
Issued and to be issued, fully paid or credited as fully paid upon completion of the Share Offer:			
(Shares)			
3,577,000,000	Domestic Shares in issue	3,577,000,000	56.24
	H Shares to be issued and/or offered under the Share Offer:		
2,662,000,000	— Under the Placing (subject to reallocation) *(Note 1)*	2,662,000,000	41.86
121,000,000	— Under the Public Offer (subject to reallocation)	121,000,000	1.90
6,360,000,000	Total	6,360,000,000	100.00

Note 1: H Shares which will be converted from Domestic Shares and offered for sale by the Selling Shareholder have been included.

Notes:

(1) The Shares referred to in the above table have been or will be fully paid or credited as fully paid when issued.

(2) Domestic Shares and H Shares are both ordinary shares in the share capital of the Company. However, H Shares are only issued for subscription and trading by legal persons or natural persons in countries or places outside the PRC (including those persons in Taiwan, Hong Kong and the Macau Special Administrative Region of the PRC), while the subscription for and dealings in H Shares have to be made in Hong Kong dollars. Conversely, Domestic Shares are only issued for subscription and trading by legal persons or natural persons in the PRC (excluding those in Taiwan, Hong Kong and the Macau Special Administrative Region of the PRC) or qualified foreign institutional investors approved by CSRC, while the subscription for and dealings in Domestic Shares have to be made in Renminbi. In accordance with the requirement of article 27 of the Special Regulations, the payment of dividends on H Shares has to be made in Hong Kong dollars. Under the PRC laws, the payment of dividends on Domestic Shares has to be made in Renminbi.

(3) Save as mentioned in note (2) above and the required approval for certain proposals affecting the Company, the notices and financial reports addressed to its shareholders, the resolution of disputes, the method of share registration and transfer for different parts of the register of members, and the appointment of receiving agent (all as provided for in the Articles of Association and summarised in appendix VII to this prospectus), Domestic Shares rank pari passu with H Shares, in particular in the declaration, payment or distribution of dividends in full made after the date of this prospectus. Nonetheless, the transfer of Domestic Shares (including Domestic Shares held by the Directors, the Supervisors and the staff of the Company, if any) is subject to restrictions imposed by PRC law from time to time.

(4) Domestic Shares have not been admitted for listing or dealing in any authorised trading facility such as the Securities Trading Automated Quotation System in the PRC.

As at the date of this prospectus, the entire issued share capital of the Company is beneficially owned by China Shipping as follows:

Name	Number of Domestic Shares	Voting power
		(%)
China Shipping	3,830,000,000 *(Note 1)*	100.00

Note 1: Out of these Domestic Shares, 220,000,000 Shares have been allocated to NSSF Council for sale pursuant to the approval by SASAC.

Immediately following completion of the Share Offer (but without taking into account H Shares which may be taken up under the Share Offer and assuming the Over-allotment Option is not exercised), the following shareholder will be directly or indirectly interested in 10% or more of the voting power at any general meeting of the Company:

Name	Number of Domestic Shares	Approximate percentage of voting power
		(%)
China Shipping	3,610,000,000	59.87

If the Over-allotment Option is exercised in full, China Shipping will own 56.24% of the Company's outstanding Shares.

China Shipping has undertaken to the Stock Exchange and the Company that, except pursuant to the Share Offer or the Over-allotment Option:

(a) during the period commencing on the date by reference to which disclosure of its shareholding in the Company is made in this prospectus and ending on the date which is six months from the date on which dealings in the H Shares first commence on the Stock Exchange, it shall not, and shall procure that the relevant registered holder(s) shall not, dispose of, or enter into any agreement to dispose of or otherwise create any options, rights, interests or encumbrances in respect of, any of the Domestic Shares in respect of which it is shown by this prospectus to be the beneficial owner; and

(b) within the six months from the date on which the period referred to in paragraph (a) above expires, it shall not, and shall procure that the relevant registered holder(s) shall not, dispose of, or enter into any agreement to dispose of or otherwise create any options, rights, interests or encumbrances in respect of, any of its Domestic Shares if, immediately following such disposal or upon the exercise or enforcement of such options, rights, interests or encumbrances, China Shipping would cease to be a controlling shareholder (as defined in the Listing Rules) of the Company.

China Shipping has also undertaken to the Stock Exchange and the Company that within the period commencing on the date by reference to which disclosure of its shareholding is made in this prospectus and ending on the date which is 12 months from the date on which dealings in the H Shares first commence on the Stock Exchange, it shall:

(1) when it pledges/charges any securities of the Company beneficially owned by it in favour of an authorized institution pursuant to Note(2) to Rule 10.07(2) of the Listing Rules, immediately inform the Company in writing of such pledge/charge together with the number of the securities so pledged/ charged; and

(2) when it receives indications, whether verbal or written, from the pledgee/chargee that any of the pledged/charged securities of the Company beneficially owned by it will be disposed of, immediately inform the Company in writing of such indications.

The Company will inform the Stock Exchange as soon as it has been informed of the matters referred to in (1) and (2) above by China Shipping and disclose such matters by way of a press announcement.

Apart from the above undertakings, China Shipping is also subject to a restriction under the PRC Company Law from disposing any of the Domestic Shares within the Prohibited Period. As such, China Shipping will only be able to dispose of or transfer its Domestic Shares after the expiry of the Prohibited Period.

If CSDC chooses to exercise the CSDC Right after the expiry of the Prohibited Period and assuming that the terms for the transfer of the relevant Shares can be agreed between China Shipping and CSDC, CSDC may become interested in 10% or more of the voting power at any general meeting of the Company. For details for the CSDC Right, please see the section headed "Relationship with the China Shipping Group — CSDC Right". The sale of the Sale H Shares by China Shipping has been approved by SASAC and CSRC. SASAC has also approved the allocation of the Sale H Shares to the NSSF Council and, pursuant to NSSF Council's authorisation given to the Company, the Sale H Shares are being sold by China Shipping (acting through the Company) on behalf of the NSSF Council. In accordance with PRC regulations, China Shipping will be required to contribute the net proceeds it receives from the Share Offer to the PRC National Social Security Fund.

UNDERWRITERS

Names of Public Offer Underwriters

BNP Paribas Peregrine Capital Limited
Morgan Stanley Dean Witter Asia Limited
Credit Suisse First Boston (Hong Kong) Limited
BOCI Asia Limited
Tai Fook Securities Company Limited
First Shanghai Securities Limited
ICEA Capital Limited
Prudential Brokerage Limited
Shenyin Wanguo Capital (H.K.) Limited
Sun Hung Kai International Limited
South China Securities Limited
Wintech Securities Limited

Names of International Underwriters

BNP Paribas Peregrine Capital Limited
Morgan Stanley & Co. International Limited
Credit Suisse First Boston (Hong Kong) Limited
ABN AMRO Bank N.V., Hong Kong Branch and
N M Rothschild & Sons (Hong Kong) Limited
each trading as ABN AMRO Rothschild
CLSA Limited
Nomura International (Hong Kong) Limited
Daiwa Securities SMBC Hong Kong Limited
DBS Asia Capital Limited
Kim Eng Securities (Hong Kong) Limited

UNDERWRITING ARRANGEMENTS AND EXPENSES

Public Offer

Public Offer Underwriting Agreement

Pursuant to the Public Offer Underwriting Agreement, the Company is offering Public Offer Shares (subject to adjustment) for subscription by way of Public Offer on and subject to the terms and conditions of this prospectus and Application Forms.

Subject to the Listing Committee of the Stock Exchange granting listing of and permission to deal in the H Shares (including any additional H Shares which may be made available pursuant to the exercise of the Over-allotment Option subject only to allotment) and certain other conditions set out in the Public Offer Underwriting Agreement, the Public Offer

Underwriters have severally agreed to subscribe or procure subscriptions, on the terms and conditions of this prospectus, the Application Forms and the Public Offer Underwriting Agreement, for the Public Offer Shares now being offered and which are not taken up under the Public Offer.

Grounds for termination

The obligations of the Public Offer Underwriters to subscribe or procure subscribers for the Public Offer Shares will be subject to termination by notice in writing from the Public Offer Joint Lead Managers (for themselves and on behalf of the Public Offer Underwriters) if any of the following events occur prior to 8:00 a.m. on the day on which dealings in the H Shares first commence on the Stock Exchange:

(1) there has come to the notice of the Public Offer Joint Lead Managers:

(a) that any statement, reasonably considered by the Public Offer Joint Lead Managers to be material, contained in this prospectus and/or the Application Forms was, when it was issued, or has become, untrue, incorrect or misleading in any material respect; or

(b) that any matter has arisen or has been discovered which would, had it arisen or been discovered immediately before the date of this prospectus, constitute an omission therefrom reasonably considered by the Public Offer Joint Lead Managers to be material to the Share Offer; or

(c) any material breach of any of the obligations imposed upon any party to the Public Offer Underwriting Agreement or the International Underwriting Agreement (other than on the Public Offer Underwriters or the International Underwriters or BNP Paribas Peregrine); or

(d) any change or development involving a prospective change in the conditions, business affairs, prospectus or financial or trading position of any member of the Group which is reasonably considered by the Public Offer Joint Lead Managers as material in the context of the Share Offer; or

(e) any breach, reasonably considered by the Public Offer Joint Lead Managers to be material, of any of the warranties under the Public Offer Underwriting Agreement;

(2) there shall develop, occur, exist or come into effect:

(a) any event, or series of events, beyond the reasonable control of the Public Offer Underwriters (including, without limitation, acts of government, strikes, lock-outs, fire, explosion, flooding, civil commotion, acts of war, acts of God, acts of terrorism, outbreaks of diseases or epidemics including SARS and H5N1 and such related/mutated forms or interruption or delay in transportation) which in the reasonable opinion of the Public Offer Joint Lead Managers has or would have the effect of making any part of the Public Offer Underwriting Agreement (including underwriting) incapable of performance in accordance with its terms or which prevents the processing of applications and/or payments pursuant to the Share Offer or pursuant to the underwriting thereof; or

(b) any change or development involving a prospective change, or any event or series of events likely to result in any change, or development involving a prospective change, in local, national, international, financial, economic, political, military, industrial, fiscal, regulatory, currency or market conditions or any monetary or trading settlement system or matters and/or disaster (including any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange, the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market, or a material devaluation of the Hong Kong dollars or the Renminbi against any foreign currencies, or any disruption in securities settlement or clearence services or procedures in Hong Kong, the PRC, the United States or Japan) anywhere in the world; or

(c) any general moratorium on commercial banking activities in Hong Kong (imposed by the Financial Secretary or the Hong Kong Monetary Authority or other competent authority), New York (imposed at Federal or New York State level or other competent authority), the PRC or Japan; or

(d) any new law or regulation or change or development involving a prospective change in existing laws or regulations or any change or development involving a prospective change in the interpretation or application thereof by any court or other competent authority in Hong Kong, the PRC, the United States or Japan or any other jurisdictions relevant to any member of the Group; or

(e) the imposition of economic sanctions, in whatever form, directly or indirectly, by, or for the United States or by the European Union (or any member thereof) on the PRC; or

(f) a change or development occurs involving a prospective change in taxation or exchange control (or the implementation of any exchange control) in Hong Kong, the PRC or any other jurisdictions relevant to any member of the Group; or

(g) any litigation or claim of material importance of any third party being threatened or instigated against any member of the Group; or

(h) any change or development involving a prospective change, or a materialisation of, any of the risks set out in the section headed "Risk Factors" in this prospectus; or

(i) a valid demand by any creditor for repayment or payment of any indebtedness of any member of the Group or in respect of which any member of the Group is liable prior to its stated maturity; or

(j) any loss or damage sustained by any member of the Group (howsoever caused and whether or not the subject of any insurance or claim against any person); or

(k) a petition is presented for the winding-up or liquidation of any member of the Group or any member of the Group makes any composition or arrangement with its creditors or enters into a scheme of arrangement or any resolution is passed for the winding-up of any member of the Group or a provisional liquidator, receiver or manager is appointed to take over all or part of the assets or undertaking of any member of the Group or anything analogous thereto occurs in respect of any member of the Group,

which in the sole opinion of the Public Offer Joint Lead Managers (1) is or will or could reasonably be expected to have an adverse effect on the business, financial or other condition or prospects of the Company or the Group or any member of the Group; or (2) has or will have or could reasonably be expected to have an adverse effect on the success of the Share Offer or the level of applications under the Public Offer or the level of interest under the Placing; or (3) makes it inadvisable or inexpedient or impracticable for the Share Offer to proceed.

Undertakings

The Company has undertaken to the Public Offer Underwriters in the Public Offer Underwriting Agreement that, except pursuant to the Share Offer and the Over-allotment Option or with the prior written consent of the Public Offer Joint Lead Managers (on behalf of the Public Offer Underwriters) and only after the consent of the relevant PRC authorities (if so required) has been obtained, and unless in compliance with the requirements of the Listing Rules, it will not allot or issue, or agree to allot or issue, Shares or other securities of the Company (including warrants or other convertible or exchangeable securities) or grant or agree to grant any options, warrants or other rights to subscribe for or otherwise acquire any securities of the Company or enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequence of ownership of any Shares or offer to or agree to do any of the foregoing or announce any intention to do so during the six months immediately following the date on which dealings in the H Shares commence on the Stock Exchange and in the event of the Company doing any of the foregoing by virtue of the aforesaid exceptions or during the period of six months immediately following the expiry of the first six months period after the date on which dealings in the H Shares commence on the Stock Exchange, it will take all reasonable steps to ensure that any such act will not create a disorderly or false market for any Shares or other securities of the Company.

China Shipping has undertaken to the Stock Exchange and the Company that, except pursuant to the Share Offer or the Over-allotment Option:

(a) during the period commencing on the date by reference to which disclosure of its shareholding in the Company is made in this prospectus and ending on the date which is six months from the date on which dealings in the H Shares first commence on the Stock Exchange, it shall not, and shall procure that the relevant registered holder(s) shall not, dispose of, or enter into any agreement to dispose of or otherwise create any options, rights, interests or encumbrances in respect of, any of the Domestic Shares in respect of which it is shown by this prospectus to be the beneficial owner; and

(b) within the six months from the date on which the period referred to in paragraph (a) above expires, it shall not, and shall procure that the relevant registered holder(s) shall not, dispose of, or enter into any agreement to dispose of or otherwise create any options, rights, interests or encumbrances in respect of, any of its Domestic Shares if, immediately following such disposal or upon the exercise or enforcement of such options, rights, interests or encumbrances, China Shipping would cease to be a controlling shareholder (as defined in the Listing Rules) of the Company.

China Shipping has also undertaken to the Stock Exchange and the Company that during the period commencing on the date by reference to which disclosure of its shareholding is made in this prospectus and ending on the date which is 12 months from the date on which dealings in the H Shares first commence on the Stock Exchange, it shall:

(i) when it pledges/charges any securities of the Company beneficially owned by it in favour of an authorized institution pursuant to Note(2) to Rule 10.07(2) of the Listing Rules, immediately inform the Company in writing of such pledge/charge together with the number of the securities so pledged/ charged; and

(ii) when it receives indications, whether verbal or written, from the pledgee/chargee that any of the pledged/charged securities of the Company beneficially owned by it will be disposed of, immediately inform the Company in writing of such indications.

The Company will inform the Stock Exchange as soon as it has been informed of the matters referred to in (i) and (ii) above by China Shipping and disclose such matters by way of a press announcement.

Placing

International Underwriting Agreement

In connection with the Placing, the Company and the Selling Shareholder are expected to enter into the International Underwriting Agreement with the International Underwriters. Under the International Underwriting Agreement, the International Underwriters would, subject to certain conditions, severally agree to purchase the Placing Shares or procure purchasers for the Placing Shares.

Under the International Underwriting Agreement, the Company and the Selling Shareholder are expected to grant to the Placing Joint Lead Managers the Over-allotment Option, exercisable by BNP Paribas Peregrine (with the prior consent of MSIL) on behalf of the Placing Joint Lead Managers within 30 days from the last day for the lodging of applications under the Public Offer under which the Selling Shareholder may be required to sell (subject and pursuant to the further approval and authorisation to be issued by SASAC and the NSSF Council respectively) and the Company may be required to issue up to an additional 33,000,000 H Shares and 330,000,000 H Shares respectively, solely to cover over-allocations in the Placing, if any, in the Share Offer.

Underwriting Commission

The Underwriters will receive a commission of 2.5% of the aggregate Offer Price of all the Offer Shares (including any H Shares to be issued or sold pursuant to the Over-allotment Option), out of which they will pay any sub-underwriting commission, and the Sponsor will in addition receive a financial advisory fee and a documentation fee in relation to the Share Offer. Such fee and commission, together with the Stock Exchange listing fees, the Stock Exchange trading fee, the SFC transaction levy, the investor compensation levy, legal and other professional fees, printing and other expenses relating to the Share Offer which are currently estimated to be about HK$300 million in aggregate (based on an Offer Price of HK$3.675 per H Share, being the mid-point of the stated range of the Offer Price between HK$3.175 and HK$4.175 per H Share, and the assumption that the Over-allotment Option is not exercised) is to be borne by the Selling Shareholder and the Company in the proportion of 10% and 90% respectively representing the proportion of the number of H Shares respectively offered by them in the Share Offer.

Public Offer Underwriters' interests in the Company

Save as disclosed in this prospectus and other than pursuant to the Public Offer Underwriting Agreement, none of the Public Offer Underwriters has any shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

OFFER PRICE AND PRICE PAYABLE ON APPLICATION

The Offer Price will not be more than HK$4.175 and is expected to be not less than HK$3.175 per Offer Share. Based on the maximum Offer Price of HK$4.175 per Offer Share, plus 1% brokerage fee, 0.005% SFC transaction levy (per side), 0.002% investor compensation levy (per side) and 0.005% Stock Exchange trading fee (per side), one board lot of 1,000 H Shares will amount to a total of HK$4,217.25.

The Offer Price is expected to be determined by the Selling Shareholder, the Company and the Public Offer Joint Lead Managers (on behalf of the Underwriters) on or before 6:00 a.m. on Thursday, 10th June, 2004 (Hong Kong time), or such later date as may be agreed by the Selling Shareholder, the Company and the Public Offer Joint Lead Managers but in any event no later than 9:00 a.m. on Thursday, 10th June, 2004 (Hong Kong time).

If, based on the level of interests expressed by prospective professional and institutional investors during the book-building process, the Public Offer Joint Lead Managers (on behalf of the Underwriters, and with the consent of the Selling Shareholder and the Company) think it appropriate, the indicative Offer Price range may be reduced below that stated in this prospectus at any time prior to the morning of the latest day for lodging applications. In such case, the Company will, as soon as practicable following the decision to make such reduction, and in any event not later than the morning of the latest day for lodging applications under the Public Offer cause there to be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) notice of the reduction of the indicative Offer Price range. Such notice will also include any financial information which may change as a result of any such reduction. If applications for Public Offer Shares have been submitted prior to the day which is the latest day for lodging applications under the Public Offer, then even if the Offer Price is so reduced, such applications cannot be subsequently withdrawn.

If, for any reason, the Offer Price is not agreed between the Selling Shareholder, the Company and the Public Offer Joint Lead Managers (on behalf of the Underwriters) before the Price Determination Time (or such later day as agreed), the Share Offer will not proceed and will lapse.

CONDITIONS

Acceptance of all applications for the Share Offer will be conditional upon:

(i) the Listing Committee of the Stock Exchange granting a listing of and permission to deal in the H Shares (including any additional H Shares which may be made available pursuant to the exercise of the Over-allotment Option, subject only to allotment);

(ii) the execution and delivery of the International Underwriting Agreement on or around Thursday, 10th June, 2004; and

(iii) the obligations of the Underwriters under each of the Underwriting Agreements becoming unconditional (including the waiver of any condition(s) by the Public Offer Joint Lead Managers (in respect of the Public Offer Underwriting Agreement) or the Placing Joint Lead Managers (in respect of the International Underwriting Agreement) on behalf of the Public Offer Underwriters or the International Underwriters (as the case may be)) and not being terminated in accordance with the terms of that agreement or otherwise,

in each case, on or before the dates and times specified in the Underwriting Agreements (unless and to the extent such conditions are validly waived on or before such dates and times) and in any event not later than 30 days after the date of this prospectus. If these conditions are not fulfilled, all application monies will be returned, without interest, on the terms set out in the sections headed "How to apply for H Shares" and "Terms and Conditions of the Public Offer". In the meantime, such monies will be held in a separate bank account with the receiving banker or other licensed bank(s) in Hong Kong.

The consummation of each of the Public Offer and the Placing is conditional upon, amongst other things, the other becoming unconditional and not having been terminated in accordance with its terms.

OFFER MECHANISM — BASIS OF ALLOCATION OF H SHARES

The Share Offer

The Share Offer consists of the Placing and the Public Offer. The 2,420,000,000 H Shares initially offered will comprise 2,299,000,000 H Shares (subject to adjustment as described below) being offered under the Placing and 121,000,000 H Shares (subject to adjustment as described below) being offered under the Public Offer. Of the total 2,420,000,000 H Shares comprised in the Share Offer (assuming the Over-allotment Option is not exercised), 220,000,000 H Shares are offered by the Selling Shareholder for sale and 2,200,000,000 H Shares are offered by the Company for subscription. The 2,200,000,000 H Shares being offered by the Company under the Share Offer will represent about 36.48% of the Company's enlarged share capital immediately after completion of the Share Offer (without taking into account the exercise of the Over-allotment Option).

BNP Paribas Peregrine has applied to the Stock Exchange for a wavier from strict compliance with paragraph 4.2 of Practice Note 18 to the Listing Rules which requires, in an initial public offering having both a Hong Kong subscription tranche and a placing tranche, a minimum allocation to the Hong Kong subscription tranche of shares representing 10% of the shares offered in the initial public offering. Subject to possible reallocation on the basis set forth below, 121,000,000 H Shares, representing 5% of the total number of H Shares initially being offered under the Share Offer, will be offered to the public in Hong Kong under the Public Offer. The Public Offer is open to all members of the public in Hong Kong as well as to institutional and professional investors.

Out of the total 2,420,000,000 H Shares offered pursuant to the Share Offer, 2,299,000,000 H Shares (subject to possible reallocation set forth below), representing 95% of the total number of H Shares initially being offered under the Share Offer, will be placed with professional and institutional investors in Hong Kong, the United States, Europe and elsewhere, the Corporate Investors and the Strategic Investor, under the Placing. The Placing will also include a public offer without listing to investors (including retail investors) in Japan. The Placing Shares will be offered in Hong Kong, Europe and other jurisdictions outside the United States to non-U.S. persons in offshore transactions, as defined in, and in reliance on, Regulation S, and in the United States to qualified institutional buyers, as defined in and in reliance on, Rule 144A.

In connection with the Share Offer, under the International Underwriting Agreement, the Company and the Selling Shareholder are expected to grant to the Placing Joint Lead Managers the Over-allotment Option, exercisable by BNP Paribas Peregrine (with the prior consent of MSIL) on behalf of the Placing Joint Lead Managers within 30 days from the last day for lodging applications under the Public Offer. Pursuant to the Over-allotment Option, the Selling Shareholder may be required to sell (subject and pursuant to the further approval and authorisation to be issued by SASAC and the NSSF Council respectively) and the Company may be required to issue up to an aggregate of 33,000,000 additional H Shares and 330,000,000 additional H Shares respectively at the Offer Price (in aggregate representing 15% of the number of H Shares initially being offered under the Share Offer) to cover over-allocations in the Placing on the same terms and conditions as the other Offer Shares. BNP Paribas Peregrine or any person acting for it may also cover over-allocations in the Placing by purchasing H Shares in the secondary market or by a combination of purchases in the secondary market and the exercise, in part or in full, of the Over-allotment Option. The number of H Shares that may be over-allocated will not exceed the maximum number of H Shares that may be sold or issued under the Over-allotment Option. Any such secondary market purchases will be made in compliance with all applicable laws, rules and regulations. If the Over-allotment Option is exercised in full, on completion of the Share Offer, the H Shares will represent about 43.76% of the Company's enlarged issued share capital.

If BNP Paribas Peregrine (with the prior consent of MSIL) decides to exercise the Over-allotment Option, it will be exercised solely to cover over-allocations in the Placing. The Placing Shares (including any over-allocations) will be allocated prior to the commencement of trading of the H Shares on the Stock Exchange.

The levels of indication of interest in the Placing and the basis of allotment and the results of application under the Public Offer are expected to be published in the South China Morning Post (in English) and in the Hong Kong Economic Times (in Chinese) on or before Tuesday, 15th June, 2004.

The net proceeds from the Share Offer for the Company, after deducting commissions and expenses and assuming an Offer Price of HK$3.675 per H Share (being the mid-point of the stated range of the Offer Price between HK$3.175 and HK$4.175 per H Share) and that the Over-allotment Option is not exercised at all, are estimated to be about HK$7.8 billion. If the

Over-allotment Option is exercised in full (assuming the Offer Price is determined at the mid-point of the stated range), the Company would receive additional net proceeds (after deducting commissions and expenses attributable to the exercise of the Over-allotment Option) of about HK$1.2 billion.

The net proceeds from the Share Offer for the sale of the Sale H Shares after deducting commissions and expenses and assuming an Offer Price of HK$3.675 per H Share (being the mid-point of the stated range of the Offer Price between HK$3.175 to HK$4.175 per H Share) and that the Over-allotment Option is not exercised at all, are estimated to be about HK$781.4 million. If the Over-allotment Option is exercised in full (assuming the Offer Price is determined at the mid-point of the stated range), there would be additional net proceeds in relation to the sale of the additional H Shares by the Selling Shareholder (after deducting commissions and expenses attributable to the exercise of the Over-allotment Option) of about HK$118.2 million. Neither the Company nor China Shipping will retain any of the proceeds from the sale of the H Shares by the Selling Shareholder. In accordance with relevant PRC regulations, the Selling Shareholder will be required to contribute the net proceeds it receives from the Share Offer to the PRC National Social Security Fund.

The Placing

The Selling Shareholder is initially offering 220,000,000 Placing Shares for sale and the Company is initially offering 2,079,000,000 Placing Shares for subscription, representing 95% of the total number of H Shares initially being offered in the Share Offer, by way of the Placing (which includes the Corporate Placing and the Strategic Placing). The Placing is subject to the Public Offer being unconditional.

The International Underwriters are soliciting from prospective professional and institutional investors indications of interest in acquiring Placing Shares in the Placing. Professional investors generally include brokers, dealers and companies (including fund managers) whose ordinary business involves dealing in shares and other securities and entities which regularly invest in shares and other securities. Prospective professional and institutional investors will be required to specify the number of Placing Shares they would be prepared to acquire either at different prices or at a particular price. This process is known as "book building". The Placing will also include a public offer without listing to investors (including retail investors) in Japan. In Hong Kong, retail investors should apply for H Shares in the Public Offer, as retail investors applying for Placing Shares, including retail investors applying through banks and other institutions, are unlikely to be allocated any Placing Shares.

Allocation of the Placing Shares pursuant to the Placing is based on a number of factors, including the level and timing of demand and whether or not it is expected that the relevant investor is likely to buy further and/or hold or sell its H Shares after the Listing. Such allocation is generally intended to result in a distribution of the Placing Shares on a basis which would lead to the establishment of a broad shareholder base to the benefit of the Company and its shareholders as a whole.

If the Public Offer is not fully subscribed, the Public Offer Joint Lead Managers may reallocate all or any unsubscribed H Shares originally included in the Public Offer to the Placing.

The International Underwriters or selling agents nominated by the International Underwriters will, on behalf of the Company, conditionally place the Placing Shares with professional and institutional investors in the United States (pursuant to Rule 144A), Hong Kong, in Europe and other regions outside of the United States in offshore transactions, as defined in, and reliance on, Regulation S. The Placing will also include a public offer without listing to investors (including retail) investors in Japan. The placing of the Placing Shares shall be subject to the offering restrictions set out under the section "Information about this prospectus and the Share Offer".

The Placing is conditional on the same conditions as set out in the section headed "Conditions" above. The total number of Placing Shares to be allotted and issued and/or offered pursuant to the Placing may change as a result of the clawback arrangement referred to in the section headed "The Public Offer" below, the exercise of the Over-allotment Option and any reallocation of unsubscribed H Shares originally included in the Public Offer.

The Corporate Placing

BNP Paribas Peregrine has, as part of the Placing, entered into corporate placing agreements with the Corporate Investors for the subscription by the Corporate Investors at the Offer Price for such number of H Shares as described below:

- Clever Venture Limited (an indirectly wholly-owned subsidiary of Cheung Kong (Holdings) Limited ("Cheung Kong")) has agreed to subscribe for 120,879,000 H Shares at the Offer Price. Such number of H Shares would represent approximately 5.26% of the initial number of the Placing Shares or 4.995% of the H Shares outstanding immediately after the Share Offer (assuming the Over-allotment Option is not exercised).

  Cheung Kong is a company listed on the Main Board of the Stock Exchange. The principal activities of Cheung Kong are investment holding and project management. Its subsidiaries are active in the field of property development and investment, hotel and serviced suite operation, property and project management and investment in securities.

- Chow Tai Fook Nominee Limited (an indirectly wholly-owned subsidiary of Chow Tai Fook Enterprises Limited) has agreed to subscribe at the Offer Price for such number of H Shares as shall equal the maximum number of Placing Shares that may be acquired with an aggregate amount of US$30 million (including the brokerage fee of 1%, SFC transaction levy of 0.005%, investor compensation levy of 0.002% and the Stock Exchange trading fee of 0.005% payable), rounded down to the nearest whole number. Assuming an Offer Price of HK$3.675 per H Share, being the midpoint of the stated range of the Offer Price of HK$3.175 to HK$4.175 and using the exchange rate of HK$7.8 to US$1.00, the total number of H Shares subscribed by

Chow Tai Fook Nominee Limited would be 63,035,549, which is approximately 2.7% of the initial number of the Placing Shares or approximately 2.6% of the H Shares outstanding after the Share Offer (assuming the Over-allotment Option is not exercised).

Chow Tai Fook Enterprises Limited is the controlling shareholder of New World Development Company Limited, a company listed on the Main Board of the Stock Exchange.

Conditions Precedent

The subscription obligation of each of the Corporate Investors is conditional upon the Underwriting Agreements being entered into and having become unconditional. The H Shares to be subscribed by each of the Corporate Investors will not be affected by any reallocation of the H Shares between the Placing and the Public Offer in the event of over subscription under the Public Offer as described in the section headed "The Public Offer" below.

Restrictions on Disposals by the Corporate Investors

Each of the Corporate Investors has agreed that, without the prior written consent of BNP Paribas Peregrine (after prior consultation with MSIL) and the Company, it will not during the period of 6 months following the Listing Date (the "Corporate Lock-up Period") dispose of any of the H Shares and any shares or other securities of the Company which are derived from the H Shares subscribed by it pursuant to the Corporate Placing ("Corporate Relevant Shares").

Notwithstanding the above, each of the Corporate Investors may freely transfer all or part of the Corporate Relevant Shares to its direct or indirect wholly-owned subsidiary during the Corporate Lock-up Period, provided that (a) the subsidiary must first give a written undertaking in favour of the Company and BNP Paribas Peregrine agreeing to be bound by the restrictions on disposals as mentioned above prior to such transfer and the Corporate Investor shall continue to ensure compliance with such undertaking by such subsidiary as if it were bound by such undertaking, and (b) if such subsidiary is about to or will cease to be qualified as a direct or indirect wholly-owned subsidiary of the Corporate Investor during the Corporate Lock-up Period, the subsidiary will (and the Corporate Investor will procure such subsidiary to), before ceasing to be so qualified, transfer its entire interest in any such Corporate Relevant Shares to the Corporate Investor or a direct or indirect wholly-owned subsidiary of the Corporate Investor.

The Strategic Placing

BNP Paribas Peregrine has, as part of the Placing, entered into a strategic placing agreement with the Strategic Investor, a wholly owned subsidiary of Hutchison Whampoa Limited, for the subscription of 241,758,000 H Shares at the Offer Price. Such number of H Shares would represent approximately 10.52% of the initial number of the Placing Shares or 9.99% of the H Shares outstanding immediately after the Share Offer (assuming the Over-allotment Option is not exercised).

Hutchison Whampoa Limited is a Hong Kong-based multinational conglomerate, the securities of which are listed on the Stock Exchange. The Hutchison Whampoa Limited group (the "Hutchison group") operates 5 core businesses in 40 countries, including ports and related services; telecommunications; property and hotels; retail and manufacturing; energy, infrastructure, finance and investments. The Hutchison group is one of the largest independently owned operators of container terminals in the world and currently has interests in 35 ports with 187 berths in 17 countries. Total throughput reached 41.5 million TEUs in 2003.

Since its establishment in 1997, the Group has been using the port terminals operated by the Hutchison group in China, Hong Kong, South Korea, the United Kingdom, the Netherlands and Indonesia. The Directors believe that the Strategic Placing will further enhance the business relationship of the two groups.

Conditions precedent

The subscription obligation of the Strategic Investor is conditional upon the Underwriting Agreements being entered into and having become unconditional. The H Shares to be subscribed by the Strategic Investor will not be affected by any reallocation of the H Shares between the Placing and the Public Offer in the event of over subscription under the Public Offer as described in the section headed "The Public Offer" below.

Restrictions on Disposals by the Strategic Investor

The Strategic Investor has agreed that, without the prior written consent of BNP Paribas Peregrine (after prior consultation with MSIL) and the Company, it will not during the period of 6 months following the Listing Date (the "Strategic Lock-up Period") dispose of any of the H Shares or any shares or other securities of the Company which are derived from the H Shares subscribed by it pursuant to the Strategic Placing (the "Strategic Relevant Shares").

Notwithstanding the above, the Strategic Investor may freely transfer all or part of the Strategic Relevant Shares to its direct or indirect wholly-owned subsidiary during the Strategic Lock-up Period, provided that (a) the subsidiary must give a written undertaking in favour of the Company and BNP Paribas Peregrine agreeing to be bound by the restrictions on disposals as mentioned above prior to such transfer, and the Strategic Investor shall continue to ensure compliance with such undertaking by such subsidiary as if it were bound by such undertaking; and (b) if such subsidiary is about to or will cease to be qualified as a direct or indirect wholly-owned subsidiary of the Strategic Investor during the Strategic Lock-up Period, the subsidiary will (and the Strategic Investor will procure such subsidiary to), before ceasing to be so qualified, transfer its entire interest in any such Strategic Relevant Shares to the Strategic Investor or a direct or indirect wholly-owned subsidiary of the Strategic Investor.

The Public Offer

The Company is initially offering 121,000,000 Public Offer Shares for subscription, representing 5% of the total number of H Shares initially being offered in the Share Offer, by way of a public offer in Hong Kong. The Public Offer Shares are being offered at the Offer Price. The Public Offer is fully underwritten at the Offer Price by the Public Offer Underwriters, subject to the terms and conditions of the Public Offer Underwriting Agreement.

The total number of H Shares available for subscription under the Public Offer (after taking into account any reallocation referred to below) is to be divided equally into two pools for allocation purposes: pool A and pool B. The H Shares in pool A will be allocated on an equitable basis to applicants who have applied for H Shares with an aggregate subscription price of HK$5 million (excluding the brokerage fee, the SFC transaction levy, the investor compensation levy and the Stock Exchange trading fee payable) or less. The H Shares in pool B will be allocated on an equitable basis to applicants who have applied for H Shares with an aggregate subscription price of more than HK$5 million (excluding the brokerage fee, the SFC transaction levy, the investor compensation levy and the Stock Exchange trading fee payable) and up to the value of pool B. Investors should be aware that applications in pool A and applications in pool B may receive different allocation ratios. If H Shares in one (but not both) of the pools are undersubscribed, the surplus H Shares will be transferred to the other pool to satisfy demand in the pool and be allocated accordingly.

Applicants can only receive an allocation of H Shares from either pool A or pool B but not from both pools. Multiple or suspected multiple applications within either pool or between pools and any application for more than the total number of H Shares originally allocated to each pool (i.e., 60,500,000 H Shares) are liable to be rejected. Each applicant under the Public Offer will also be required to give an undertaking and confirmation in the application form submitted by him that he and any person(s) for whose benefit he is making the application have not received any H Shares under the Placing, and such applicant's application is liable to be rejected if the said undertaking and/or confirmation is breached and/or untrue (as the case may be).

In view of the substantial size of the Share Offer and the anticipated significant demand from professional and institutional investors because of the specialised nature of container shipping business, BNP Paribas Peregrine on behalf of the Company has applied to the Stock Exchange for a waiver from strict compliance with the clawback requirements specified in paragraph 4.2 of Practice Note 18 to the Listing Rules on the following basis. If the number of H Shares validly applied for in the Public Offer represents (i) 15 times or more but less than 50 times, (ii) 50 times or more but less than 100 times, or (iii) 100 times or more, of the number of H Shares initially available under the Public Offer, the total number of H Shares initially available under the Public Offer will be increased to 181,500,000, 242,000,000 and 484,000,000 H Shares, respectively, representing approximately 7.5% (in the case of (i)), 10% (in the case of (ii)) or 20% (in the case of (iii)), respectively, of the total number of H Shares initially available under the Share Offer (before any exercise of the Over-allotment Option). In such cases, the number of H Shares allocated in the Placing will be correspondingly reduced, in such manner as the Public Offer Joint Lead Managers deem appropriate, and such additional H Shares will be reallocated to Pool A and Pool B in the Public Offer. The H Shares placed to the Corporate Investors and the Strategic Investor under the Placing will not be affected by such reallocations.

The Offer Shares to be offered in the Public Offer and the Placing may, in certain circumstances, be reallocated as between these offerings at the discretion of the Public Offer Joint Lead Managers. Subject to the foregoing paragraph, the Public Offer Joint Lead Managers may in their discretion reallocate H Shares from the Placing to the Public Offer to satisfy valid applications under the Public Offer. In addition, if the Public Offer is not fully subscribed, the Public Offer Joint Lead Managers in their discretion may reallocate all or any unsubscribed H Shares originally included in the Public Offer to the Placing.

Allocation of Public Offer Shares to investors under the Public Offer will be based solely on the level of valid applications received under the Public Offer. The basis of allocation may vary, depending on the number of Public Offer Shares validly applied for by applicants but, subject to that, will be made strictly on a pro-rata basis, although this could, where appropriate, consist of balloting. Balloting would mean that some applicants may receive a higher allocation than others who have applied for the same number of Public Offer Shares and that applicants who are not successful in the ballot may not receive any Public Offer Shares.

Stabilisation and over-allotment

Stabilisation is a practice used by underwriters in some markets to facilitate the distribution of securities. To stabilise, the underwriters may bid for, agree to purchase or purchase, the newly issued securities in the secondary market, during a specified period of time, to retard and, if possible, to prevent a decline in the initial public offer prices of the securities. Such transactions may be effected in all jurisdictions where it is permissible to do so, in each case in compliance with all applicable laws and regulatory requirements including those of Hong Kong. In Hong Kong, the stabilisation price will not exceed the initial public offer price. In other jurisdictions, the stabilisation price may or may not be higher than the initial public offer price.

In connection with the Share Offer, BNP Paribas Peregrine or any person acting for it may over-allocate H Shares or effect transactions with a view to supporting the market price of the Offer Shares at a level higher than that which might otherwise prevail for a limited period after the issue date of this prospectus. In covering such over-allocations, BNP Paribas Peregrine (with the prior consent of MSIL) may exercise the Over-allotment Option within 30 days from the last day for lodging applications under the Public Offer or make (or agree, offer or attempt to make) open-market purchases in the secondary market. BNP Paribas Peregrine or any person acting for it may also sell or agree to sell any H Shares acquired in the course of any stabilisation action in order to liquidate any position that has been established by such action. However, there is no obligation on BNP Paribas Peregrine or any person acting for it to conduct any such stabilising action which, if taken, may be discontinued at any time at the absolute discretion of BNP Paribas Peregrine. The number of H Shares over-allocated will not be greater than the maximum number of H Shares which may be issued or sold upon exercise of the Over-allotment Option, being 363,000,000 H Shares, which is 15% of the H Shares initially available under the Share Offer.

BNP Paribas Peregrine or any person acting for it may, in connection with the stabilising action, maintain a long position in the H Shares. The size of the long position, and the time period for which BNP Paribas Peregrine or any person acting for it will maintain such a position is at the discretion of BNP Paribas Peregrine and is uncertain. In the event that BNP Paribas Peregrine or any person acting for it liquidates this long position by making sales in the open market, this may lead to a decline in the market price of the H Shares.

Stabilisation action cannot be taken to support the price of the Offer Shares for longer than the stabilising period which begins on the commencement of trading of the Offer Shares after this prospectus is issued and the Offer Price is announced and ends on the 30th day after the last day for the lodging of applications under the Public Offer. The stabilising period is expected to expire on 9th July, 2004, and that after this date, when no further stabilising action may be taken, demand for the H Shares, and therefore its price, could fall. A public announcement will be made within 7 days after the end of the stabilising period in accordance with the Securities and Futures (Price Stabilizing) Rules of the SFO.

Investors should be aware that the price of the H Shares cannot be assured to stay at or above its Offer Price by the taking of any stabilising action. Stabilisation bids may be made or transactions effected in the course of the stabilising action at any price at or below the Offer Price, which means that stabilising bids may be made or transactions effected at a price below the price the investor has paid for the Offer Shares.

The Selling Shareholder

The Selling Shareholder is initially offering a total of 220,000,000 H Shares for sale as part of the Share Offer. The Selling Shareholder may sell (subject and pursuant to the further approval and authorisation to be issued by SASAC and the NSSF Council respectively) up to an additional 33,000,000 H Shares if the Over-allotment Option is exercised in full. The sale of the Sale H Shares by China Shipping has been approved by SASAC and CSRC. SASAC has also approved the allocation of the Sale H Shares to the NSSF Council and, pursuant to NSSF Council's authorisation given to the Company, the Sale H Shares are being sold by China Shipping (acting through the Company) on behalf of the NSSF Council.

As at the date of this prospectus, the Selling Shareholder holds an aggregate of 3,830,000,000 Domestic Shares of which the Sale H Shares have been allocated to NSSF Council for sale pursuant to the approval of SASAC.

Listing on any other stock exchange

The Directors are not considering any listing of the Company on any other overseas stock exchange. The Company has not submitted any application nor obtained any approval for the listing of the Shares. As a result, at present, Domestic Shares of the Company cannot be traded in any stock exchange.

1. METHODS TO APPLY FOR PUBLIC OFFER SHARES

You may apply for Public Offer Shares by using one of the following methods:

- using a **WHITE** or **YELLOW** application form; or
- electronically instructing HKSCC to cause HKSCC Nominees to apply for Public Offer Shares on your behalf.

2. WHICH APPLICATION METHOD YOU SHOULD USE

(a) WHITE application forms

Use a **WHITE** application form if you want the Public Offer Shares to be registered in your own name.

(b) YELLOW application forms

Use a **YELLOW** application form if you want the Public Offer Shares to be registered in the name of HKSCC Nominees and deposited directly into CCASS for credit to your CCASS Investor Participant stock account or your designated CCASS Participant's stock account.

(c) Instruct HKSCC to make an electronic application on your behalf

Instead of using a **YELLOW** application form, you may electronically instruct HKSCC to cause HKSCC Nominees to apply for the Public Offer Shares on your behalf via CCASS. Any Public Offer Shares allocated to you will be registered in the name of HKSCC Nominees and deposited directly into CCASS for credit to your CCASS Investor Participant stock account or your designated CCASS Participant's stock account.

3. WHERE TO COLLECT THE APPLICATION FORMS

(a) You can collect a **WHITE** application form and a prospectus from:

Any participant of the Stock Exchange

or

BNP Paribas Peregrine Capital Limited
36th Floor, Asia Pacific Finance Tower
3 Garden Road, Central
Hong Kong

Morgan Stanley Dean Witter Asia Limited
30th Floor, Three Exchange Square
Central
Hong Kong

Credit Suisse First Boston (Hong Kong) Limited
45/F, Two Exchange Square
8 Connaught Place
Central
Hong Kong

BOCI Asia Limited
35/F, Bank of China Tower
1 Garden Road, Central
Hong Kong

Tai Fook Securities Company Limited
25/F New World Tower
16-18 Queen's Road Central
Hong Kong

First Shanghai Securities Limited
19/F Wing On House
71 Des Voeux Road
Central
Hong Kong

ICEA Capital Limited
42nd Floor, Jardine House
1 Connaught Place
Central
Hong Kong

Prudential Brokerage Limited
9/F., Worldwide House
19 Des Voeux Road C.
Central
Hong Kong

Shenyin Wanguo Capital (H.K.) Limited
28/F, Citibank Tower
Citibank Plaza
3 Garden Road
Hong Kong

Sun Hung Kai International Limited
Level 12, One Pacific Place
88 Queensway
Hong Kong

South China Securities Limited
28/F, Bank of China Tower
1 Garden Road
Central
Hong Kong

Wintech Securities Ltd
1701 Hang Seng Building
77 Des Voeux Road
Central
Hong Kong

or any of the following branches of Standard Chartered Bank:

Branches	**Address**
Hong Kong:	
88 DVR Branch	88 Des Voeux Road Central
Central Branch	Shop no. 16, G/F & LG/F, New World Tower, 16-18 Queen's Road Central
Leighton Centre Branch	Shop 12-16, Upper Ground Floor, Leighton Centre, 77 Leighton Road
Taikoo Place Branch	G/F, 969 King's Road, Quarry Bay
Kowloon:	
Mongkok Bank Centre Branch	Bank Centre, 630-636 Nathan Road, Mongkok
Tsim Sha Tsui Branch	10 Granville Road, Tsimshatsui
Kwun Tong Branch	88-90 Fu Yan Street, Kwun Tong
San Po Kong Branch	10-20 Ning Yuen Street, San Po Kong
New Territories:	
Tsuen Wan Branch	Basement 1/F, Emperor Plaza, 263 Sha Tsui Road, Tsuen Wan
Tai Po Branch	23 & 25 Kwong Fuk Road, Tai Po Market, Tai Po

or any of the following branches of Bank of China (Hong Kong) Limited:

Branches	Address
Hong Kong:	
Bank of China Tower Branch	3/F, 1 Garden Road, Central
Central District (Wing On House) Branch	71 Des Voeux Road Central
409 Hennessy Road Branch	409-415 Hennessy Road, Wan Chai
North Point Branch	G/F, Roca Centre, 464 King's Road, North Point
Kowloon:	
Mong Kok Branch	589 Nathan Road, Mong Kok
Kowloon Plaza Branch	Unit 1, Kowloon Plaza, 485 Castle Peak Road
Whampoa Garden Branch	Shop G8B, Site 1, Whampoa Garden, Hung Hom
New Territories:	
Castle Peak Road (Yuen Long) Branch	162 Castle Peak Road, Yuen Long

or any of the following branches of Hang Seng Bank:

Branches	Address
Hong Kong:	
Head Office	83 Des Voeux Road Central
Central District Branch	Basement, Central Building, Pedder Street
Wanchai Branch	200 Hennessy Road
North Point Branch	335 King's Road
Kowloon:	
Kowloon Main Branch	618 Nathan Road
Hankow Road Branch	4 Hankow Road
Kwun Tong Branch	70 Yue Man Square
New Territories:	
Tsuen Wan Branch	289 Sha Tsui Road, Tsuen Wan
Shatin Branch	Shop 18 Lucky Plaza, Wang Pok Street, Shatin
Tuen Mun Town Plaza Branch	Shop No. 28, Upper G/F, Tuen Mun Town Plaza, Phase II, Tuen Mun

(b) You can collect a **YELLOW** application form and a prospectus from:

(1) the Depository Counter of HKSCC at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong; or

(2) the Customer Service Centre of HKSCC at Upper Ground Floor, V-Heun Building, 128-140 Queen's Road Central, Hong Kong.

(c) Your broker may have the application forms available.

4. **WHEN TO APPLY FOR THE PUBLIC OFFER SHARES**

(a) **WHITE or YELLOW application forms**

Completed **WHITE** or **YELLOW** application forms, with cheque or banker's cashier order attached, must be lodged by 12:00 noon on Wednesday, 9th June, 2004, or, if the application lists are not open on that day, by the time and date stated in the sub-paragraph headed "Effect of bad weather conditions on the opening of the application lists" below.

Your completed **WHITE** or **YELLOW** application form, with payment attached, should be deposited in the special collection boxes provided at any of the branches of the banks listed in the section headed "Where to collect the application forms" at the following times:

Friday, 4th June, 2004 — 9:00 a.m. to 4:00 p.m.
Saturday, 5th June, 2004 — 9:00 a.m. to 12:00 noon
Monday, 7th June, 2004 — 9:00 a.m. to 4:00 p.m.
Tuesday, 8th June, 2004 — 9:00 a.m. to 4:00 p.m.
Wednesday, 9th June, 2004 — 9:00 a.m. to 12:00 noon

(b) **Electronic application instructions to HKSCC**

CCASS Participants should input electronic application instructions via CCASS at the following times:

Friday, 4th June, 2004 — 9:00 a.m. to 7:00 p.m. *(note 1)*
Saturday, 5th June, 2004 — 9:00 a.m. to 3:00 p.m. *(note 1)*
Monday, 7th June, 2004 — 9:00 a.m. to 7:00 p.m. *(note 1)*
Tuesday, 8th June, 2004 — 9:00 a.m. to 7:00 p.m. *(note 1)*
Wednesday, 9th June, 2004 — 9:00 a.m. to 12:00 noon

Note 1: These times are subject to change as HKSCC may determine from time to time with prior notification to CCASS Participants.

The latest time for inputting your electronic application instructions via CCASS (if you are a CCASS Participant) is 12:00 noon on Wednesday, 9th June, 2004 or if the application lists are not open on that day, by the time and date stated in the sub-paragraph headed "Effect of bad weather conditions on the opening of the application lists" below.

(c) **Application lists**

The application lists will be opened from 11:45 a.m. to 12:00 noon on Wednesday, 9th June, 2004, except as provided in the sub-paragraph headed "Effect of bad weather conditions on the opening of the application lists" below. No proceedings will be taken on applications for the Public Offer Shares and no allocation of any such Shares will be made until after the closing of the application lists.

(d) **Effect of bad weather conditions on the opening of the application lists**

The application lists will be opened between 11:45 a.m. and 12:00 noon on Wednesday, 9th June, 2004, subject to weather conditions. The application lists will not be open in relation to the Public Offer if there is:

- a tropical cyclone warning signal number 8 or above; or
- a "black" rainstorm warning signal,

in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on Wednesday, 9th June, 2004, or if there are similar extraneous factors as are acceptable to the Stock Exchange. Instead, they will be open between 11:45 a.m. and 12:00 noon on the next business day which does not fall within the above circumstances at any time between 9:00 a.m. and 12:00 noon in Hong Kong. Business day means a day that is not a Saturday, Sunday or public holiday in Hong Kong.

5. HOW TO APPLY USING A WHITE OR YELLOW APPLICATION FORM

(a) Obtain a **WHITE** or **YELLOW** application form.

(b) You should read the instructions in this prospectus and the relevant application form carefully. If you do not follow the instructions, your application is liable to be rejected and returned by ordinary post together with the accompanying cheque or banker's cashier order to you (or the first-named applicant in the case of joint applicants) at your own risk to the address stated on your application form.

(c) Decide how many Public Offer Shares you want to purchase. Calculate the amount you must pay on the basis of the maximum Offer Price of HK$4.175 per Public Offer

Share, plus brokerage fee of 1%, the SFC transaction levy of 0.005% (per side), the investor compensation levy of 0.002% (per side) and the Stock Exchange trading fee of 0.005% (per side). The table below sets out the total amount payable for the specified number of Public Offer Shares.

Each application must be in one of the numbers set out in the table below:

Table of multiples and payments

No. of H Shares applied for	Amount payable on application HK$	No. of H Shares applied for	Amount payable on application HK$	No. of H Shares applied for	Amount payable on application HK$
1,000	4,217.25	9,000	37,955.26	80,000	337,380.08
2,000	8,434.51	10,000	42,172.52	90,000	379,552.60
3,000	12,651.76	20,000	84,345.03	100,000[(1)]	421,725.11
4,000	16,869.01	30,000	126,517.53	2,000,000[(2)]	8,434,502.00
5,000	21,086.25	40,000	168,690.04	8,000,000[(3)]	33,738,008.00
6,000	25,303.50	50,000	210,862.56	60,500,000[(4)]	255,143,685.51
7,000	29,520.75	60,000	253,035.07		
8,000	33,738.01	70,000	295,207.57		

(1) Thereafter in multiples of 100,000 H Shares

(2) Thereafter in multiples of 200,000 H Shares

(3) Thereafter in multiples of 500,000 H Shares

(4) Maximum number of H Shares you may apply for

(d) Complete the application form in English (save as otherwise indicated) and sign it. Only written signatures will be accepted. Applications made by corporations, whether on their own behalf, or on behalf of other persons, must be stamped with the company chop (bearing the company name) and signed by a duly authorised officer, whose representative capacity must be stated. If you are applying for the benefit of someone else, you, rather than that person, must sign the application form. If it is a joint application, all applicants must sign it. If your application is made through a duly authorised attorney, the Company and the Sponsor (or their respective agents or nominees) may accept it at their discretion, and subject to any conditions they think fit, including production of evidence of the authority of your attorney.

(e) Each application form must be accompanied by either one cheque or one banker's cashier order, which must be stapled to the top left-hand corner of the application form.

If you pay by cheque, the cheque must:

- be in Hong Kong dollars;
- not be post-dated;
- be drawn on your Hong Kong dollar bank account in Hong Kong;
- show your account name, which must either be pre-printed on the cheque, or be endorsed on the back by a person authorised by the bank. This account name must be the same as the name on the application form. If it is a joint application, the account name must be the same as the name of the first-named applicant;
- be made payable to "Horsford Nominees Limited — CSCL Public Offer"; and
- be crossed "Account Payee Only".

Your application may be rejected if your cheque does not meet all these requirements or is dishonoured on its first presentation.

If you pay by banker's cashier order, the banker's cashier order must:

- be issued by a licensed bank in Hong Kong and have your name certified on the back by a person authorised by the bank. The name on the back of the banker's cashier order and the name on the application form must be the same. If it is a joint application, the name on the back of the banker's cashier order must be the same as the name of the first-named joint applicant;
- be in Hong Kong dollars;
- not be post-dated;
- be made payable to "Horsford Nominees Limited — CSCL Public Offer"; and
- be crossed "Account Payee Only".

Your application is liable to be rejected if your banker's cashier order does not meet all these requirements.

(f) Lodge your application form in one of the collection boxes by the time and at one of the locations, as respectively referred to in sub-paragraphs 4(a) and 3(a) above.

(g) Multiple or suspected multiple applications are liable to be rejected. Please see the paragraph headed "How many applications you can make" in the section headed "Terms and conditions of the Public Offer".

(h) In order for the **YELLOW** application forms to be valid:

- If you are applying through a designated CCASS Participant (other than a CCASS Investor Participant):
  - the designated CCASS Participant or its authorised signatories must sign in the appropriate box; and
  - the designated CCASS Participant must endorse the form with its company chop (bearing its company name) and insert its CCASS Participant I.D. in the appropriate box.
- If you are applying as an individual CCASS Investor Participant:
  - you must fill in your full name and your Hong Kong Identity Card number; and
  - you must insert your CCASS Participant I.D. and sign in the appropriate box.
- If you are applying as a joint individual CCASS Investor Participant:
  - you must insert all joint CCASS Investor Participants' names and the Hong Kong Identity Card numbers of all joint CCASS Investor Participants; and
  - you must insert your CCASS Participant I.D. and the authorised signatory or signatories of the CCASS Investor Participant's stock account must sign in the appropriate box.
- If you are applying as a corporate CCASS Investor Participant:
  - you must insert your company name and your company's Hong Kong business registration number; and
  - you must fill in your CCASS Participant I.D. and stamp your company chop (bearing your company's name) in the presence of the authorised signatory or signatories of the CCASS Investor Participant's stock account in the appropriate box.

The signature(s), number of signatories and form of chop, where appropriate, in each **YELLOW** application form should match the records kept by HKSCC. Incorrect or incomplete details of the CCASS Participant or the omission or inadequacy of authorised signatory or signatories (if applicable), CCASS Participant I.D. or other similar matters may render the application invalid.

(i) Nominees who wish to submit separate applications in their names on behalf of different beneficial owners are requested to designate on each application form in the box marked "For nominees" an identification number for each beneficial owner.

6. HOW TO COMPLETE THE APPLICATION FORM

There are detailed instructions on each application form. You should read these instructions carefully. If you do not strictly follow the instructions your application may be rejected.

If the Offer Price as finally determined is less than HK$4.175 per H Share, appropriate refund payments (including the brokerage fee, the SFC transaction levy, the investor compensation levy and the Stock Exchange trading fee attributable to the surplus application monies) will be made to successful or partially successful applications, without interest. Details of the procedure for refund are set out below in the paragraph headed "Refund of your money — additional information" in the section headed "Terms and conditions of the Public Offer" in this prospectus.

7. HOW TO APPLY BY GIVING ELECTRONIC APPLICATION INSTRUCTIONS TO HKSCC

(a) CCASS Participants may give electronic application instructions via CCASS to HKSCC to apply for Public Offer Shares and to arrange payment of the money due on application and payment of refunds. This will be in accordance with their participant agreements with HKSCC and the General Rules of CCASS and the CCASS Operational Procedures.

(b) If you are a CCASS Investor Participant, you may give electronic application instructions through the CCASS Phone System by calling 2979 7888 or CCASS Internet System at *https://ip.ccass.com* (according to the procedures contained in "An Operating Guide for Investor Participants" in effect from time to time). HKSCC can also input electronic application instructions for you if you come to:

Customer Service Centre of HKSCC
at Upper Ground Floor,
V-Heun Building,
128-140 Queen's Road Central,
Hong Kong

and complete an input request form.

Prospectuses are available for collection from the above address.

(c) If you are not a CCASS Investor Participant, you may instruct your broker or custodian who is a CCASS Broker Participant or a CCASS Custodian Participant to give electronic application instructions via CCASS terminals to apply for Public Offer Shares.

(d) You are deemed to have authorised HKSCC and/or HKSCC Nominees to transfer the details of your application whether submitted by you or through your CCASS Broker Participant or CCASS Custodian Participant to the Company and the Hong Kong share registrar.

(e) You may give electronic application instructions in respect of a minimum of 1,000 Public Offer Shares. Each electronic application instruction in respect of more than 1,000 Public Offer Shares must be in one of the multiples set out in the table in the application form.

(f) Where a **WHITE** application form is signed by HKSCC Nominees on behalf of persons who have given electronic application instructions to apply for the Public Offer Shares:

   (i) HKSCC Nominees is only acting as nominee for those persons and shall not be liable for any breach of the terms and conditions of the **WHITE** application form or this prospectus; and

   (ii) HKSCC Nominees does all the things on behalf of each of such persons as stated in sub-paragraph (c) in the paragraph headed "Effect of making any application" in the section headed "Terms and conditions of the Public Offer".

(g) If you are suspected of having made multiple applications or if more than one application is made for your benefit, the number of Public Offer Shares applied for by HKSCC Nominees will be automatically reduced by the number of Public Offer Shares in respect of which you have given such instructions and/or in respect of which such instructions have been given for your benefit. Any electronic instructions to make an application for Public Offer Shares given by you or for your benefit to HKSCC shall be deemed to be an actual application.

(h) For the purpose of allocating Public Offer Shares, HKSCC Nominees shall not be treated as an applicant. Instead, each CCASS Participant who gives electronic application instructions or each person for whose benefit each such instruction is given shall be treated as an applicant.

(i) The paragraph headed "Personal data" in the section headed "Terms and conditions of the Public Offer" applies to any personal data held by the Sponsor, the Company and the Hong Kong share registrar about you in the same way as it applies to personal data about applicants other than HKSCC Nominees.

Warning

Application for Public Offer Shares by giving electronic application instructions to HKSCC is only a facility provided to CCASS Participants. The Company, the Global Co-ordinator and any parties involved in the Share Offer take no responsibility for the application and provide no assurance that any CCASS Participant will be allocated any Public Offer Shares.

To ensure that CCASS Investor Participants can give their electronic application instructions to HKSCC through the CCASS Phone System or CCASS Internet System, CCASS Investor Participants are advised not to wait until the last minute to input instructions. If CCASS Investor Participants have problems in connecting to the CCASS Phone System or CCASS Internet System to submit electronic application instructions, they should either:

(a) submit the WHITE or YELLOW application form (as appropriate); or

(b) go to HKSCC's Customer Service Centre to complete an application instruction input request form before 12:00 noon on Wednesday, 9th June, 2004 or such later time as described under the sub-paragraph headed "Effect of bad weather conditions on the opening of the application lists" above.

8. RESULTS OF ALLOCATIONS

The results of allocations of the Public Offer Shares under the Public Offer, including applications made under **WHITE** and **YELLOW** application forms and by giving electronic application instructions to HKSCC, which will include the Hong Kong identity card numbers, passport numbers or Hong Kong business registration numbers of successful applicants and the number of the Public Offer Shares successfully applied for, are expected to be published in the South China Morning Post (in English) and Hong Kong Economic Times (in Chinese) on or before Tuesday, 15th June, 2004.

1. GENERAL

(a) If you apply for the Public Offer Shares in the Public Offer, you will be agreeing with the Company and the Global Co-ordinator (on behalf of the Public Offer Underwriters) as set out below.

(b) If you electronically instruct HKSCC to cause HKSCC Nominees to apply for the Public Offer Shares on your behalf, you will have authorised HKSCC Nominees to apply on the terms and conditions set out below, as supplemented and amended by the terms and conditions applicable to the relevant application method.

(c) In this section, references to "you", "applicants", "joint applicants" and other like references shall, if the context so permits, include references to both nominees and principals on whose behalf HKSCC Nominees are applying for the Public Offer Shares; and references to the making of an application shall, if the context so permits, include references to making applications electronically by giving instructions to HKSCC.

(d) Applicants should read this prospectus carefully, including other terms and conditions of the Public Offer, the paragraph headed "The Public Offer" in the section headed "Structure of the Share Offer", and in the section headed "How to Apply for H Shares" and the terms and conditions set out in the relevant application form or imposed by HKSCC (as the case may be) prior to making an application.

2. OFFER TO PURCHASE THE PUBLIC OFFER SHARES

(a) You offer to purchase from the Company at the Offer Price the number of the Public Offer Shares indicated in your application form (or any smaller number in respect of which your application is accepted) on the terms and conditions set out in this prospectus and the relevant application form.

(b) For applicants using application forms, a refund cheque in respect of the surplus application monies (if any) representing the Public Offer Shares applied for but not allocated to you and representing the difference (if any) between the final Offer Price and the maximum Offer Price (including brokerage fee, the SFC transaction levy, the investor compensation levy and the Stock Exchange trading fee attributable thereto), is expected to be sent to you at your own risk to the address stated on your application form.

Details of the procedure for refunds relating to each of the Public Offer methods are contained below in the paragraphs headed "If your application for the Public Offer Shares is successful (in whole or in part)" and "Refund of your money — additional information" in this section.

(c) Any application may be rejected in whole or in part.

(d) Applicants under the Public Offer should note that in no circumstances (save for those provided under section 40 of the Companies Ordinance) can applications be withdrawn once submitted. For the avoidance of doubt, the Company and all other parties involved in the preparation of this prospectus acknowledge that each CCASS Participant who gives, or causes to give, electronic application instructions to HKSCC via CCASS is a person who may be entitled to compensation under section 40 of the Companies Ordinance.

3. ACCEPTANCE OF YOUR OFFER

(a) The Public Offer Shares will be allocated after the application lists close. The Company expects to announce the final number of Public Offer Shares, the level of applications under the Public Offer and the basis of allocations of the Public Offer Shares in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) on or before Tuesday, 15th June, 2004.

(b) The results of allocations of the Public Offer Shares under the Public Offer, including the Hong Kong Identity Card numbers, passport numbers or Hong Kong business registration numbers (where applicable) of successful applicants and the number of Public Offer Shares successfully applied for, will be made available on Tuesday, 15th June, 2004 in the manner described in the paragraph headed "Results of allocations" in the section headed "How to Apply for H Shares".

(c) The Company may accept your offer to purchase (if your application is received, valid, processed and not rejected) by announcing the basis of allocations and/or making available the results of allocations publicly.

(d) If the Company accepts your offer to purchase (in whole or in part), there will be a binding contract under which you will be required to purchase the Public Offer Shares in respect of which your offer has been accepted if the conditions of the Share Offer are satisfied and the Share Offer is not otherwise terminated. Further details are contained in the section headed "Structure of the Share Offer".

(e) You will not be entitled to exercise any remedy of rescission for innocent misrepresentation at any time after acceptance of your application. This does not affect any other right you may have.

4. HOW MANY APPLICATIONS YOU CAN MAKE

(a) You may make more than one application for the Public Offer Shares only if:

- You are a **nominee**, in which case you may make an application as a nominee by: (i) giving electronic application instructions to HKSCC (if you are a CCASS Participant); and (ii) lodging more than one application in your own name on behalf of different beneficial owners. In the box on the application form marked "For nominees" you must include:

  — an account number; or

  — another identification number

  for **each** beneficial owner. If you do not include this information, the application will be treated as being for your benefit. Otherwise, multiple applications are liable to be rejected.

(b) **All** of your applications under the Public Offer are liable to be rejected as multiple applications if you, or you and other joint applicants together:

- make more than one application on a **WHITE** or **YELLOW** application form or by giving **electronic application instructions** to HKSCC;

- apply on one **WHITE** or **YELLOW** application form (whether individually or jointly with others) or by giving **electronic application instructions** to HKSCC to apply for more than 50% of the H Shares initially available for subscription under the Public Offer (that is, to apply for more than 60,500,000 H Shares); or

- receive any Placing Shares under the Placing.

(c) **All** of your applications are liable to be rejected as multiple applications if more than one application is made for **your benefit** (including the part of the application made by HKSCC Nominees acting on electronic application instructions). If an application is made by an unlisted company and: (i) the only business of that company is dealing in securities; and (ii) you exercise statutory control over that company, then the application will be treated as being for your benefit. ***Unlisted company*** means a company with no equity securities listed on the Stock Exchange. ***Statutory control*** in relation to a company means you: (i) control the composition of the board of directors of that company; or (ii) control more than half of the voting power of that company; or (iii) hold more than half of the issued share capital of that company (not counting any part of it which carries no right to participate beyond a specified amount in a distribution of either profits or capital).

5. EFFECT OF MAKING ANY APPLICATION

(a) By making any application, you (and if you are joint applicants, each of you jointly and severally) for yourself or as agent or nominee and on behalf of each person for whom you act as agent or nominee:

- **instruct** and **authorise** the Company and the Global Co-ordinator (or their respective agents or nominees) to execute any transfer forms, contract notes or other documents on your behalf and to do on your behalf all other things necessary to effect the registration of any Public Offer Shares allocated to you in your name(s) or HKSCC Nominees, as the case may be, as required by the Articles of Association and otherwise to give effect to the arrangements described in this prospectus and the relevant application form;

- **undertake** to sign all documents and to do all things necessary to enable you or HKSCC Nominees, as the case may be, to be registered as the holder of the Public Offer Shares allocated to you, and as required by the Articles of Association;

- **represent** and **warrant** that you understand that the H Shares have not been and will not be registered under the Securities Act, that you are not a U.S. person (as defined in Regulation S) and that you are outside the United States and will be acquiring the H Shares in an offshore transaction (as defined under Regulation S);

- **confirm** that you have received a copy of this prospectus and have only relied on the information and representations contained in this prospectus in making your application, and not on any other information or representation concerning the Company and you agree that neither the Company, BNP Paribas Peregrine and the Underwriters nor any of their respective directors, officers, employees, partners, agents, advisers or any other parties involved in the Share Offer will have any liability for any such other information or representations;

- **agree** (without prejudice to any other rights which you may have) that once your application has been accepted, you may not revoke or rescind it because of an innocent misrepresentation;

- (if the application is made for your own benefit) **warrant** that the application is the only application which will be made for your benefit on a **WHITE** or **YELLOW** application form or by giving **electronic application instructions** to HKSCC (if you are a CCASS Participant or applying through a CCASS Broker Participant or a CCASS Custodian Participant);

- (if the application is made by an agent on your behalf) **warrant** that you have validly and irrevocably conferred on your agent all necessary power and authority to make the application;

- (if you are an agent for another person) **warrant** that reasonable enquiries have been made of that other person that the application is the only application which will be made for the benefit of that other person on a **WHITE** or **YELLOW** application form or by giving electronic application instructions to HKSCC (if you are a CCASS Participant or applying through a CCASS Broker Participant or a CCASS Custodian Participant), and that you are duly authorised to sign the application form or to give electronic application instruction as that other person's agent;

- **agree** that once your application is accepted, your application will be evidenced by the results of the Public Offer made available by the Company;

- **undertake** and **confirm** that you (if the application is made for your benefit) or the person(s) for whose benefit you have made the application have not applied for or taken up or indicated an interest in or received or been placed or allocated (including conditionally and/or provisionally) and will not apply for or take up or indicate any interest in any Placing Shares in the Placing, nor otherwise participate in the Placing;

- **warrant** the truth and accuracy of the information contained in your application;

- **agree** to disclose to the Company, BNP Paribas Peregrine and their respective agents any information about you or the person(s) for whose benefit you have made the application which they require;

- **agree** that your application, any acceptance of it and the resulting contract will be governed by and construed in accordance with the laws of Hong Kong;

- **undertake** and **agree** to accept the H Shares applied for, or any lesser number allocated to you under the application;

- **authorise** the Company to place your name(s) or the name of HKSCC Nominees, as the case may be, on the register of members of the Company as the holder(s) of any Public Offer Shares allocated to you, and the Company and/or its agents to send any share certificate(s) (where applicable) and/or any refund cheque (where applicable) to you or (in case of joint applicants) the first-named applicant in the application form by ordinary post at your own risk to the address stated on your application form (except that if you have applied for 500,000 Public Offer Shares or more and have indicated in your application form, you can collect your share certificate(s) and/or refund cheque (where applicable) in person between 9:00 a.m. and 1:00 p.m. on Tuesday, 15th June, 2004 (Hong Kong time) from Computershare Hong Kong Investor Services Limited;

- if the laws of any place outside Hong Kong are applicable to your application, you **agree** and **warrant** that you have complied with all such laws and none of the Company, BNP Paribas Peregrine and the Underwriters nor any of their respective officers or advisers will infringe any laws outside Hong Kong as a result of the acceptance of your offer to purchase, or any actions arising from your rights and obligations under the terms and conditions contained in this prospectus;

- **agree** with the Company, for itself and for the benefit of each shareholder of the Company (and so that the Company will be deemed by its acceptance in whole or in part of the application to have agreed, for itself and on behalf of each shareholder of the Company) to observe and comply with the PRC Company Law, the Special Regulations and the Articles of Association;

- **agree** with the Company, each shareholder, director, supervisor, manager and officer of the Company, and the Company acting for itself and for each director, supervisor, manager and officer of the Company agrees with each shareholder, to refer all differences and claims arising from the Articles of Association or any rights or obligations conferred or imposed by the PRC Company Law or other relevant laws and administrative regulations concerning the affairs of the Company to arbitration in accordance with the Articles of Association, and any reference to arbitration shall be deemed to authorise the arbitration tribunal to conduct hearings in open session and to publish its award, which shall be final and conclusive;

- **agree** with the Company and each shareholder of the Company that H Shares are freely transferable by the holders thereof;

- **authorise** the Company to enter into a contract on behalf of you with each director, supervisor and officer of the Company whereby such directors, supervisors and officers undertake to observe and comply with their obligations to shareholders stipulated in the Articles of Association;

- **confirm** that you have read the terms and conditions and application procedures set out in this prospectus and the Application Forms and agree to be bound by them;

- **confirm** that you are aware of the restrictions on offering of the H Shares described in this prospectus; and

- **understand** that these declarations and representations will be relied upon by the Company and BNP Paribas Peregrine in deciding whether or not to allocate any Public Offer Shares in response to your application.

(b) If you apply for the Public Offer Shares using a **YELLOW** application form, in addition to the confirmations and agreements referred to in (a) above you **agree** that

- any Public Offer Shares allocated to you shall be registered in the name of HKSCC Nominees and deposited directly into CCASS operated by HKSCC for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant, in accordance with your election on the application form;

- each of HKSCC and HKSCC Nominees reserves the right in its absolute discretion (1) **not to accept** any or part of such allotted Public Offer Shares issued to you in the name of HKSCC Nominees or **not to accept** such allotted Public Offer Shares for deposit into CCASS; (2) to cause such allotted Public Offer Shares to be **withdrawn** from CCASS and transferred into your name at your own risk and costs; and (3) to cause such **allotted Public Offer Shares to be issued in your name** (or, if you are a joint applicant, to the first-named applicant) and in such a case, to **post the share certificates** for such allotted Public Offer Shares at your own risk to the address on your application form by ordinary post **or to make available the same for your collection**;

- each of HKSCC and HKSCC Nominees may adjust the number of allotted Public Offer Shares issued in the name of HKSCC Nominees;

- neither HKSCC nor HKSCC Nominees shall have any liability for the information and representations not so contained in the prospectus and the application forms;

- neither HKSCC nor HKSCC Nominees shall be liable to you in any way.

(c) In addition, by giving electronic application instructions to HKSCC or instructing your broker or custodian who is a CCASS Broker Participant or a CCASS Custodian Participant to give such instructions to HKSCC, you (and if you are joint applicants, each of you jointly and severally) are deemed to do the following additional things and neither HKSCC nor HKSCC Nominees will be liable to the Company nor any other person in respect of such things:

- **instruct** and **authorise** HKSCC to cause HKSCC Nominees (acting as nominee for the CCASS Participants) to apply for the Public Offer Shares on your behalf;

- **instruct** and **authorise** HKSCC to arrange payment of the maximum Offer Price, brokerage fee, the SFC transaction levy, the investor compensation levy and the Stock Exchange trading fee by debiting your designated bank account and, in the case of wholly or partly unsuccessful applications and/or if the final Offer Price is less than the maximum Offer Price of HK$4.175 per H Share, refund the appropriate portion of the application money by crediting your designated bank account;

- (in addition to the confirmations and agreements set out in paragraph (a) above) **instruct** and **authorise** HKSCC to cause HKSCC Nominees to do on your behalf the following:

  — **agree** that the Public Offer Shares to be allocated shall be registered in the name of HKSCC Nominees and deposited directly into CCASS for credit to your CCASS Investor Participant stock account or the stock account of the CCASS Participant who has inputted electronic application instructions on your behalf;

  — **undertake** and **agree** to accept the Public Offer Shares in respect of which you have given electronic application instructions or any lesser number;

  — (if the electronic application instructions are given for your own benefit) **declare** that only one set of electronic application instructions has been given for your benefit;

  — (if you are an agent for another person) **declare** that you have given only one set of electronic application instructions for the benefit of that other person, and that you are duly authorised to give those instructions as that other person's agent;

  — **understand** that the above declaration will be relied upon by the Company and BNP Paribas Peregrine in deciding whether or not to make any allocation of the Public Offer Shares in respect of the electronic application instructions given by you and that you may be prosecuted if you make a false declaration;

  — **authorise** the Company to place the name of HKSCC Nominees on the register of members of the Company as the holder of the Public Offer Shares allocated in respect of your electronic application instructions and to send share certificates and/or refund in accordance with arrangements separately agreed between the Company and HKSCC;

  — **confirm** that you have read the terms and conditions and application procedures set out in this prospectus and agree to be bound by them;

  — **confirm** that you have only relied on the information and representations in this prospectus in giving your electronic application instructions or instructing your CCASS Broker Participant or CCASS Custodian Participant to give electronic application instructions on your behalf;

— **agree** that the Company, BNP Paribas Peregrine and the Underwriters and any of their respective directors, officers, employees, partners, agents, advisers and any other parties involved in the Share Offer are liable only for the information and representations contained in this prospectus;

— **agree** (without prejudice to any other rights which you may have) that once the application of HKSCC Nominees has been accepted, the application cannot be rescinded for innocent misrepresentation;

— **agree** to disclose your personal data to BNP Paribas Peregrine, the Company, the Hong Kong share registrar, the receiving banker(s), their respective agents and advisers together with any information about you which they require;

— **agree** that you cannot revoke electronic application instructions before 4th July, 2004, such agreement to take effect as a collateral contract with the Company and to become binding when you give the instructions and such collateral contract to be in consideration of the Company agreeing that it will not offer any Public Offer Shares to any person before 4th July, 2004, except by means of one of the procedures referred to in this prospectus. However, you may revoke the instructions before the fifth day after the time of the opening of the application lists (excluding for this purpose any day which is not a business day (including Saturday)) if a person responsible for this prospectus under section 40 of the Companies Ordinance gives a public notice under that section which excludes or limits the responsibility of that person for this prospectus;

— **agree** that once the application of HKSCC Nominees is accepted, neither that application nor your electronic application instructions can be revoked and that acceptance of that application will be evidenced by the results of the Public Offer made available by the Company; and

— **agree** to the arrangements, undertakings and warranties specified in the participant agreement between you and HKSCC and read with the General Rules of CCASS and the CCASS Operational Procedures, in respect of the giving of electronic application instructions relating to the Public Offer Shares.

6. CIRCUMSTANCES IN WHICH YOU WILL NOT BE ALLOCATED PUBLIC OFFER SHARES

You should note the following situations in which Public Offer Shares will not be allocated to you or your application is liable to be rejected:

(a) **If your application is revoked:**

By completing and submitting an application form or submitting electronic application instructions to HKSCC, you agree that you cannot revoke your application before 4th July, 2004. This agreement will take effect as a collateral contract with the Company, and will become binding when you lodge your application form or submit your electronic application instructions to HKSCC. This collateral contract will be in consideration of the Company agreeing that it will not offer any Public Offer Shares to any person before 4th July, 2004 except by means of one of the procedures referred to in the prospectus.

However, you may revoke your application before the fifth day after the time of the opening of the application lists (excluding for this purpose any day which is not a business day (including Saturday)) if a person responsible for the prospectus under section 40 of the Companies Ordinance (as applied by section 342E of the Companies Ordinance) gives a public notice under that section which excludes or limits the responsibility of that person for the prospectus.

If any supplement to the prospectus is issued, applicant(s) who have already submitted an application may or may not (depending on the information contained in the supplement) be notified that they can withdraw their applications. If application(s) have not been so notified, or if applicant(s) have been notified but have not withdrawn their applications in accordance with the procedure to be notified, all applications that have been submitted remain valid and may be accepted. Subject to the above, an application once made is irrevocable and applicants shall be deemed to have applied on the basis of the prospectus as supplemented.

If your application has been accepted, it cannot be revoked. For this purpose, acceptance of applications which are not rejected will be constituted by notification in the press of the results of allocation, and where such basis of allocation is subject to certain conditions or provides for allocation by ballot, such acceptance will be subject to the satisfaction of such conditions or results of the ballot respectively.

(b) **If the allocation of Public Offer Shares is void:**

Your allocation of Public Offer Shares (including the part of the application made by HKSCC Nominees acting on electronic application instructions) will be void if the Listing Committee of the Stock Exchange does not grant permission to list the H Shares either:

- within three weeks from the closing of the applications lists; or
- within a longer period of up to six weeks if the Listing Committee of the Stock Exchange notifies the Company of that longer period within three weeks of the closing of the application lists.

(c) **If you make applications under the Public Offer as well as the Placing:**

By filling in any of the application forms or giving application instructions to HKSCC electronically, you agree not to apply for Placing Shares under the Placing. Reasonable steps will be taken to identify and reject applications under the Public Offer from investors who have received Placing Shares in the Placing, and to identify and reject indications of interest in the Placing from investors who have received Public Offer Shares in the Public Offer.

(d) **If the Company, the Global Co-ordinator or their respective agents exercise their discretion:**

The Company, the Global Co-ordinator or their respective agents have full discretion to reject or accept any application, or to accept only part of any application, without having to give any reasons for any rejection or acceptance.

(e) **Your application will be rejected or not be accepted if:**

- your application is a multiple or a suspected multiple application;
- your application form is not completed correctly;
- your payment is not made correctly or you pay by cheque or banker's cashier order and the cheque or banker's cashier order is dishonoured on its first presentation;
- you or the person for whose benefit you are applying have applied for and/or received or will receive H Shares under the Placing;
- if you apply for more than 50% of the Public Offer Shares initially being offered in the public for subscription; or

- any of the Underwriting Agreements does not become unconditional or it is terminated in accordance with the terms thereof.

(f) If you are giving **electronic** application instructions to HKSCC to apply for Public Offer Shares on your behalf, you will also not be allocated any Public Offer Shares if HKSCC Nominee's application is not accepted.

7. IF YOUR APPLICATION FOR THE PUBLIC OFFER SHARES IS SUCCESSFUL (IN WHOLE OR IN PART)

(a) **If you are applying using a WHITE application form and you elect to receive any share certificate(s) in your name:**

- Refund cheques for these applicants who apply for less than 500,000 H Shares are expected to be despatched on or before Tuesday, 15th June, 2004 to the same address as that for share certificate(s).

- Applicants who apply on **WHITE** application forms for 500,000 H Shares or more under the Public Offer and have indicated in their application forms that they wish to collect share certificates and (where applicable) refund cheques in person from the Company's Hong Kong share registrar may collect share certificates and (where applicable) refund cheques in person from the Company's Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, from 9:00 a.m. to 1:00 p.m. on Tuesday, 15th June, 2004.

- Applicants being individuals who opt for personal collection cannot authorise any other person to make collection on their behalf. Corporate applicants who opt for personal collection must attend by their authorised representatives bearing letters of authorisation from the corporation stamped with the corporation's respective chops. Both individuals and authorised representative (if applicable) must produce, at the time of collection, evidence of identity acceptable to the Company's Hong Kong share registrar.

- Uncollected share certificates and (where applicable) refund cheques will be despatched by ordinary post at the applicants' own risk to the addresses specified in the relevant application forms.

(b) **If: (i) you are applying on a YELLOW application form; or (ii) you are giving electronic application instructions to HKSCC, and in each case you elect to have allocated Public Offer Shares deposited directly into CCASS:**

If your application is wholly or partly successful, your share certificate(s) will be issued in the name of HKSCC Nominees and deposited into CCASS for credit to your CCASS Investor Participant stock account or the stock account of your designated

CCASS Participant as instructed by you (on the application form or electronically, as the case may be), at the close of business on Tuesday, 15th June, 2004 or, under certain contingent situations, on any other date as shall be determined by HKSCC or HKSCC Nominees.

- **If you are applying through a designated CCASS Participant (other than a CCASS Investor Participant) on a YELLOW application form:**

  For Public Offer Shares credited to the stock account of your designated CCASS Participant (other than a CCASS Investor Participant), you can check the number of Public Offer Shares allocated to you with that CCASS Participant.

- **If you are applying as a CCASS Investor Participant on a YELLOW application form:**

  The Company is expected to make available the results of the Public Offer, including the results of CCASS Investor Participants' applications, in the manner described in the paragraph headed "Results of allocations" in the section headed "How to apply for H Shares", on Tuesday, 15th June, 2004. You should check the results made available by the Company and report any discrepancies to HKSCC before 5:00 p.m. on Tuesday, 15th June, 2004 or such other date as shall be determined by HKSCC or HKSCC Nominees. On Wednesday, 16th June, 2004 (being the next day following the credit of the Public Offer Shares to your stock account) you can check your new account balance via the CCASS Phone System or CCASS Internet System (under the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time). HKSCC will also make available to you an activity statement showing the number of Public Offer Shares credited to your stock account.

- **If you have given electronic application instructions to HKSCC:**

  The Company is expected to make available the application results of the Public Offer, including the results of CCASS Participants' applications (and in the case of CCASS Broker Participants and CCASS Custodian Participants, the Company shall include information relating to the beneficial owner), your Hong Kong identity card/passport/Hong Kong business registration number or other identification code (as appropriate) in the manner described in the paragraph headed "Results of allocations" in the section headed "How to apply for H Shares", on Tuesday, 15th June, 2004. You should check the results made available by the Company and report any discrepancies to HKSCC before 5:00 p.m. on Tuesday, 15th June, 2004 or any other date HKSCC or HKSCC Nominees chooses.

- **If you are instructing your CCASS Broker Participant or CCASS Custodian Participant to give electronic application instructions to HKSCC on your behalf:**

  You can also check the number of Public Offer Shares allocated to you and the amount of refund (if any) payable to you with that CCASS Broker Participant or CCASS Custodian Participant.

- **If you are applying as a CCASS Investor Participant by giving electronic instruction to HKSCC:**

  You can also check the number of the Public Offer Shares allotted to you and the amount of refund (if any) payable to you via the CCASS Phone System and CCASS Internet System (under the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time) on Tuesday, 15th June, 2004. On Wednesday, 16th June, 2004 (being the next day following the credit of the Public Offer Shares to your stock account), HKSCC will also make available to you an activity statement showing the number of the Public Offer Shares credited to your stock account and the amount of refund credited to your designated bank account (if any).

  No receipt will be issued for application monies paid. The Company will not issue temporary documents of title.

8. REFUND OF YOUR MONEY — ADDITIONAL INFORMATION

(a) You will be entitled to a refund (any interest accrued on refund money prior to the date of despatch of refund cheques will be retained for the benefit of the Company) if:

- your application is not successful, in which case the Company will refund your application money together with brokerage fee, the SFC transaction levy, the investor compensation levy and the Stock Exchange trading fee to you, without interest;

- your application is accepted only in part, in which case the Company will refund the appropriate portion of your application money, brokerage fee, the SFC transaction levy, the investor compensation levy and the Stock Exchange trading fee, without interest;

- the Offer Price (as finally determined) is less than the price per Offer Share initially paid by the applicant on application, in which case the Company will refund the surplus application money together with the appropriate portion of brokerage fee, the SFC transaction levy, the investor compensation levy and the Stock Exchange trading fee, without interest; and

- the conditions of Share Offer are not fulfilled in accordance with the section headed "Structure of the Share Offer — Conditions".

(b) If you apply on **YELLOW** application form for 500,000 H Shares or more under the Public Offer, you may collect your refund cheque (if any) in person from the Hong Kong share registrar on Tuesday, 15th June, 2004. The procedure for collection of refund cheques for **YELLOW** application form applicants is the same as that for **WHITE** application form applicants set out in sub-paragraph (a) of the paragraph headed "If your application for the Public Offer Shares is successful (in whole or in part)" in this section.

(c) If you are applying by giving electronic instructions to HKSCC to apply on your behalf, all refunds are expected to be credited to your designated bank account (if you are applying as a CCASS Investor Participant) or the designated bank account of your broker or custodian (if you are applying through a CCASS Broker/Custodian Participant) on Tuesday, 15th June, 2004.

(d) All refunds by cheque will be crossed "Account Payee Only", and made out to you, or if you are a joint applicant, to the first-named applicant on your application form.

(e) Refund cheques are expected to be despatched on Tuesday, 15th June, 2004. The Company intends to make special efforts to avoid undue delays in refunding money.

9. PERSONAL DATA

The main provisions of the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the "Ordinance") came into effect in Hong Kong on 20th December, 1996. This Personal Information Collection Statement informs the applicant for and holder of the Public Offer Shares of the policies and practices of the Company and the Hong Kong share registrar in relation to personal data and the Ordinance.

(a) Reasons for the collection of your personal data

From time to time it is necessary for applicants for securities or registered holders of securities to supply their latest correct personal data to the Company or its agents and the Hong Kong share registrar when applying for securities or transferring securities into or out of their names or in procuring the services of the Hong Kong share registrar. Failure to supply the requested data may result in your application for securities being rejected or in delay or inability of the Company or its Hong Kong share registrar to effect transfers or otherwise render their services. It may also prevent or delay registration or transfer of the Public Offer Shares which you have successfully applied for and/or the despatch of share certificate(s), and/or refund cheque(s) to which you are entitled.

It is important that holders of securities inform the Company and the Hong Kong share registrar immediately of any inaccuracies in the personal data supplied.

(b) **Purposes**

The personal data of the applicants and the holders of securities may be used, held and/or stored (by whatever means) for the following purposes:

- processing of your application and verification of compliance with the terms and application procedures set out in the application forms and this prospectus and announcing results of allocations of the Public Offer Shares;
- enabling compliance with all applicable laws and regulations in Hong Kong and elsewhere;
- registering new issues or transfers into or out of the name of holders of securities including, where applicable, in the name of HKSCC Nominees;
- maintaining or updating the registers of holders of securities of the Company;
- conducting or assisting to conduct signature verifications, any other verification or exchange of information;
- establishing benefit entitlements of holders of securities of the Company, such as dividends, rights issues and bonus issues;
- distributing communications from the Company and its subsidiaries;
- compiling statistical information and shareholder profiles;
- making disclosures as required by laws, rules or regulations;
- disclosing identities of successful applicants by way of press announcement or otherwise;
- disclosing relevant information to facilitate claims on entitlements; and
- any other incidental or associated purposes relating to the above and/or to enable the Company and the Hong Kong share registrar to discharge their obligations to holders of securities and/or regulators and/or any other purpose to which the holders of securities may from time to time agree.

(c) **Transfer of personal data**

Personal data held by the Company and the Hong Kong share registrar relating to the applicants and the holders of securities will be kept confidential but the Company and the Hong Kong share registrar may, to the extent necessary for achieving the above purposes or any of them, make such enquiries as they consider necessary to confirm the accuracy of the personal data and in particular, they may disclose, obtain or provide (whether within or outside Hong Kong) the personal data of the applicants and the holders of securities to or from any and all of the following persons and entities:

- the Company or its appointed agents such as financial advisers and receiving bankers;

- HKSCC and HKSCC Nominees, who will use the personal data for the purposes of operating CCASS (in cases where the applicants have requested for the Public Offer Shares to be deposited into CCASS);

- any agents, contractors or third party service providers who offer administrative, telecommunications, computer, payment or other services to the Company and/or the Hong Kong share registrar in connection with the operation of their businesses;

- the Stock Exchange, the SFC and any other statutory, regulatory or governmental bodies; and

- any other persons or institutions with which the holders of securities have or propose to have dealings, such as their bankers, solicitors, accountants or stockbrokers.

By signing an application form or by giving electronic application instructions to HKSCC, you agree to all of the above.

(d) **Access and correction of personal data**

The Ordinance provides the applicants and the holders of securities with rights to ascertain whether the Company and/or the Hong Kong share registrar hold their personal data, to obtain a copy of that data, and to correct any data that is inaccurate. In accordance with the Ordinance, the Company and the Hong Kong share registrar have the right to charge a reasonable fee for the processing of any data access request. All requests for access to data or correction of data or for information regarding policies and practices or the kinds of data held should be addressed to the Company for the attention of the Company Secretary or (as the case may be) the Hong Kong share registrar for the attention of the Privacy Compliance Officer (for the purposes of the Ordinance).

10. MISCELLANEOUS

(a) Commencement of dealings in the H Shares

- Dealings in the H Shares on the Stock Exchange are expected to commence on Wednesday, 16th June, 2004.

- H Shares will be traded in board lots of 1,000 H Shares.

- Any H share certificates in respect of Public Offer Shares collected or received by successful applicants will not be valid if the Share Offer is terminated in accordance with the terms of the Underwriting Agreements.

(b) H Shares will be eligible for admission into CCASS

- If the Stock Exchange grants the listing of and permission to deal in the H Shares and the stock admission requirements of HKSCC are complied with, the H Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the date of commencement of dealings in the H Shares on the Stock Exchange or any other date HKSCC chooses. Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second business day after any trading day.

- All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

- All necessary arrangements have been made for the H Shares to be admitted into CCASS.

The following is the text of a report, prepared for the purpose of incorporation in this Prospectus, received from the reporting accountants, PricewaterhouseCoopers, Certified Public Accountants, Hong Kong.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong

4th June, 2004

The Directors
China Shipping Container Lines Co., Ltd.
BNP Paribas Peregrine Capital Limited

Dear Sirs

We set out below our report on the financial information relating to China Shipping Container Lines Co., Ltd. (the "Company"), its subsidiaries and its associated companies (the Company and its subsidiaries are hereinafter collectively referred to as the "Group") for each of the three years ended 31st December, 2001, 2002 and 2003 (the "Relevant Periods") for inclusion in the prospectus of the Company dated 4th June, 2004 (the "Prospectus") in connection with the initial listing of the shares of the Company on the Main Board ("Main Board") of the Stock Exchange of Hong Kong Limited.

The Company was established in the People's Republic of China (the "PRC") on 28th August, 1997 as a company with limited liability under the Company Law of the PRC. On 3rd March, 2004, the Company was transformed into a joint stock limited company under the Company Law of the PRC by converting its registered capital and reserves as at 31st October, 2003 into 3,830,000,000 shares of RMB1 each. Pursuant to a group reorganisation (the "Reorganisation") as detailed in Section 2 of appendix VIII to the Prospectus, the Company acquired the entire issued share capital of China Shipping Container Lines (Hong Kong) Co., Ltd. and China Shipping Container Lines (Asia) Co., Ltd. from a fellow subsidiary on 15th October, 2003.

As at the date of this report, the Company has direct and indirect interests in the subsidiaries and associated company set out in Note 29 of Section II below.

All companies now comprising the Group and its associated company have adopted 31st December as their financial year end date.

The directors of the Company (the "Directors") have prepared consolidated accounts of the Group for each of the years ended 31st December, 2001, 2002 and 2003 in accordance with Accounting Standards for Business Enterprises and Accounting System for Business Enterprises of the PRC which were audited by BDO Zhong Hua Certified Public Accountants 上海眾華滬銀會計師事務所, certified public accountants registered in the PRC (the "PRC GAAP Accounts"). For the purpose of this report, we have carried out independent audits on the PRC GAAP Accounts for the Relevant Periods in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants ("HKSA").

The financial information as set out in Sections I to III below (the "Financial Information") has been prepared based on the PRC GAAP Accounts audited by BDO Zhong Hua Certified Public Accountants 上海眾華滬銀會計師事務所, after making such adjustments as are appropriate. For the purpose of this report, we have examined the Financial Information and have carried out such additional procedures as are necessary in accordance with the Auditing Guideline "Prospectuses and the reporting accountant" issued by the HKSA. The Directors, at the Relevant Periods, are responsible for preparing the PRC GAAP Accounts which give a true and fair view. In preparing these accounts, it is fundamental that appropriate accounting policies are selected and applied consistently.

The Directors are responsible for the Financial Information which gives a true and fair view. It is our responsibility to form an independent opinion, based on our examination, on the Financial Information and to report our opinion.

In our opinion, the Financial Information, for the purpose of this report, and prepared on the basis set out in Note 1(a) of Section II below, gives a true and fair view of the state of affairs of the Company and of the Group as at 31st December, 2001, 2002 and 2003 and of the Group's results and cash flows for the Relevant Periods.

I CONSOLIDATED ACCOUNTS

Consolidated Profit and Loss Account

The following is a summary of the consolidated profit and loss account of the Group for the Relevant Periods, after making such adjustments as are appropriate:

	Note	Year ended 31st December, 2001	2002	2003
		RMB'000	*RMB'000*	*RMB'000*
Turnover	2	7,795,445	10,522,234	15,276,163
Operating costs	3	(8,801,292)	(10,528,540)	(13,009,891)
Gross profit/(loss)		(1,005,847)	(6,306)	2,266,272
Administrative and general expenses		(75,477)	(219,731)	(406,864)
Operating profit/(loss)	4	(1,081,324)	(226,037)	1,859,408
Net financing charges	5	(276,000)	(383,333)	(459,447)
Share of profits less losses of associated companies		7,072	4,128	6,957
Profit/(loss) before taxation		(1,350,252)	(605,242)	1,406,918
Taxation	6	12,721	10,196	(9,573)
Profit/(loss) after taxation		(1,337,531)	(595,046)	1,397,345
Minority interests		(885)	(2,041)	(14,473)
Profit/(loss) attributable to shareholders	20	(1,338,416)	(597,087)	1,382,872
Basic earnings/(loss) per share	7	RMB(0.74)	RMB(0.32)	RMB0.46

Consolidated Balance Sheet

The following is a summary of the consolidated balance sheet of the Group as at 31st December 2001, 2002 and 2003, after making such adjustments as are appropriate:

		As at 31st December,		
	Note	**2001**	**2002**	**2003**
		RMB'000	*RMB'000*	*RMB'000*
Non-current assets				
Fixed assets	10	4,001,666	5,403,216	9,087,847
Deferred tax assets	11	61,991	74,010	87,559
Investments in associated companies	13	60,214	61,778	46,343
Investment securities	14	70,600	70,600	—
Total non-current assets		4,194,471	5,609,604	9,221,749
Current assets				
Bunkers, at cost		117,301	171,448	195,041
Trade and notes receivables	15	1,465,866	2,075,218	2,360,967
Prepayments and other receivables		42,243	283,736	221,889
Bank balances and cash	16	371,553	515,271	1,484,464
Restricted bank balances	16	—	83,000	—
Total current assets		1,996,963	3,128,673	4,262,361
Current liabilities				
Trade and notes payables	17	1,020,836	1,218,479	1,484,173
Accruals and other payables		120,131	142,849	390,079
Amount due to ultimate holding company	28	1,260,633	2,016,849	77,459
Short-term bank loans	18	1,315,080	1,588,580	1,389,720
Long-term bank loans — current portion	21	145,000	26,000	387,515
Finance lease obligations — current portion	22	178,028	238,153	334,232
Total current liabilities		4,039,708	5,230,910	4,063,178
Net current assets/(liabilities)		(2,042,745)	(2,102,237)	199,183
Total assets less current liabilities		2,151,726	3,507,367	9,420,932

Consolidated Balance Sheet ***(Continued)***

	Note	As at 31st December, 2001 RMB'000	2002 RMB'000	2003 RMB'000
Representing:				
Shareholders' equity				
Capital	19	1,801,050	2,801,050	3,801,050
Reserves	20	(2,007,513)	(2,601,562)	(174,361)
Total shareholders' equity		(206,463)	199,488	3,626,689
Minority interests		5,617	14,294	41,543
Non-current liabilities				
Long-term bank loans	21	1,160,340	2,019,814	4,232,772
Finance lease obligations	22	1,192,232	1,273,771	1,519,928
Total non-current liabilities		2,352,572	3,293,585	5,752,700
		2,151,726	3,507,367	9,420,932

Balance Sheet

The following is a summary of the balance sheet of the Company as at 31st December 2001, 2002 and 2003, after making such adjustments as are appropriate:

		As at 31st December,		
	Note	**2001**	**2002**	**2003**
		RMB'000	*RMB'000*	*RMB'000*
Non-current assets				
Fixed assets	10	3,980,759	5,348,892	8,272,362
Deferred tax assets	11	61,991	74,010	87,559
Investments in subsidiaries	12	5,900	42,500	121,586
Investments in associated companies	13	49,492	44,608	29,214
Investment securities	14	70,600	70,600	—
Total non-current assets		4,168,742	5,580,610	8,510,721
Current assets				
Bunkers, at cost		114,738	161,328	188,912
Trade and notes receivables	15	1,425,150	2,042,846	2,626,823
Prepayments and other receivables		31,785	293,251	91,484
Bank balances and cash	16	365,045	491,960	1,151,910
Restricted bank balances	16	—	83,000	—
Total current assets		1,936,718	3,072,385	4,059,129
Current liabilities				
Trade and notes payables	17	982,723	1,182,809	1,622,205
Accruals and other payables		105,857	132,106	183,099
Amount due to ultimate holding company		1,243,102	2,013,640	—
Short-term bank loans	18	1,315,080	1,588,580	1,389,720
Long-term bank loans — current portion	21	145,000	26,000	387,515
Finance lease obligations — current portion	22	178,028	238,153	334,232
Total current liabilities		3,969,790	5,181,288	3,916,771
Net current assets/(liabilities)		(2,033,072)	(2,108,903)	142,358
Total assets less current liabilities		2,135,670	3,471,707	8,653,079

Balance Sheet ***(Continued)***

	Note	2001	2002	2003
		As at 31st December,		
		RMB'000	*RMB'000*	*RMB'000*
Representing:				
Shareholders' equity				
Share capital	19	1,801,050	2,801,050	3,801,050
Reserves	20	(2,017,952)	(2,622,928)	(477,558)
Total shareholders' equity		(216,902)	178,122	3,323,492
Non-current liabilities				
Long-term bank loans	21	1,160,340	2,019,814	3,809,659
Finance lease obligations	22	1,192,232	1,273,771	1,519,928
Total non-current liabilities		2,352,572	3,293,585	5,329,587
		2,135,670	3,471,707	8,653,079

Consolidated Statement of Changes in Equity

The following is a summary of the consolidated statement of changes in equity of the Group for the Relevant Periods, after making such adjustments as are appropriate:

		Year ended 31st December,		
	Note	**2001**	**2002**	**2003**
		RMB'000	*RMB'000*	*RMB'000*
Total equity at beginning of the year		1,131,953	(206,463)	199,488
Capital injection	19	—	1,000,000	1,000,000
Profit/(loss) for the year		(1,338,416)	(597,087)	1,382,872
Dividend waived by a minority shareholder of a subsidiary	20(i)	—	3,038	212
Conversion of liability into capital surplus	20(iii)	—	—	1,048,636
Share issuance costs		—	—	(4,519)
Total equity as at end of the year		(206,463)	199,488	3,626,689

Consolidated Cash Flow Statement

The following is a summary of the consolidated cash flow statement of the Group for the Relevant Periods, after making such adjustments as are appropriate:

	Note	Year ended 31st December, 2001	2002	2003
		RMB'000	*RMB'000*	*RMB'000*
Operating activities				
Cash (used in)/generated from operations	23(a)	(379,128)	(439,258)	2,721,020
PRC enterprise income tax paid		—	(423)	(5,112)
Net cash (used in)/generated from operating activities		(379,128)	(439,681)	2,715,908
Investing activities				
Acquisition of fixed assets		(525,006)	(1,424,976)	(3,490,328)
Proceeds from disposal of fixed assets		34	9	3,685
Net cash outflow from acquisition of a subsidiary	23(b)	(4,334)	—	—
Proceeds from disposal of investments in associated companies and investment securities		4,500	—	86,524
Investments in associated companies		(50,000)	—	—
Dividends received from associated companies		3,038	4,884	4,107
Interest received		21,186	5,353	6,319
Net cash used in investing activities		(550,582)	(1,414,730)	(3,389,693)

Consolidated Cash Flow Statement *(Continued)*

	Note	Year ended 31st December, 2001	2002	2003
		RMB'000	*RMB'000*	*RMB'000*
Financing activities				
Interest paid		(143,116)	(242,412)	(316,872)
Increase in capital		—	1,000,000	1,000,000
Addition of short-term and long-term bank loans		2,472,540	2,951,054	4,083,193
Repayment of short-term and long-term bank loans		(1,549,500)	(1,937,080)	(1,707,580)
Increase in amount due to ultimate holding company		465,000	655,000	74,534
Repayment of loan from ultimate holding company		—	—	(965,000)
Dividend paid to minority shareholders		—	—	(1,414)
Capital injection by minority shareholders		—	3,598	14,190
Capital element of finance lease payments		(129,356)	(195,276)	(279,306)
Interest element of finance lease payments		(220,779)	(236,755)	(258,767)
Net cash generated from financing activities	23(d)	894,789	1,998,129	1,642,978
Net (decrease)/increase in cash and cash equivalents		(34,921)	143,718	969,193
Cash and cash equivalents at beginning of the year		406,474	371,553	515,271
Cash and cash equivalents at end of the year		371,553	515,271	1,484,464
Analysis of balances of cash and cash equivalents				
Bank balances and cash		371,553	515,271	1,484,464

II NOTES TO THE CONSOLIDATED ACCOUNTS

1 PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) **Basis of preparation**

The Company was established in the PRC on 28th August, 1997 as a company with limited liability under the Company Law of the PRC. On 3rd March, 2004, the Company was transformed into a joint stock limited company under the Company Law of the PRC by converting its registered capital and reserves as at 31st October, 2003 into 3,830,000,000 shares of RMB1 each.

Pursuant to the Reorganisation, the Company acquired the entire issued share capital of China Shipping Container Lines (Hong Kong) Co., Ltd. ("CS (Hong Kong)") and China Shipping Container Lines (Asia) Co., Ltd. ("CS Asia") from a fellow subsidiary on 15th October, 2003. The Reorganisation is accounted for using merger accounting as permitted by Hong Kong Statement of Standard Accounting Practice 27 "Accounting for group reconstructions" issued by the HKSA.

The consolidated accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the HKSA. They have been prepared under the historical cost convention.

(b) **Group accounting**

(i) *Consolidation*

The Reorganisation referred to in Note 1(a) above has been accounted for using merger accounting by regarding the Company as being the holding company of CS (Hong Kong) and CS Asia since their respective dates of incorporation.

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st December.

Apart from the Reorganisation referred to in Note 1(a) above, the results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill/negative goodwill and any related accumulated foreign currency translation reserve.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(ii) *Subsidiaries*

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meetings of the board of directors.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(iii) *Associated companies*

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies; unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

In the Company's balance sheet, the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

(iv) *Translation of foreign currencies*

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheet of subsidiaries expressed in foreign currencies is translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss account is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

(c) **Fixed assets**

(i) *Vessels under construction*

Vessels under construction are stated at cost less accumulated impairment losses. Capitalisation of vessel construction cost is based on actual cost incurred during the year. No depreciation is provided for vessels under construction.

(ii) *Other fixed assets*

Other fixed assets are stated at cost less accumulated depreciation and impairment losses.

Other fixed assets are depreciated at rates sufficient to write off their costs less accumulated impairment losses over their estimated useful lives to their respective residual values estimated by the Directors on a straight line basis. The estimated useful lives of other fixed assets are summarised as follows:

	Estimated useful lives
Container vessels	25 years from the date of first registration
Containers	8 to 10 years
Improvements on vessels under operating leases*	5 years or the period of the lease, whichever is the shorter
Computer and office equipment	5 to 8 years
Motor vehicles	6 years

* represent improvements on vessels operated by the Group under operating leases

Costs incurred in restoring fixed assets to their normal working condition to allow continued use of the overall assets are charged to the consolidated profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

(iii) *Impairment and gain or loss on sale*

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the consolidated profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the consolidated profit and loss account.

(iv) *Capitalisation of fixed assets*

All direct costs relating to the construction of container vessels, including finance costs on related borrowed funds during the construction period, are capitalised as fixed assets.

(d) **Assets under leases**

Where the Group is a lessee

(i) *Finance leases*

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in long-term liabilities. The finance charges are charged to the consolidated profit and loss account over the lease periods.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

(ii) *Operating leases*

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the consolidated profit and loss account on a straight line basis over the lease periods.

Where the Group is a lessor

(i) *Operating leases*

Assets leased out under operating leases are included in fixed assets in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar owned fixed assets. Rental income, net of any incentives given to lessees, is recognised on a straight-line basis over the lease terms.

(e) **Investment securities**

Investment securities are stated at cost less any provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such investments is reduced to its fair value. The impairment loss is recognised as an expense in the consolidated profit and loss account. This impairment loss is written back to consolidated profit and loss account when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for foreseeable future.

The gain or loss on disposal of investment securities is the difference between the net sales proceeds and the carrying amount of the other investments, and is recognised in the consolidated profit and loss account.

(f) **Vessel repairs and surveys**

Dry-docking and special survey costs for vessels are charged to the consolidated profit and loss account as incurred.

(g) **Bunkers**

Bunkers represents fuels and are stated at the lower of the cost and net realisable value. Cost is calculated on the weighted average basis.

(h) **Trade receivables**

Provision is made against trade receivables to the extent they are considered to be doubtful. Trade receivables in the balance sheet are stated net of such provision.

(i) **Cash and cash equivalents**

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and deposits held at call with banks.

(j) **Provisions**

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(k) **Employee benefits**

(i) *Employee leave entitlements*

Employee entitlements to annual leave are recognised when they accrue to employees. Provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

(ii) *Pension obligations*

The full-time employees of the Group employed in Mainland China are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulas. The relevant government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these pension plans based on percentages of the total salary of employees (or on other basis), subject to a certain ceiling, and are paid to the labor and social welfare authorities. The Group's liability in respect of these funds is limited to the contributions payable in each year/period. Contributions to the plans are expensed as incurred.

The Group also operates a defined contribution Mandatory Provident Fund ("MPF") scheme for its employees employed in Hong Kong. The Group and the employees both contributes 5% of the employees' relevant income per month as required by the Hong Kong MPF Scheme Ordinance subject to a maximum of HK$1,000 per person.

The Group's contributions to the above defined contribution schemes are fully vested upon contribution and are expensed as incurred.

(iii) *Housing benefits*

All full-time employees of the Group employed in Mainland China are entitled to participate in various government-sponsored housing funds. The Group contributes to these funds based on certain percentages of the salaries of the employees on a monthly basis. Contributions to the funds are expensed as incurred.

(l) **Deferred taxation**

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(m) **Revenue recognition**

The Group recognises revenues on the following bases:

(i) *Liner services*

Freight revenues from the operation of the international and domestic containerised transportation business are recognised on a percentage of completion basis, which is determined on the time proportion method of each individual vessel voyage.

(ii) *Chartering*

Income from chartering of vessels under operating leases is recognised over the periods of the respective leases on a straight-line basis.

(iii) *Interest income*

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(n) **Borrowing costs**

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the consolidated profit and loss account in the year in which they are incurred.

(o) **Contingent liabilities**

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the consolidated accounts. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

(p) **Segment reporting**

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

The business segment reporting includes provisions of liner service and chartering of vessels. In respect of the geographical segment reporting, segment revenues from liner and chartering services cover the world's major trade lanes.

Unallocated costs represent corporate expenses. Segment assets consist primarily of fixed assets, inventories, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to fixed assets, including additions resulting from acquisitions through purchases of subsidiaries.

2 TURNOVER AND SEGMENT INFORMATION

The principal activities of the Group are owning, chartering and operating container vessels for the provision of international and domestic container marine transportation service. Turnover represents gross revenues from liner and chartering services, net of discounts allowed and business tax, where applicable.

	Year ended 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Turnover			
Liner	7,648,024	10,386,580	15,041,903
Chartering	147,421	135,654	234,260
	7,795,445	10,522,234	15,276,163

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Primary reporting format — business segments

The Group's business is organised into two main business segments: liner and chartering. The Group's business is dominated by provision of liner service. The chartering business is of insufficient size to be reported separately.

Secondary reporting format — geographical segments

The Group's liner and chartering businesses are managed on a worldwide basis. The turnover generated from the world's major trade lanes includes America, Europe/Mediterranean, Australia, East and Southeast Asia, China domestic and others.

The Directors consider that the nature of the Group's business precludes a meaningful allocation of the Group's assets to specific geographical segments as defined under Hong Kong Statement of Standard Accounting Practice 26 "Segment reporting". Accordingly, geographical segment information is only presented for turnover:

	Turnover		
	Year ended 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
America	2,741,836	5,290,482	6,800,792
Europe/Mediterranean	1,911,419	1,688,540	4,725,920
Australia	389,613	418,809	711,918
East and Southeast Asia	1,394,231	1,438,371	1,230,883
China domestic	793,990	878,868	960,559
Others	564,356	807,164	846,091
Total	7,795,445	10,522,234	15,276,163

3 OPERATING COSTS

	Year ended 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Operating costs			
Container and cargo	4,166,790	4,871,828	5,983,549
Vessel and voyage	3,674,295	4,023,216	4,918,913
Sub-route and others	960,207	1,633,496	2,107,429
	8,801,292	10,528,540	13,009,891

4 OPERATING PROFIT/(LOSS)

Operating profit/(loss) is stated after charging the following:

	Year ended 31st December, 2001 RMB'000	2002 RMB'000	2003 RMB'000
Charging:			
Auditors' remunerations	130	190	190
Cost of bunkers consumed	1,250,926	1,438,220	2,042,228
Depreciation:			
— Owned container vessels chartered-out under operating leases	13,357	8,670	10,219
— Other owned assets	146,669	146,371	223,041
— Containers under finance leases	173,752	231,695	304,674
	333,778	386,736	537,934
Impairment losses of container vessels *(Note 10(e))*	—	59,279	—
Loss on disposal of fixed assets	219	8,660	895
Loss on disposal of investments in associated companies	—	—	1,663
Operating lease rental:			
— Container vessels	1,796,902	1,923,041	2,106,330
— Containers	422,402	390,818	406,588
— Buildings	6,898	7,183	19,394
	2,226,202	2,321,042	2,532,312
Provision for doubtful receivables	3,307	55,776	68,811
Staff costs, including directors' and supervisors' emoluments *(Note 8)*	176,296	187,820	358,794

5 NET FINANCING CHARGES

	Year ended 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Interest expenses:			
— bank loans	118,901	154,290	236,735
— amount due to ultimate holding company wholly repayable within five years	24,215	88,122	80,137
— finance lease obligations *(Note 28(b))*	220,779	236,755	258,767
Total interest expense	363,895	479,167	575,639
Less: amount capitalised in vessels under construction	(64,876)	(94,318)	(124,722)
	299,019	384,849	450,917
Interest income	(21,186)	(5,353)	(6,319)
Bank charge	1,619	1,984	5,013
Foreign exchange loss/(gain)	(3,452)	1,853	9,836
	276,000	383,333	459,447

The capitalisation rates applied to funds borrowed generally and utilised for the vessels under construction are 5.87%, 5.21% and 4.95% for the years ended 31st December, 2001, 2002 and 2003 respectively.

6 TAXATION

	Year ended 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Current income tax			
— PRC enterprise income tax *(note (ii))*	(415)	(69)	(17,617)
— Hong Kong profits tax *(note (i))*	—	—	(3,144)
Deferred tax *(Note 11)*	14,651	12,019	13,549
Share of taxation attributable to associated companies	(1,515)	(1,754)	(2,361)
	12,721	10,196	(9,573)

(i) **Hong Kong profits tax**

Hong Kong profits tax has been provided at the rate of 17.5% on the estimated assessable profits for the year ended 31st December, 2003. There was no estimated assessable profits derived by the Group in Hong Kong during the two years ended 31st December, 2002 and 2001.

(ii) **PRC enterprise income tax ("EIT")**

Pursuant to notifications issued by the State Tax Bureau 國家稅務總局 on 15th August, 2001, 17th October, 2002 and 17th July, 2003 respectively, China Shipping (Group) Company, the ultimate holding company of the Company, and its approved subsidiaries established in the PRC were assessed for EIT on a consolidation basis and each of them is not assessed individually for the Relevant Periods (the Company and its approved subsidiaries included herein are collectively referred to as the "Tax Entities").

During the Relevant Periods, China Shipping (Group) Company, recorded consolidated taxable losses and was not subject to EIT. China Shipping (Group) Company did not allocate any EIT to the Tax Entities. Accordingly, there was neither EIT payable nor unutilised taxable losses retained by any of the Tax Entities as at 31st December, 2003. On 10th March, 2004, China Shipping (Group) Company issued a guarantee to the Company to indemnify the Tax Entities from any EIT chargeable by the State Tax Bureau for the Relevant Periods.

The EIT charged to the consolidated profit and loss account for the Relevant Periods represented EIT at a rate of 33% (2002: 33%; 2001: 33%) on the estimated taxable income of the remaining subsidiaries established in the PRC which were subject to individual EIT filing.

(iii) The taxation on the Group's profit/(loss) before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	Year ended 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Profit/(loss) before taxation	(1,350,252)	(605,242)	1,406,918
Calculated at a taxation rate of 33%	445,583	199,730	(464,283)
Effect of profit/(loss) not taxed/utilised under consolidated tax filing *(note (ii))*	(432,043)	(188,581)	452,654
Effect of different tax rate in subsidiaries	—	—	1,572
Effect of different tax rate in associated companies	(819)	(953)	484
Taxation credit/(charge)	12,721	10,196	(9,573)

(iv) **Other taxes**

Value-added tax ("VAT")

The Company's subsidiaries in the PRC are subject to VAT, which is charged on top of the selling price at a general rate of 17%. An input credit is available whereby input VAT previously paid on purchases of raw materials or semi-finished products can be used to offset the output VAT on sales to determine the net VAT payable.

Business tax

Revenue derived from liner services provided by the Company and its subsidiaries in the PRC is subject to business tax at rates ranging from 3% to 5% during the Relevant Periods.

7 EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share is calculated based on the Group's profit/(loss) attributable to shareholders for the Relevant Periods and the weighted average number of 1,801,050,000, 1,839,406,164 and 3,023,754,247 shares in issue for each of the years ended 31st December, 2001, 2002 and 2003 respectively. In determining the weighted average number of shares in issue during the Relevant Periods, the conversion of registered capital and reserves of RMB3,830,000,000 into share capital on 3rd March, 2004 was deemed to have occurred at the beginning of the earliest period presented.

Diluted earnings per share has not been presented as the Company has no dilutive potential ordinary shares during the Relevant Periods.

8 STAFF COSTS

An analysis of staff costs, including directors' and supervisors' emoluments, is set out below:

	Year ended 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Hiring of crews *(Note 28(b))* and staff salaries	142,789	152,050	288,570
Social welfare benefits	30,782	31,743	59,711
Pension cost	2,725	4,027	10,513
	176,296	187,820	358,794

9 EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(a) **Directors' and supervisors' emoluments**

	Year ended 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Directors			
— Basic salaries and allowances	85	281	443
— Pension and other welfare	26	51	77
Supervisors			
— Basic salaries and allowances	85	281	797
— Pension and other welfare	26	51	145
	222	664	1,462

No directors or supervisors of the Company waived any emoluments during the Relevant Periods. No discretionary bonus were paid to any of the directors or supervisors of the Company during the Relevant Periods.

The emoluments of the directors and supervisors of the Company fall within the following bands:

	Number of directors/supervisors Year ended 31st December,		
	2001	**2002**	**2003**
Directors			
Nil to HK$1,000,000 (equivalent to approximately RMB1,060,000)	1	1	1
Supervisors			
Nil to HK$1,000,000 (equivalent to approximately RMB1,060,000)	1	1	2
	2	2	3

The remaining nine directors (2002: nine; 2001: nine) and four supervisors (2002: five; 2001: five) of the Company did not receive any emoluments from the Company or any of its subsidiaries during the Relevant Periods.

(b) **Five highest paid individuals**

The five individuals whose emoluments were the highest in the Group during the Relevant Periods are as follows:

	Number of individuals		
	Year ended 31st December,		
	2001	2002	2003
Director	1	1	1
Supervisors	1	1	2
Employees	3	3	2
	5	5	5

The details of emoluments paid to the five highest paid individuals who were directors/supervisors of the Company during the Relevant Periods have been included in Note 9(a) above. Details of emoluments paid to the remaining two highest paid non-directors/supervisors individuals (2002: three; 2001: three) are as follows:

	Year ended 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Basic salaries and allowances	296	702	753
Pension and others welfares	67	145	140
	363	847	893

The emoluments of the above two (2002: three; 2001: three) individuals fell within the following bands:

	Number of individuals		
	Year ended 31st December,		
	2001	2002	2003
Nil to HK$1,000,000 (equivalent to approximately RMB1,060,000)	3	3	2

(c) During the Relevant Periods, no emoluments were paid by the companies now comprising the Group to any of the Directors, supervisors or the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

10 FIXED ASSETS

The Group

	Container vessels	Vessels under construction	Improvements on vessels under operating leases	Containers	Motor vehicles	Computer and office equipment	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost							
At 1st January, 2001	1,518,693	798,352	361,587	1,313,527	1,542	24,336	4,018,037
Acquisition of subsidiaries	21,360	—	274	—	216	432	22,282
Additions	55	532,019	285	412,742	1,733	55,790	1,002,624
Disposals	—	—	—	—	—	(661)	(661)
At 31st December, 2001	1,540,108	1,330,371	362,146	1,726,269	3,491	79,897	5,042,282
Transfers	65,771	(65,771)	—	—	—	—	—
Additions	2,115	1,501,991	3,000	336,938	754	11,436	1,856,234
Disposals	—	—	(15,124)	—	—	(289)	(15,413)
At 31st December, 2002	1,607,994	2,766,591	350,022	2,063,207	4,245	91,044	6,883,103
Transfers	3,836,861	(3,836,861)	—	—	—	—	—
Acquisition from fellow subsidiaries	—	—	—	—	16,476	22,721	39,197
Additions	23,154	3,500,261	15,505	622,814	12,070	37,732	4,211,536
Disposals	—	—	(24,752)	(21,675)	(837)	(5,601)	(52,865)
At 31st December, 2003	5,468,009	2,429,991	340,775	2,664,346	31,954	145,896	11,080,971
Accumulated depreciation and impairment losses							
At 1st January, 2001	244,575	—	79,018	381,091	536	1,526	706,746
Acquisition of subsidiaries	470	—	—	—	13	17	500
Charge for the year	88,513	—	62,219	176,352	435	6,259	333,778
Disposals	—	—	—	—	—	(408)	(408)
At 31st December, 2001	333,558	—	141,237	557,443	984	7,394	1,040,616
Charge for the year	91,930	—	51,156	232,935	538	10,177	386,736
Disposals	—	—	(6,560)	—	—	(184)	(6,744)
Impairment	59,279	—	—	—	—	—	59,279
At 31st December, 2002	484,767	—	185,833	790,378	1,522	17,387	1,479,887
Acquisition from fellow subsidiaries	—	—	—	—	6,861	7,280	14,141
Charge for the year	162,964	—	50,258	304,815	3,644	16,253	537,934
Disposals	—	—	(15,305)	(20,808)	(379)	(2,346)	(38,838)
At 31st December, 2003	647,731	—	220,786	1,074,385	11,648	38,574	1,993,124
Net book value							
At 31st December, 2001	1,206,550	1,330,371	220,909	1,168,826	2,507	72,503	4,001,666
At 31st December, 2002	1,123,227	2,766,591	164,189	1,272,829	2,723	73,657	5,403,216
At 31st December, 2003	4,820,278	2,429,991	119,989	1,589,961	20,306	107,322	9,087,847

The Company

	Container vessels	Vessels under construction	Improvements on vessels under operating leases	Containers	Motor vehicles	Computer and office equipment	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost							
At 1st January, 2001	1,518,693	798,352	361,587	1,313,527	1,542	24,336	4,018,037
Additions	55	532,019	—	412,742	1,733	55,579	1,002,128
Disposals	—	—	—	—	—	(624)	(624)
At 31 st December, 2001	1,518,748	1,330,371	361,587	1,726,269	3,275	79,291	5,019,541
Transfers	65,771	(65,771)	—	—	—	—	—
Additions	1,772	1,501,991	1,402	336,938	241	10,781	1,853,125
Disposals	(47,101)	—	(15,124)	—	—	(289)	(62,514)
At 31st December, 2002	1,539,190	2,766,591	347,865	2,063,207	3,516	89,783	6,810,152
Transfers	3,836,861	(3,836,861)	—	—	—	—	—
Additions	3,282	2,805,208	—	621,543	1,271	22,306	3,453,610
Disposals	—	—	(24,752)	(21,675)	(5)	(281)	(46,713)
At 31st December, 2003	5,379,333	1,734,938	323,113	2,663,075	4,782	111,808	10,217,049
Accumulated depreciation and impairment losses							
At 1st January, 2001	244,575	—	79,018	381,091	536	1,526	706,746
Charge for the year	87,274	—	62,219	176,352	403	6,193	332,441
Disposals	—	—	—	—	—	(405)	(405)
At 31st December, 2001	331,849	—	141,237	557,443	939	7,314	1,038,782
Charge for the year	89,367	—	51,156	232,935	472	10,011	383,941
Disposals	(13,998)	—	(6,560)	—	—	(184)	(20,742)
Impairment	59,279	—	—	—	—	—	59,279
At 31st December, 2002	466,497	—	185,833	790,378	1,411	17,141	1,461,260
Charge for the year	157,237	—	47,316	304,675	558	10,016	519,802
Disposals	—	—	(15,305)	(20,808)	(5)	(257)	(36,375)
At 31st December, 2003	623,734	—	217,844	1,074,245	1,964	26,900	1,944,687
Net book value							
At 31st December, 2001	1,186,899	1,330,371	220,350	1,168,826	2,336	71,977	3,980,759
At 31st December, 2002	1,072,693	2,766,591	162,032	1,272,829	2,105	72,642	5,348,892
At 31st December, 2003	4,755,599	1,734,938	105,269	1,588,830	2,818	84,908	8,272,362

(a) As at 31st December, 2003, the net book value of containers held under finance lease by the Group and the Company amounted to approximately RMB1,588,830,000 (2002: RMB1,271,962,000; 2001: RMB1,166,719,000).

(b) As at 31st December, 2003, the net book value of container vessels and vessels under construction of the Group and the Company pledged as securities for the long-term bank loans amounted to approximately RMB3,109,502,000 (2002: RMB2,086,854,000); 2001: RMB670,711,000) (Note 21).

(c) As at 31st December, 2003, the aggregate cost, accumulated depreciation and accumulated impairment losses of the leased assets, where the Group and the Company is the lessor, comprised vessels under chartering arrangements, amounted to RMB21,254,000 (2002: RMB162,463,000; 2001: RMB162,463,000), RMB9,807,000 (2002: RMB56,645,000; 2001: RMB47,890,000) and Nil (2002: RMB8,476,000; 2001: Nil) respectively.

(d) As at 31st December, 2003, the accumulated capitalised borrowing costs of the Group and the Company amounted to approximately RMB73,460,000 (2002: RMB164,291,000; 2001: RMB69,973,000) included in the carrying amounts of vessels under construction.

(e) As at 31st December, 2003, the accumulated impairment losses of the container vessels of the Group and the Company amounted to RMB59,279,000 (2002: RMB59,279,000; 2001: Nil). The impairment loss is included in the administrative and general expenses of the consolidated profit and loss account.

(f) During the year ended 31st December, 2003, the Group acquired fixed assets of RMB25,056,000 (2002: Nil; 2001: Nil) from certain fellow subsidiaries at their carrying value.

11 DEFERRED TAX ASSETS

Movements of deferred tax assets for the Group and the Company:

	The Group and the Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
At beginning of the year	47,340	61,991	74,010
Temporary differences arising from interest element of finance lease obligations	14,651	12,019	13,549
At end of the year	61,991	74,010	87,559

Deferred tax assets as at the 31st December, 2001, 2002 and 2003 represent deferred tax assets to be recovered after more than twelve months.

12 INVESTMENTS IN SUBSIDIARIES

	The Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Unlisted investments, at cost	5,900	42,500	121,586

A list of subsidiaries as at 31st December, 2003 is set out in Note 29(a).

13 INVESTMENTS IN ASSOCIATED COMPANIES

	The Group As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Share of net assets	60,214	61,778	46,343

	The Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Unlisted investments, at cost	49,492	44,608	29,214

Unlisted investments represented equity interests in the associated companies. On 20th October, 2003, the Company entered into agreements to dispose certain of its equity interests in associated companies to its ultimate holding company, China Shipping (Group) Company, at RMB15,924,000 resulting in losses totalling RMB1,663,000. Details of the remaining associated company as at 31st December, 2003 is set out in Note 29(b).

14 INVESTMENT SECURITIES

	The Group and the company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Unlisted investments, at cost	70,600	70,600	—

Unlisted investments represented equity interests in certain related companies. On 20th October, 2003, the Company entered into agreements to dispose all of these equity interests to its ultimate holding company, China Shipping (Group) Company, at their aggregate carrying value of RMB70,600,000.

15 TRADE AND NOTES RECEIVABLES

	The Group As at 31st December, 2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Trade receivables			
— Fellow subsidiaries	1,053,909	1,418,004	1,164,643
— Others	407,553	654,633	1,136,919
	1,461,462	2,072,637	2,301,562
Notes receivables	4,404	2,581	59,405
	1,465,866	2,075,218	2,360,967

The aging analysis of trade and notes receivables is as follows:

	The Group As at 31st December, 2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
1 to 3 months	1,389,773	1,423,384	2,133,924
4 to 6 months	66,585	608,351	298,628
7 to 9 months	49,761	51,198	43,045
10 to 12 months	2,651	80,775	12,613
1 to 2 years	333	10,523	1,228
	1,509,103	2,174,231	2,489,438
Less: provision for doubtful receivables	(43,237)	(99,013)	(128,471)
	1,465,866	2,075,218	2,360,967

	The Company		
	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Trade receivables			
— Subsidiaries	1,639	11,866	1,016,755
— Fellow subsidiaries	1,053,909	1,418,004	1,164,643
— Others	365,198	610,595	416,329
	1,420,746	2,040,465	2,597,727
Notes receivables	4,404	2,381	29,096
	1,425,150	2,042,846	2,626,823

The aging analysis of trade and notes receivables is as follows:

	The Company		
	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
1 to 3 months	1,347,131	1,389,453	2,395,613
4 to 6 months	66,585	608,351	298,628
7 to 9 months	49,761	51,198	43,045
10 to 12 months	2,651	80,775	12,613
1 to 2 years	333	10,523	1,228
	1,466,461	2,140,300	2,751,127
Less: provision for doubtful receivables	(41,311)	(97,454)	(124,304)
	1,425,150	2,042,846	2,626,823

Credit policy

Credit terms in the range between 30 to 50 days are granted to those customers with good payment history. Invoices to other customers are due for payment upon presentation.

16 BANK BALANCES AND CASH

	The Group		
	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Cash and bank deposits denominated in:			
— Renminbi	144,571	305,728	440,041
— United States dollars	226,963	292,516	998,099
— Others	19	27	46,324
	371,553	598,271	1,484,464
Less: Restricted bank balances denominated in Renminbi	—	(83,000)	—
	371,553	515,271	1,484,464

	The Company		
	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Cash and bank deposits denominated in:			
— Renminbi	138,063	286,039	203,365
— United States dollars	226,963	288,894	908,880
— Others	19	27	39,665
	365,045	574,960	1,151,910
Less: Restricted bank balances denominated in Renminbi	—	(83,000)	—
	365,045	491,960	1,151,910

Restricted bank balances are pledged as securities for short-term bank loans (Note 18). These pledged bank balances were placed in a bank account with the lending bank, bore interest at 1.88% per annum and was released upon full settlement of the short-term bank loans on 19th June, 2003.

17 TRADE AND NOTES PAYABLES

	The Group		
	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Trade payables			
— Fellow subsidiaries	427,856	310,804	200,591
— Others	592,980	422,477	766,964
	1,020,836	733,281	967,555
Notes payables	—	485,198	516,618
	1,020,836	1,218,479	1,484,173

The aging analysis of trade and notes payables is as follows:

	The Group		
	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
1 to 3 months	831,860	995,548	1,225,794
4 to 6 months	177,337	205,475	221,933
7 to 9 months	11,339	12,106	20,727
10 to 12 months	—	4,476	15,554
1 to 2 years	300	874	165
	1,020,836	1,218,479	1,484,173

	The Company		
	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Trade payables			
— Subsidiaries	4,787	19,663	529,837
— Fellow subsidiaries	427,856	310,804	169,668
— Others	550,080	367,144	391,082
	982,723	697,611	1,090,587
Notes payables	—	485,198	531,618
	982,723	1,182,809	1,622,205

The aging analysis of trade and notes payables is as follows:

	The Company As at 31st December, 2001	 2002	 2003
	RMB'000	*RMB'000*	*RMB'000*
1 to 3 months	793,747	959,878	1,363,826
4 to 6 months	177,337	205,475	221,933
7 to 9 months	11,339	12,106	20,727
10 to 12 months	—	4,476	15,554
1 to 2 years	300	874	165
	982,723	1,182,809	1,622,205

18 SHORT-TERM BANK LOANS

	The Group and the Company As at 31st December, 2001	 2002	 2003
	RMB'000	*RMB'000*	*RMB'000*
Secured *(note (i))*	—	82,800	—
Unsecured *(note (ii))*	1,315,080	1,505,780	1,389,720
	1,315,080	1,588,580	1,389,720

(i) As at 31st December, 2002, these short-term bank loans were secured by restricted bank deposits amounting to RMB83,000,000 (Note 16).

(ii) As at 31st December, 2001, 2002 and 2003, these unsecured short-term bank loans were guaranteed by China Shipping (Group) Company, the Company's ultimate holding company. The Company has obtained consents from respective banks to replace these guarantees provided by the Company upon listing of the Company's shares on the Main Board.

19 CAPITAL

	As at 31st December, 2001	2002	2003
	RMB'000	RMB'000	RMB'000
At beginning of the year	1,801,050	1,801,050	2,801,050
Capital injection	—	1,000,000	1,000,000
At end of the year	1,801,050	2,801,050	3,801,050

As at 18th December, 2002 and 14th October, 2003, China Shipping (Group) Company injected capital of RMB1,000,000,000 and RMB1,000,000,000 respectively. These increases in capital had been verified by BDO Zhong Hua Certified Public Accountants 上海眾華滬銀會計師事務所, certified public accountants registered in the PRC, and approved by Shanghai Administration Bureau for Industry and Commerce.

20 RESERVES

The Group

	Capital surplus	Statutory surplus reserve *(note (iv))*	Statutory public welfare fund *(note (v))*	Share issuance costs	Accumulated losses	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
As at 1st January, 2001	—	—	—	—	(669,097)	(669,097)
Loss for the year	—	—	—	—	(1,338,416)	(1,338,416)
Profit appropriation	—	245	169	—	(414)	—
As at 31st December, 2001	—	245	169	—	(2,007,927)	(2,007,513)
Dividend waived by a minority shareholder of a subsidiary *(note (i))*	3,038	—	—	—	—	3,038
Loss for the year	—	—	—	—	(597,087)	(597,087)
Profit appropriation	—	121	121	—	(242)	—
As at 31st December, 2002	3,038	366	290	—	(2,605,256)	(2,601,562)
Dividend waived by a minority shareholder of a subsidiary *(note (ii))*	212	—	—	—	—	212
Share issuance costs	—	—	—	(4,519)	—	(4,519)
Conversion of liability into capital surplus *(note (iii))*	1,048,636	—	—	—	—	1,048,636
Profit for the year	—	—	—	—	1,382,872	1,382,872
Profit appropriation	—	9,729	9,729	—	(19,458)	—
As at 31st December, 2003	1,051,886	10,095	10,019	(4,519)	(1,241,842)	(174,361)

	The Company			
	Capital surplus	Share issuance costs	Accumulated losses	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
As at 1st January, 2001	—	—	(674,262)	(674,262)
Loss for the year	—	—	(1,343,690)	(1,343,690)
As at 31st December, 2001	—	—	(2,017,952)	(2,017,952)
Loss for the year	—	—	(604,976)	(604,976)
As at 31st December, 2002	—	—	(2,622,928)	(2,622,928)
Share issuance cost	—	(4,519)	—	(4,519)
Conversion of liability into capital surplus *(note (iii))*	1,048,636	—	—	1,048,636
Profit for the year	—	—	1,101,253	1,101,253
As at 31st December, 2003	1,048,636	(4,519)	(1,521,675)	(477,558)

(i) During the year ended 31st December, 2002, China Shipping (Group) Company, being the ultimate holding company of the Company and the 50% shareholder of Shanghai Puhai Shipping Co., Ltd. ("Shanghai Puhai") (Note 29(a)), waived its right in the dividend declared by Shanghai Puhai of RMB3,038,000. Accordingly, the corresponding amount waived was transferred to capital surplus.

(ii) During the year ended 31st December, 2003, China Shipping Agency Co., Ltd., being the 10% minority shareholder of China Shipping Container Lines (Haikou) Co., Ltd. ("CS (Haikou)") (Note 29(a)), waived its right in the dividend declared by CS (Haikou) of RMB212,000. Accordingly, the corresponding amount waived was transferred to capital surplus.

(iii) On 30th October, 2003, the Company capitalised an amount of RMB1,048,636,000 due to China Shipping (Group) Company, the Company's ultimate holding company, as capital surplus.

(iv) In accordance with the PRC regulations and the Articles of Association of the companies within the Group, before distributing the net profit of each year, each of the companies registered in the PRC is required to set aside 10% of its statutory net profit for the year after offsetting any prior year's losses as determined under Accounting Standards for Business Enterprises and Accounting System for Business Enterprises of the PRC to the statutory surplus reserve fund. When the balance of such reserve reaches 50% of each company's share capital, any further appropriation is optional. The statutory surplus reserve fund can be utilised to offset prior years' losses or to issue bonus shares. However, such statutory surplus reserve fund must be maintained at a minimum of 25% of the entity's share capital after such issuance.

(v) Companies registered in the PRC within the Group are required to set aside 5% to 10% of their statutory net profit for the year as determined under Accounting Standards for Business Enterprises and Accounting System for Business Enterprises of the PRC to the statutory public welfare fund. The statutory public welfare fund is to be utilised to build or acquire capital items, for the entity's employees and cannot be used to pay off staff welfare expenses. Titles to these capital items remain with the entity.

21 LONG-TERM BANK LOANS

	The Group As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Secured			
— wholly repayable within five years	181,000	36,000	—
— not wholly repayable within five years	1,124,340	2,009,814	4,197,174
	1,305,340	2,045,814	4,197,174
Unsecured			
— wholly repayable within five years	—	—	—
— not wholly repayable within five years	—	—	423,113
	—	—	423,113
	1,305,340	2,045,814	4,620,287
Less: amount repayable within one year included in current liabilities	(145,000)	(26,000)	(387,515)
	1,160,340	2,019,814	4,232,772

	The Group As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Long-term bank loans			
Within one year	145,000	26,000	387,515
After one year but within two years	26,000	397,515	481,462
After two years but within five years	1,000,000	1,248,818	1,626,467
After five years	134,340	373,481	2,124,843
	1,305,340	2,045,814	4,620,287

	The Company As at 31st December, 2001	 2002	 2003
	RMB'000	*RMB'000*	*RMB'000*
Secured			
— wholly repayable within five years	181,000	36,000	—
— not wholly repayable within five years	1,124,340	2,009,814	4,197,174
	1,305,340	2,045,814	4,197,174
Less: amount repayable within one year included in current liabilities	(145,000)	(26,000)	(387,515)
	1,160,340	2,019,814	3,809,659

	The Company As at 31st December, 2001	 2002	 2003
	RMB'000	*RMB'000*	*RMB'000*
The bank loans are repayable as follows:			
Within one year	145,000	26,000	387,515
After one year but within two years	26,000	397,515	445,030
After two years but within five years	1,000,000	1,248,818	1,517,170
After five years	134,340	373,481	1,847,459
	1,305,340	2,045,814	4,197,174

As at 31st December, 2003, the Group's long-term bank loans which were secured by certain container vessels of the Group and the Company amounted to RMB3,109,502,000 (2002: RMB2,086,854,000; 2001: RMB670,711,000) (Note 10).

22 FINANCE LEASE OBLIGATIONS

	The Group and the Company As at 31st December, 2001		
	Minimum lease payment	Finance charges	Net present value of minimum lease payment
	RMB'000	*RMB'000*	*RMB'000*
Finance lease obligations			
No later than one year	395,716	217,688	178,028
Later than one year and not later than two years	395,716	189,069	206,647
Later than two years and not later than five years	1,026,062	328,939	697,123
Later than five years	343,398	54,936	288,462
	2,160,892	790,632	1,370,260
Less: no later than one year (current portion)	(395,716)	(217,688)	(178,028)
	1,765,176	572,944	1,192,232

	The Group and the Company As at 31st December, 2002		
	Minimum lease payment	Finance charges	Net present value of minimum lease payment
	RMB'000	*RMB'000*	*RMB'000*
Finance lease obligations			
No later than one year	459,335	221,182	238,153
Later than one year and not later than two years	459,443	184,113	275,330
Later than two years and not later than five years	1,016,663	275,790	740,873
Later than five years	302,292	44,724	257,568
	2,237,733	725,809	1,511,924
Less: no later than one year (current portion)	(459,335)	(221,182)	(238,153)
	1,778,398	504,627	1,273,771

	The Group and the Company As at 31st December, 2003		
	Minimum lease payment	Finance charges	Net present value of minimum lease payment
	RMB'000	*RMB'000*	*RMB'000*
Finance lease obligations			
No later than one year	565,075	230,843	334,232
Later than one year and not later than two years	564,787	178,453	386,334
Later than two years and not later than five years	1,029,970	259,714	770,256
Later than five years	418,396	55,058	363,338
	2,578,228	724,068	1,854,160
Less: no later than one year (current portion)	(565,075)	(230,843)	(334,232)
	2,013,153	493,225	1,519,928

The above finance lease obligations are related to containers leased from a fellow subsidiary. Interest is charged on the outstanding balances at 16% (2002: 16%; 2001: 18%) per annum.

23 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS

a. Reconciliation of profit/(loss) before taxation to cash (used in)/generated from operations:

	Year ended 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Profit/(loss) before taxation	(1,350,252)	(605,242)	1,406,918
Adjustment for:			
Depreciation	333,778	386,736	537,934
Share of results of associated companies	(7,072)	(4,128)	(8,620)
Loss on disposal of investment securities	—	—	1,663
Impairment loss of fixed assets	—	59,279	—
Interest expense	78,240	148,094	192,150
Interest income from bank deposits	(21,186)	(5,353)	(6,319)
Provision for doubtful receivables	3,307	55,776	68,811
Financial charge of finance lease obligations	220,779	236,755	258,767
Loss on disposal of fixed assets	219	8,660	895
Operating (loss)/profit before working capital changes	(742,187)	280,577	2,452,199
Decrease/(increase) in bunkers	47,732	(54,147)	(23,593)
Decrease/(increase) in trade and notes receivables	385,244	(665,128)	(354,560)
Decrease/(increase) in prepayments and other receivables	42,329	(245,567)	66,775
(Increase)/decrease in restricted bank deposits	—	(83,000)	83,000
(Decrease)/increase in trade and notes payables	(349,877)	197,643	265,694
(Decrease)/increase in accruals and other payables	(43,002)	29,148	231,793
Increase/(decrease) in amount due to ultimate holding company	280,633	101,216	(288)
Net cash (used in)/generated from operations	(379,128)	(439,258)	2,721,020

b. On 1st July, 2001, the Group acquired 50% equity interest in Shanghai Puhai Shipping Co., Ltd., from a related company for a cash consideration of RMB5,900,000 and Shanghai Puhai Shipping Co., Ltd. became a subsidiary of the Group (Note 29(a)). The acquisition is accounted for by acquisition accounting. Details of assets and liabilities acquired as follow.

	2001
	RMB'000
Assets/(liabilities) acquired:	
Fixed assets	21,782
Inventories	1,977
Trade and notes receivables	30,507
Prepayments and other receivables	15,179
Bank balances and cash	1,566
Trade payables	(24,424)
Accruals and other payables	(34,403)
Salary and welfare payables	(384)
Minority interests	(5,900)
	5,900
Satisfied by	
Cash	5,900

The subsidiary acquired contributed approximately RMB(7,728,999) (2002: RMB4,403,000; 2001: RMB(3,368,000)) to the Group's net operating cash flows, contributed approximately RMB2,830,000 (2002: RMB5,942,000; 2001: RMB11,800,000) in respect of the returns on investments and servicing of finance, paid RMB(12,531,000) (2002: RMB(7,613,000); 2001: RMB(2,487,000)) in respect of taxation and utilised approximately RMB(287,000) (2002: RMB(419,000); 2001: RMB(2,318,000)) for investing activities.

Net cash inflow in respect of the acquisition is analysed as follows:

	2001
	RMB'000
Cash consideration	5,900
Bank balances and cash in hand acquired	(1,566)
Net cash outflow in respect of acquisition of a subsidiary	4,334

c. **Significant non-cash transactions**

During the year ended 31st December, 2003, the Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the leases of RMB880,309,000 (2002: RMB573,695,000; 2001: RMB633,521,000).

As at 30th October, 2003, the amount due to the ultimate holding company, China Shipping (Group) Company, of RMB1,048,636,000 was capitalised as capital surplus.

d. **Analysis of changes in financing during the year**

	Share capital	Bank loans	Loan from ultimate holding company	Finance lease obligations	Minority interests
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
At 1st January, 2001	1,801,050	1,697,380	515,000	1,086,874	—
Inception of finance lease obligations	—	—	—	633,521	—
Minority interests' share of profits	—	—	—	—	885
Addition from acquisition of subsidiary	—	—	—	—	4,732
Cash inflow/(outflow) from financing	—	923,040	465,000	(350,135)	—
At 31st December, 2001	1,801,050	2,620,420	980,000	1,370,260	5,617
Inception of finance lease obligations	—	—	—	573,695	—
Minority interests' share of profit	—	—	—	—	2,041
Conversion of liabilities into capital surplus	—	—	—	—	3,038
Cash inflow/(outflow) from financing	1,000,000	1,013,974	655,000	(432,031)	3,598
At 31st December, 2002	2,801,050	3,634,394	1,635,000	1,511,924	14,294
Inception of finance lease obligations	—	—	—	880,309	—
Minority interests' share of profit	—	—	—	—	14,473
Conversion of liabilities into capital surplus	—	—	(670,000)	—	—
Cash inflow/(outflow) from financing	1,000,000	2,375,613	(890,466)	(538,073)	12,776
At 31st December, 2003	3,801,050	6,010,007	74,534	1,854,160	41,543

24 COMMITMENTS

a. Capital commitments

As at 31st December, 2001, 2002 and 2003, the Group and the Company had the following significant capital commitments which were not provided for in the balance sheets:

	The Group		
	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Contracted but not provided for:			
— Vessels under construction	4,082,397	3,438,851	6,373,195

	The Company		
	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Contracted but not provided for:			
— Vessels under construction	4,082,397	2,743,798	5,063,888

b. Purchase commitments

As at 31st December, 2001, 2002 and 2003, the Group and the Company had the following significant purchase commitments of bunkers which were not provided for in the balance sheets:

	The Group and the Company		
	As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Contracted but not provided for:			
— Purchase of bunkers	7,475	—	805,375

c. **Lease commitments**

As at 31st December, 2001, 2002 and 2003, the Group and the Company had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	The Group As at 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Land and buildings:			
— Within one year	6,259	11,046	11,294
— After one year but within five years	23,187	32,062	27,239
	29,446	43,108	38,533
Vessels chartered-in and containers under operating leases:			
— Within one year	2,010,305	2,509,931	2,942,707
— After one year but within five years	2,421,305	6,803,123	8,835,086
	4,431,610	9,313,054	11,777,793
	4,461,056	9,356,162	11,816,326

	The Company As at 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Land and buildings:			
— Within one year	5,675	5,675	5,675
— After one year but within five years	22,701	22,701	22,701
	28,376	28,376	28,376
Vessels chartered-in and containers under operating leases:			
— Within one year	2,010,305	2,509,931	2,385,698
— After one year but within five years	2,421,305	6,803,123	5,904,629
	4,431,610	9,313,054	8,290,327
	4,459,986	9,341,430	8,318,703

25 FUTURE OPERATING LEASE ARRANGEMENTS

As at 31st December, 2001, 2002 and 2003, the Group and the Company had future aggregate minimum lease receipts under non-cancellable operating leases as follows:

	The Group As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Vessels chartered-out under operating leases:			
— Within one year	57,397	32,223	10,094
— After one year but within five years	29,511	3,675	7,467
	86,908	35,898	17,561

	The Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Vessels chartered-out under operating leases:			
— Within one year	56,447	32,223	9,144
— After one year but within five years	25,473	3,675	—
	81,920	35,898	9,144

26 BANKING FACILITIES

The Group and the Company had aggregate banking facilities as follows:

	The Group and the Company As at 31st December,		
	2001	2002	2003
	RMB'000	*RMB'000*	*RMB'000*
Bank facilities	—	1,332,460	3,483,100
Amount utilised	—	(520,464)	(1,379,784)
	—	811,996	2,103,316

Details of terms of bank facilities have been set out in Notes 18, 21 and 22.

27 CONTINGENT LIABILITIES

As at 31st December, 2003, the Group and the Company have no significant contingent liabilities.

28 SIGNIFICANT RELATED PARTY TRANSACTIONS

Parties are considered to be related if the Group has the ability, directly or indirectly, to control the parties or exercise significant influence over the parties in making financial and operating decision, or vice versa, or where the Group and the parties are subject to common control or common significant influence.

(a) During the Relevant Periods, for the purpose of this report, the directors are of the view that the following companies are related parties of the Group:

Name	Relationship with the Group
China Shipping (Group) Company	Ultimate holding company
Rich Shipping Co., Ltd.	Fellow subsidiary
Shanghai Maritime Transport (Group) Company	Fellow subsidiary
Guangzhou Maritime Transport (Group) Co., Ltd	Fellow subsidiary
Dalian Maritime Transport (Group) Co., Ltd.	Fellow subsidiary
China Shipping Development Co., Ltd.	Fellow subsidiary
China Shipping Passenger Liner Co., Ltd.	Fellow subsidiary
China Shipping (Hainan) Haisheng Shipping & Enterprises Co., Ltd.	Fellow subsidiary
Shanghai Inchon International Ferry Co., Ltd.	Fellow subsidiary
China Shipping Terminal Development Co. Ltd.	Fellow subsidiary
China Shipping Logistics Co., Ltd.	Fellow subsidiary
China Shipping Agency Co., Ltd.	Fellow subsidiary
China Shipping Air Cargo Co. Ltd.	Fellow subsidiary
China Shipping Industry Co., Ltd.	Fellow subsidiary
China Shipping Investment Co., Ltd.	Fellow subsidiary
China Shipping International Trading Co., Ltd.	Fellow subsidiary
China Shipping Telecommunications Co., Ltd.	Fellow subsidiary
Dong Fang International Investment Limited	Fellow subsidiary
China Shipping Regional Holdings Pte Ltd.	Fellow subsidiary
China Shipping Agency (Australia) Co., Ltd.	Fellow subsidiary
China Shipping Japan Co., Ltd.	Fellow subsidiary
China Shipping Agency (Korea) Co., Ltd.	Fellow subsidiary
China Shipping (Europe) Holding GmbH	Fellow subsidiary
China Shipping Supplies Co., Ltd.	Fellow subsidiary
Universal Shipping Co. Ltd.	Fellow subsidiary
China Shipping (Hong Kong) Holdings Co., Ltd.	Fellow subsidiary
China Shipping (North America) Holding Co., Ltd.	Fellow subsidiary
West Basin Container Terminals LLC.	Related company

Other than those disclosed in Notes 5, 13, 14, 18(ii), 20, 22, the Group had the following transactions and balances with related parties, which in the opinion of the Directors, were carried out on normal commercial terms in the ordinary course of the Group's business.

(b) **Transactions with related parties**

During the Relevant Periods, the Group had the following significant transaction with related parties:

	Year ended 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Revenue:			
Bareboat charter services	8,950	—	—
Information technology services	9,957	15,291	10,380
Lease of containers	11,054	2,210	2,790
Liner services	568,000	1,036,077	1,306,542
Expense:			
Interest expenses	24,215	88,122	80,137
Agency management services	5,701	7,847	464
Interest element of finance lease obligations in connection with lease of containers	220,779	236,755	258,767
Lease of chassis	8,636	11,494	15,922
Lease of properties	7,160	7,204	12,337
Cargo and liner agency services	389,021	516,248	291,979
Container management services	232,671	256,213	507,108
Time charter services	42,476	173,517	331,704
Bareboat charter services	95,862	82,094	74,894
Ship repair services	56,948	30,702	29,061
Supply of fresh water, vessel fuel, lubricants, spare parts and other materials	143,409	244,141	252,127
Depot services	27,638	22,397	21,092
Information technology services	14,242	15,553	22,670
Provision of motor vehicles	475	281	433
Provision of crew members	72,689	60,941	59,860
Loading and unloading services	29,266	30,818	579,492
Sub-route services	110,965	130,607	38,796
Ground container transport costs	296	376	36,180

In the opinions of Directors, the above transactions with related parties were conducted in the ordinary course of business at normal commercial terms.

The directors confirm that each of the above transaction will be continued after listing of the Company's shares on the Main Board. The Company has entered into various agreements with the respective related parties to continue the above transactions in the future.

(c) **Balances with related parties**

	As at 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Balances with fellow subsidiaries			
Trade receivables *(note (i))*	1,053,909	1,418,004	1,164,643
Trade payables *(note (i))*	(427,856)	(310,804)	(200,591)
Finance lease obligations *(note (ii))*	(1,370,260)	(1,511,924)	(1,854,160)
	(744,207)	(404,724)	(890,108)

	As at 31st December,		
	2001	**2002**	**2003**
	RMB'000	*RMB'000*	*RMB'000*
Amount due to ultimate holding company *(note (iii))*			
Loan from ultimate holding company	(980,000)	(1,635,000)	(74,534)
Other liabilities due to ultimate holding company	(280,633)	(381,849)	(2,925)
	(1,260,633)	(2,016,849)	(77,459)

(i) These balances arose from the ordinary course of the Group's business and are unsecured, interest free and settle in accordance with the normal industry practice.

(ii) The Group has entered into finance lease arrangements to lease containers from its fellow subsidiaries. These balances carries interest at rates agreed between both parties and repayment in accordance with the relevant lease agreement.

(iii) The loan from the ultimate holding company is unsecured, carry interest at 3.50% (2002: 5.04% to 5.49%; 2001: 5.27% to 5.94%) per annum and is fully repayable within one year from the date of advance.

Other liabilities represent advances from the ultimate holding company for working capital purpose. This balance is unsecured and interest free.

The Directors confirm that these balances will be fully settled prior to listing of the Company's shares on the Main Board.

29 PARTICULARS OF SUBSIDIARIES AND ASSOCIATED COMPANIES

(a) Subsidiaries

As at the date of this report, the Company has direct and indirect interests in the following subsidiaries:

Name	Date of incorporation/ establishment	Type of legal entity	Issued/ registered and fully paid up share capital	Attributable equity interest		Principal activities
				Directly held	*Indirectly held*	
Established and operate in the PRC						
China Shipping Container Lines Dalian Co., Ltd.	5th January, 2003	Limited liability company	RMB10,000,000	90%	—	Cargo and liner agency
China Shipping Container Lines Guangzhou Co., Ltd.	26th January, 2003	Limited liability company	RMB10,000,000	90%	—	Cargo and liner agency
China Shipping Container Lines Hainan Company Limited*	14th January, 2003	Limited liability company	RMB10,000,000	40%	—	Cargo and liner agency
China Shipping Container Lines Qingdao Company Limited	13th January, 2003	Limited liability company	RMB10,000,000	90%	—	Cargo and liner agency
China Shipping Container Lines Shanghai Co., Ltd.	13th January, 2003	Limited liability company	RMB15,000,000	90%	—	Cargo and liner agency
China Shipping Container Lines Shenzhen Co., Ltd.	15th January, 2003	Limited liability company	RMB10,000,000	90%	—	Cargo and liner agency
China Shipping Container Lines Tianjin Company Limited	3rd January, 2003	Limited liability company	RMB10,000,000	90%	—	Cargo and liner agency
China Shipping Container Lines Xiamen Co., Ltd.	6th January, 2003	Limited liability company	RMB10,000,000	90%	—	Cargo and liner agency

Name	Date of incorporation/ establishment	Type of legal entity	Issued/ registered and fully paid up share capital	Attributable equity interest *Directly held*	*Indirectly held*	Principal activities
China Shipping Container Lines (Yangpu) Co., Ltd.	5th December, 2002	Limited liability company	RMB38,000,000	90%	4%	Domestic containers shipping cargo sales, slot booking, container transportation centre, transhipment, depot construction, repair leasing, sale and purchasing containers, leasing, sales and purchase of vessels and container related business
China Shipping (Yangpu) Refrigeration Storage & Transportation Co., Ltd.*	13th December, 2001	Limited liability company	RMB6,000,000	40%	—	Transportation, placement and storage of containers, refrigeration, warehousing and storage business, the examination and repair of containers and chassis, leasing, import and export, and supply of equipment and external technology consulting, the importations of generators used for refrigerated containers

Name	Date of incorporation/ establishment	Type of legal entity	Issued/ registered and fully paid up share capital	Attributable equity interest		Principal activities
				Directly held	*Indirectly held*	
Shanghai Puhai Shipping Co., Ltd.* *(note 30(ii))*	19th November, 1992	Limited liability company	RMB11,800,000	50%	—	International container shipping, transportation of goods (including containers) between ports along with the mainland domestic coast and Chang Jiang (Yangtze) River, construction, repair, leasing and sales of containers, vessel leases and sales, crew labour services and training and other shipping services, cargo agency for water transportation and shipping agency services
China Shipping Container Lines (Fuzhou) Co., Ltd.	20th May, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
China Shipping Container Lines (Haikou) Co., Ltd.*	5th November, 2003	Limited liability company	RMB3,000,000	—	36%	Cargo and liner agency
China Shipping Container Lines (Jiangsu) Co., Ltd.	19th September, 2003	Limited liability company	RMB6,500,000	45%	49.5%	Transportation
China Shipping Container Lines Lianyungang Co., Ltd.	12th March, 2003	Limited liability company	RMB5,000,000	10%	81%	Cargo and liner agency
China Shipping Container Lines (Qinhuangdao) Co., Ltd.	6th May, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
China Shipping Container Lines (Rizhao) Co., Ltd.	18th July, 2003	Limited liability company	RMB500,000	—	90.1%	Cargo and liner agency

Name	Date of incorporation/ establishment	Type of legal entity	Issued/ registered and fully paid up share capital	Attributable equity interest		Principal activities
				Directly held	*Indirectly held*	
China Shipping Container Lines (Zhejiang) Co., Ltd.	18th June, 2003	Limited liability company	RMB7,000,000	45%	49.5%	Cargo and liner agency
Dandong China Shipping Container Lines Co., Ltd.	18th April, 2003	Limited liability company	RMB500,000	—	90.01%	Cargo and liner agency
Dongguan China Shipping Container Lines Co., Ltd.	14th May, 2004	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Fangchenggang China Shipping Container Lines Co., Ltd.	6th May, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Jiangmen China Shipping Container Lines Co., Ltd.	21st August, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Jinzhou China Shipping Container Lines Co., Ltd.	18th March, 2003	Limited liability company	RMB500,000	—	90.1%	Cargo and liner agency
Quanzhou China Shipping Container Lines Co., Ltd.	2nd September, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Shantou China Shipping Container Lines Co., Ltd.	18th April, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Yingkou China Shipping Container Lines Co., Ltd.	9th January, 2003	Limited liability company	RMB1,000,000	10%	81%	Cargo and liner agency
Zhanjiang China Shipping Container Lines Co., Ltd.	23rd May, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Zhongshan China Shipping Container Lines Co., Ltd.	15th May, 2003	Limited liability company	RMB500,000	10%	81%	Cargo and liner agency
Incorporated and operate in Hong Kong						
China Shipping Container Lines (Hong Kong) Co., Ltd.	3rd July, 2002	Limited liability company	HK$ 1,000,000	100%	—	Liner agency

Name	Date of incorporation/ establishment	Type of legal entity	Issued/ registered and fully paid up share capital	Attributable equity interest Directly held	Attributable equity interest Indirectly held	Principal activities
Incorporated in the British Virgin Islands						
China Shipping Container Lines (Asia) Co., Ltd.	28th October, 2002	Limited liability company	US$50,000	100%	—	Sale, purchase and lease of vessels
Intercontinental Computer Co., Ltd.	8th April, 2003	Limited liability company	US$50,000	—	100%	Development of information technology systems and provision of information technology services
Yangshan A Shipping Company Limited	23rd December, 2003	Limited liability company	US$50,000	—	100%	Owning of vessel
Yangshan B Shipping Company Limited	23rd December, 2003	Limited liability company	US$50,000	—	100%	Owning of vessel
Incorporated in the Republic of Cyprus						
Arisa Navigation Company Limited	18th June, 2002	Limited liability company	CYP1,000	100%	—	Owning of vessel

* According to respective Memorandum and Articles of Association, the Company has the power to appoint more than half of the total number of directors of these companies. These companies are therefore accounted for as subsidiaries.

(b) **Associated company**

As of 31st December, 2003, the Group had direct equity interests in the following associated company:

Name	Date of establishment	Type of legal entity	Place of operation	Registered capital	Attributable equity interest	Principal activities
Established in the PRC						
Shanghai HaiXin YuanCang International Logistics Co., Ltd.	18th May, 1995	Limited liability company	PRC	US$11,600,000	40%	Cargo and liner agency

All subsidiaries and associated company are private companies, or if incorporated or established outside Hong Kong, have substantially the same characteristics as a Hong Kong incorporated private company.

The English names of certain subsidiaries and the associated company referred to in these accounts represent management's best efforts at translating the Chinese names of these companies as no English names have been registered.

30 SUBSEQUENT EVENTS

(i) Pursuant to the Reorganisation, the Company was transformed into a joint stock limited company on 3rd March, 2004 by converting its registered capital and reserves as at 31st October, 2003 into 3,830,000,000 shares of RMB1 each.

(ii) On 10th May, 2004, the Company, China Shipping Logistics Co., Ltd., China Shipping Agency Co., Ltd., China Shipping Industry Co., Ltd. and Shanghai Puhai entered into an agreement under which, conditional upon listing of the Company on the Main Board being obtained, the Company has agreed to inject an additional RMB500,000,000 capital and the remaining companies have agreed to inject additional amounts in aggregate of RMB50,300,000 capital into Shanghai Puhai. Upon completion of capital injection, the Company's equity interest in Shanghai Puhai will increase to approximately 90%.

(iii) Subsequent to 31st December, 2003, the directors of the Company resolved to distribute the statutory net profit of the Company for the period from 1st November, 2003 to 2nd March, 2004 to China Shipping (Group) Company. The directors of the Company estimate that this distribution will be amounted to approximately RMB511,964,000.

(iv) Subsequent to 31st December, 2003, the Group acquired certain properties for office premise and investment purposes from third parties amounting to approximately RMB106,881,000.

(v) On 6th April, 2004, two subsidiaries of the Group have entered into a loan agreement with a consortium of lenders for long-term loan facilities totalling US$105 million for construction of two container vessels. These loan facilities are secured against the relevant container vessels and the shares of these subsidiaries. Pursuant to the loan agreement, the charterhire receivables of these vessels are assigned to the lenders and the charterhire receivables are required to be deposited in special accounts charged in favour of the lenders. As at the date of this report, the Group has drawn down US$88.22 million.

In April 2004, another subsidiary of the Group also entered into a loan agreement with a bank for a secured short-term loan of US$125 million, which is secured against deposits given by China Shipping (Group) Company. On 30th April, 2004, the Group drew down the full amount of this secured short-term loan facility. The Group will apply part of the net proceeds from the listing to fully repay this secured short-term loan and the pledged deposits given by China Shipping (Group) Company will be released accordingly.

31 ULTIMATE HOLDING COMPANY

The Directors regard China Shipping (Group) Company, a state-owned enterprise established in the PRC as being the ultimate holding company of the Group.

III SUBSEQUENT ACCOUNTS

No audited accounts have been prepared by the Company or any of the companies now comprising the Group in respect of any period subsequent to 31st December, 2003. In addition, no dividend has been declared, made or paid by the Company or any of the companies now comprising the Group in respect of any period subsequent to 31st December, 2003.

Yours faithfully,
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

The information set out in this appendix does not form part of the Accountants' Report prepared by PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, the reporting accountants of the Company, as set out in appendix I to the prospectus, and is included herein for information only.

The unaudited pro forma financial information should be read in conjunction with the section headed "Financial Information" of the prospectus and the accountants' report of the Group set out in appendix I to the prospectus.

A UNAUDITED PRO FORMA ADJUSTED NET TANGIBLE ASSETS

The following statement of unaudited pro forma adjusted net tangible assets of the Group as at 31st December, 2003 comprises the historical audited consolidated net tangible assets of the Group as at 31st December, 2003, as shown in the accountants' report, the text of which is set out in appendix I to this prospectus and the adjustments described below.

The unaudited pro forma adjusted net tangible assets has been prepared to show the effect on the audited net tangible assets of the Group as at 31st December, 2003 as if the Share Offer had occurred on 31st December, 2003.

The unaudited pro forma adjusted net tangible assets of the Group has been prepared for illustrative purposes only and, because of its nature, it may not give a true picture of the financial position of the Group.

	Audited consolidated net tangible assets of the Group as at 31st December, 2003 (Note 1)	Estimated net proceeds from the Share Offer (Note 2)	Profit Appropriation to China Shipping (Note 3)	Unaudited pro forma adjusted net tangible assets	Unaudited pro forma adjusted net tangible assets per Share (Note 4)
Based on an Offer Price of HK$3.175 per Share in RMB'000	3,626,689	7,145,884	(511,964)	10,260,609	RMB1.70
in HK$'000	3,421,405	6,741,400	(482,985)	9,679,820	HK$1.61
Based on an Offer Price of HK$4.175 per Share in RMB'000	3,626,689	9,419,266	(511,964)	12,533,991	RMB2.08
in HK$'000	3,421,405	8,886,100	(482,985)	11,824,520	HK$1.96

Notes:

(1) The audited consolidated net tangible assets of the Group, denominated in RMB as at 31st December, 2003 is extracted from the accountants' report set out in appendix I to the prospectus.

(2) The estimated net proceeds from the Share Offer are based on the Offer Price of HK$3.175 and HK$4.175 per H Share respectively and takes no account of any H Shares which may be issued pursuant to the Over-allotment Option. If the Over-allotment Option is exercised in full, the estimated net proceeds of the Share Offer will be about HK$7.8 billion and HK$10.2 billion respectively.

(3) In accordance with the "Provisional Regulation relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment", which was issued by the Ministry of Finance and became effective from 27th August, 2002, the Company is required to distribute to China Shipping the Company's net profit for the period from 1st November, 2003 (being the first day after the date of the valuation of the assets of the Company) to 2nd March, 2004 (being the day immediately prior to the conversion of the Company into a joint stock limited company) determined in accordance with PRC GAAP, payable out of the Company's internal resources and/or cash generated from the Company's operating activities (the "Profit Appropriation"). Holders of the H Shares will not be entitled to participate in the distribution arising from the Profit Appropriation.

The Profit Appropriation is based on the unaudited accounts of the Company prepared under Accounting Standards for Business Enterprises and Accounting System for Business Enterprises of the PRC.

(4) The unaudited pro forma adjusted net tangible assets per Share is arrived at after the adjustments referred to in the preceding paragraphs and on the basis that 6,030,000,000 Shares are in issue and that the Over-allotment Option is not exercised.

B UNAUDITED PRO FORMA FULLY DILUTED FORECAST EARNINGS PER SHARE

The following unaudited pro forma fully diluted forecast earnings per Share has been prepared on the basis of the notes set out below for the purpose of illustrating the effect of the Share Offer as if it had taken place on 1st January, 2004. This unaudited pro forma fully diluted forecast earnings per share has been prepared for illustrative purposes only and because of its nature, it may not give a true picture of the financial results of the Group following the Share Offer.

Forecast consolidated profit after taxation and minority interests but before extraordinary items for the year ending 31st December, 2004 *(note 1)*	not less than RMB3,126 million (about HK$2,949 million)
Pro forma forecast earnings per Share — fully diluted *(note 2)*	RMB0.52 (about HK$0.49)

Notes:

(1) The forecast consolidated profit after taxation and minority interests but before extraordinary items for the year ending 31st December, 2004 is extracted from the section headed "Financial information — profit forecast" in the prospectus. The bases and assumptions on which the above profit forecast for the year ending 31st December, 2004 has been prepared are summarised in appendix III to this prospectus.

The forecast of the consolidated profit after tax and minority interests but before extraordinary items of the Group for the year ending 31st December, 2004 prepared by the Directors is based on the unaudited consolidated management accounts for the three months ended 31st March, 2004 and a forecast of the consolidated results of the Group for the remaining nine months ending 31st December, 2004. The Directors are not aware of any extraordinary items which have arisen or are likely to arise during the year ending 31st December, 2004. The forecast has been prepared on the basis of the accounting policies consistent in all material aspects with those currently adopted by the Group as summarised in the accountants' report, the text of which is set out in appendix I to the prospectus.

(2) The calculation of the unaudited pro forma forecast earnings per Share on a fully diluted basis is based on the forecast consolidated profit after tax and minority interests but before extraordinary items of the Group for the year ending 31st December, 2004 and a total of 6,030,000,000 Shares (comprising 3,610,000,000 Domestic Shares and 2,420,000,000 H Shares) in issue during the entire year. The calculation of the unaudited pro forma fully diluted forecast earnings per Share takes no account of any H Shares which may be issued upon the exercise of the Over-allotment Option.

C LETTER FROM THE REPORTING ACCOUNTANTS ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION RELATING TO THE ADJUSTED NET TANGIBLE ASSETS AND FULLY DILUTED EARNINGS PER SHARE

The following is the text of a report received from the reporting accountants, PricewaterhouseCoopers, Certified Public Accountants, Hong Kong for the purpose of incorporation in this prospectus. As there is no specific guidance on the reporting on pro forma financial information under the Auditing Guidelines issued by the Hong Kong Society of Accountants, this report is prepared with reference to the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong

4th June, 2004

The Directors
China Shipping Container Lines Co., Ltd.

Dear Sirs,

We report on the unaudited pro forma financial information of China Shipping Container Lines Co., Ltd. (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") set out on pages 342 to 344 under the headings of "Unaudited pro forma adjusted net tangible assets" and "Unaudited pro forma fully diluted forecast earnings per share" in appendix II to the Company's prospectus dated 4th June, 2004 in connection with the placing and public offer of the shares of the Company on the Main Board of The Stock Exchange of Hong Kong Limited. The unaudited pro forma financial information has been prepared by the directors of the Company, for illustrative purposes only, to provide information about how the placing and public offer might have affected the relevant financial information of the Group.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the unaudited pro forma financial information in accordance with paragraph 21 of appendix 1A and paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

It is our responsibility to form an opinion, as required by paragraph 4.29 of the Listing Rules, on the unaudited pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work with reference to the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom, where applicable. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the unaudited pro forma financial information with the directors of the Company.

Our work does not constitute an audit or review in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants, and accordingly, we do not express any such assurance on the unaudited pro forma financial information.

The unaudited pro forma financial information has been prepared on the bases set out on pages 342 to 344 for illustrative purposes only and, because of its nature, it may not be indicative of:

- the financial position of the Group at any future dates; or
- the earnings per share of the Group for any future periods.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

(a) the unaudited pro forma financial information has been properly compiled by the directors of the Company on the basis stated;

(b) such basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purposes of the unaudited pro forma financial information as disclosed pursuant to paragraph 4.29 of the Listing Rules.

Yours faithfully,
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

The forecast of the consolidated profit after tax and minority interests but before extraordinary items of the Group for the year ending 31st December, 2004 is set out in the section headed "Financial information — Profit forecast" in this prospectus.

1. Bases and assumptions

The forecast of the consolidated profit after tax and minority interests but before extraordinary items of the Group for the year ending 31st December, 2004 prepared by the Directors is based on the unaudited consolidated management accounts of the Group for the three months ended 31st March, 2004 and a forecast of the results of the Group for the remaining nine months ending 31st December, 2004. The Directors are not aware of any extraordinary items which have arisen or are likely to arise during the year ending 31st December, 2004. The forecast has been prepared on the basis of the accounting policies consistent in all material aspects with those currently adopted by the Group as summarised in the accountants' report, the text of which is set out in appendix I to the prospectus and is based on the following principal assumptions:

1. There will be no material changes in the existing laws or regulations, government policies or political, legal (including changes in legislation or regulations or rules), fiscal or economic conditions in the PRC, Hong Kong, the U.S., Europe or any of the countries applicable to the business activities of the Group.

2. There will be no material changes in the inflation, interest rates or exchange rate in the PRC, Hong Kong, the U.S., Europe and any countries applicable to the business activities of the Group from those prevailing as at the date of the prospectus.

3. There will be no material changes in the bases or rates of taxation or duties in the PRC, Hong Kong, the U.S., Europe and any countries applicable to the business activities of the Group.

4. The transported volume of the Group and freight rates charged by the Group will not be adversely affected by the acts of wars, hostilities, epidemic and/or terrorism.

5. There will be no material adverse changes in world trade which would harm the container shipping industry.

6. There will be no material changes in the Group's operations.

7. There will be no interruption of operations that will adversely affect the Group as a result of a shortage in supply of container vessels, containers and fuels or any other circumstances such as natural disasters which are beyond the Management's control.

8. There will not be significant delay in the delivery of vessels from their contracted delivery dates.

9. There will be no significant changes to the foreign exchange system, which will adversely affect the Group's cash flow and fund remittance.

10. There will not be any significant changes to the current industry practice of charging freight rates and other related charges.

11. The Group is able to obtain services from third party at prevailing market prices (oil, fuel, port, container rental, chartering of vessels, crew members, etc.)

2. Letters

Set out below are texts of the letters, prepared for inclusion in this prospectus, received by the Directors from the Company's auditors and reporting accountants, PricewaterhouseCoopers, and from the sponsor, BNP Paribas Peregrine Capital Limited, in connection with the forecast of the consolidated profit after taxation and minority interests but before extraordinary items of the Group for the year ending 31st December, 2004 respectively.

(i) *Letter from the auditors and Reporting Accountants*

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong

4th June, 2004

The Directors
China Shipping Container Lines Co., Ltd.
BNP Paribas Peregrine Capital Limited

Dear Sirs,

We have reviewed the calculations and accounting policies adopted in arriving at the forecast of the consolidated profit after taxation and minority interests but before extraordinary items of China Shipping Container Lines Co., Ltd. (the "Company") and its subsidiaries (hereinafter collectively referred to in this letter as the "Group") for the year ending 31st December, 2004 (the "Forecast") as set out in the subsection headed "Profit forecast" in the section headed "Financial information" in the prospectus of the Company dated 4th June, 2004 (the "Prospectus").

We conducted our work in accordance with the Auditing Guideline 3.341 on "Accountants' report on profit forecasts" issued by the Hong Kong Society of Accountants.

The Forecast, for which the directors of the Company are solely responsible, has been prepared by them based on the unaudited consolidated management accounts for the three months ended 31st March, 2004 and a forecast of the consolidated results of the Group for the remaining nine months ending 31st December, 2004.

In our opinion, the Forecast, so far as the calculations and accounting policies are concerned, has been properly compiled in accordance with the bases and assumptions made by the directors of the Company as set out in Part 1 of appendix III to the Prospectus, and is presented on a basis consistent in all material respects with the accounting policies presently adopted by the Group as set out in our accountants' report dated 4th June, 2004, the text of which is set out in appendix I to the Prospectus.

Yours faithfully,
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

(ii) *Letter from the Sponsor*

BNP PARIBAS PEREGRINE

4th June, 2004

The Directors
China Shipping Container Lines Company Limited
27th Floor
450 Fushan Road
Pudong New District
Shanghai
The PRC

Dear Sirs,

We refer to the forecast of the consolidated profit after tax and minority interests but before extraordinary items of China Shipping Container Lines Company Limited (the "Company") and its subsidiaries (together the "Group") for the year ending 31st December, 2004 (the "Forecast") as set out in the prospectus of the Company dated 4th June, 2004.

The Forecast, for which the Directors of the Company are solely responsible, has been prepared by the Directors based on the unaudited consolidated management accounts for the three months ended 31st March, 2004 and a forecast of the consolidated results of the Group for the remaining nine months ending 31st December, 2004 on the basis that the current Group structure had been in existence throughout the whole financial year ending 31st December, 2004.

We have discussed with you the bases and assumptions upon which the Forecast has been made. We have also considered the letter dated 4th June, 2004 addressed to you and us from PricewaterhouseCoopers regarding the accounting policies and calculations upon which the Forecast has been made.

On the basis of the foregoing and on the bases and assumptions made by you and the accounting policies and calculations reviewed by PricewaterhouseCoopers, we have formed the opinion that the Forecast, for which you as directors are solely responsible, has been made after due and careful enquiry.

Yours faithfully,
For and on behalf of
BNP Paribas Peregrine Capital Limited
Gilbert Wong
Managing Director

The following is the text of a letter, summary of values and valuation certificates, prepared for the purpose of incorporation in this prospectus received from Sallmanns (Far East) Limited, an independent valuer, in connection with its valuation as at 31st March, 2004 of the property interests of the Group.

Sallmanns 西門

Corporate valuation and consultancy
www.sallmanns.com

22nd Floor, Siu On Center
188 Lockhart Road
Wan Chai, Hong Kong
Tel: (852) 2169 6000
Fax: (852) 2528 5079

4th June, 2004

The Directors
China Shipping Container Lines Company Limited
27th Floor
450 Fushan Road
Pudong New District
Shanghai
The People's Republic of China

Dear Sirs,

In accordance with your instructions to value the properties in which China Shipping Container Lines Company Limited (hereinafter referred to as the "Company") and its subsidiaries (hereinafter together referred to as the "Group") have interests in the People's Republic of China (the "PRC") and Hong Kong, we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the values of the relevant property interests as at 31st March, 2004.

Our valuations of the property interests represent the open market values which we would define as intended to mean "an opinion of the best price at which the sale of an interest in properties would have been completed unconditionally for cash consideration on the date of valuation, assuming:

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the properties and the state of the market) for the proper marketing of the interest, for the agreement of the price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

Our valuations have been made on the assumption that the seller sells the property interests on the open market without the benefit of a deferred term contract, leaseback, joint venture, management agreement or any similar arrangement, which could serve to affect the values of the property interests.

No allowance has been made in our report for any charges, mortgages or amounts owing on any of the property interests valued nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property interests are free from encumbrances, restrictions and outgoings of an onerous nature, which could affect their values.

We have valued the property interests by direct comparison approach assuming sale of the property interests in their existing state with the benefit of immediate vacant possession and by making reference to comparable sale transactions as available in the relevant market.

The property interests in Group II and III, which are rented by the Group, have been attributed no commercial value due mainly to the short term nature or the prohibition against assignment or sub-letting or otherwise due to the lack of substantial profit rents.

In our valuations, we have complied with all the requirements contained in Practice Note 12 to the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited. We have also complied with all the requirements contained in the Hong Kong Guidance Notes on the Valuation of Property Assets (2nd Edition) published by the Hong Kong Institute of Surveyors in March 2000.

The Group leases 49 properties with an aggregate gross floor area of approximately 18,000 sq.m. and a parcel of land with a site area of approximately 25,000 sq.m. in the PRC and a property with a gross floor area of approximately 2,000 sq.m. in Hong Kong from various independent parties. According to an opinion given by the Company's PRC legal advisor, Jingtian & Gongcheng, the Lease Agreements for 31 items of the rented properties situated in the PRC are legal and valid.

The Group also leases 7 properties with an aggregate gross floor area of approximately 16,000 sq.m. from other subsidiaries of China Shipping Group. In our opinion, the rents for such 7 properties are fair and reasonable. According to an opinion given by the Group's PRC legal advisor, the Lease Agreements for such rented properties are legal and valid.

As the Company is in compliance with paragraph 3(b) of Practice Note 16 to the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited, we have excluded the valuation certificates for Property nos.4 to 60 from our valuation report in this prospectus.

We have been shown copies of various title documents including State-owned Land Use Rights Certificates and Building Ownership Certificates relating to the property interests and have made relevant enquiries where possible. However, we have not searched the original documents to verify any amendments which may not appear on the copies handed to us or any material encumbrances that might be attached to the property interests or any lease amendments. We have relied on the advice given by the Group's PRC legal adviser — Jingtian & Gongcheng, concerning the validity of the Group's titles to the property interests situated in the PRC.

We have not carried out detailed site measurements to verify the correctness of the site areas in respect of the properties but have assumed that the site areas shown on the documents and official site plans handed to us are correct. All documents and contracts have been used as reference only and all dimensions, measurements and areas are approximations. No on-site measurement has been taken.

We have inspected the exterior and, where possible, the interior of the property interests. However, no structural survey has been made, but in the course of our inspections, we did not note any serious defects. We are not, however, able to report whether the property interests are free of rot, infestation or any other structural defects. No tests were carried out on any of the services.

We have relied to a considerable extent on the information provided to us and have accepted advice given to us on such matters as planning approvals or statutory notices, easements, tenure, occupation, letting, rentals, site and floor areas and all other relevant matters.

We have had no reason to doubt the truth and accuracy of the information provided to us by the Group. We have also sought from the Group that no material factors have been omitted from the information supplied. We consider that we have been provided with sufficient information to reach an informed view, and we have no reason to suspect that any material information has been withheld.

Unless otherwise stated, all monetary amounts stated in this report are in Renminbi (RMB).

Our valuations are summarised below and the valuation certificates are attached.

Yours faithfully,
for and on behalf of
Sallmanns (Far East) Limited
Paul L. Brown
BSc. FRICS FHKIS
Director

Note: Paul L. Brown is a Chartered Surveyor who has 21 years of experience in the valuation of properties in the PRC and 24 years of property valuation experience in Hong Kong, the United Kingdom and the Asia-Pacific region.

SUMMARY OF VALUES

Group I — Property interests held and occupied by the Group in the PRC

No.	Property	Open market value in existing state as at 31st March, 2004 *RMB*	Interest Attributable to the Group	Open market value attributable to the Group as at 31st March, 2004 *RMB*
1.	Room 1515 on level 13 Business Building Duty-free Zone East Ningbo City Zhejiang Province The PRC	263,000	94.5%	249,000
2.	The whole of levels 2, 3 and 4 and 23 underground car parking spaces Suntime International Mansion 450 Fushan Road Pudong New District Shanghai The PRC	No commercial value	100%	No commercial value
	Sub-Total:			249,000

Group II — Property interest rented and occupied by the Group in Hong Kong

No.	Property	Open market value in existing state as at 31st March, 2004 *RMB*
3.	The whole of level 69 The Center 99 Queen's Road Central Hong Kong	No Commercial Value
	Sub-Total:	Nil

Group III — Property interests rented and occupied by the Group in the PRC

No.	Property	Open market value in existing state as at 31st March, 2004 *RMB*
4.	Rooms A, B, C and D on level 27 450 Fushan Road Pudong New District Shanghai The PRC	No Commercial Value
5.	Portion of levels 3 to 10 Haiyun Building 700 Dongdaming Road Shanghai The PRC	No Commercial Value
6.	The whole building of Haiyun Business Building 147 Gaoyang Road Shanghai The PRC	No Commercial Value
7.	Rooms A, B, C, D, E, F and G on level 16 Jin'an Building 908 Dongdaming Road Hongkou District Shanghai The PRC	No Commercial Value
8.	The whole of level 25 Hualian Business Building 55 Dongdu Road Ningbo City Zhejiang Province The PRC	No Commercial Value
9.	Rooms 601, 602, 603 and 604 Guangyin Building North Youyi Road Hexi District Tianjin The PRC	No Commercial Value

No.	Property	Open market value in existing state as at 31st March, 2004 *RMB*
10.	Room 401 of level 4, Room 507 and a hall on level 5 Waidai Building 25 Haibin Road Qinhuangdao City Hebei Province The PRC	No Commercial Value
11.	An office room on level 12 707 Lianmeng Road Shijiazhuang City Hebei Province The PRC	No Commercial Value
12.	Three office rooms at 111 Jindi Road Nankai District Baoding City Hebei Province The PRC	No Commercial Value
13.	Rooms 303 to 305 on level 3 Jixie Building Gangwanda Road Shekou Shenzhen City Guangdong Province The PRC	No Commercial Value
14.	Rooms 301 to 302 on level 3 Jixie Building Gangwanda Road Shekou Shenzhen City Guangdong Province The PRC	No Commercial Value

No.	Property	Open market value in existing state as at 31st March, 2004 *RMB*
15.	Rooms 1111 and 1112 on level 11 Haigang Building Shenyan Road Yantian District Shenzhen City Guangdong Province The PRC	No Commercial Value
16.	Room 14B on level 14 The New Era Plaza 1 Taizi Road Shekou Shenzhen City Guangdong Province The PRC	No Commercial Value
17.	An open area along Yueliangwanda Road Nanshan District Shenzhen City Guangdong Province The PRC	No Commercial Value
18.	Rooms 2206, 2208, 2209, 2210 and 2211 on level 22 Block A International Chamber of Commerce Building Fuhuayi Road Futian District Shenzhen City Guangdong Province The PRC	No Commercial Value
19.	Rooms 2301 to 2305 and 2312 on level 23 Block A International Chamber of Commerce Building Fuhuayi Road Futian District Shenzhen City Guangdong Province The PRC	No Commercial Value

No.	Property	Open market value in existing state as at 31st March, 2004 *RMB*
20.	Rooms 522, 524, 526, 527, 528, 529, 531 and 533 on level 5 at 207 Zhongxin Road Zhangdian District Zibo City Shandong Province The PRC	No Commercial Value
21.	Three office rooms on level 16 Wenjing Building 155 Shengli Road Yantai City Shandong Province The PRC	No Commercial Value
22.	The whole of level 10 Shiji Building 39 West Donghai Road Shinan District Qingdao City Shandong Province The PRC	No Commercial Value
23.	Southern part of level 3 Maritime Safety Administration Office Building Middle section of Beijing Road Rizhao City Shandong Province The PRC	No Commercial Value
24.	The whole of level 18 Shenye Building 2-1 Gangwan Street Zhongshan District Dalian City Liaoning Province The PRC	No Commercial Value

No.	Property	Open market value in existing state as at 31st March, 2004 *RMB*
25.	Room 302 on level 3 in Block 53 Economic Corporation District H Border Dandong City Liaoning Province The PRC	No Commercial Value
26.	The western part of level 4 Entrance 2 Block 15 Haijing Garden Jinzhou City Liaoning Province The PRC	No Commercial Value
27.	The western part of level 6 Entrance 3 of the Northern Block Fengjingchu Garden Jinzhou City Liaoning Province The PRC	No Commercial Value
28.	The western part of level 2 of an office building Block 1 1 Jingang Street Economic & Technological Development Zone Jinzhou City Liaoning Province The PRC	No Commercial Value
29.	The eastern part of level 2 Entrance 1 Block 3 Hailanghua Residential Area Jinzhou City Liaoning Province The PRC	No Commercial Value

No.	Property	Open market value in existing state as at 31st March, 2004 *RMB*
30.	The eastern part of level 3 Western Entrance 2 Ding Block 4 Hailanghua Residential Area Jinzhou City Liaoning Province The PRC	No Commercial Value
31.	The western part of level 5 Entrance 3 Block 3 Hailanghua Residential Area Jinzhou City Liaoning Province The PRC	No Commercial Value
32.	Level 7 Haiyun Building Tianshan Street Economic & Technological Development Zone Yingkou City Liaoning Province The PRC	No Commercial Value
33.	The whole of level 9 International Line Transportation Center 163 West Zhonghua Road Lianyungang City Jiangsu Province The PRC	No Commercial Value
34.	Room 501 on level 5 International Line Transportation Center 163 West Zhonghua Road Lianyungang City Jiangsu Province The PRC	No Commercial Value

No.	Property	Open market value in existing state as at 31st March, 2004 *RMB*
35.	Portion of level 10 International Line Transportation Center 163 West Zhonghua Road Lianyungang City Jiangsu Province The PRC	No Commercial Value
36.	Rooms 1607 and 1608 on level 16 Changjiang Trade Building 99 Changjiang Road Nanjing City Jiangsu Province The PRC	No Commercial Value
37.	Portion of Level 9 Haigang Building 1 Youyi Road Xiashan District Zhanjiang City Guangdong Province The PRC	No Commercial Value
38.	2 office rooms on level 1 Composite Office Building Sanrong Harbor Duanzhouba Road Zhaoqing City Guangdong Province The PRC	No Commercial Value
39.	Rooms 302 and 303 Ganghang Building 3 Yanjiangdongyi Road Huoju Development Zone Zhongshan City Guangdong Province The PRC	No Commercial Value

No.	Property	Open market value in existing state as at 31st March, 2004 *RMB*
40.	Room 402 on level 4 Ganghang Building 3 Yanjiangdongyi Road Huoju Development Zone Zhongshan City Guangdong Province The PRC	No Commercial Value
41.	Rooms 302 and 303 on level 3 Meijia Building Yazaitang Guantai Road Dongguan City Guangdong Province The PRC	No Commercial Value
42.	Basement of Ancillary building of Nanfang Building Guichenghaiwu Road Nanhai District Foshan City Guangdong Province The PRC	No Commercial Value
43.	The southern part of level 11 Xincheng Building 17 Jihuawu Road Foshan City Guangdong Province The PRC	No Commercial Value
44.	Room 824 on level 8 Jinhua Commerce Centre 65 Donghuayi Road Jiangmen City Guangdong Province The PRC	No Commercial Value

No.	Property	Open market value in existing state as at 31st March, 2004 *RMB*
45.	Rooms 1, 2, 3, 8 and 9 on level 8 Haishi Building 47 Haibin Road Hantou City Guangdong Province The PRC	No Commercial Value
46.	Room 02 on level 4 Hongjian Mansion 2 South Guifengxiang Road Shunde City Guangdong Province The PRC	No Commercial Value
47.	Rooms 301 to 304 on level 3 Ancillary building of New Port Office Building 1 Gangqian Road Development Zone Guangzhou City Guangdong Province The PRC	No Commercial Value
48.	Rooms 212 to 216 on level 3 Block B 6 Xingang Road Development Zone Guangzhou City Guangdong Province The PRC	No Commercial Value
49.	The whole of level 24 Guangzhou International Trade Centre 1 West Linhe Road Tianhe District Guangzhou City Guangdong Province The PRC	No Commercial Value

No.	Property	Open market value in existing state as at 31st March, 2004 *RMB*
50.	Portion of level 9 Insurance Building 8 Youyi Avenue Gangkou District Fangchenggang City Guangxi Province The PRC	No Commercial Value
51.	Portion of level 11 Insurance Building 8 Youyi Avenue Gangkou District Fangchenggang City Guangxi Province The PRC	No Commercial Value
52.	Room 106 on level 1 Office Building of Yangpu Harbor Company Yangpu Economic Development Zone Haikou City Hainan Province The PRC	No Commercial Value
53.	Room 2403 on level 24 Dihao Building Binhaida Road Haikou City Hainan Province The PRC	No Commercial Value
54.	Room 1406 on level 14 Nanyang Building 81 Binhaida Road Haikou City Hainan Province The PRC	No Commercial Value

No.	Property	Open market value in existing state as at 31st March, 2004 *RMB*
55.	Rooms 2605 and 2606 on level 26 Libaotianma Plaza 1 North Wuyi Road Fuzhou City Fujian Province The PRC	No Commercial Value
56.	The eastern part of level 1 Cadre Training Centre Chunyuan Road Putian City Fujian Province The PRC	No Commercial Value
57.	Units A and B on level 20 Quanzhou Building of Fujian Industrial Bank Fengze Street Quanzhou City Fujian Province The PRC	No Commercial Value
58.	Flat B, C1 and T on level 6 Baoshui Market Building 88 Xiangyu Road Huli District Xiamen City Fujian Province The PRC	No Commercial Value
59.	Rooms 312 and 313 on level 3 Longjiang Building East Shengli Road Zhangzhou City Fujian Province The PRC	No Commercial Value

No.	Property	Open market value in existing state as at 31st March, 2004 *RMB*
60.	Room 2001 Block SOHO-C Yinhai International Flat 612-614 Beijing Road Kunming City Yunnan Province The PRC	No Commercial Value
	Sub-Total:	Nil
	Grand-total:	249,000

VALUATION CERTIFICATE

Group I — Property interests held and occupied by the Group in the PRC

No.	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at 31st March, 2004 *RMB*
1.	Room 1515 on level 13 Business Building Duty-free Zone East Ningbo City Zhejiang Province The PRC	The property comprises an office unit on level 13 of a 13-storey office building completed in about 2002. The office unit has a gross floor area of approximately 77.24 sq.m. The property was granted with a divided share of the land use rights for a term expiring on 5th September, 2042 for commercial and office uses.	The property is currently occupied by the Group for office purposes.	263,000 94.5% interest attributable to the Group: 249,000

Notes:

1. Pursuant to a State-owned Land Use Rights Certificate, Yong Bao Tu Guo Yong (2003) Zi No.0203 issued by the State Land Administrative Bureau of Duty-free Zone, Ningbo City, the land use rights of the property were granted to China Shipping Container Lines (Zhejiang) Company Limited, a 94.5% interest owned subsidiary of the Company for a term expiring on 5th September, 2042 for commercial and office uses.

2. Pursuant to a Building Ownership Certificate, Yong Fang Quan Zheng Bao Zi No.20030192 dated 19th August, 2003 issued by the Building Management Bureau of Ningbo City, the building ownership right of the property is held by China Shipping Container Lines (Zhejiang) Company Limited.

3. According to an opinion given by the Company's PRC legal adviser, the property is legally and validly owned by the Group and can be freely sublet, transferred or mortgaged by the Group. The property is not subject to any mortgages or any other material encumbrances.

4. Pursuant to a Purchase Agreement dated 22nd June, 2003, the property was purchased by the Group at a consideration of RMB247,168.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at 31st March, 2004 *RMB*
2.	The whole of levels 2, 3 and 4 and 23 underground car parking spaces Suntime International Mansion 450 Fushan Road Pudong New District Shanghai The PRC	The property comprises the whole of levels 2, 3 and 4 of a 30-storey office building completed in about 1999. The property also comprises 23 underground car parking lots. The property excluding the 23 car parking spaces has a total gross floor area of approximately 9,574.46 sq.m.	The property is currently in the process of decoration and will be used for office and car parking purposes except for 3 office units which are subject to a lease as stated in Note 7.	No commercial value

Notes:

1. Pursuant to a Purchase Agreement entered into between Shanghai Xingao Real Estate Company Limited ("Shanghai Xingao") and the Company dated 4th March, 2004, the Company purchased the whole of level 3 of Suntime International Mansion with a total gross floor area of approximately 3,212.46 sq.m. and 3 underground car parking lots with a total gross floor area of approximately 186.9 sq.m. at a total consideration of approximately RMB57,503,000. The Company has approval to start the interior decoration upon paying the first installment and management fee.

2. Pursuant to a Purchase Agreement entered into between Shanghai Xingao and the Company dated 10th May, 2004, the Company acquired the 2nd level of Suntime International Mansion with a gross floor area of approximately 3,164.47 sq.m. and 10 underground car parking spaces with a total gross floor area of approximately 623 sq.m. at a total consideration of RMB55,707,896. The Company has approval to start the interior decoration work upon paying the first installment and management fee.

3. Pursuant to a Purchase Agreement entered into between Shanghai Xingao and the Company dated 10th May, 2004, the Company acquired the 4th level of Suntime International Mansion with a gross floor area of approximately 3,197.53 sq.m. and 10 underground car parking spaces with a total gross floor area of approximately 623 sq.m. at a total consideration of RMB56,263,304.

4. Pursuant to 3 copy receipts provided by the Company, the Company has paid the down payments of RMB2,000,000, RMB5,000,000 and RMB5,000,000 respectively to Shanghai Xingao for the transactions mentioned in Notes 1, 2 and 3. The balances must be settled on 20th June, 2004 for the 1st transaction and 30th June, 2004 for the 2nd and 3rd transactions respectively.

5. Within 120 days after all the considerations have been fully paid and settled, the Company can then apply for the relevant title certificates and register with the relevant government authorities. As confirmed by the Company, they will apply for the relevant real estate certificates upon fulfilling the above conditions.

6. Pursuant to the Purchase Agreement mentioned in note 3, Shanghai Xingao agrees and allows the Company to use 2 storage rooms on basement level 2 at nil consideration.

7. Pursuant to a Tenancy Agreement entered into between Shanghai Xingao and China Union Pay Company Limited ("China Union Pay"), units A, C and D on level 4 with a total gross floor area of approximately 2,037.09 sq.m. are leased to China Union Pay for a term commencing from 1st January, 2004 and expiring on 31st December, 2005 at a monthly rent of RMB207,966.50.

   Pursuant to an Agreement dated 13th May, 2004 entered into between Shanghai Xingao, China Union Pay and the Company, the rent mentioned above will be paid directly to the Company commencing from 1st June, 2004.

8. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal adviser, which contains, inter alia, the following information

   (i) the purchase agreements are legal, valid and enforceable.

   (ii) there is no legal impediment for the Group to obtain the relevant Real Estate Title Certificates for the property provided that the parties to the purchase agreements have duly fulfilled their obligations under the agreements and have completed the relevant transfer procedure.

   (iii) the property is not subject to any mortgages or any other material encumbrances.

9. As the transactions are not completed and the status of the transfer right is currently unknown, we have attributed no commercial value to the property. However, for reference purposes, we are of the opinion that the value of the property is in the amount of RMB169,500,000 providing that the title documents of the property have been obtained by the Group and the Group is entitled to freely transfer, sublet or mortgage the property.

The following is a list of the vessels operated by the Group as at 30th April, 2004:

	Name of vessel	Capacity (TEU)	Owned/ Chartered	Owner of vessel	Designed speed (knots)	Year of construction	Expiry year of charter arrangement	Principal market served
1	Mekong Express	124	Owned	The Group	6	2002	N/A	Chartered out
2	Xiang Rong	170	Owned	The Group	10	1994	N/A	Domestic
3	Yu Jin Xiang	228	Owned	The Group	19	1995	N/A	Chartered out
4	Xiang Ming	514	Owned	The Group	17.2	1994	N/A	East Asia
5	Xiang Peng	522	Owned	The Group	14	1981	N/A	Southeast Asia
6	Xiang Kun	582	Owned	The Group	15	1983	N/A	East Asia
7	Xiang Qian	582	Owned	The Group	15	1983	N/A	East Asia
8	Lin Yuan	614	Owned	The Group	15.8	1996	N/A	East Asia
9	Tao Yuan	614	Owned	The Group	15.7	1995	N/A	Domestic
10	Xiang An	950	Owned	The Group	14.6	1986	N/A	Domestic
11	Xiang Hu	996	Owned	The Group	12.5	1985	N/A	Domestic
12	Xiang Ning	1002	Owned	The Group	14	1995	N/A	Domestic
13	Xiang Ping	1002	Owned	The Group	14	1994	N/A	Other international market
14	Xiang Rui	1002	Owned	The Group	14	1985	N/A	Domestic
15	Xiang Ji	1004	Owned	The Group	14	1992	N/A	West Coast of the United States
16	Xiang Jin	1002	Owned	The Group	14	1993	N/A	Domestic
17	Xiang Bin	1002	Owned	The Group	14	1992	N/A	Domestic
18	Xiang Huan	1002	Owned	The Group	14	1984	N/A	Domestic
19	Xiang Kai	1002	Owned	The Group	14	1985	N/A	Domestic
20	Xiang Pu	1020	Owned	The Group	14	1984	N/A	East Asia
21	Xiang Wan	1020	Owned	The Group	14	1984	N/A	Domestic
22	Xin Jin Zhou	2159	Owned	The Group	16.5	1982	N/A	Domestic
23	Xin She Kou	2159	Owned	The Group	16	1983	N/A	Domestic
24	Xin Nan Tong	4051	Owned	The Group	24.2	2003	N/A	Europe/Mediterranean
25	Xin Su Zhou	4051	Owned	The Group	24	2004	N/A	West Coast of the United States
26	Xin Chong Qing	4051	Owned	The Group	24.2	2003	N/A	East coast of North America
27	Xin Yang Zhou	4051	Owned	The Group	24.2	2004	N/A	West Coast of the United States
28	Xin Da Lian	5668	Owned	The Group	25.7	2003	N/A	West Coast of the United States
29	Xin Lian Yun Gang	5668	Owned	The Group	25.7	2003	N/A	Europe/Mediterranean
30	Xin Ning Bo	5668	Owned	The Group	25.7	2003	N/A	Europe/Mediterranean
31	Xin Pu Dong	5668	Owned	The Group	25.7	2003	N/A	Europe/Mediterranean
32	Xin Qing Dao	5668	Owned	The Group	25.7	2003	N/A	Europe/Mediterranean
33	Xin Tian Jin	5668	Owned	The Group	25.7	2003	N/A	Europe/Mediterranean
34	Xin Xia Men	5668	Owned	The Group	25.7	2004	N/A	Europe/Mediterranean
35	Xin Yan Tian	5668	Owned	The Group	25.7	2004	N/A	West Coast of the United States
36	Xin Hua Rong	50	Time charter	Quan Zhou Shi Feng Ze Shipping Company	10	2000	Monthly renewal	Domestic

	Name of vessel	Capacity (TEU)	Owned/ Chartered	Owner of vessel	Designed speed (knots)	Year of construction	Expiry year of charter arrangement	Principal market served
37	Chen Da	72	Time charter	Wen Chong Shi Dong Gong Shipping Company	9	1996	Monthly renewal	Domestic
38	Sui Qi Feng 1	90	Time charter	Guangzhou Qi Feng Shipping Co., Ltd.	11.2	1983	Monthly renewal	Domestic
39	Chang Xing 308	92	Time charter	Haikou Yong Chang Xing Shipping Co., Ltd.	10	1998	Monthly renewal	Domestic
40	Qian Jiang 166	96	Time charter	Quanzhou Quan Gong Qian Jiang Shipping Co., Ltd	10	1998	Monthly renewal	Domestic
41	Jin Shan Quan 6	154	Time charter	Fuzhou Jiafan Shipping Co., Ltd.	12	1981	Monthly renewal	Domestic
42	Yin Xing 5	160	Time charter	Hong Pei Da	10	1986	Monthly renewal	Domestic
43	Zhe Ling Ji 816	182	Time charter	Zhejiang Wenling Yung Shipping Co., Ltd.	11	2003	Monthly renewal	Domestic
44	Antares I	740	Time charter	Antares Shipholding Co., Ltd.	16	1996	2005	Other international markets
45	Perseus	1048	Time charter	Ms "Perseus" Rohden Schiffahrts GmbH & Co., Ltd	18.5	1989	2004	East Asia
46	Asta Rickmers	1216	Time charter	Asta Rickmers Schiffahrtsgesellschaft MbH & Cie.	22	2000	2004	Southeast Asia
47	Conti Germany	1597	Time charter	Conti Cristallo Schiffahrts-Gmbh & Co. Ms "Conti Germany"	18	1992	2004	West Coast of United States
48	Conti La Spezia	1597	Time charter	Conti Cristallo Schiffahrts-Gmbh & Co. Ms "Conti La Spezia"	18	1990	2004	West Coast of the United States
49	Oxford	1658	Time charter	Oxfordshire Shipping Inc.	23	1998	2005	Australia
50	Buxsailor	1684	Time charter	Bereederungs GmbH & Co.	19	1993	2004	Other international markets
51	Paris	1677	Time charter	KG Reederei Stephani G.m.b.H. Co. Ms "Paris Senator"	18.8	1990	2006	Other international markets
52	Panama	1677	Time charter	KG Reederei Stephani G.m.b.H. Co. Ms "Panama Senator"	18.8	1989	2006	Other international markets
53	Nordfalcon	2113	Time charter	Ms "Nordfalcon" Schiffahrtsgesellschaft mbh + Co.	20	1997	2004	Other international markets
54	CSCL Lianyungang	2452	Time charter	CTO gesellschaft fur containertransport mbH & Co. Ms "Katherina"	21	2001	2005	West Coast of North America
55	CSCL Longkou	2452	Time charter	CTO gesellschaft fur containertransport mbH & Co. Ms "Juturna"	21	2001	2005	West Coast of United States
56	CSCL Yantai	2452	Time charter	CTO gesellschaft fur containertransport mbH & Co. Ms "Jasmin"	21	2001	2005	Europe/Mediterranean
57	CSCL Fuzhou	2474	Time charter	First Dragon Shipping Inc.	21.6	2000	2006	West Coast of the United States
58	CSCL Xiamen	2466	Time charter	Schiffahrtsgesellschaft "Hansa Victory" mbH & Co	22	2000	2005	Europe/Mediterranean

	Name of vessel	Capacity (TEU)	Owned/ Chartered	Owner of vessel	Designed speed (knots)	Year of construction	Expiry year of charter arrangement	Principal market served
59	CSCL Yantian	2466	Time charter	Schiffahrtsgesellschaft "Hansa Liberty" mbH & Co.	22	2000	2005	Europe/Mediterranean
60	CSCL Barcelona	2672	Time charter	Schiffahrtsgesellschaft Ms 'Bonny' mbH & Co.	22	2001	2006	Other international markets
61	CSCL Kelang	2672	Time charter	Schiffahrtsgesellschaft Ms 'Chief' mbH & Co.	22	2001	2007	Australia
62	CSCL Fos	2672	Time charter	Schiffahrtsgesellschaft Ms 'Bosun' mbH & Co.	22	2001	2007	Australia
63	CSCL Genoa	2672	Time charter	Schiffahrtsgesellschaft Ms 'Bravo' mbH & Co.	22	2000	2006	West Coast of the United States
64	CSCL Jakarta	2672	Time charter	Schiffahrtsgesellschaft Ms 'Bella' mbH & Co.	22	2001	2006	Australia
65	CSCL Napoli	2672	Time charter	China Global International Ltd., Hong Kong	22	2002	2008	West Coast of the United States
66	Mare Internum	2959	Time charter	MS "Mare Internum" *Schiffahrtsgesellschaft* mbH & Co.	22	1997	2004	West Coast of the United States
67	CSCL Bremen	3020	Time charter	Hamilton Shipping Group S.A.	21	1988	2004	Europe/Mediterranean
68	Northern Dignity	3607	Time charter	Beteiligungs-KG Ms "Northern Dignity" Schiffahrtsgesellschaft mbH & Co	23.8	1995	2004	Chartered out
69	CSCL Chiwan *(Note 1)*	4050	Time charter	CSCL Chiwan Shipping Company Ltd.	24.5	2001	2011	Europe/Mediterranean
70	CSCL Dalian *(Note 1)*	4050	Time charter	CSCL Dalian Shipping Company Ltd.	24.5	2002	2012	East Coast of the United States
71	CSCL Felixstowe *(Note 1)*	4050	Time charter	CSCL Felixstowe Shipping Company Limited	24.5	2002	2012	West Coast of the United States
72	CSCL Hamburg *(Note 1)*	4050	Time charter	CSCL Hamburg Shipping Company Ltd.	24.5	2001	2011	Europe/Mediterranean
73	CSCL Rotterdam	4050	Time charter	Misty Navigation Ltd.	25	2002	2012	Europe/Mediterranean
74	CSCL Ningbo *(Note 1)*	4050	Time charter	CSCL Ningbo Shipping Company Limited	25	2002	2012	Europe/Mediterranean
75	CSCL Qingdao	4050	Time charter	Laguna Maritime Ltd.	25	2001	2011	Europe/Mediterranean
76	CSCL Tianjin	4050	Time charter	Silver Tower Marine Ltd.	24.5	2001	2011	East Coast of the United States
77	CSCL Seattle	5551	Time charter	Schiffahrts-Gesellschaft "Hansa Columbia" mbH & Co.	25.9	2001	2009	West Coast of the United States
78	CSCL Shanghai	5551	Time charter	Rio Blackwater Schiffahrtsgesellschaft mbH & Co.	25.9	2000	2008	Europe/Mediterranean
79	CSCL Hong Kong	5551	Time charter	Rio Barrow Schiffahrtsgesellschaft mbH & Co.	25.9	2000	2009	West Coast of the United States
80	CSCL Los Angeles	5754	Time charter	Seventh Dragon Shipping Inc.	26.2	2001	2009	West Coast of the United States
81	CSCL Kobe	5754	Time charter	Sixth Dragon Shipping Inc.	26.2	2001	2009	Europe/Mediterranean
82	Xiang Yu *(Note 2)*	150	Bareboat charter	Guangzhou Maritime	13	1980	2004	Domestic
83	Hai Tang	170	Bareboat charter	CSDC	10	1994	2004	Domestic

	Name of vessel	Capacity (TEU)	Owned/ Chartered	Owner of vessel	Designed speed (knots)	Year of construction	Expiry year of charter arrangement	Principal market served
84	Xiang Ju *(Note 2)*	184	Bareboat charter	Guangzhou Maritime	11	1991	2004	Chartered out
85	Lan Hua Xiang *(Note 2)*	208	Bareboat charter	Guangzhou Maritime	13	1985	2008	Chartered out
86	Mu Dan Xiang *(Note 2)*	208	Bareboat charter	Guangzhou Maritime	13	1985	2008	East Asia
87	Xiang Fa *(Note 2)*	210	Bareboat charter	Guangzhou Maritime	13	1986	2010	Domestic
88	Xiang Feng *(Note 2)*	210	Bareboat charter	Guangzhou Maritime	13	1985	2008	Chartered out
89	Xiang Fu *(Note 2)*	208	Bareboat charter	Guangzhou Maritime	12.5	1987	2010	Chartered out
90	Xiang Heng *(Note 2)*	210	Bareboat charter	Guangzhou Maritime	12.5	1985	2008	Chartered out
91	Xiang Ling *(Note 2)*	208	Bareboat charter	Guangzhou Maritime	13	1981	2008	Chartered out
92	Xiang Qiang *(Note 2)*	210	Bareboat charter	Guangzhou Maritime	13	1986	2010	Domestic
93	Xiang Tu *(Note 2)*	208	Bareboat charter	Guangzhou Maritime	12.5	1986	2010	Chartered out
94	Xiang Zhong *(Note 2)*	210	Bareboat charter	Guangzhou Maritime	13	1986	2010	Domestic
95	Xiang Dan	253	Bareboat charter	CSDC	12.5	1986	2010	Chartered out
96	Xiang Lian	253	Bareboat charter	CSDC	12	1986	2010	Chartered out
97	Xiang Ying	253	Bareboat charter	CSDC	12	1985	2010	Chartered out
98	Xiang Da	316	Bareboat charter	Xiang Da Shipping S.A.	14	1994	2004	Southeast Asia
99	Xiang Xiu	316	Bareboat charter	Xiang Xiu Shipping S.A.	14	1994	2004	Chartered out
100	Xiang Wang	392	Bareboat charter	Xiang Wang Shipping S.A.	14	1995	2004	East Asia
101	Xiang Xing	392	Bareboat charter	Xiang Xin Shipping S.A.	14	1995	2004	Southeast Asia
102	Pretty Lake	392	Bareboat charter	Pretty Lake Shipping S.A.	14	1996	2006	Chartered out
103	Pretty Ocean	392	Bareboat charter	Pretty Ocean Shipping S.A.	14	1995	2005	Chartered out
104	Xiang Zhu	514	Bareboat charter	CSDC	15	1994	2004	Southeast Asia
105	Xiang Hao *(Note 2)*	1002	Bareboat charter	Guangzhou Maritime	14	1991	2004	Domestic
106	Xiang Cang *(Note 2)*	1002	Bareboat charter	Guangzhou Maritime	14	1993	2004	Domestic
107	Xiang Hong *(Note 2)*	1002	Bareboat charter	Guangzhou Maritime	14	1990	2004	East Asia
108	Xiang Zhou *(Note 2)*	1002	Bareboat charter	Guangzhou Maritime	14	1993	2004	Southeast Asia
109	Guo Tai	1216	Bareboat charter	Fujian Guohang Ocean Transport Co. Ltd.	14	1981	2005	Domestic
110	Xiang Li	1434	Bareboat charter	CSDC	13	1992	2004	Domestic
111	Xiang Mao	1434	Bareboat charter	CSDC	13	1995	2004	Domestic
112	Xiang Yue	1434	Bareboat charter	CSDC	13	1993	2004	Domestic
113	Xiang Zhuang	1434	Bareboat charter	CSDC	13	1993	2004	Domestic

Notes:

(1) These vessels are chartered in from the vessel owner through China Shipping, in the form of implementation agreements under the Master Time Charter Agreement.

(2) The charter agreements for these vessels have been replaced by implementations agreements under the Master Bareboat Charter Agreement subsequent to 30th April, 2004 but before the date of this prospectus.

All of the above vessels are container vessels except Yu Jin Xiang which is a passenger/container vessel and Xiang Ju and Xin Hua Rong which are multi-purpose vessels.

This appendix sets out summaries of certain aspects of the PRC legal and judicial system, its arbitration system and its company and securities regulations. It also contains a summary of certain Hong Kong legal and regulatory provisions, including summaries of certain of the material differences between PRC and Hong Kong company law, certain requirements of the Listing Rules and additional provisions required by the Stock Exchange for inclusion in the articles of association of PRC issuers.

1. PRC LAWS AND REGULATIONS

(a) Legal System

The PRC legal system is based on the PRC constitution and is made up of written laws, administrative regulations, government directives and local rules and regulations. Decided court cases do not constitute binding precedents, although they are used for the purposes of judicial reference and guidance. The NPC and the Standing Committee of the NPC are empowered by the PRC constitution to exercise the legislative power of the State. The NPC has the power to amend the PRC constitution and enact and amend basic laws governing relevant administrative, civil and criminal matters. The Standing Committee of the NPC is empowered to interpret, enact and amend laws other than those required to be enacted by the NPC. The State Council is the highest organ of State administration and has the power to enact administrative rules and regulations. The ministries and commissions under the State Council are also vested with the power to issue orders, directives and regulatory documents within the jurisdiction of their respective departments. All administrative rules, regulations, directives and orders promulgated by the State Council and its ministries and commissions must not conflict with the PRC constitution and the national laws enacted by the NPC. In the event that any conflict arises, the Standing Committee of the NPC has the power to annul such administrative rules, regulations, directives or orders. At the regional level, the People's Congress of provinces and large cities approved by the State Council ("large cities") and their respective standing committees may enact local rules and regulations and the local provincial government may promulgate administrative rules and directives applicable to their own administrative areas. These local laws and regulations cannot be in conflict with the PRC constitution, the national laws and the administrative rules and regulations promulgated by the State Council. Rules, regulations or directives may be enacted or issued at the provincial or municipal level or by the State Council or its ministries and commissions for experimental purposes. After sufficient experience has been gained, the State Council may submit legislative proposals to be considered by the NPC or the Standing Committee of the NPC for enactment at the national level. The power to interpret laws is vested by the PRC constitution in the Standing Committee of the NPC. According to the Decision of the Standing Committee of the NPC Regarding the Strengthening of Interpretation of Laws (全國人民代表大會常務委員會關於加強法律解釋工作的決議) passed on 10th June, 1981, the Supreme People's Court has the power to give general interpretation on application of laws in judicial proceedings in addition to its power to issue specific interpretation for specific cases. The State Council and its ministries and commissions are also vested with the power to give interpretation of the rules and regulations which they have promulgated. At the regional level, the power to give interpretations of the regional rules and regulations is vested in the regional legislative and administration organs which promulgate such rules and regulations.

(b) **Judicial System**

The people's courts are the judicial bodies of the PRC. Under the Law of Organisation of the People's Courts of the PRC (中華人民共和國法院組織法), the people's courts are made up of the Supreme People's Court, the local people's courts, military courts and other special people's courts. The local people's courts are divided into three levels, namely, the basic people's courts, the intermediate people's courts and the higher people's courts. The basic people's courts are further divided into civil, criminal, economic and administrative divisions. The intermediate people's courts have divisions similar to those of the basic people's courts and other special divisions (such as the intellectual property division) in accordance with needs. The judicial work of people's courts at lower levels is subject to supervision of people's courts at higher levels. The people's procuratorates also have the right to exercise legal supervision over the criminal proceedings of people's courts of the same level and the lower level. The Supreme People's Court is the highest judicial organ of the PRC. It supervises the administration of justice by the people's courts at all levels.

The people's courts adopt a two-tier final appeal system. A party may, before the taking effect of a judgement or order, appeal against the judgement or order of the first instance of a local people's court to the people's court at the next higher level. Judgements or orders of the second instance of the higher level are final and binding. Judgements or orders of the first instance of the Supreme People's Court are also final and binding. If, however, the Supreme People's Court or a people's court at a higher level finds an error in a final and binding judgement which has taken effect in any people's court at a lower level, or the presiding judge of a people's court finds an error in a final and binding judgement which has taken effect in the court over which he presides, a retrial of the case may be conducted according to the judicial supervision procedures.

The PRC civil procedures are governed by the Civil Procedure Law of the PRC (中華人民共和國民事訴訟法) (the "Civil Procedure Law") adopted on 9th April, 1991 which prescribes the criteria for instituting a civil action, the jurisdiction of the people's courts, the procedures to be followed for conducting a civil action, the court procedures, and the procedures for enforcement of a civil judgement or order. All parties to a civil action conducted within the PRC must comply with the Civil Procedure Law. A civil case is generally heard by a court located in the defendant's place of domicile. The jurisdiction may also be selected by express agreement by the parties to a contract provided that the people's court having the jurisdiction is located at the plaintiff's or the defendant's place of domicile, the place of execution or implementation of the contract or the object of the action but it must not violate the regulations in respect of hierarchy and jurisdiction of the courts as stated in the Civil Procedure Law. A foreign citizen or foreign enterprise is given the same litigation rights and obligations as a citizen or legal person of the PRC. Should a court of a foreign country limit the litigation rights of PRC citizens and enterprises, the PRC courts shall apply the same limitations to the citizens and enterprises of that foreign country. If any party to a civil action refuses to comply with a judgement or order made by a people's court or an award made by an arbitration organ in the PRC, the aggrieved party may apply to the people's court to enforce the judgement, order or award. Time limits are imposed on the right to apply for such enforcement. If at least one of the parties to the dispute is an individual, the time limit is one year. If both parties to the dispute are legal persons or other institutions, the time limit is six months. If a person fails to satisfy a judgement which the court has granted approval to enforce within the stipulated time, the court will, upon application of the counter party, mandatorily enforce the judgement.

A party seeking to enforce a judgement or order of a people's court against a party who or whose property is not within the PRC may apply to a foreign court with jurisdiction over the case for recognition and enforcement of such judgement or order. If the PRC has entered into an international treaty with the relevant foreign country or which is acceded to by the PRC which provides for such recognition and enforcement, a foreign judgement or ruling may also be recognised and enforced according to PRC enforcement procedures by the people's court in accordance with such treaties of the principle of reciprocity unless the people's court considers that the recognition or enforcement of a judgement or ruling will violate the basic legal principles of the PRC or its sovereignty or security, or for reasons of social and public interest.

(c) **Arbitration and Enforcement of Arbitral Awards**

the Arbitration Law of the PRC (中華人民共和國仲裁法) (the "Arbitration Law") was passed by the Standing Committee of the NPC on 31st August, 1994 and came into effect on 1st September, 1995. It is applicable to, among other matters, trade disputes involving foreign parties where the parties have entered into a written agreement to refer the matter to arbitration before an arbitration committee constituted in accordance with the Arbitration Law. Under the Arbitration Law, an arbitration committee may, before the promulgation by the PRC Arbitration Association of arbitration regulations, formulate interim arbitration rules in accordance with the Arbitration Law and the Civil Procedure Law. Where the parties have by an agreement provided arbitration as a method for dispute resolution, the people's court will refuse to handle the case if one party institutes legal proceedings in a people's court. The Listing Rules and the Mandatory Provisions require an arbitration clause to be included in the articles of association of a company listed in Hong Kong and, in the case of the Listing Rules, also in a contract between the company and each director and supervisor, to the effect that whenever any dispute or claim arises from any rights or obligations provided in the articles of association, the PRC Company Law or other relevant laws and administrative regulations concerning the affairs of a company between (i) a holder of overseas listed foreign shares and the company; (ii) a holder of overseas listed foreign shares and the directors, supervisors, manager or other officers of the company; or (iii) a holder of overseas listed foreign shares and a holder of domestic shares, unless otherwise specified in the articles of association, such parties shall submit that dispute or claim for arbitration before either CIETAC or HKIAC for arbitration. If the party seeking arbitration elects to arbitrate the dispute or claim at the HKIAC, then either party may apply to have such arbitration conducted in Shenzhen according to the securities arbitration rules of the HKIAC. CIETAC is a foreign affairs arbitration organ in the PRC located in Beijing with branch offices in Shenzhen and Shanghai.

Under the Arbitration Law and PRC Civil Procedure Law, an arbitral award is final and binding on the parties and if a party fails to comply with an award, the other party to the award may apply to the people's court for enforcement. A people's court may refuse to enforce an arbitral award made by an arbitration commission if there is any procedural or membership irregularity specified by laws or the award exceeds the scope of the arbitration agreement or is outside the jurisdiction of the arbitration commission.

A party seeking to enforce an arbitral award of a foreign affairs arbitration organ of the PRC against a party who or whose property is not within the PRC may apply to a foreign court with jurisdiction over the case for enforcement. Similarly, an arbitral award made by a foreign arbitration body may be recognised and enforced by the PRC courts in accordance with the principles of reciprocity or any international treaty concluded or acceded to by the PRC. The PRC acceded to the Convention on the Recognition and Enforcement of Foreign Arbitral Awards ("New York Convention") adopted on 10th June, 1958 pursuant to a resolution of the Standing Committee of the NPC passed on 2nd December, 1986. The New York Convention provides that all arbitral awards made in a state which is a party to the New York Convention shall be recognised and enforced by other parties to the New York Convention subject to their right to refuse enforcement under certain circumstances including where the enforcement of the arbitral award is against the public policy of the state to which the application for enforcement is made. It was declared by the Standing Committee of the NPC simultaneously with the accession of the PRC that (1) the PRC will only recognise and enforce foreign arbitral awards on the principle of reciprocity; and (2) the PRC will only apply the New York Convention in disputes considered under PRC laws to be arising from contractual and non-contractual mercantile legal relations. However, following the resumption of sovereignty over Hong Kong by the PRC on 1st July, 1997, the New York Convention no longer applies to the enforcement of Hong Kong arbitration awards in the PRC. A Memorandum of Understanding on the arrangement for reciprocal enforcement of arbitral awards between Hong Kong and PRC has been signed on 21st June, 1999. The new arrangement is made in accordance with the spirit of the New York Convention. To meet present day's needs, it will allow awards made over 100 China arbitral authorities with relevant experience to be enforced in Hong Kong. Under the agreed arrangement, Hong Kong arbitration awards will also be enforceable in PRC. This new arrangement has been approved by the Hong Kong Legislative Council and the Supreme People's Court of the PRC and became effective on 1st February, 2000.

(d) **Taxation**

(a) *Taxes applicable to companies in the PRC*

(i) Enterprise Income Tax

From 1st January, 1994, income taxes applicable to joint stock limited companies are governed by the Interim Regulations of the Enterprise Income Tax of the PRC (中華人民共和國企業所得稅暫行條例) (the "Tax Regulations") promulgated by the State Council on 13th December, 1993. The Tax Regulations provide that state-owned enterprises, collectively owned enterprises, private enterprises, joint ventures and joint stock limited enterprises engaged in production, businesses and other income producing enterprises are liable to pay income tax at the rate of 33% on their taxable incomes except that where, in relation to particular categories of enterprises, existing laws, administrative regulations or any other relevant regulations promulgated by the State Council provide for tax privilege and tax reduction policy.

(ii) Value-Added Tax

Pursuant to the Interim Regulations of the PRC on Value-Added Tax (中華人民共和國增值稅暫行條例) effective from 1st January, 1994 and the Implementing Rules of the Interim Regulations of the PRC on Value-Added Tax (中華人民共和國增值稅暫行條例實施細則) effective from 1st January, 1994, value added tax is imposed on goods sold in or imported into the PRC and on processing, repair and replacement services provided within the PRC. VAT payable is calculated as "output VAT" minus "input VAT". Input VAT payable by the Group on purchases is recoverable out of the output VAT collected from its customers, and any excess of output VAT over input VAT paid is payable to the tax authority. The rate of VAT is 17%, or, in certain limited circumstances, 13%, depending on the product type.

(iii) Business Tax

Pursuant to the Interim Regulations of the PRC on Business Tax (中華人民共和國營業稅暫行規定), effective from 1st January, 1994 and the Implementing Rules of the Interim Regulations of the PRC on Business Tax (中華人民共和國營業稅暫行規定實施細則) effective from 1st January, 1999, business tax is imposed on enterprises which provide taxable services, transfer intangible property or sell real estate in the PRC. The business tax is levied at a rate from 3% to 20% on the provision of taxable services, transfer of intangible property or sale of real estate in the PRC.

(b) *Taxation of shareholders*

(i) Tax on Dividends

On 21st July, 1993 the State Tax Bureau has by a notice the Notice Relating to Taxes Applicable to Foreign Investment Enterprises, Foreign Enterprises and Foreign Nationals in Relation to Dividends and Gains obtained from Holding and Transferring of Shares (關於外商投資企業、外國企業和外籍個人取得股票權轉讓收益和息所得稅收問題的通知) (the "Tax Notice") confirmed that dividends received by foreign investors from PRC listed domestic shares, and overseas listed shares such as H shares were exempted from withholding tax, which would otherwise have been applicable at a rate of 20%.

On 31st October, 1993 the Amendments to the Income Tax Law Applicable to Individuals of the PRC (關於修改《中華人民共和國個人所得稅法》的決定) (the "Amendments") were promulgated taking effect from 1st January, 1994. The Amendments stipulate that all previously announced taxation laws and regulations which contradict the Amendments shall be invalid. Under the Amendments, any foreign national who is not a resident in the PRC will be subject to a withholding tax on dividends received from H shares at a rate of 20%. On 26th July, 1994, the State Tax Bureau issued a letter titled the State Tax Bureau Notice on Relevant Tax Problems Regarding Foreign Individuals' Dividends Obtained from Holding Shares of Listed Companies Within China (國家稅務總局關於外籍個人持有中國境內上市公司股份所得的股息有關稅務問題的公函) (the "Tax Notice") the State Tax Bureau reiterated the temporary exemption for withholding tax stated in the Tax Notice for dividends received from a PRC company listed overseas.

Accordingly, under current PRC laws and regulations, the withholding tax is not payable in respect of dividends or other distributions on H shares held by any foreign enterprise or foreign national. If, however, the Tax Notice is withdrawn, a 20% withholdings tax may be applied on such dividends or distributions, subject to any tax reductions pursuant to any applicable avoidance of double taxation treaty.

(ii) Tax Treaties

In the event that withholding tax is payable as referred to in (i) above, foreign enterprises without an establishment or office in the PRC and non-PRC individual investors residing in countries which have entered into double taxation treaties with the PRC may be entitled to a reduction of withholding tax imposed on the payment of dividends to such investors. The PRC is currently a party to double taxation treaties with a number of countries which include Australia, Canada, France, Germany, Japan, Malaysia, the Netherlands, Singapore, the United Kingdom and the United States.

(iii) Stamp Duty

According to the provisions of the Interim Regulations of the PRC Concerning Stamp Duty (中華人民共和國印花稅暫行條例) and the Implementing Measures for the Interim Regulations of the PRC Concerning Stamp Duty (中華人民共和國印花稅暫行條例實施細則) which took effect on 1st October, 1988, PRC stamp duty will only be imposed on documents signed in China or documents signed outside China but used within China which are legally valid and protected under PRC laws. As such, according to the Interim Regulations of the PRC Concerning Stamp Duty (中華人民共和國印花稅暫行條例), the PRC stamp duty which is imposed on the transfer of shares of a PRC listed company is not applicable for H shares purchased or sold by H shares investors outside PRC.

(iv) Estate Tax

The PRC does not currently have any estate tax.

(e) **Foreign Exchange Control**

Major reforms have been introduced to the foreign exchange control system of the PRC since 1993.

On 28th December, 1993, the PBOC, with the authorisation of the State Council, issued the Notice on Further Reform of the Foreign Exchange Control System (中國人民銀行關於進一步改革外匯管理體制的公告) which came into effect on 1st January, 1994. Other new regulations and implementation measures include the Regulations on the Foreign Exchange Settlement, Sale and Payments (結匯、售匯及付匯管理規定) which were promulgated on 20th June, 1996 and took effect on 1st July, 1996 and which contain detailed provisions regulating the settlement, sale and payment of foreign exchange by enterprises, individuals, foreign organisations and visitors in the PRC. Under these new regulations, the previous dual exchange rate system for Renminbi was abolished and a unified floating exchange rate system largely based on supply and demand was introduced. The PBOC publishes the Renminbi exchange rate against the U.S. dollar daily. Such rate is to be set by reference to the Renminbi/U.S. dollar trading price on the previous day on the inter-bank foreign exchange market.

The foreign exchange earnings of all PRC enterprises, other than those either derived by enterprises with foreign investment interests or specifically exempted under the relevant regulations, are to be sold to designated banks. Foreign exchange earnings obtained from borrowings from foreign institutions or issues of shares or bonds denominated in foreign currency need not be sold to designated banks, but may need to be kept in foreign exchange bank accounts of designated banks. At present, control of purchase of foreign exchange is relaxed. Enterprises within the PRC which require foreign exchange for their ordinary trading and non-trading activities, import activities and repayment of foreign debts may purchase foreign exchange from designated banks if the application is supported by relevant documents. Furthermore, enterprises with foreign investment may distribute profit to their foreign investors with funds in their foreign exchange bank accounts kept with designated banks. Should such foreign exchange be insufficient, enterprises may purchase foreign exchange from designated banks. When conducting foreign exchange transactions, the designated banks may, based on the exchange rate published by the PBOC and subject to certain limits, freely determine the applicable exchange rate. Foreign exchange quota of the relevant entities under the old system will be gradually phased out. Remaining foreign exchange quota may be converted into foreign exchange through designated foreign exchange banks.

The China Foreign Exchange Trading Centre (中國外匯交易中心) ("CFETC") was formally established and came into operation on 1st January, 1994. CFETC has set up a computerized network with sub-centres in several major cities, thereby forming an inter-bank market in which designated PRC banks can trade and settle their foreign currencies. The establishment of

CFETC was originally intended to coincide with the elimination of swap centres. The swap centres have, however, been retained as an interim measure and enterprises with foreign investment are currently required to enter into exchange transactions only through the swap centres, rather than through designated PRC banks, upon obtaining the approval of SAFE or its local office where the swap centres are located.

The Notice Concerning Some Issues Relating to Exchange Control of Overseas Listed Enterprises (關於境外上市企業外匯管理若干問題的通知) was jointly issued by CSRC and SAFE on 13th January, 1994. The Notice provides that:

- upon the approval of SAFE, an overseas listed enterprise may open a foreign exchange account at a bank within the PRC to retain foreign currency proceeds received from overseas share offers;
- within 10 days after receiving the foreign currency proceeds of the share offer, the enterprise should transfer such proceeds into a PRC bank account;
- upon approval of SAFE, the enterprise may remit abroad the foreign exchange from its foreign currency bank account to foreign investors outside the PRC for the purpose of payment of dividends or other profit distribution; and
- if 25% or more of the share capital of the enterprise is held by foreign investors, such enterprise may apply to MOFTEC for foreign investment enterprises status, and upon approval of MOFTEC, the foreign exchange matters of such enterprises shall be handled in accordance with foreign exchange regulations governing foreign investment enterprises.

The Notice Concerning Further Upgrading of Foreign Exchange Control of Overseas Listed Enterprises (關於進一步完善境外上市外匯管理有關問題的通知) jointly issued by CSRC and SAFE on 5th August, 2002. The Notice provides that:

- within 30 days after the approval of the CSRC for the overseas issue of shares listing, a domestic enterprise holding shares of the overseas listed enterprise should proceed with the foreign exchange registration procedures at ocal administration authority for foreign exchange in respect of the overseas listed shares;
- within 30 days after receiving the foreign currency proceeds of the share offer, the overseas listed enterprise should transfer the balance of the foreign currency proceeds received to the PRC, after deducting the related expenses, and should not retain the proceeds overseas without the approval of local administration authority for foreign exchange. The transferred funds shall be administered as direct investment funds of the foreign investor, and subject to approval by local administration authority for foreign exchange, a special account may be opened to retain the funds, which may be used for foreign exchange settlements;

- before the proceeds are transferred to the PRC, if the overseas listed enterprise need to open an overseas account for temporary deposit of the proceeds, application can be made to local administration authority for foreign exchange to open an overseas special foreign exchange account, with a maximum time limit of three months from the date of the opening of the account;

- in the event the overseas listed enterprise is required to repurchase the company's own overseas listed foreign shares, approval should be obtained from CSRC, after which application should be made for foreign exchange registration changes in respect of the overseas listed shares and the related opening of account overseas and approval for the remittance of funds.

(f) **PRC Company Law**

On 29th December, 1993, the NPC promulgated the PRC Company Law which came into effect on 1st July, 1994. Before implementation of the PRC Company Law, the formation and regulation of joint stock limited companies were governed by the Standard Opinion for Joint Stock Companies (股份有限公司規範意見) ("Standard Opinion") promulgated by the State Restructuring Commission on 15th May, 1992. The Standard Opinion was superseded by the PRC Company Law. The legal status of joint stock limited companies established pursuant to the Standard Opinion is preserved and these companies are required to conform to the provisions of the PRC Company Law and conduct standardisation pursuant to the Company Law before 31st December, 1996. The Special Regulations were passed by the State Council on 4th July, 1994 pursuant to Articles 85 and 155 of the PRC Company Law. On 27th August, 1994, the Mandatory Provisions which must be incorporated in the articles of association of all PRC joint stock limited companies to be listed overseas were jointly promulgated by the Securities Commission and the State Restructuring Commission. The Mandatory Provisions were supplemented by the Letter on the Opinion Regarding the Supplemental Amendments to the Articles of Association of Companies to be listed in Hong Kong (關於到香港上市公司對公司章程作補充修改的意見函) ("Supplemental Amendments") jointly promulgated by the Securities Commission and the State Restructuring Commission. The Mandatory Provisions as supplemented by the Supplemental Amendments have been incorporated in the Articles of Association.

Set out below is a summary of the provisions of the PRC Company Law, the Special Regulations and the Mandatory Provisions as supplemented by the Supplemental Amendments:

(i) *General*

The PRC Company Law governs two types of companies, namely companies incorporated in the PRC with limited liability and companies incorporated in the PRC as a joint stock limited company. Both types of companies have the status of an enterprise legal person. The liability of shareholders of a limited liability company is limited to the extent of the amount of capital contributed by them and the company is liable to its creditors to the full amount of the assets owned by it. A joint stock limited company is a company having a registered share capital divided into shares of equal par value. The liability of its shareholders is limited to the extent of the amount of shares subscribed by them and the company is liable to its creditors to the full amount of all the assets owned by it. A company may invest in other limited liability companies and joint stock limited companies. Apart from investment companies and holding companies authorised by the State Council, the amount of a company's aggregate investment in other joint stock limited companies and limited liability companies may not exceed 50% of its net assets. The Mandatory Provisions provide that a company may, subject to the approval of the company's supervisory department, operate as a holding company. References below to "company" are to a joint stock limited company incorporated under the PRC Company Law with overseas listed foreign shares to be directly offered and listed in Hong Kong.

(ii) *Incorporation*

Under the PRC Company Law, a company may be incorporated by either the promotion method or the subscription method. The entire issued shares of a company incorporated by the promotion method must be subscribed by the promoters. If a company is established by the public subscription method, not less than 35% of the issued shares of the company must be subscribed by its promoters, the remaining issued shares must be offered for subscription by the public. Under the PRC Company Law, the establishment of a company, regardless of the method of incorporation, requires a minimum of five promoters with at least half of the promoters residing in the PRC. A State owned enterprise which is restructured into a joint stock limited company by the public subscription method may have less than five promoters. Under the Special Regulations, a State owned enterprise or an enterprise with the majority of its assets owned by the State can be restructured in accordance with the relevant regulations to become a joint stock limited company and may offer shares for subscription by overseas investors. If such a company is established by the promotion method, there may be less than five promoters and the company may issue new shares once incorporated.

(iii) *Procedures for Establishment of Companies*

The establishment of a company must be approved by the relevant governmental departments authorised by the State Council or by the relevant provincial people's government.

In respect of a company established by the promotion method, the promoters shall elect the board of directors and the members of the supervisory committee after they have paid up in full (in cash or in kind) the amount of shares subscribed by them. The board of directors of the company shall submit the supporting documents such as the company's articles of association and the capital verification report to the State Administration of Industry and Commerce ("SAIC") or Provincial Administration of Industry and Commerce ("PAIC") for registration of the company. In respect of a company established by the public subscription method, the promoters must deliver to the relevant securities administration authority an application for public offering together with other supporting documents including (1) the draft articles of association; (2) prospectus; (3) particulars of receiving banker; (4) name of underwriters; and (5) the underwriting agreement. The promoters may proceed with the public offering of shares only after the approval of the relevant securities administration authority has been obtained. An inaugural meeting of the company shall be convened by the promoters within 30 days after the shares have been paid up in full. Matters required to be transacted at the inaugural meeting include the adoption of the company's articles of association, the election of directors, the election of members of the supervisory committee and the review of the value attributed to the assets injected by the promoters into the company in return for its shares. The board of directors of the company is required to submit the requisite documents to the SAIC or PAIC for registration of the company within 30 days after the inaugural meeting. The date of establishment of a company is the day when its business licence is issued by the SAIC or PAIC.

(iv) *Responsibilities of promoters*

Under the PRC Company Law, the promoters of a company are jointly and severally liable for:

(1) the payment of expenses and liabilities incurred in connection with the establishment of the company if the company cannot be incorporated;

(2) the repayment of subscription monies to the subscribers together with interest at bank rates for a deposit of the same term if the company cannot be incorporated; and

(3) damages suffered by the company as a result of the default of the promoters in the course of the incorporation of the company.

According to the Provisional Regulations Concerning the Issue and Trading of Shares (股票發行及交易管理暫行規定) (the "Provisional Regulations") promulgated by the State Council on 22nd April, 1993, the promoters of a company are required to assume joint responsibility for the accuracy of the contents of the prospectus and to ensure that the prospectus does not contain any misleading statement or omit any material information.

(v) *Shares*

(aa) Registered capital

The registered capital of a company is the total paid up capital of the company registered with the SAIC or PAIC. The minimum registered capital of a company is RMB10,000,000. A company, the shares of which are authorised by the relevant securities administration authority to list on a stock exchange, must have a registered capital of not less than RMB50,000,000. The registered capital of a company shall be divided into shares of equal par value. A company's subscribers may subscribe for shares in cash or by way of injection of assets, industrial property rights, non-patented technology and land use rights provided that shares subscribed for by way of injection of industrial property rights and non-patented technology shall not exceed 20% of the registered capital of a company. Where shares are allotted in return for injection of assets, the assets must be valued and the title of the assets verified before injection.

(bb) Allotment and issue of shares

The issue of shares must be based on the principles of transparency, equality and fairness. The same class of shares must carry equal rights. Where shares are issued at the same time, the terms (including the subscription price) of allotment of each share must be identical to the others of the same class. Shares may be issued at par or at a premium but may not be issued below the par value.

(cc) Registered or bearer shares

Shares may be issued in registered form or bearer form. Shares issued to promoters, State-designated investment institutions and legal persons must be in registered form and may not be held in the names of nominees. Shares issued to the public may be in registered or bearer form. The Special Regulations and the Mandatory Provisions provide that shares issued to foreign investors and listed overseas shall be issued in registered form, denominated in Renminbi and subscribed for in foreign currency. Under the Special Regulations and the Mandatory Provisions, shares issued to foreign investors including investors from the territories of Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan and listed overseas are known as "overseas listed foreign shares", and those shares issued to investors within the PRC other than the territories specified above are known as "domestic shares". A company may offer its shares to the overseas public with approval of the securities administration department of the State Council. The State Council is empowered to prescribe detailed measures in connection with any such offer of shares. In addition to providing for the number of shares to be underwritten, an underwriting agreement may, subject to the prior approval of the securities regulatory authority, make provisions to set aside up to 15% of the overseas listed foreign shares as part of the total number of shares to be offered under the Special Regulations.

A register of shareholders shall be maintained by the company in respect of shares issued in registered form. Information such as the particulars of shareholders, number of shares held by each shareholder and the dates on which the shareholders became holders of the relevant shares are required to be entered into the register. A company is required to record the amount of bearer shares issued, the number designated to each bearer share and the date of issue of each bearer share.

(vi) *Increase of share capital*

Under the PRC Company Law, a company may increase its share capital by means of an issue of new shares subject to the following:

(1) the immediately preceding issue of shares has been subscribed in full and at least a year has elapsed since the date of the immediately preceding share offer but under the Special Regulations, if a company increases its capital by way of an issue of overseas listed foreign shares, the time period elapsed since the last share offer may be less than 12 months;

(2) the company has made a profit in each of the three financial years preceding the new issue of shares and is in a position to distribute dividends to shareholders;

(3) the financial and accounting statements of the company in the three financial years immediately preceding the new issue of shares do not contain any false information; and

(4) the expected dividend yield of the company is in excess of the interest rate of bank deposits for the same period.

An issue of shares shall be approved by shareholders in general meeting. After the shareholders' approval has been obtained, the board of directors of the company shall also obtain the approval of the authorised department of the State Council or that of the provincial people's government. If a company issues shares by way of an offer to the public, the approval of the relevant securities administration authority will also have to be obtained. Upon completion of the subscription of new shares, the company must register the increase in registered capital with the SAIC or PAIC and issue a public notice.

(vii) *Reduction of share capital*

Subject to the minimum registered capital requirements, a company may reduce its registered capital in accordance with the following procedures prescribed by the PRC Company Law:

(1) the company shall prepare a balance sheet and financial statement;

(2) the reduction of registered capital must be approved by shareholders in general meeting;

(3) the company shall inform its creditors of the reduction in capital within 10 days and publish an announcement of the reduction in the newspaper at least three times within 30 days after the resolution approving the reduction has been passed;

(4) the creditors of the company may within the statutory prescribed time limit require the company to pay its debts or provide guarantees covering the debts; and

(5) the company must apply to the SAIC or PAIC for registration of the reduction in registered capital.

(viii) *Repurchase of shares*

A company may not acquire its own shares except in cases where a company effects a cancellation of shares due to a reduction in registered capital or a merger with another company which holds shares in the company or such other purpose permitted by law and administrative regulations. The Mandatory Provisions provide that upon obtaining the necessary approvals in accordance with the articles of association of a company and that of the relevant supervisory authorities, the company may repurchase its issued shares for the foregoing purposes by way of a general offer to the shareholders of the company or purchase on a stock exchange or by way of an off market contract. Under the PRC Company Law, within 10 days following a repurchase of a company's own shares, a company must in accordance with the applicable law and regulations cancel the portion of the shares repurchased, change its registration particulars and issue a public notice.

(ix) *Transfer of shares*

Shares may be transferred in accordance with the relevant law and regulations. A shareholder may only effect a transfer of its shares on a stock exchange established in accordance with law. Registered shares may be transferred after the shareholders endorse their signatures on the back of the share certificates or in any other manner specified by the applicable law and regulations. Shares issued to promoters may not be transferred within three years since the establishment of the company. Shares held by directors, supervisors and the manager of a company may not be transferred during their term of office with the company. There is no restriction under the PRC Company Law as to the percentage shareholding of a single shareholder of a company.

(x) *Shareholders*

Under the PRC Company Law and the Mandatory Provisions, the rights of a shareholder include:

(1) the right to attend and vote in person or to appoint a proxy to attend and vote on his behalf at general meetings of the company;

(2) the right to inspect the articles of association of the company, the minutes of shareholders' meetings and the financial report of the company and to put forward propositions and enquiries relating to the operation of the company;

(3) the right to transfer the shares held by it in accordance with law;

(4) the right to receive the surplus assets of the company in its winding up in proportion to its shareholding; and

(5) the right to apply to the people's court for an injunction if a resolution passed at a shareholders' meeting or directors' meeting has infringed the law or administrative regulations or the legitimate interests of the shareholders.

A shareholder is liable to the company to the extent of the amount of shares he subscribed for. A shareholder may enjoy such other rights and is required to assume such other obligations as specified in the company's articles of association.

(xi) *Shareholders' general meetings*

(aa) Powers of shareholders in general meeting

The shareholders' general meeting is the organ of authority of the company and may exercise the following powers:

(1) to determine the company's business policies and investment plans;

(2) to elect or remove directors and supervisors who are the representatives of shareholders and to fix the remuneration of directors and supervisors;

(3) to consider and approve the reports of directors and supervisors;

(4) to consider and approve the annual financial budget and accounting plans;

(5) to consider and approve the profit distribution plan and plans for recovery of losses;

(6) to approve the increase or reduction in share capital of the company;

(7) to approve the issue of bonds by the company;

(8) to approve the merger, demerger, dissolution and liquidation of the company; and

(9) to approve amendments to the company's articles of association.

(bb) Annual general meetings and extraordinary shareholders' general meetings

Shareholders' general meetings are divided into annual general meetings and extraordinary shareholders' general meetings. Annual general meetings must be held once every year. Extraordinary shareholders' general meetings are general meetings other than annual general meetings and shall be convened within two months after the occurrence of any of the following circumstances:

(1) the number of directors is less than two thirds of the number required under the PRC Company Law or the company's articles of association;

(2) the company's accumulated losses amount to one third of its paid up capital;

(3) upon requisition by holders of not less than 10% of the shares of the company; or

(4) the board of directors or the supervisory committee considers such a meeting necessary.

(cc) Proceedings of shareholders' general meetings

A shareholders' general meeting has to be convened by the board of directors and presided over by the chairman of the board of directors. Under the PRC Company Law, notice of shareholders' meeting shall be given not less than 30 days before the date of the meeting. A company which has bearer shares in issue shall make public announcement of the shareholders' general meeting at least 45 days prior to the meeting being held. Under the Special Regulations and the Mandatory Provisions, 45 days' notice of a shareholders' general meeting is required to be given to shareholders specifying the matters to be considered at and the date and place of the meeting. Under the Special Regulations and the Mandatory Provisions, shareholders who intend to attend a shareholders' general meeting are required to provide the company with a written confirmation of their attendance 20 days prior to the meeting. Shareholders holding 5% or more of the voting rights of a company are entitled, under the Special Regulations, to propose to the company in writing new resolutions to be considered at an annual general meeting and the company shall include any proposed resolutions which are within the powers of a shareholders' general meeting in the agenda of that meeting.

The PRC Company Law does not specify any quorum requirement for a general meeting. The Special Regulations and the Mandatory Provisions provide that a shareholders' general meeting may be held if shareholders holding 50% or more of the voting rights of a company have replied in writing 20 days prior to the proposed date of the meeting that they intend to attend the meeting. In the event that the 50%

level is not attained, a shareholders' general meeting may be held if the company shall within five days after the last day for receipt of the replies notify shareholders by public announcement of the matters to be considered at and the place and date of the meeting.

Each shareholder present at a shareholders' general meeting is entitled to one vote for every share held. A shareholder may appoint a proxy to attend and vote on his behalf at a shareholders' general meeting. Ordinary resolutions proposed at a shareholders' general meeting must be passed by more than half of the votes cast by shareholders present in person or by proxy at the meeting except that (1) amendments to the company's articles of association; (2) the merger, demerger or dissolution of the company; (3) the increase and reduction of capital of and the issue of any class of shares, bonds and securities by the company; (4) other matters which the shareholders' general meeting has resolved by way of ordinary resolution as having a potentially material effect on the company and should be approved by special resolution are required under the Mandatory Provisions to be approved by two thirds or more of the votes so cast.

The Mandatory Provisions require class meetings to be held in the event of a variation or abrogation of the class rights of a class. Holders of domestic shares and holders of overseas listed foreign shares are deemed to be different classes of shareholders.

(xii) *Directors*

(aa) Board of directors

The board of directors of a company shall consist of between five and 19 directors. The term of office of a director shall be prescribed by the company's articles of association provided that a term of office shall not exceed three years. A director may serve consecutive terms if re-elected. The board of directors of a company may exercise the following powers:

(1) to propose to convene shareholders' meetings and report on its work to the shareholders;

(2) to implement resolutions passed by shareholders in general meetings;

(3) to decide on the company's business plans and investment plans;

(4) to formulate annual budgets and accounts of the company;

(5) to formulate profit distribution plans and plans for recovery of losses;

(6) to formulate plans for the increase or decrease in registered capital or plans for issue of bonds;

(7) to formulate plans for the merger, demerger or dissolution of the company;

(8) to decide on the internal management structure of the company;

(9) to appoint or dismiss the manager, and at the recommendation of the manager, employ or dismiss deputy managers and financial controllers and to fix their remuneration; and

(10) to decide on a management control system.

In addition, the Mandatory Provisions provide that the board of directors is also responsible for formulating proposals for amending the articles of association of the company.

(bb) Board meetings

Regular meetings of the board of directors of a company shall be held at least twice every year. Notice of regular board meetings shall be given at least 10 days before the date of the meeting. Notices of any other extraordinary board meetings shall be given in such manner and for such notice period as may be determined by the board of directors.

A board meeting shall be attended by more than half of the directors. A director may attend a board meeting personally or may appoint another director as his alternate to attend on his behalf. All board resolutions must be passed by the affirmative votes of more than half of the directors. All resolutions passed at a board meeting shall be recorded in the minutes of the relevant meeting and the minutes shall be signed by the directors who attended the meeting and the person who recorded the minutes. If any board resolution contravenes any applicable laws and regulations or the company's articles of association and results in substantial damages to the company, any director who participated in passing the resolution (except those who voted against the resolution and whose dissenting vote is recorded in the relevant minutes) shall be personally liable to the company.

(cc) Chairman of the board of directors

The board of directors shall appoint a chairman. The appointment of the chairman shall be approved by more than half of the directors. The chairman is the legal representative of the company and may exercise the following powers:

(1) to preside over shareholders' general meetings and convene and preside over meetings of the board of directors;

(2) to examine the implementation of resolutions of the board of directors; and

(3) to sign the share certificates and bonds issued by the company.

(dd) Qualification of directors

The PRC Company Law provides that the following persons are not eligible to act as directors:

(1) a person who is unable or has limited ability to undertake any civil liabilities;

(2) a person who has been convicted of offences relating to bribery, corruption, appropriation of property, or the destruction of social economic order, where less than five years have elapsed since the date of completion of the sentence; or a person who has been deprived of his political rights where less than five years have elapsed since completion of such deprivation;

(3) a person who is a former director, factory manager or manager of a company or enterprise which has become bankrupt or has been liquidated due to mismanagement and who is personally liable for the bankruptcy or liquidation of such company or enterprise, where less than three years have elapsed since the date of the completion of the liquidation of the company or enterprise;

(4) a person who has been a legal representative of a company enterprise the business licence of which has been revoked due to unlawful operation by the enterprise and the person is personally responsible for such revocation, where less than three years has elapsed since the date of such revocation;

(5) a person who is liable for a relatively large amount of debt which has not been repaid when due; or

(6) a person who is a State civil servant.

Other circumstances under which a person is disqualified from acting as a director of a company are set out in the Mandatory Provisions which have been incorporated in the Articles of Association.

(xiii) *Supervisory committee*

A company is required to establish a supervisory committee comprising not less than three members. The supervisory committee is responsible for:

(1) examining the financial matters of the company;

(2) supervising the directors and manager of the company to ensure that they carry out their duties in compliance with the relevant laws and regulations and the company's articles of association;

(3) requiring the directors and manager to rectify any action which adversely affects the interests of the company;

(4) proposing the convening of shareholders' general meetings; and

(5) carrying out other duties specified in the company's articles of association. A supervisor is also required to attend board meetings. Under the Supplemental Amendments, resolutions of a supervisory committee are required to be passed by the affirmative votes of two thirds or more of the supervisors. Members of the supervisory committee shall comprise representatives elected by the workers of the company and representatives elected by shareholders in general meeting in an appropriate proportion specified in the company's articles of association. A director, manager or financial controller of the company cannot become a supervisor. The term of office of a supervisor is three years and a supervisor may serve consecutive terms if re-elected. The circumstances under which a person is disqualified from acting as a director of a company under the PRC Company Law and the Mandatory Provisions apply mutatis mutandis to a supervisor of the company.

(xiv) *Manager and officers*

The company shall have a manager who shall be appointed or removed by the board of directors. The manager is accountable to the board of directors and may exercise the following powers:

(1) to supervise the production, business and administration of the company and to organise the implementation of resolutions of the board of directors;

(2) to organise the implementation of the company's business and investment plans;

(3) to formulate plans for the establishment of the company's internal management structure;

(4) to formulate the basic administration system of the company;

(5) to formulate the company's internal rules;

(6) to recommend the appointment and dismissal of deputy managers and the financial controller and appoint or dismiss other administration officers (other than those required to be appointed or dismissed by the board of directors);

(7) to attend board meetings; and

(8) other powers conferred by the board of directors or the company's articles of association.

The Special Regulations provide that the officers of a company shall include its financial controller, company secretary and other executives specified in the company's articles of association. The circumstances under which a person is disqualified from acting as a director of a company under the PRC Company Law and the Mandatory Provisions apply mutatis mutandis to managers and officers of the company.

(xv) *Duties of directors, supervisors, managers and officers*

A director, supervisor, manager and an officer of a company are required under the PRC Company Law to comply with the relevant law, regulations and the company's articles of association, carry out their duties honestly, and protect the interests of the company. The Special Regulations and the Mandatory Provisions provide that a director, a supervisor, a manager or an officer of a company owes fiduciary duties to the company and are required to perform their duties faithfully, protect the interests of the company and not to make use of their positions in the company for their own benefit. A director, supervisor, manager and an officer of a company is also under a duty of confidentiality to the company and is prohibited from divulging the secret information of the company save as permitted by the relevant law and regulations or by the shareholders. A director, supervisor, manager or an officer who contravenes any law, regulation or the company's articles of association in the performance of his duties which resulted in any loss to the company shall be personally liable to the company.

(xvi) *Finance and accounting*

A company is required to establish a financial and accounting system in accordance with the relevant law and the regulations stipulated by the Ministry of Finance of the State Council. A company is required to prepare its financial statements at the end of each financial year comprising its balance sheet, profit and loss account, a statement on financial status and changes of financial status and a profit distribution statement. The financial statements shall be made available for inspection by the shareholders of the company at least 20 days prior to the annual general meeting of the company. A company established by the public subscription method must publish its financial statements by way of public announcement. A company is required to make the following transfers from its after tax profit before distributing its profits to the shareholders of the company:

(1) 10% of its after tax profit to the statutory common reserve of the company provided that no further transfer is required to be made if the accumulated statutory common reserve exceeds/reaches 50% of the registered capital of the company;

(2) between 5% and 10% of its after tax profit to the statutory public welfare fund;

(3) subject to the shareholders' approval in shareholders' general meeting and after transfer of the requisite amount to the statutory common reserve, the amount from the after tax profit of the company to the discretionary common reserve; and

(4) any balance of the after tax profit after making up losses and transfers to the common reserve and statutory public welfare fund shall be distributed to the shareholders in proportion to their respective shareholdings in the company.

When a company's statutory common reserve is insufficient to make up for the company's losses for the previous year, the profits of the company for the current year shall be applied to make up such losses before making allocations in accordance with the foregoing requirements to the statutory common reserve and the statutory public welfare fund. The common reserve of a company comprises the statutory common reserve, discretionary common reserve and the capital common reserve. The capital common reserve of a company is made up of the premium over the nominal value of the shares of the company and other amounts required by the relevant governmental authority to be treated as the capital common reserve.

The common reserve of a company shall be applied for the following purposes:

(1) to make up the company's losses;

(2) to expand the business operations of the company; and

(3) to pay up the registered capital of the company by the issue of new shares to shareholders in proportion to their existing shareholdings in the company or by increasing the par value of the shares currently held by the shareholders provided that if the statutory common reserve is converted into registered capital, the balance of the statutory common reserve after such conversion shall not be less than 25% of the registered capital of the company.

The statutory public welfare fund shall be applied for the collective welfare of the company's employees.

(xvii) *Appointment and retirement of auditors*

The Special Regulations require a company to employ an independent PRC qualified firm of accountants to audit the company's annual financial statements and review other financial reports. The auditors are to be appointed for a term commencing from their appointment at an annual general meeting to the close of the next annual general meeting. If a company removes or ceases to continue to appoint its existing auditors, it is required by the Special Regulations to give prior notice to the auditors and the auditors are entitled to make representations before the shareholders in general meeting. The auditors who resigned from their office should make a statement to the shareholders stating whether or not the company has undertaken any inappropriate transactions. The appointment, removal or non renewal of appointment of auditors shall be decided by the shareholders and shall be registered with the CSRC.

(xviii) *Distribution of profits*

The Special Regulations provide that the dividends and other distributions payable to holders of overseas listed foreign shares shall be declared and calculated in Renminbi and paid in foreign currency. Under the Mandatory Provisions, the payment of foreign currency to shareholders shall be made through a receiving agent.

(xix) *Amendments to articles of association*

Amendments to a company's articles of association must be approved by two thirds or more of the votes cast by shareholders present at the shareholders' general meeting. A company must change its registration particulars in accordance with the applicable law if any amendments to its articles of association involving registration matters are adopted.

(xx) *Merger and demerger*

The merger or demerger of a company shall be approved by the shareholders in general meeting and the relevant governmental authority. The merger of a company may be effected either by way of absorption followed by the dissolution of the company being absorbed or by the establishment of a new entity followed by the dissolution of the original entities. All parties to a merger are required to sign a merger agreement and to prepare their respective balance sheets and inventory of assets. Each relevant party to a merger shall notify the creditors of the merger within 10 days and publicly announce the merger in the newspapers at least three times within 30 days after the resolution approving the merger has been passed. The creditors are required within the statutory prescribed time limit to request the company to repay any outstanding indebtedness or provide guarantees covering such indebtedness. Any company which is unable to repay its debts or provide such guarantees is prohibited from proceeding with the merger. A company is required to prepare its balance sheet and inventory of assets prior to its demerger. Similar requirements on notification of the demerger to creditors, publication of notice of the demerger and repayment of or provision of guarantees to creditors are applicable to the case of a demerger. Any changes in the registrar's particulars of the companies resulting from merger or demerger should be re-registered with the company registration authority in accordance with the law.

(xxi) *Dissolution and liquidation*

Under the PRC Company Law, a company shall be dissolved and liquidated if any of the following events shall occur:

(1) the term of its operations stipulated in the company's articles of association has expired or on the occurrence of an event provided in the company's articles of association which triggers the dissolution of the company;

(2) the shareholders in general meeting have resolved to dissolve the company by special resolution;

(3) a merger or demerger of the company which requires the company to be dissolved;

(4) the declaration of the bankruptcy of the company according to law by reason of its not being able to pay its debts when become due and payable; or

(5) the company has been ordered to close down as a result of violation of the law or administrative regulations.

Where a company is dissolved in any of the circumstances referred to in (1) or (2) above, the shareholders in general meeting shall within 15 days of the occurrence of the event appoint the members of the liquidation committee. If the liquidation committee is not established within the specified time, the creditors of the company may apply to the people's court to appoint the members of the liquidation committee. The people's court or the relevant supervising department shall organise a liquidation committee to conduct the liquidation. A liquidation committee shall comprise shareholders, the relevant department and the relevant professional personnel if the company is dissolved in the circumstances described in (4) or (5) above. A liquidation committee shall be responsible for dealing with the assets of the company, preparing a balance sheet and an inventory of the company's assets, notifying the creditors of the company's dissolution, handling the outstanding business of the company, discharging the outstanding indebtedness (including unpaid taxes) of the company, distributing the company's surplus assets after repayment of all its indebtedness and representing the company in all civil litigation. A liquidation committee is required to notify the creditors of the dissolution of the company within 10 days after its establishment and issue a public announcement of the dissolution of the company at least three times within 60 days after its establishment. A creditor is required to lodge its claim with the liquidation committee within the statutory prescribed time limit.

The company's assets shall be applied to pay all expenses incurred in connection with the liquidation, the employees' wages and the indebtedness of the company. Any surplus assets after discharge of the company's liabilities shall be distributed to the shareholders in proportion to their respective shareholdings in the company. If the assets of the company are insufficient to repay/discharge its indebtedness, the liquidation committee shall apply to the people's court for a declaration of insolvency and shall transfer the liquidation proceedings to the people's court.

A company cannot engage in any new business operations during its liquidation. On completion of the liquidation process, the liquidation committee is required to submit a liquidation report to the shareholders in general meeting and the relevant administrative department for confirmation. The liquidation committee is also required to apply to the SAIC or PAIC for the cancellation of the company's registration and to make a public announcement of the company's dissolution following such cancellation. Members of the liquidation committee are required to discharge their duties honestly and in compliance with laws. A member of the liquidation committee is liable to indemnify the company and its creditors in respect of any loss arising from his willful or material default.

(xxii) *Overseas listing*

The shares of a company shall only be listed overseas after obtaining approval from the CSRC and the listing must be arranged in accordance with procedures specified by the Special Regulations. According to the Special Regulations and the Mandatory Provisions, a company's plan to issue overseas listed foreign shares and domestic shares which has been approved by the CSRC may be implemented by its board of directors separately within 15 months after approval is obtained from the CSRC.

(xxiii) *Loss of shares certificates*

In the event that share certificates in registered form are either stolen or lost, a shareholder may apply, in accordance with the relevant provisions set out in the PRC Civil Procedure Law, to a people's court for a declaration that such certificates will no longer be valid. After such a declaration has been made by the people's court, the shareholder may apply to the company for the issue of replacement certificates. A separate procedure regarding the loss of H Share certificates is provided in the Mandatory Provisions and which has been incorporated into the Articles of Association, a summary of which is set out in appendix VII to this prospectus.

(xxiv) *Suspension and termination of listing*

A company which is listed on a stock exchange may have its listing suspended by the securities administration department of the State Council if any of the following shall occur:

(1) the registered capital of the company or the distribution of the company's shares no longer complies with the relevant listing requirements;

(2) the company has failed to disclose its financial position in accordance with the relevant law and regulations or the financial report of the company contains false information;

(3) the company has committed a material breach of the law; or

(4) the company has incurred losses for each of the immediately preceding three years.

If the circumstances referred to in (2) and (3) above have occurred and investigation has established that the consequences are serious, or if the circumstances referred to in (1) and (4) above have occurred and the situation has not been rectified within the time stipulated, the securities administration department of the State Council may decide to terminate the listing of a company's shares. The securities administration department of the State Council may also terminate the listing of a company's shares in the event that the company has resolved to be wound up or is ordered by the relevant governmental authority to be dissolved, or the company is declared insolvent.

(g) **Securities Law and Regulations**

At present, the PRC has promulgated a number of regulations in relation to the issue and trading of shares and disclosure of information.

In early 1993, the State Council established the Securities Commission and the CSRC. The Securities Commission is responsible for co-ordinating the drafting of securities regulations, formulating securities related polices, planning the development of securities markets, directing, coordinating and supervising all securities related institutions in the PRC and administering the CSRC. The CSRC is the regulatory arm of the Securities Commission and is responsible for the drafting of regulatory provisions of securities markets, supervising securities companies, regulating public offers of securities by PRC companies in the PRC or overseas, regulating the trading of securities, compiling securities related statistics and undertaking research and analysis.

On 22nd April, 1993, the State Council promulgated the Provisional Regulations Concerning the Issue and Trading of Shares (股票發行及交易管理暫行規定) (the "Securities Provisional Regulations"). These regulations deal with the application and approval procedures for public offerings of equity securities, trading in equity securities, the acquisition of listed companies, deposit, settlement, clearing and transfer of listed equity securities, the disclosure of information with respect to a listed company, investigation and penalties and dispute settlement. These regulations specifically provide that the offer of shares by a PRC company directly and indirectly outside the PRC require the approval of the Securities Commission and also provide that separate measures be promulgated in relation to the issue of and trading in special Renminbi-denominated shares. However, (i) if a PRC joint stock limited company proposes to issue Renminbi denominated ordinary shares as well as special Renminbi-denominated shares, it has to comply with the Securities Provisional Regulations; and (ii) provisions of the Securities Provisional Regulations in relation to acquisitions of listed companies and disclosure of information are expressed to apply to companies listed on a stock exchange in general without being confined to companies listed on any particular stock exchange. Such provisions may, therefore, be applicable to joint stock limited companies with shares listed on a stock exchange outside the PRC including, for instance, joint stock limited companies with shares listed on the Stock Exchange.

On 12th June, 1993, the CSRC promulgated the Implementation Measures (Provisional) on Disclosure of Information by Companies making Public Offerings of Shares (公開發行股票公司信息披露實施細則試行) pursuant to the Securities Provisional Regulations. Under these measures, the CSRC is responsible for supervising the disclosure of information by companies which have offered shares to the public in the PRC. These measures contain provisions regarding prospectuses and listing reports to be issued in connection with a public offering of shares in the PRC, publication of interim and final reports and announcement of material transactions or matters by companies which have offered shares to the public. Material transactions or matters are those the occurrence of which may have a material effect on the share price of a company. They include changes to a company's articles of association or registered capital, removal of auditors, mortgage or disposal of major operating assets or writing down the value of such assets where the amount being written down exceeds 30% of the total value of such assets, revocation by a court of any resolution passed by the shareholders or the supervisors of a company and the merger or demerger of a company. These measures also contain disclosure provisions in relation to acquisition of listed companies which supplement the requirements contained in the Securities Provisional Regulations.

On 15th August, 1993, the Securities Commission promulgated the Provisional Measures Prohibiting Fraudulent Conduct Relating to Securities (禁止證券欺詐行為暫行辦法). The prohibitions imposed by these measures include the use of insider information in connection with the issue of or trading in securities (insider information being defined to include undisclosed material information known to any insider, which may affect the market price of securities); the use of funds or information or through an abuse of power in creating a false or *disorderly market or influencing the market price of securities or inducing investors to make* investment decisions without knowledge of actual circumstances; and the making of any statement in connection with the issue of and trading in securities which is false or materially misleading or in respect of which there is any material omission. Penalties imposed for contravening any of the provisions of the measures include fines, confiscation of profits and suspension of trading. In serious cases, criminal liability may be imposed.

On 4th July, 1994, the State Council promulgated the Special Regulations. These provisions deal mainly with the issue, subscription, trading and declaration of dividends and other distributions of foreign capital stock listed aboard and disclosure of information, articles of association of joint stock limited companies having foreign capital stock listed aboard.

On 25th December, 1995, the State Council promulgated the Regulations of the State Council Concerning Domestic Listed Foreign Shares of Joint Stock Limited Companies (國務院關於股份有限公司境內上市外資股的規定). These regulations deal mainly with the issue, subscription, trading and declaration of dividends and other distributions of domestic listed foreign shares and disclosure of information of joint stock limited companies having domestic listed foreign shares.

On 29th December, 1998, the Standing Committee of the NPC promulgated the Securities Law of the PRC (中華人民共和國證券法) which came into effect on 1st July, 1999. This is the first national securities law in the PRC and is the fundamental law comprehensively regulating activities such as the issuance and trading of securities in the PRC securities market. The Securities Law is applicable to the issuance and trading in the PRC of shares, company bonds and other securities designated by the State Council according to law. Where the Securities Law does not apply, the provisions of the PRC Company Law and other applicable laws and administrative regulations will apply.

On 29th March, 1999, the State Economic and Trade Commission and the CSRC promulgated the Opinion on the Further Promotion of the Regular Operation and In-Depth Reform of Companies Listed Overseas (關於進一步促進境外上市公司規範運作和深化改革的意見) (the "Opinion"), which is aimed at regulating the internal operation and management of PRC companies listed overseas. The Company will be subject to the Opinion upon listing of the H Shares on the Stock Exchange. The Opinion regulates, amongst others, the appointments and functions of external directors and independent directors in the board of directors; and the appointment and functions of external and independent supervisors in the supervisory committee.

(h) Legal Opinion

Jingtian & Gongcheng, Beijing, the Company's legal adviser on PRC laws, has sent to the Company an opinion dated 4th June, 2004 confirming that it has reviewed the summary of relevant PRC laws and regulations contained in appendices VI, VII, VIII and IX to this prospectus and all other references to PRC laws and regulations in other sections of this prospectus, and that, in its opinion, such summaries are correct and accurate and not misleading. A copy of such opinion is available for inspection as referred to in the paragraph headed "Documents available for inspection" in appendix IX to this prospectus. Any person wishing to have detailed advice on PRC laws and regulations is recommended to seek independent legal advice.

2. HONG KONG LAWS AND REGULATIONS

(a) Company Law

The Hong Kong law applicable to a company having a share capital and incorporated in Hong Kong is based on the Companies Ordinance and supplemented by common law. The Company, which is a joint stock limited company established in the PRC seeking a Listing is governed by the PRC Company Law which came into effect on 1st July, 1994 and all other rules and regulations promulgated pursuant to the PRC Company Law applicable to a joint stock limited company established in the PRC issuing overseas listed foreign shares to be listed on the Stock Exchange.

Set out below is a summary of the material differences between the Hong Kong company law applicable to a company incorporated in Hong Kong and the PRC Company Law applicable to a joint stock limited company incorporated and existing under the PRC Company Law. This summary is, however, not intended to be an exhaustive comparison:

(i) *Corporate existence*

Under Hong Kong company law, a company having a share capital is incorporated by the Registrar of Companies in Hong Kong issuing a certificate of incorporation and upon its incorporation, a company will acquire an independent corporate existence. A company may be incorporated as a public company or a private company. The articles of association of a private company incorporated in Hong Kong are required by the Companies Ordinance to contain certain pre-emptive provisions. A public company does not contain such pre-emptive provisions in its articles of association.

Under the PRC Company Law, a company may be incorporated by either the promotion method or the public subscription method. A company established by the public subscription method will only acquire its corporate existence after it has completed its initial share offering to the public and such a company may only issue further shares after a year has elapsed since its last share offer. The PRC Company Law requires a state-owned enterprise to be converted into a joint stock limited company by the public subscription method in the event that there are less than five promoters. Under the PRC Company Law, a company which is authorised by the relevant securities administration authority to list its shares on a stock exchange must have a registered capital of not less than RMB50,000,000. Hong Kong law does not prescribe any minimum capital requirements for a Hong Kong company. Under the PRC Company Law, the shares allotted by a joint stock limited company in return for injection of industrial property rights and non-patented technology shall not exceed 20% of the registered capital of a company. There is no such restriction on a Hong Kong company under Hong Kong law.

(ii) *Share capital*

Under Hong Kong law, the authorised share capital of a Hong Kong company is the amount of share capital which the company is authorised to issue and a company is not bound to issue the entire amount of its authorised share capital. For a Hong Kong company, the authorized share capital may be larger than the issued share capital. Hence, the directors of a Hong Kong company may, with the prior approval of the shareholders, if required, cause the company to issue new shares. The PRC Company Law does not recognise the concept of authorised share capital. The registered capital of a joint stock limited company is the amount of the issued share capital. Any increase in registered capital must be approved by the shareholders in general meeting and by the relevant PRC governmental and regulatory authorities.

(iii) *Restrictions on shareholding and transfer of shares*

Under PRC law, the domestic shares ("domestic shares") in the share capital of a joint stock limited company which are denominated and subscribed for in Renminbi may only be subscribed or traded by the State, PRC legal and natural persons. The overseas listed foreign shares ("foreign shares") issued by a joint stock limited company which are denominated in Renminbi and subscribed for in a currency other than Renminbi may only be subscribed and traded by investors from Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan or any country and territory outside the PRC. Under the PRC Company Law, shares in a joint stock limited company held by its promoters cannot be transferred within three years after the date of establishment of the company. Shares in a joint stock limited company held by its directors, supervisors and manager cannot be transferred during their respective terms of office. There are no such restrictions on shareholdings and transfers of shares under Hong Kong law.

(iv) *Financial assistance for acquisition of shares*

The PRC Company Law does not contain any provision prohibiting or restricting a joint stock limited company or its subsidiaries from providing financial assistance for the purpose of an acquisition of its own or its holding company's shares. The Mandatory Provisions contain certain restrictions on a company and its subsidiaries providing such financial assistance similar to those under Hong Kong company law.

(v) *Variation of class rights*

Under Hong Kong company law, if the share capital of a company is divided into different classes of shares, special rights attaching to any class of shares may only be varied if approved by a specified proportion of the holders of the relevant class. The PRC Company Law does not contain any specific provision relating to variation of class rights.

Under the Mandatory Provisions, class rights may not be varied or abrogated unless approved by a special resolution of shareholders in general meeting and by two thirds or more of the votes cast by shareholders of the affected class present in person or by proxy at a separate class meeting. For the purpose of a variation of class rights, domestic shares and foreign shares are treated as separate classes of shares except in the case of (i) an issue of shares by the joint stock limited company in any 12 month period either separately or concurrently following the approval by a special resolution of shareholders in general meeting not exceeding 20% of each of the issued domestic shares and foreign shares existing as at the date of such special resolution; and (ii) an issue of domestic shares and foreign shares in accordance with the plan of the company approved by the securities authority and which are completed within 15 months following the establishment of the company. The Mandatory Provisions contain detailed provisions relating to circumstances which are deemed to constitute a variation of class rights.

(vi) *Directors*

The PRC Company Law, unlike Hong Kong company law, does not contain any requirements relating to the declaration of interests in material contracts, restrictions on interested directors being counted towards the quorum of and voting at a meeting of the board of directors at which a transaction in which a director is interested is being considered, restrictions on directors' authority in making major dispositions, restrictions on companies providing certain benefits such as loans to directors and guarantees in respect of directors' liability and prohibition against compensation for loss of office without shareholders' approval. The Mandatory Provisions, however, contain requirements and restrictions in relation to the foregoing matters similar to those applicable under Hong Kong law.

(vii) *Supervisory committee*

Under the PRC Company Law, the board of directors of a joint stock limited company is subject to the supervision of a supervisory committee but there is no mandatory requirement for the establishment of a supervisory committee for a company incorporated in Hong Kong. The Mandatory Provisions provide that each supervisor owes a duty, in the exercise of his powers, to act in good faith and honestly in what he considers to be in the best interests of the company and to exercise the care, diligence and skill that a reasonably prudent person would exercise under comparable circumstances.

(viii) *Derivative action by minority shareholders*

Hong Kong law permits minority shareholders to start a derivative action on behalf of all shareholders against directors who have been guilty of a breach of their fiduciary duties to the company, if they control a majority of votes at a general meeting thereby effectively preventing a company from suing the directors in breach of their duties in its own name. Although the PRC Company Law gives a shareholder of a joint stock limited company the right to initiate proceedings in the people's court to restrain the implementation of any resolution passed by shareholders in general meeting or by the board of directors which violates any law or infringes the lawful rights and interests of shareholders, the PRC law does not have a form of proceedings which is the same as a derivative action. The Mandatory Provisions, however, provide remedies to the company against directors, supervisors and officers in breach of their duties to the company. In addition, every director and supervisor of a joint stock limited company applying for a listing of its foreign shares on the Stock Exchange is required to give an undertaking in favour of the company to comply with the company's articles of association. This allows minority shareholders to act against directors and supervisors in default.

(ix) *Protection of minorities*

Under Hong Kong law, a shareholder who complains that the affairs of a company incorporated in Hong Kong are conducted in a manner unfairly prejudicial to his interests may petition to court to either wind up the company or make an appropriate order regulating the affairs of the company. In addition, on the application of a specified number of members, the Financial Secretary may appoint inspectors who are given extensive statutory powers to investigate the affairs of a company incorporated in Hong Kong. The PRC law does not contain similar safeguards. The Mandatory Provisions, however, contain provisions to the effect that a controlling shareholder may not exercise its voting rights in a manner prejudicial to the interests of the shareholders generally or of some part of the shareholders of a company to relieve a director or supervisor of his duty to act honestly in the best interests of the company or to approve the expropriation by a director or supervisor of the company's assets or the individual rights of other shareholders.

(x) *Notice of shareholders' meetings*

Under the PRC Company Law, notice of a shareholders' general meeting must be given not less than 30 days before the meeting or, in the case of a company having bearer shares, a public announcement of a shareholders' general meeting must be made at least 45 days prior to it being held. Under the Special Regulations and the Mandatory Provisions, 45 days' written notice must be given to all shareholders and shareholders who wish to attend the meeting must reply in writing 20 days before the date of the meeting. For a company incorporated in Hong Kong, the minimum notice periods of a general meeting convened for passing an ordinary resolution and a special resolution are 14 days and 21 days, respectively; and the notice period for an annual general meeting is 21 days.

(xi) *Quorum for shareholders' meetings*

Under Hong Kong law, the quorum for a general meeting is provided for in the articles of association of the company, which shall not be less than two members, unless the company is a single member company. The PRC Company Law does not specify any quorum requirement for shareholders' general meeting but the Special Regulations and the Mandatory Provisions provide that a company's general meeting can be convened when replies to the notice of that meeting have been received from shareholders whose shares represent 50% of the voting rights in the company at least 20 days before the proposed date of the meeting. If that 50% level is not achieved, the company shall within five days notify shareholders by public announcement and the shareholders' general meeting may be held thereafter.

(xii) *Voting*

Under Hong Kong law, an ordinary resolution is passed by a simple majority of votes cast by members present in person or by proxy at a general meeting and a special resolution is passed by a majority of not less than three fourths of votes cast by members present in person or by proxy at a general meeting. Under the PRC Company Law, the passing of any resolution requires one half or more of the votes cast by shareholders present in person or by proxy at a shareholders' general meeting except in cases of proposed amendment to the articles of association, merger, demerger or dissolution of a joint stock limited company which requires two thirds or more of votes cast by shareholders present in person or by proxy at a shareholders' general meeting.

(xiii) *Financial disclosure*

A joint stock limited company is required under the PRC Company Law to make available at its office for inspection by shareholders its annual balance sheet, profit and loss account, changes in financial position and other relevant annexures 20 days before the annual general meeting of shareholders. In addition, a company established by the public subscription method under the PRC Company Law must publish its financial statements. The annual balance sheet has to be verified by registered accountants. The Companies Ordinance requires a company to send to every shareholder a copy of its balance sheet, auditors' report and directors' report which are to be laid before the company in its annual general meeting not less than 21 days before such meeting.

A joint stock limited company is required under the PRC law to prepare its financial statements in accordance with the PRC accounting standards. The Mandatory Provisions require that the company must, in addition to preparing accounts according to the PRC standards, have its accounts prepared and audited in accordance with International Accounting Standards or Hong Kong accounting standards and its financial statements must also contain a statement of the financial effect of the material differences (if any) from the financial statements prepared in accordance with the PRC accounting standards.

The Special Regulations require that there should not be any inconsistency between the information disclosed within and outside the PRC and that, to the extent that there are differences in the information disclosed in accordance with the relevant PRC and overseas laws, regulations and requirements of the relevant stock exchanges, such differences should also be disclosed simultaneously.

(xiv) *Information on directors and shareholders*

Under the PRC Company Law, neither the public nor the shareholders of a joint stock limited company have access to information on its directors and shareholders. Under the Mandatory Provisions, shareholders have the right to inspect and copy (at reasonable charges) certain information about shareholders and directors similar to that available under Hong Kong law to shareholders of a company incorporated in Hong Kong.

(xv) *Receiving agent*

Under both the PRC and Hong Kong law, dividends once declared become debts payable to shareholders. The limitation period for debt recovery action under Hong Kong law is six years while that under the PRC law is two years. The Mandatory Provisions require the appointment of a trust company registered under the Hong Kong Trustee Ordinance (Chapter 29 of the Laws of Hong Kong) as receiving agent to receive on behalf of holders of foreign shares dividends declared and all other monies owed by a joint stock limited company in respect of such foreign shares.

(xvi) *Corporate reorganisation*

Corporate reorganisation involving a company incorporated in Hong Kong may be effected in a number of ways, such as a transfer of the whole or part of the business or property of the company in the course of being wound up voluntarily to another company pursuant to section 237 of the Companies Ordinance or a compromise or arrangement between the company and its creditors or between the company and its members pursuant to section 166 of the Companies Ordinance which requires the sanction of the court. Under PRC law, the merger or demerger of a joint stock limited company has to be approved by shareholders in general meeting and by the relevant governmental authorities.

(xvii) *Arbitration of disputes*

In Hong Kong, disputes between shareholders and a company incorporated in Hong Kong or its directors may be resolved through the courts. The Mandatory Provisions provide that such disputes should be submitted to arbitration at either the HKIAC or the CIETAC, at the claimant's choice.

(xviii) *Mandatory transfers*

Under the PRC Company Law, a joint stock limited company is required to make transfers equivalent to certain prescribed percentages of its after tax profit to the statutory common reserve and statutory public welfare fund. There are no such requirements under Hong Kong law.

(b) **Listing Rules**

The Listing Rules provide additional requirements which apply to an issuer which is incorporated in the PRC as a joint stock limited company and seeks a primary listing or whose primary listing is on the Stock Exchange. Set out below is a summary of such principal additional requirements which apply to the Company:

(i) *Sponsor*

The Company is required to retain for at least one year following its listing or such shorter period as the Stock Exchange may in its absolute discretion permit, the services of the sponsor for its listing, or other financial adviser or professional firm which is acceptable to the Stock Exchange, to provide the Company with professional advice on continuous compliance with the Listing Rules, and to act at all times, in addition to the two authorised representatives of the Company, as the Company's principal channel of communication with the Stock Exchange. The appointment of the sponsor may not be terminated until a replacement acceptable to the Stock Exchange has been appointed. If the Stock Exchange is not satisfied that the sponsor is fulfilling its responsibilities adequately, it may require the issuer to terminate the sponsor's appointment and appoint a replacement as soon as possible.

(ii) *Accountants' report*

An accountants' report for a PRC issuer will not normally be regarded as acceptable unless the relevant accounts have been audited to a standard comparable to that required in Hong Kong. Such report will normally be required to conform to either Hong Kong or international accounting standards.

(iii) *Process agent*

The Company is required to appoint and maintain a person authorised to accept service of process and notices on its behalf in Hong Kong throughout the period during which its securities are listed on the Stock Exchange and must notify the Stock Exchange of his appointment, the termination of his appointment and his contact particulars.

(iv) *Independent non-executive directors and supervisors*

The independent non-executive directors of a PRC issuer are required to demonstrate an acceptable standard of competence and adequate commercial or professional expertise to ensure that the interests of the general body of shareholders will be adequately represented. The supervisors of a PRC issuer must have the character, expertise and integrity and be able to demonstrate a standard of competence commensurate with their position as supervisors.

(v) *Restrictions on purchase and subscription of its own securities*

Subject to governmental approvals and the provisions of the Articles of Association, the Company may repurchase its own H shares on the Stock Exchange in accordance with the provisions of the Listing Rules. Approval by way of special resolution of the holders of domestic shares and the holders of H shares at separate class meetings conducted in accordance with the Articles of Association is required for share repurchases. In seeking approvals, the Company is required to provide information on any proposed or actual purchases of all or any of its equity securities, whether or not listed or traded on the Stock Exchange. The Directors must also state the consequences of any purchases which will arise under either or both of the Code on Takeovers and Mergers and any similar PRC law of which the directors are aware, if any. Any general mandate given to the directors to repurchase H shares must not exceed 10% of the total amount of existing issued H shares of the Company.

(vi) *Mandatory Provisions*

With a view to increasing the level of protection afforded to investors, the Stock Exchange requires the incorporation, in the articles of association of a PRC company whose primary listing is on the Stock Exchange, of the Mandatory Provisions and provisions relating to the change, removal and resignation of auditors, class meetings and the conduct of the supervisory committee of the Company. Such provisions have been incorporated into the Articles of Association, a summary of which is set out in appendix VII to this prospectus.

(vii) *Redeemable shares*

The Company must not issue any redeemable shares unless the Stock Exchange is satisfied that the relative rights of the holders of the H shares are adequately protected.

(viii) *Pre-emptive rights*

Except in the circumstances mentioned below, the Directors are required to obtain the approval by a special resolution of shareholders in general meeting, and the approvals by special resolutions of the holders of domestic shares and H shares (each being otherwise entitled to vote at general meetings) at separate class meetings conducted in accordance with the Articles of Association, prior to (1) authorising, allotting, issuing or granting shares or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares or such convertible securities; or (2) any major subsidiary of the Company making any such authorisation, allotment, issue or grant so as materially to dilute the percentage equity interest of the Company and its shareholders in such subsidiary.

No such approval will be required, but only to the extent that, the existing shareholders of the Company have by special resolution in general meeting given a mandate to the Directors, either unconditionally or subject to such terms and conditions as may be specified in the resolution, to authorise, allot or issue, either separately or concurrently, domestic shares and H shares subject to a restriction that in any 12 month period (commencing on the date on which shareholders pass such special resolution) the aggregate number of domestic shares allotted or agreed to be allotted must not exceed the aggregate of 20% of the issued domestic share capital of the Company and the aggregate number of H shares allotted or agreed to be allotted must not exceed the aggregate of 20% of the issued H share capital of the Company, in each case as at the date of the passing of the relevant special resolution.

(ix) *Supervisors*

The Company is required to adopt rules governing dealings by its Supervisors in securities of the Company in terms no less exacting than those of the model code (set out in appendix 10 to the Listing Rules) issued by the Stock Exchange. The restriction on the Company or any of its subsidiaries entering into a service contract which exceeds 3 years in duration with a Director or proposed Director of the Company or its subsidiary without the prior approval of the shareholders in a general meeting at which the relevant Director did not vote on the matter also applies to a service contract of such duration between the Company or its subsidiary with a Supervisor or proposed Supervisor.

(x) *Amendment to the Articles of Association*

The Company is required not to permit or cause any amendment to be made to its Articles of Association which would cause the same to cease to comply with the mandatory provisions of the Listing Rules relating to such Articles of Association.

(xi) *Documents for inspection*

The Company is required to make available at a place in Hong Kong for inspection by the public and shareholders free of charge, and for copying by shareholders at reasonable charges the following:

- a complete duplicate register of shareholders;
- a report showing the state of the issued share capital of the Company;
- the Company's latest audited financial statements and the reports of the Directors, auditors and Supervisors (if any) thereon;
- special resolutions of the Company;
- reports showing the number and nominal value of securities repurchased by the Company since the end of the last financial year, the aggregate amount paid for such securities and the maximum and minimum prices paid in respect of each class of securities repurchased (with a breakdown between domestic Shares and H Shares);

- a copy of the latest annual return filed with the State Administration of Industry and Commerce of the PRC; and

- for shareholders only, copies of minutes of meetings of shareholders.

(xii) *Receiving agents*

The Company is required to appoint one or more receiving agents in Hong Kong and pay to such agent(s) dividends declared and other monies owing in respect of the H Shares to be held, pending payment, in trust for the holders of such H Shares.

(xiii) *Statements in share certificates*

The Company is required to ensure that all its listing documents and share certificates include the statements stipulated below and to instruct and cause each of its share registrars not to register the subscription, purchase or transfer of any of its shares in the name of any particular holder unless and until such holder delivers to such share registrar a signed form in respect of such shares bearing statements to the following effect that the acquirer of shares:

- agrees with the Company and each shareholder of the Company, and the Company agrees with each shareholder of the Company, to observe and comply with the PRC Company Law, the Special Regulations, the Articles of Association and other relevant laws and administrative regulations;

- agrees with the Company, each shareholder, Director, Supervisor, manager and officer of the Company, and the Company acting for itself and for each Director, Supervisor, manager and officer of the Company agrees with each shareholder, to refer all differences and claims arising from the Articles of Association or any rights or obligations conferred or imposed by the PRC Company Law or other relevant laws and administrative regulations concerning the affairs of the Company to arbitration in accordance with the Articles of Association, and any reference to arbitration shall be deemed to authorise the arbitration tribunal to conduct hearings in open session and to publish its award. Such arbitration shall be final and conclusive;

- agrees with the Company and each shareholder of the Company that the H Shares are freely transferable by the holder thereof; and

- authorises the Company to enter into a contract on his behalf with each Director and senior officer of the Company whereby each such Director and senior officer undertakes to observe and comply with his obligation to shareholders as stipulated in the Articles of Association.

(xiv) *Compliance with the PRC Company Law, the Special Regulations and the Articles of Association*

The Company is required to observe and comply with the PRC Company Law, the Special Regulations and the Articles of Association.

(xv) *Contract between the Company and its Directors, officers and Supervisors*

The Company is required to enter into a contract in writing with every Director and officer containing at least the following provisions:

- an undertaking by the Director or officer to the Company to observe and comply with the PRC Company law, the Special Regulations, the Articles of Association, the Codes on Takeovers and Mergers and Share Repurchases and an agreement that the Company shall have the remedies provided in the Articles of Association and that neither the contract nor his office is capable of assignment;

- an undertaking by the Director or officer to the Company acting as agent for each shareholder to observe and comply with his obligations to shareholders as stipulated in the Articles of Association;

- an arbitration clause which provides that whenever any differences or claims arise from that contract, the Articles of Association or any rights or obligations conferred or imposed by the PRC Company Law or other relevant law and administrative regulations concerning the affairs of the Company between the Company and its Directors or officers and between a holder of H Shares and a Director or officer of the Company, such differences or claims will be referred to arbitration at either the CIETAC in accordance with its rules or the HKIAC in accordance with its Securities Arbitration Rules, at the election of the claimant and that once a claimant refers a dispute or claim to arbitration, the other party must submit to the arbitral body elected by the claimant. Such arbitration will be final and conclusive;

- if the party seeking arbitration elects to arbitrate the dispute or claim at HKIAC, then either party may apply to have such arbitration conducted in Shenzhen according to the Securities Arbitration Rules of HKIAC;

- PRC laws shall govern the arbitration of disputes or claims referred to above, unless otherwise provided by law or administrative regulations;

- the award of the arbitral body is final and shall be binding on the parties thereto;

- the agreement to arbitrate is made by the Director or officer with the Company on its own behalf and on behalf of each shareholder; and

- any reference to arbitration shall be deemed to authorise the arbitral tribunal to conduct hearings in open session and to publish its award. The Company is also required to enter into a contract in writing with every Supervisor containing statements in substantially the same terms.

(xvi) *Subsequent listing*

The Company must not apply for the listing of any of its foreign shares on a PRC stock exchange unless the Stock Exchange is satisfied that the relative rights of the holders of foreign shares are adequately protected.

(xvii) *English translation*

All notices or other documents required under Chapter 13 of the Listing Rules to be sent by the Company to the Stock Exchange are required to be in the English language, or accompanied by a certified English translation.

(xviii) *General*

If any change in the PRC law or market practices materially alters the validity or accuracy of any of the basis upon which the additional requirements have been prepared, then the Stock Exchange may impose additional requirements or make listing of the equity securities of a PRC issuer, including the Company, subject to special conditions as the Stock Exchange considers appropriate. Whether or not any such changes in the PRC law or market practices occur, the Stock Exchange retains its general power under the Listing Rules to impose additional requirements and make special conditions in respect of the Listing.

(c) **Other Legal and Regulatory Provisions**

Upon Listing, the provisions of the Securities and Futures Ordinance, the Codes on Takeovers and Mergers and Share Repurchases and such other relevant ordinances and regulations as may be applicable to companies listed on the Stock Exchange will apply to the Company.

(d) **Securities Arbitration Rules**

The Articles of Association provide that certain claims arising from the Articles of Association or the PRC Company Law shall be arbitrated at either the CIETAC or the HKIAC in accordance with their respective rules. The Securities Arbitration Rules of the HKIAC contain provisions allowing an arbitral tribunal to conduct a hearing in Shenzhen for cases involving the affairs of companies incorporated in the PRC and listed on the Stock Exchange so that PRC parties and witnesses may attend. Where any party applies for a hearing to take place in Shenzhen, the tribunal shall, where satisfied that such application is based on bona fide grounds, order the hearing to take place in Shenzhen conditional upon all parties including witnesses and the arbitrators being permitted to enter Shenzhen for the purpose of the hearing. Where a party (other than a PRC party) or any of its witnesses or any arbitrator is not permitted to enter Shenzhen, then the tribunal shall order that the hearing be conducted in any practicable manner, including the use of electronic media. For the purpose of the Securities Arbitration Rules, a PRC party means a party domiciled in the PRC other than the territories of Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan.

(e) **Taxation in Hong Kong**

(i) *Dividends*

Under current practice, no tax is payable in Hong Kong in respect of dividends paid by the Company.

(ii) *Profits tax*

Hong Kong does not have any capital gains tax. Persons who carry on a trade, profession or business in Hong Kong and derive income in Hong Kong from such trade, profession or business are liable to profits tax. Securities dealers carrying on a business in Hong Kong and making trading gains from the sale and purchase of shares will be subject to profits tax. Currently, profits tax for corporations is payable at the rate of 17.5% of their assessable profits. Profits tax for individuals is levied on a progressive scale and the maximum rate currently is 16%.

(iii) *Stamp duty*

The sale and purchase of shares are subject to stamp duty payable by both the seller and the buyer. Duty is payable with reference to the amount of the consideration or, if higher, the fair value of the shares being sold. In respect of every HK$1,000 (or part thereof) of the consideration or, if higher, the fair value of the shares, the current rate of duty is HK$2. Stamp duty is usually shared between the buyer and the seller equally in respect of transactions on the Stock Exchange. A fixed rate of duty of HK$5 is also payable in respect of every instrument of transfer which is required to be registered on a register or branch register maintained in Hong Kong.

(iv) *Estate duty*

Properties situated in Hong Kong which pass or are deemed to pass upon the death of a person, wherever domiciled or resident, are liable to estate duty based on the value of the property in question. H Shares will constitute property situated in Hong Kong for estate duty purposes by virtue of them being on the Hong Kong branch register of the Company. Hong Kong estate duty is imposed on a progressive scale from 5% to 15%. The rate of and the threshold for estate duty have, in the past, been adjusted on a fairly regular basis. No estate duty is payable where the aggregate value of the suitable estate does not exceed HK$7.5 million, and the maximum rate of duty of 15% applies where the aggregate value of the dutiable estate exceeds HK$10.5 million.

Set out below is a summary of the principal provisions of the Articles of Association. A copy of the Articles of Association, together with an English version is available for inspection as mentioned in the section headed "Documents Available for Inspection" in appendix IX to this prospectus.

(A) DIRECTORS AND OTHER OFFICERS

(i) Power to allot and issue Shares

There is no provision in the Articles of Association empowering the Directors to allot and issue Shares.

To increase the capital of the Company, the board of Directors (the "Board") is responsible for formulating proposals for approval at a shareholders' general meeting by way of special resolution. Any such increase must be conducted in accordance with the procedures stipulated by the relevant laws and administrative regulations.

(ii) Power to dispose of the assets of the Company or any subsidiary

The Board is accountable to the shareholders' general meeting.

The Board shall not, without the prior approval of shareholders in a general meeting, dispose or agree to dispose of, any fixed assets of the Company where the aggregate of the amount or value of the consideration for the proposed disposition, and the amount or value of the consideration for any such disposition of any fixed assets of the Company that has been completed in the period of four months immediately preceding the proposed disposition, exceeds 33% of the value of the Company's fixed assets as shown in the last balance sheet placed before the shareholders in general meeting.

The validity of a disposition by the Company shall not be affected by the breach of the above paragraph.

For the purposes of the Articles of Association, a disposition includes an act involving the transfer of an interest in assets but does not include the provision of fixed asset by way of security.

(iii) Compensation or payments for loss of office

The Company shall, with the prior approval of shareholders in general meeting, enter into a contract in writing with a Director or Supervisor wherein his emoluments are stipulated. The aforesaid emoluments include:

(1) emoluments in respect of his service as Director, Supervisor or senior administrative officer of the Company or any of its subsidiaries;

(2) emoluments in respect of the provision of other services in connection with the management of the affairs of the Company and any of its subsidiaries; and

(3) payment by way of compensation for loss of office, or as consideration for or in connection with his retirement from office.

Except under a contract entered into in accordance with the foregoing, no proceedings may be brought by a Director or Supervisor against the Company for anything due to him in respect of the above matters.

The contract concerning the emoluments between the Company and its Directors or Supervisors should provide that, in the event of a takeover of the Company, the Company's Directors and Supervisors shall, subject to the prior approval of the shareholders in general meeting, have the right to receive compensation or other payment in respect of his loss of office or retirement. A "takeover of the Company" referred to in this paragraph means either:

(1) an offer made by any person to the general body of shareholders; or

(2) an offer made by any person with a view to the offeror becoming a "controlling shareholder" within the meaning set out in the Articles of Association (see paragraph (R) below).

If the relevant Director or Supervisor does not comply with the above, any sum so received by him shall belong to those persons who have sold their Shares as a result of the said offer made. The expenses incurred in distributing such sum pro rata amongst those persons shall be borne by the relevant Director or Supervisor and not paid out of that sum.

(iv) **Loans to Directors, Supervisors and other officers**

The Company shall not directly or indirectly make a loan to, or provide any guarantee in connection with, the making of a loan to a Director, Supervisor, manager, or other senior administrative officer of the Company or of the Company's holding company or any of their respective associates as described in the Articles of Association (see paragraph (ix) below). However, the following transactions are not subject to such prohibition:

(1) the provision by the Company of a loan or a guarantee of a loan to a company which is a subsidiary of the Company;

(2) the provision by the Company of a loan, a guarantee or any other funds to any of its Directors, Supervisors, managers and other senior administrative officers to meet expenditure incurred or to be incurred by him for the purposes of the Company or for the purpose of enabling him to perform his duties properly, in accordance with the terms of a service contract approved by the shareholders in general meeting; and

(3) the Company may make a loan or a guarantee to any of the relevant Directors, Supervisors, managers and other senior administrative officers or their respective associates in the ordinary course of its business on normal commercial terms, provided that the ordinary course of business of the Company includes providing loans or guarantees.

A loan made by the Company in breach of the above provisions shall be forthwith repayable by the recipient of the loan regardless of the terms of the loan.

A guarantee provided by the Company in breach of the above provisions shall be unenforceable against the Company, unless (i) the lender is unaware of the fact that the loan is provided to anyone related to the Directors, Supervisors, managers or other senior administrative officers of the Company or its holding company; (ii) the collateral provided by the Company has been lawfully disposed of by the lender to a bona fide purchaser.

For these purposes, a guarantee includes an undertaking or property provided by the guarantor to secure the performance of obligations by the obligor.

(v) **Disclosure of interests in contracts with the Company or any of its subsidiaries**

Where a Director, Supervisor, manager or other senior administrative officer of the Company is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company, (other than his contract of service with the Company), he shall declare the nature and extent of his interests to the Board at the earliest opportunity, whether or not the contract, transaction or arrangement or proposal therefor is otherwise subject to the approval of the Board.

Unless the interested Director, Supervisor, manager or other senior administrative officer discloses his interests in accordance with the above and the contract, transaction or arrangement is approved by the Board at a meeting in which the interested Director, Supervisor, manager or other senior administrative officer is not counted in the quorum and refrains from voting, the Company may rescind such contract, transaction or arrangement in which that Director, Supervisor, manager or other senior administrative officer is materially interested at the instance of the Company except as against a bona fide party thereto acting without notice of the breach of duty by the interested Director, Supervisor, manager or other senior administrative officer.

For these purposes, a Director, Supervisor, manager or other senior administrative officer of the Company is deemed to be interested in a contract, transaction or arrangement in which an associate of him is interested.

Where a Director, Supervisor, manager or other senior administrative officer of the Company gives to the Board a general notice in writing stating that, by reason of the facts specified in the notice, he is interested in contracts, transactions or arrangements of any description which may subsequently be made by the Company, such notice shall be deemed for the purposes of this paragraph (v) to be a sufficient declaration of his interests, so far as the content stated in such notice is concerned, provided that such general notice shall have been given before the date on which the question of entering into the relevant contract, transaction or arrangement is first taken into consideration on behalf of the Company.

(vi) **Remuneration**

The remuneration of Directors must be approved by shareholders in general meeting, as referred to under "Compensation or payments for loss of office". The Directors are not entitled, without having the approval of shareholders in general meeting, to vote remuneration (including pension or other benefits) to themselves or any members of their body and any other provision as to the remuneration of the Directors.

(vii) **Retirement, appointment and removal**

The term of office of the Directors shall be three years.

Directors shall be elected and removed by the shareholders in general meeting. A Director is not required to hold shares of the Company.

The Board shall consist of ten Directors. The Board shall have one chairman. The chairman shall be elected and removed by one half or more of all the Directors.

A person may not serve as a Director, Supervisor, manager and any other senior administrative officer of the Company if any of the following circumstances apply:

(1) a person without civil or with restricted civil capacity;

(2) a person who has committed an offence of corruption, bribery, infringement of property, misappropriation of property or sabotaging the social economic order and has been punished because of committing such offence; or who has been deprived of his political rights, in each case where less than five (5) years have elapsed since the date of the completion of implementation of such punishment or deprivation;

(3) a person who is a former director, factory manager or manager of a company or enterprise which has entered into insolvent liquidation because of mismanagement and he is personally liable for the insolvency of such company or enterprise, where less than three (3) years have elapsed since the date of the completion of the insolvency and liquidation of the Company or enterprise;

(4) a person who is a former legal representative of a company or enterprise which had its business licence revoked due to a violation of the law and who incurred personal liability, where less than three (3) years has elapsed since the date of the revocation of the business licence;

(5) a person who has a relatively large amount of debts due and outstanding;

(6) a person who is under criminal investigation or prosecution by judicial organisation for violation of the criminal law which is not yet concluded;

(7) a person who is not eligible for enterprise leadership according to laws and administrative regulations;

(8) a non-natural person; or

(9) a person convicted of the contravention of provisions of relevant securities regulations by a relevant government authority, and such conviction involves a finding that he has acted fraudulently or dishonestly, where less than five (5) years has elapsed since the date of the conviction.

The validity of an act of a Director, Supervisor, manager or other senior administrative officer on behalf of the Company is not, vis-à-vis a bona fide third party, affected by any irregularity in his office, election or any defect in his qualification.

There is no provision relating to retirement of Directors upon reaching any age limit.

(viii) **Borrowing powers**

On condition of compliance with applicable laws and regulations of PRC and the Articles of Association, the Company has the power to raise and borrow money and to decide the mortgage, lease, contracting and transfer of the Company's assets.

(ix) **Duties**

In addition to obligations imposed by laws, administrative regulations or required by the stock exchanges on which Shares are listed, each of the Company's Directors, Supervisors, manager and other senior administrative officers owes a duty to each shareholder, in the exercise of the functions and powers of the Company entrusted to him:

(1) not to cause the Company to exceed the scope of the business stipulated in its business licence;

(2) to act honestly in the best interest of the Company;

(3) not to expropriate by any means the Company's property, including (without limitation) usurpation of opportunities advantageous to the Company;

(4) not to expropriate the individual rights of shareholders, including (without limitation) rights to distribution and voting rights, save pursuant to a restructuring of the Company submitted to shareholders for approval in accordance with the Articles of Association.

Each of the Company's Directors, Supervisors, manager and other administrative officers owes a duty, in the exercise of his powers and discharge of his duties, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Each of the Company's Directors, Supervisors, manager and other senior administrative officers shall exercise his powers or carry on his duties in accordance with the principle of fiduciary and shall not put himself in a position where his duty and his interest may conflict. This principle includes (without limitation) discharging the following obligations:

(1) to act honestly in the best interests of the Company;

(2) to exercise powers within the scope of his powers and not to exceed those powers;

(3) to exercise the discretion vested in him personally and not to allow himself to act under the control of another and, unless and to the extent permitted by laws, administrative regulations or with the informed consent of shareholders given in general meeting, not to delegate the exercise of his discretion;

(4) to treat shareholders of the same class equally and to treat shareholders of different classes fairly;

(5) except in accordance with the Articles of Association or with the informed consent of shareholders given in general meeting, not to enter into any contract, transaction or arrangement with the Company;

(6) without the informed consent of shareholders given in general meeting, not to use the Company's property for his own benefit;

(7) not to exploit his position to accept bribes or other illegal income or expropriate the Company's property by any means, including (without limitation) opportunities advantageous to the Company;

(8) without the informed consent of shareholders given in general meeting, not to accept commissions in connection with the Company's transactions;

(9) to abide by the Articles of Association, faithfully execute his official duties and protect the Company's interests, and not to exploit his position and power in the Company to advance his own private interests;

(10) not to compete with the Company in any form unless with the informed consent of shareholders given in general meeting;

(11) not to misappropriate the Company's funds or lend such funds to others, not to open accounts in his own name or other names for the deposit of the Company's assets and not to provide a guarantee for debts of a shareholder of the Company or other individual(s) with the Company's assets; and

(12) unless otherwise permitted by informed shareholders in general meeting, to keep in confidence information acquired by him in the course of and during his tenure and not to use the information other than in furtherance of the interests of the Company, save that disclosure of such information to the court or other governmental authorities is permitted if:

(i) disclosure is made under compulsion of law;

(ii) disclosure is in the interests of the public;

(iii) disclosure is in the interests of the relevant Director, Supervisor or other senior administrative officer who requires disclosure.

Each Director, Supervisor, manager or other senior administrative officer of the Company shall not cause the following persons or institutions ("associates") to do what he is prohibited from doing:

(1) the spouse or minor child of that Director, Supervisor, manager or other senior administrative officer;

(2) a person acting in the capacity of trustee of that Director, Supervisor, manager or other senior administrative officer or any person referred to in the preceding paragraph;

(3) a person acting in the capacity of partner of that Director, Supervisor, manager or other senior administrative officer or any person referred to in paragraphs (1) and (2) above;

(4) a company in which that Director, Supervisor, manager or other senior administrative officer, alone or jointly with one or more persons referred to in paragraphs (1), (2) and (3) above and other directors, supervisors, managers and other senior administrative officers have a de facto controlling interest; and

(5) the Directors, Supervisors, manager and other senior administrative officers of the controlled company referred to in the preceding paragraph.

The fiduciary duties of the Directors, Supervisors, manager and other senior administrative officers of the Company do not necessarily cease with the termination of their tenure. The duty of confidence in relation to trade secrets of the Company survives the termination of their tenure. Other duties may continue for such period as fairness may require depending on the time lapse between the termination and the act concerned and the circumstances under which the relationships between them and the Company are terminated.

In addition to any rights and remedies provided by the laws and administrative regulations, where a Director, Supervisor, manager or other senior administrative officer of the Company is in breach of his duties to the Company, the Company has a right to:

(1) claim damages from the Director, Supervisor, manager or other senior administrative officer in compensation for losses sustained by the Company as a result of such breach;

(2) rescind any contract or transaction entered into by the Company with the Director, Supervisor, manager or other senior administrative officer or with a third party (where such third party knows or should know that there is such a breach of duties by such director, supervisor or other senior administrative officer);

(3) demand an account of the profits made by the Director, Supervisor, manager or other senior administrative officer in breach of his duties;

(4) recover any monies received by the Director, Supervisor, manager or other senior administrative officer to the use of the Company, including (without limitation) commissions; and

(5) demand payment of the interest earned or which may have been earned by the Director, Supervisor, manager or other senior administrative officer on the monies that should have been paid to the Company.

Subject to the Articles of Association, a Director, Supervisor, manager or other senior administrative officer of the Company may be relieved of liability for specific breaches of his duty by the informed consent of shareholders given at a general meeting.

(B) ALTERATIONS TO CONSTITUTIONAL DOCUMENTS

The Company may amend its Articles of Association in accordance with the requirements of law, administrative regulation and the Company's Articles of Association.

Amendments to the Company's Articles of Association involving the contents of the Mandatory Provisions shall become effective upon approvals by the companies approving department authorised by the securities authority under the State Council. If there is any change relating to the registered particulars of the Company, application shall be made for registration of the changes in accordance with PRC laws.

(C) VARIATION OF RIGHTS OF EXISTING SHARES OR CLASSES OF SHARES

Rights conferred on any class of shareholders in the capacity of shareholders ("class rights") may not be varied or abrogated unless approved by a special resolution of shareholders in general meeting and by holders of shares of that class at a separate meeting conducted in accordance with the Articles of Association.

The following circumstances shall be deemed to be variation or abrogation of the class rights of a class:

(1) to increase or decrease the number of shares of such class, or increase or decrease the number of shares of class having voting or equity rights or privileges equal or superior to those of the shares of such class;

(2) to effect an exchange of all or part of the shares of such class into shares of another class or to effect an exchange or create a right of exchange of all or part of the shares of another class into the Shares of such class;

(3) to remove or reduce rights to accrued dividends or rights to cumulative dividends attached to shares of such class;

(4) to remove or reduce a dividend preference or a liquidation preference attached to shares of such class;

(5) to add, remove or reduce conversion privileges, options, voting rights, transfer or preemptive rights, or rights to acquire securities of the Company attached to shares of such class;

(6) to remove or reduce rights to receive payment payable by the Company in particular currencies attached to shares of such class;

(7) to create a new class of shares having voting or equity right or privileges equal or superior to those of the shares of such class;

(8) to restrict the transfer or ownership of the shares of such class or add to such restriction;

(9) to allot and issue rights to subscribe for, or convert into, shares in the Company of such class or another class;

(10) to increase the rights or privileges of shares of another class;

(11) to restructure the Company where the proposed restructuring will result in different classes of shareholders bearing a disproportionate burden of such proposed restructuring; and

(12) to vary or abrogate provisions in Chapter 9 of the Articles of Association.

Shareholders of the affected class, whether or not otherwise having the right to vote at shareholders' general meetings, shall nevertheless have the right to vote at class meetings in respect of matter concerning paragraphs (2) to (8), (11) and (12) above, but interested shareholder(s) (as defined below) shall not be entitled to vote at class meetings.

Resolutions of a class of shareholders shall be passed by votes representing two thirds or more of the voting rights of shareholders of that class present at the relevant meeting who are entitled to vote at class meetings.

Written notice of a class meeting shall be given forty-five days before the date of the class meeting to notify all of the shareholders in the share register of the class of the matters to be considered, the date and the place of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply concerning attendance at the class meeting to the Company twenty (20) days before the date of the class meeting.

If the number of shares carrying voting rights at the meeting represented by the shareholders who intend to attend the class meeting reaches one half or more of the voting shares at the class meeting, the Company may hold the class meeting; if not, the Company shall within five days notify the shareholders, again by public notice, of the matters to be considered, the date and the place for the class meeting. The Company may then hold the class meeting after such publication of such notice.

Notice of class meetings need only be served on shareholders entitled to vote thereat.

Meetings of any class of shareholders shall be conducted in a manner as similar as possible to that of general meetings of shareholders. The provisions of the Articles of Association relating to the manner of conducting any shareholders' general meeting shall apply to any meeting of a class of shareholders. Holders of Domestic Shares and Foreign Shares are deemed to be shareholders of different classes.

The special procedures for voting at a class of shareholders shall not apply in the following circumstances:

(1) where the Company issues, upon the approval by a special resolution of its shareholders in general meeting, either separately or concurrently once every twelve months, not more than 20% of each of its existing issued Domestic Shares and overseas-listed foreign-invested Shares; or

(2) where the Company's plan to issue Domestic Shares and overseas-listed foreign invested Shares at the time of its establishment is carried out within fifteen (15) months from the date of approval of the CSRC.

For the purposes of the class rights provisions of the Articles of Association, the meaning of "interested shareholder(s)" is:

(1) in the case of a repurchase of shares by offers to all shareholders or public dealing on a stock exchange, a "controlling shareholder" within the meaning of the Articles of Association;

(2) in the case of a repurchase of shares by an off-market contract, a holder of the shares to which the proposed contract relates; and

(3) in the case of a restructuring of the Company, a shareholder within a class who bears less than a proportionate burden imposed on that class under the proposed restructuring or who has an interest in the proposed restructuring different from the interest of shareholders of that class.

(D) RESOLUTIONS — MAJORITY REQUIRED

Resolutions of shareholders' general meetings shall be divided into ordinary resolutions and special resolutions.

To adopt an ordinary resolution, votes representing one half or more of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favour of the resolution in order for it to be passed.

To adopt a special resolution, votes representing two thirds or more of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favour of the resolution in order for it to be passed.

(E) VOTING RIGHTS (GENERALLY, ON A POLL AND RIGHT TO DEMAND A POLL)

The ordinary shareholders of the Company have the right to attend or appoint a proxy to attend shareholders' general meetings and to vote thereat. A shareholder (including proxy) when voting at a shareholders' general meeting may exercise voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote.

At any general meeting of shareholders a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two shareholders entitled to vote present in person or by proxy; or

(3) by one or more shareholders present in person or by proxy and representing 10% or more of all shares (whether individually or in aggregate) carrying the right to vote at the meeting.

Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution. The demand for a poll may be withdrawn by the person who makes such demand.

A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at a meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his votes in the same way.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to one additional vote.

(F) REQUIREMENTS FOR ANNUAL GENERAL MEETINGS

The Board shall convene an annual shareholders' meeting once each year and within six (6) months from the close of the preceding financial year.

(G) ACCOUNTS AND AUDIT

The Company shall establish its financial and accounting system in accordance with the laws, administrative regulations and PRC accounting standards formulated by the finance regulatory department of the State Council.

The financial year of the Company commences from 1st January and ends on 31st December of each calendar year.

The Board of the Company shall place before the shareholders at every annual general meeting such financial reports as are required by any laws, administrative regulations or directives promulgated by competent regional and central governmental authorities to be prepared by the Company.

The Company's financial reports shall be made available for shareholders' inspection at the Company twenty (20) days before the date of every shareholders' annual general meeting. Each shareholder shall be entitled to obtain a copy of the financial reports.

The financial statements of the Company shall, in addition to being prepared in accordance with PRC accounting standards and regulations, be prepared in accordance with either international accounting standards, or that of the overseas place where the Company's shares are listed. If there is any material difference between the financial statements prepared respectively in accordance with the two accounting standards, such difference shall be stated in an appendix to the financial statements. When the Company is to distribute its after-tax profits, the lower of the after-tax profits as shown in the two financial statements shall be adopted.

Any interim results or financial information published or disclosed by the Company must also be prepared and presented in accordance with PRC accounting standards and regulations, and also in accordance with either international accounting standards or that of the overseas place where the Company's shares are listed.

The Company shall publish its financial reports twice every fiscal year, that is, the interim financial report shall be published within 60 days after the first six-month period of each fiscal year and the annual financial report shall be published within 120 days after the expiration of each fiscal year.

(H) NOTICE OF MEETINGS AND BUSINESS TO BE CONDUCTED THEREAT

The shareholders' general meeting is the organ of authority of the Company and shall exercise its functions and powers in accordance with law.

The Company shall not, without the prior approval of shareholders in general meeting, enter into any contract with any person other than a Director, Supervisor, manager or other senior administrative officer whereby the management and administration of the whole or any substantial part of the business of the Company is to be handed over to such person.

Shareholders' general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders' general meetings shall be convened by the Board.

Under any of the following circumstances, the Board shall convene an extraordinary general meeting within two months:

(1) when the number of Directors is less than the number of directors required by the PRC Company Law or two thirds of the number of directors specified in the Articles of Association;

(2) when the unrecovered losses of the Company amount to one third of the total amount of its share capital;

(3) when shareholder(s) holding 10% or more of the Company's issued and outstanding shares carrying voting rights request(s) in writing the convening of an extraordinary general meeting; or

(4) when deemed necessary by the Board or as requested by the supervisory committee.

Written notice of an annual general meeting shall be given forty-five (45) days before the date of the meeting to notify all of the shareholders in the share register of the matters to be considered and the date and the place of the meeting. A shareholder who intends to attend the meeting shall deliver his written reply concerning the attendance of the meeting to the Company twenty (20) days before the date of the meeting.

When the Company convenes a shareholders' annual general meeting, shareholders holding 5% or more of the total voting Shares of the Company shall have the right to propose new motions in writing, and the Company shall place matters in the proposed motions within the scope of functions and powers of the shareholders' general meeting on the agenda.

A shareholders' extraordinary general meeting shall not decide on those matters not stated in the notice of meeting.

The Company shall, based on the written replies received twenty (20) days before the date of the shareholders' general meeting from the shareholders, calculate the number of voting shares represented by the shareholders who intend to attend the meeting. If the number of voting shares represented by the shareholders who intend to attend the meeting reaches one half or more of the Company's total voting shares, the Company may hold the meeting. If not, then the Company shall within five (5) days notify the shareholders again by public notice of the matters to be considered, the place and the date for the meeting. The Company then may hold the meeting after such publication of such notice.

A notice of meeting of shareholders shall comply with the following requirements:

(1) be in writing;

(2) specify the place, the date and the hour of the meeting;

(3) state the matters to be discussed at the meeting;

(4) provide such information and explanation as are necessary for the shareholders to exercise an informed judgement on the proposals before them. Without limiting the generality of the foregoing, where a proposal is made to amalgamate the Company with another, to repurchase shares, to reorganise the share capital, or to restructure the Company in any other way, the terms of the proposed transaction must be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such proposal must be properly explained;

(5) contain a disclosure of the nature and extent, if any, of the material interests of any Director, Supervisor, manager or other senior administrative officer in the transaction proposed and the effect of the proposed transaction on them in their capacity as shareholders in so far as it is different from the effect on the interests of the shareholders of the same class;

(6) contain the full text of any special resolution proposed to be passed at the meeting;

(7) contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not be a shareholder; and

(8) specify the delivery time and place for lodging proxy forms for the relevant meeting.

Notice of shareholders' general meeting shall be served on the shareholders (whether or not entitled to vote at the meeting), by delivery or prepaid mail to their addresses as shown in the register of shareholders. For the holders of Domestic Shares, notice of the meetings may be issued by way of public notice.

The public notice shall be published in one or more newspapers designated by the securities authority of the State Council within the interval between forty-five (45) days and fifty (50) days before the date of the meeting. After the publication of such notice, the holders of Domestic Shares shall be deemed to have received the notice of the relevant shareholders' general meeting. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

The following matters shall be resolved by an ordinary resolution at a shareholders' general meeting:

(1) work reports of the Board and the supervisory committee;

(2) plans formulated by the Board for the distribution of profits and for making up losses;

(3) removal of the members of the Board and members of the supervisory committee, their remuneration and method of payment;

(4) annual preliminary and final budgets, balance sheets and profit and loss accounts and other financial statements of the Company; and

(5) matters other than those required by the laws and administrative regulations or by the Articles of Association to be adopted by special resolution.

The following matters shall be resolved by a special resolution at a shareholders' general meeting:

(1) the increase or decrease of share capital of the Company and the Company's issue of shares of any class, warrants and other similar securities;

(2) the issue of debentures of the Company;

(3) the division, merger, dissolution and liquidation of the Company;

(4) amendments to the Articles of Association; and

(5) any other matters considered by the shareholders' general meeting, by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by a special resolution.

(I) TRANSFER OF SHARES

All the fully paid-up H Shares can be freely transferred in accordance with the Articles of Association. However, the Board of Directors may refuse to recognise any instrument of transfer without giving any reason, unless:

(1) a fee (for each instrument of transfer) of HK$2.50 or any higher fee as agreed by the Stock Exchange has been paid to the Company for registration of any transfer or any other documents which is related to or will affect ownership of or change of ownership of the shares;

(2) the instrument of transfer only involves H Shares;

(3) the stamp duty chargeable on the instrument of transfer has been paid;

(4) the relevant share certificate and, upon the reasonable request of the Board of Directors, any evidence in relation to the right of the transferor to transfer the shares has been submitted;

(5) if it is intended to transfer the shares to joint owners, then the maximum number of joint owners shall not exceed four; and

(6) the Company does not have any lien on the relevant Shares.

The alteration and rectification of each part of the share register shall be carried out in accordance with the laws of the place where the register is maintained.

No changes in the shareholders' register due to the transfer of Shares may be made within thirty (30) days before the date of a shareholders' general meeting or within five (5) days before the record date for the Company's distribution of dividends.

(J) FINANCIAL ASSISTANCE FOR THE ACQUISITION OF SHARES IN THE COMPANY OR ANY SUBSIDIARY

Subject to the exceptions in the Articles of Association, the Company and its subsidiaries shall not, by any means at any time, provide any kind of financial assistance (as defined below) to a person who is acquiring or is proposing to acquire shares. The said acquirer of shares of the Company includes a person who directly or indirectly incurs any obligations (as defined below) due to the acquisition of shares. The Company and its subsidiaries shall not, by any means at any time, provide financial assistance to the said acquirer as referred to in the preceding paragraph for the purpose of reducing or discharging the obligations assumed by that person.

The following activities shall not be deemed to be prohibited activities:

(1) the provision of financial assistance by the Company where the financial assistance is given in good faith in the interest of the Company, and the principal purpose in giving the financial assistance is not for the acquisition of Shares, or the giving of the financial assistance is an incidental part of some larger purpose of the Company;

(2) the lawful distribution of the Company's assets by way of dividend;

(3) the allotment of bonus shares as dividends;

(4) a reduction of registered capital, a repurchase of shares or a reorganisation of the share capital structure of the Company effected in accordance with these Articles of Association;

(5) the lending of money by the Company within its scope of business and in the ordinary course of its business, where the lending of money is part of the scope of business of the Company (provided that the net assets of the Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of distributable profits); and

(6) the provision of money by the Company for contributions to staff and workers' share schemes (provided that the net assets of the Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of distributable profits).

For these purposes:

(a) "financial assistance" includes, (without limitation), the following meanings:

(1) gift;

(2) guarantee (including the assumption of liability by the guarantor or the provision of assets by the guarantor to secure the performance of obligations by the obligor), or compensation (other than compensation in respect of the Company's own default) or release or waiver of any rights;

(3) provision of loan or any other agreement under which the obligations of the Company are to be fulfilled before the obligations of another party, or the novation of, or the assignment of rights arising under, such loan or agreement; or

(4) any other form of financial assistance given by the Company when the Company is insolvent or has no net assets or when its net assets would thereby be reduced to a material extent.

(b) "incurring an obligation" includes the incurring of obligations by the changing of the obligor's financial position by way of contract or the making of arrangement (whether enforceable or not, and whether made on his own account or with any other persons), or by any other means.

(K) POWER OF THE COMPANY TO PURCHASE ITS OWN SHARES

In accordance with the provisions of the Articles of Association, the Company may reduce its registered share capital.

The Company may, with approval according to the procedures provided in the Articles of Association and subject to the approval of the relevant governing authority of the State, repurchase its issued shares under the following circumstances:

(1) cancellation of shares for the reduction of its capital;

(2) merging with another company that holds shares in the Company; and

(3) other circumstances permitted by laws and administrative regulations.

The Company may, with the approval of the relevant State governing authority for repurchasing its shares, conduct the repurchase in one of the following ways:

(1) making a pro rata general offer of repurchase to all of its shareholders;

(2) repurchase shares through public dealing on a stock exchange; or

(3) repurchase by an off-market agreement.

Where the Company repurchases its shares by an off-market agreement, the prior sanction of shareholders shall be obtained in accordance with the Articles of Association. The Company may release, vary or waive its rights under a contract so entered into by the Company with the prior approval of shareholders obtained in the same manner.

A contract to repurchase shares includes (without limitation) an agreement to become obliged to repurchase or an acquisition of the right to repurchase shares of the Company. Rights of the Company under a contract to repurchase its shares are not capable of being assigned.

Shares repurchased in accordance with law by the Company shall be cancelled within the period prescribed by laws and administrative regulations, and the Company shall apply to the original companies registration authority for registration of the change of its registered shares capital. The amount of the Company's registered shares capital shall be reduced by the aggregate par value of those cancelled shares.

Unless the Company is in the course of liquidation, it must comply with the following provisions in relation to repurchase of its issued shares:

(1) where the Company repurchases shares of the Company at par value, payment shall be made out of book surplus distributable profits of the Company or out of proceeds of a fresh issue of shares made for that purpose;

(2) where the Company repurchases shares of the Company at a premium to its par value, payment up to the par value shall be made out of the book surplus distributable profits of the Company or out of the proceeds of a fresh issue of shares made for that purpose. Payment of the portion in excess of the par value shall be effected as follows:

  (i) if the shares being repurchased were issued at par value, payment shall be made out of the book surplus distributable profits of the Company; or

  (ii) if the shares being repurchased were issued at a premium to its par value, payment shall be made out of the book surplus distributable profits of the Company or out of the proceeds of a fresh issue of shares made for that purpose, provided that the amount paid out of the proceeds of the fresh issue shall not exceed the aggregate of premiums received by the Company on the issue of the shares repurchased nor the current amount of the Company's share premium account (or capital reserve fund account) (including the premiums on the fresh issue);

(3) payment by the Company in consideration of the following shall be made out of the Company's distributable profits:

  (i) acquisition of rights to repurchase shares of the Company;

  (ii) variation of any contract to repurchase Shares of the Company; and

  (iii) release of any of the Company's obligation under any contract to repurchase shares of the Company (or capital reserve fund account); and

(4) after the Company's registered shares capital has been reduced by the total par value of the cancelled shares in accordance with the relevant provisions, the amount deducted from the distributable profits of the Company for payment up the par value portion of the shares repurchased shall be transferred to the Company's share premium account.

(L) POWER FOR ANY SUBSIDIARY OF THE COMPANY TO OWN SHARES

There are no provisions in the Articles of Association preventing ownership of shares by a subsidiary.

(M) DIVIDENDS AND OTHER METHOD OF PROFIT DISTRIBUTION

The Company may distribute dividends in the following manner:

(1) cash; and/or

(2) shares.

There is no stipulation of any time limit after which any entitlement to dividends lapses.

The Company shall appoint receiving agents to receive on behalf of holders of H Shares dividends declared and all other monies owing by the Company in respect of their shares. The receiving agents appointed on behalf of holders of the H Shares shall be a company registered as a trust company under the Trustee Ordinance of Hong Kong.

(N) PROXIES

Any shareholder entitled to attend and vote at a meeting of the Company shall be entitled to appoint one or more other persons (whether a shareholder or not) as his proxy to attend and vote on his behalf, and a proxy so appointed shall:

(1) have the same right as the shareholder's to speak at the meeting;

(2) have authority to demand or join in demanding a poll; and

(3) have the right to vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

The instrument appointing a shareholder proxy shall be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal entity either under seal or under the hand of a director or attorney duly authorised. The instrument appointing a voting proxy and, if such instrument is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, shall be deposited at the residence of the Company or at such other place as is specified for that purpose in the notice convening the meeting, not less than twenty-four (24) hours before the time for holding the meeting at which the proxy proposes to vote or the time appointed for the passing of the resolution.

If the appointer is a legal entity, its legal representative or such person as is authorised by resolution of its board of directors or other governing body to act as its representative may attend at any meeting of shareholders of the Company.

Any form issued to a shareholder by the Directors for use by him for appointing a proxy to attend and vote at meeting of the Company shall be such as to enable the shareholder, according to his intention, to instruct the proxy to vote in favour of or against each resolution dealing with business to be transacted at the meeting. Such a form shall contain a statement that in the absence of instructions by the shareholder the proxy may vote as he thinks fit.

A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or loss of capacity of the appointer or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Shares in respect of which the proxy is given, provided that no notice in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at its residence before the commencement of the meeting at which proxy is used.

(O) CALLS ON SHARES AND FORFEITURE OF SHARES

There are no provisions in the Articles of Association relating to the making of calls on shares or for the forfeiture of shares.

(P) RIGHTS OF SHAREHOLDERS (INCLUDING INSPECTION OF REGISTER)

The ordinary shareholders of the Company shall enjoy the following rights:

(1) the right to dividends and other distributions in proportion to the number of shares held;

(2) the right to attend or appoint a proxy to attend shareholders' general meetings and to vote thereat;

(3) the right to supervise and manage the Company's business operations, and the rights to present proposals or enquiries;

(4) the right to transfer shares in accordance with laws, administrative regulations and provisions of the Articles of Association;

(5) the right to obtain relevant information in accordance with the provisions of the Articles of Association, including:

   (i) the right to obtain a copy of the Articles of Association, subject to payment of the cost of such copy;

(ii) the right to inspect and copy, subject to payment of a reasonable charge:

(a) all parts of the register of shareholders;

(b) personal particulars of each of the Company's Directors, Supervisors, managers and other senior management officers as follows:

(aa) present name and alias and any former name or alias;

(bb) principal address (residence);

(cc) nationality;

(dd) primary and all other part-time occupations; and

(ee) identification document and its number;

(c) state of the Company's share capital;

(d) reports showing the aggregate par value, quantity, maximum and minimum price paid in respect of each class of shares repurchased by the Company since the end of the last accounting year and the aggregate amount incurred by the Company for this purpose; and

(e) minutes of shareholders' general meetings;

(6) in the event of the termination or liquidation of the Company, to participate in the distribution of remaining assets of the Company in accordance with the number of shares held; and

(7) other rights conferred by laws, administrative regulations and the Articles of Association.

(Q) QUORUM FOR MEETINGS AND SEPARATE CLASS MEETINGS

The Company may convene a shareholders' general meeting where the number of voting shares represented by those shareholders from whom the Company has received, twenty (20) days before the meeting, notices of intention to attend the meeting reaches one half or more of the Company's voting share; or, if not, the Company shall notify the shareholders again by an announcement on the proposed topics, date and place of the meeting within five (5) days. After such an announcement, the Company may convene the meeting.

The Company may convene a class meeting where the number of voting shares represented by those shareholders from whom the Company has received, twenty (20) days before the meeting, notices of intention to attend the meeting reaches one half or more of the total number of voting Shares of that class; or, if not, the Company shall notify the shareholders again by an announcement on the proposed topics, date and place of the meeting within five (5) days. After such an announcement, the Company may convene the meeting.

(R) RIGHTS OF THE MINORITIES IN RELATION TO FRAUD OR OPPRESSION

In addition to obligations imposed by laws, administrative regulations or required by the stock exchange on which shares of the Company are listed, a controlling shareholder shall not exercise his shareholder's rights in respect of the following matters in a manner prejudicial to the interests of the shareholders generally or of some part of the shareholders of the Company:

(1) to relieve a Director or Supervisor of his duty to act honestly in the best interests of the Company;

(2) to approve the expropriation by a Director or Supervisor (for his own benefit or for the benefit of another person), by any means, of the Company's assets, including (without limitation) opportunities beneficial to the Company; or

(3) to approve the expropriation by a Director or Supervisor (for his own benefit or for the benefit of another person) of the individual rights of other shareholders, including (without limitation) rights to distributions and voting rights save pursuant to a restructuring submitted to shareholders for approval in accordance with the Articles of Association.

For these purposes, a "controlling shareholder" means a person who satisfies any one of the following conditions:

(1) he alone, or acting in concert with others, has the power to elect more than half of the Board;

(2) he alone, or acting in concert with others, has the power to exercise or to control the exercise of 30% or more of the voting rights in the Company;

(3) he alone, or acting in concert with others, holds 30% or more of the issued and outstanding shares of the Company; or

(4) he alone, or acting in concert with others, in any other manner controls the Company in fact.

See also "Variation of rights of existing shares or classes of shares" above.

(S) PROCEDURES ON LIQUIDATION

The Company shall be dissolved and liquidated upon the occurrence of any of the following events:

(a) a resolution for dissolution is passed by shareholders at a general meeting;

(b) dissolution is necessary due to a merger or division of the Company;

(c) the Company is legally declared bankrupt due to its failure to repay debts due; or

(d) the Company is ordered to close down because of its violation of laws and administrative regulations.

Where the Board proposes to liquidate the Company due to causes other than where the Company has declared that it is insolvent, the board shall include a statement in its notice convening a shareholders' general meeting to consider the proposal to the effect that, after making full inquiry into the affairs of the Company, the Board is of the opinion that the Company will be able to pay its debts in full within twelve (12) months from the commencement of the liquidation.

Upon the passing of the resolution by the shareholders in general meeting for the liquidation of the Company, all functions and powers of the Board shall cease.

The liquidation committee shall act in accordance with the instructions of the shareholders' general meeting to make a report at least once every year to the shareholders' general meeting on the committee's receipts and payments, the business of the Company and the progress of the liquidation and to present a final report to the shareholders' general meeting on completion of the liquidation.

(T) OTHER PROVISIONS MATERIAL TO THE COMPANY OR ITS SHAREHOLDERS

(i) General provisions

The Company is a joint stock limited company existing permanently.

From the date of the Articles of Association becoming effective, the Articles of Association constitute a legally binding document regulating the Company's organisation and activities, and the rights and obligations between the Company and each shareholder and among the shareholders inter se.

The Company may invest in other limited liability companies or joint stock limited companies. The Company's liabilities to an investee company shall be limited to the amount of its capital contribution to such investee company.

Upon approval of the companies approving department authorised by the State Council, the Company may, according to its need of operation and management, operate as a holding company.

The Company may, based on its requirements for operation and development and in accordance with the relevant provisions of the Articles of Association, approve an increase of capital.

The Company may increase its capital in the following ways:

(1) offering new Shares to non-designated investors for subscription;

(2) placing new Shares to its existing shareholders;

(3) distributing new Shares to its existing shareholders; and

(4) any other way permitted by law and administrative regulations.

The Company's increase of capital by issuing fresh Shares shall, after being approved in accordance with the provisions of the Articles of Association, be conducted in accordance with the procedures stipulated by relevant laws and administrative regulations.

Unless otherwise provided by law or administrative regulation, shares in the Company are freely transferable and are not subject to any lien.

When the Company reduces its registered shares capital, it must draw up a balance sheet and an inventory of assets. The Company shall notify its creditors within ten days of the date of the Company's resolution for reduction of shares capital and shall publish a notice in a newspaper at least three times within thirty days of the date of such resolution. A creditor has the right within thirty days of receiving the notice from the Company or, in the case of a creditor who does not receive the notice, within ninety days of the date of the first public notice, to demand the Company to repay its debts or provide a corresponding guarantee for such debt. The Company's registered capital after reduction shall not be less than the statutory minimum amount.

The ordinary shareholders of the Company shall assume the following obligations:

(1) to abide by the Articles of Association;

(2) to pay subscription monies according to the number of shares subscribed and the method of subscription; and

(3) other obligations imposed by laws, administrative regulations and the Articles of Association.

Shareholders are not liable to make any further contribution to the share capital other than as agreed by the subscriber of the relevant shares on subscription.

(ii) **Secretary of the Board**

The secretary of the Company's Board shall be a natural person who has the requisite professional knowledge and experience, and shall be appointed by the Board. His primary responsibilities are to ensure that:

(1) the Company has complete organisational documents and records;

(2) the Company, in accordance with law, prepares and delivers those reports and documents required by authorities entitled thereto; and

(3) the Company's registers of shareholders are properly maintained, and that persons entitled to the Company's records and documents are furnished with such records and documents without delay.

(iii) **Supervisory committee**

The Company shall have a supervisory committee. The Directors, managers and financial controller shall not act concurrently as supervisors. The supervisory committee shall be composed of six supervisors. The term of office of supervisors shall be three years, renewable upon re-election and re-appointment.

The supervisory committee shall have one chairman who shall be elected or removed with the consent of two thirds or more of the members of the supervisory committee. The term of office of the supervisor shall be three years, renewable upon re-election and re-appointment. The supervisory committee shall be comprised of three supervisors as representatives of shareholders, one supervisor as representative of staff and workers of the Company and two independent supervisors. Representative of shareholders and independent supervisors shall be elected or removed by the shareholders in general meeting and the representative of staff and workers of the Company shall be elected or removed democratically by the staff and workers.

The supervisory committee shall be accountable to the shareholders' general meeting and exercise the following powers in accordance with law:

(1) to examine the Company's financial situation;

(2) to examine whether the Directors, managers and other officers act, in relation to their performance of duties, in contradiction with the laws, administrative regulations and the Articles of Association;

(3) to demand rectification from a Director, the manager or any other officer when the acts of such persons are harmful to the Company's interest;

(4) to verify the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the Board to the shareholders' general meetings and, should any queries arise, to authorise, in the name of the Company, a re-examination by the certified public accountants and practising auditors of the Company for the time being;

(5) to propose to convene a shareholders' extraordinary general meeting;

(6) to represent the Company in negotiation with or bringing an action against a Director; and

(7) to exercise other powers specified in the Articles of Association.

Members of the supervisory committee shall be present at meetings of the Board.

(iv) **Chairman of the Company**

The Company shall have one chairman, who shall be appointed and dismissed by the Board. The term of office of the chairman is three (3) years and renewable upon re-election and re-appointment.

The chairman shall be accountable to the Board and have the following powers:

(1) to hold shareholders' meeting and to convene and hold Board meeting;

(2) to scrutinise the implementation of resolutions passed by the Board;

(3) to sign on the securities issued by the Company;

(4) to exercise other powers conferred by the Board.

In the event the chairman is unable to perform his duties, he may delegate such duties to the deputy chairman.

(v) **Board**

The Board is the executive authority of the Company. It is responsible to the shareholders' general meeting and exercises the following powers:

(1) to be responsible for the convening of the shareholders' general meeting and to report on its work to the shareholders' general meeting;

(2) to implement the resolutions of the shareholders' general meetings;

(3) to decide on the Company's business plans and investment plans;

(4) to formulate the Company's proposed annual preliminary and final financial budget;

(5) to formulate the Company's profit distribution plan and plan for recovery of losses;

(6) to formulate proposals for increases or reductions of the Company's registered share capital and the issue of corporate debentures;

(7) to draw up plans for the merger, division or dissolution of the Company;

(8) to decide on the establishment of the Company's internal management structure;

(9) to appoint or dismiss the Company's manager, and pursuant to the manager's nominations to appoint or dismiss the deputy manager and financial controller of the Company and decide on their remuneration;

(10) to formulate the Company's basic management system;

(11) to formulate proposals for any amendments of the Articles of Association;

(12) subject to the relevant provisions of the State, to decide the salary level and welfare and reward procedures for the Company;

(13) other material business and administrative matters not required to be decided by shareholders under the laws, regulations or the Articles of Association;

(14) to formulate proposals for substantial acquisition or disposal; and

(15) to exercise any other powers designated by the shareholders in general meeting or conferred by the Articles of Association.

Except the Board's resolutions in respect of the matters specified in the above paragraphs (6), (7) and (11), which shall be passed by two thirds or more of the Directors, the Board resolutions in respect of all other matters may be passed by one half or more of the directors.

Meetings of the Board shall be held at least twice every year and convened by the chairman of the Board. Notice of the meeting shall be served on all of the Directors ten (10) days before the date of the meeting. In case of any urgent matters, upon requisition by the manager of the Company or one third or more of Directors, an extraordinary meeting of the Board may be held.

Meetings of the Board shall be held only if more than half of the Directors are present. Each Director shall have one vote. Where the number of votes cast for and against a resolution are equal, the chairman of the Board shall have a casting vote.

Where a Director or any associate (as defined in the Listing Rules) of such Director is interested in any resolution proposed at a Board meeting, such Director shall not be present and shall not have a right to vote. Such Director shall not be counted in the quorum of the relevant meeting.

(vi) **Accounts and audit**

(1) *Appointment of accountants' firm*

The Company shall appoint an independent firm of certified public accountants which is qualified under the relevant regulations of the State to audit the Company's annual report and review the Company's other financial reports. The first certified public accountants' firm of the Company may be appointed by the inaugural meeting of the Company before the first annual general meeting and the certified public accountants firm so appointed shall hold office until the conclusion of the first annual general meeting. If the inaugural meeting fails to exercise its powers under the preceding paragraph, those powers shall be exercised by the Board.

The certified public accountants' firm appointed by the Company shall hold office from the conclusion of the annual general meeting of shareholders at which the appointment is made until the conclusion of the next annual general meeting of shareholders.

Before the convening of the shareholders' general meeting, the Board may fill any casual vacancy in the office of the certified public accountants' firm, but while any such vacancy continues, the surviving or continuing firm, if any, may act.

The shareholders in general meeting may, by ordinary resolution, remove a certified public accountants' firm before the expiration of its term of office, notwithstanding the stipulations in the contract between the Company and the firm, but without prejudice to the firm's right to claim, if any, for damages in respect of such removal.

The remuneration of a certified public accountants' firm or the manner in which such firm is to be remunerated shall be determined by the shareholders in general meeting.

(2) *Change and removal of accountants' firm*

The Company's appointment of, removal of and non-reappointment of a certified public accountants' firm shall be resolved by shareholders in general meeting. The resolution of the shareholders' general meeting shall be filed with the securities governing authority of the State Council.

Where it is proposed that any resolution be passed at a shareholders' general meeting concerning the appointment of a certified public accountants' firm which is not an incumbent firm to fill a casual vacancy in the office of the certified public accountants' firm, re-appointment of a retiring certified public accountants' firm which was appointed by the Board to fill a casual vacancy, or removal of the certified public accountants' firm before the expiration of its term of office, the following provisions shall apply:

(1) A copy of the proposal shall be sent before notice of meeting is given to the shareholders to the firm proposed to be appointed or proposing to leave its post or the firm which has left its post during the relevant fiscal year (leaving includes leaving by removal, resignation and retirement).

(2) If the firm leaving its post makes representations in writing and requests the Company to notify such representations to the shareholders, the Company shall (unless the representations are received too late):

(i) in any notice of the resolution given to shareholders, state the fact of the representations having been made; and

(ii) attach a copy of the representations to the notice and deliver it to the shareholders in the manner stipulated in the Articles of Association.

(3) If the firm's representations are not sent in accordance with the preceding paragraph, the relevant firm may require that the representations be read out at the meeting and may lodge further complaints.

(4) A certified public accountants' firm which is leaving its post shall be entitled to attend:

(i) the shareholders' general meeting at which its term of office would otherwise have expired;

(ii) any shareholders' general meeting at which it is proposed to fill the vacancy caused by its removal; and

(iii) any shareholders' general meeting convened on its resignation;

and to receive all notices of, and other communications relating to, any such meetings, and to speak at any such meeting in relation to matters concerning its role as the former certified public accountants' firm of the Company.

(3) *Resignation of accountants' firm*

Where the certified public accountants' firm is removed or not re-appointed, it shall make clear to the shareholders' general meeting whether there has been any impropriety on the part of the Company.

Any certified public accountants' firm may resign its office by depositing at the Company's legal residence a resignation notice which shall become effective on the date of such deposit or on such later date as may be stipulated in such notice. Such notice shall include the following:

(1) a statement to the effect that there are no circumstances connected with its resignation which it considers should be brought to the notice of the shareholders or creditors of the Company; or

(2) a statement of any such circumstances.

Where a notice is deposited under the preceding paragraph, the Company shall within fourteen (14) days send a copy of the notice to the relevant governing authority. If the notice contains a statement under the preceding paragraph (2), a copy of such statement shall be placed at the Company's residence for shareholders' inspection. The Company shall also send a copy of such statement by prepaid mail to every holder of H Shares at the address registered in the register of shareholders.

Where the certified public accountants' firm's notice of resignation contains a statement of any circumstance which should be brought to the notice of the shareholders or creditors of the Company, it may require the board of directors to convene a shareholders' extraordinary general meeting for the purpose of receiving an explanation of the circumstances connected with its resignation.

(vii) **Dispute resolution**

Whenever any disputes or claims arising between holders of H Shares and the Company, holders of H Shares and the Company's Directors, Supervisors, managers, or other officers, or holders of H Shares and holders of Domestic Shares, based on the Articles of Association or any rights or obligations conferred or imposed by the PRC Company Law or any other relevant laws and administrative regulations concerning the affairs of the Company, such disputes or claims shall be referred by the relevant parties to arbitration.

A claimant may elect arbitration at either CIETAC in accordance with its rules or HKIAC in accordance with its Securities Arbitration Rules. Once a claimant refers a dispute or claim to arbitration, the other party must submit to the arbitral body elected by the claimant.

If a claimant elects arbitration at HKIAC, any party to the dispute or claim may apply for a hearing to take place in Shenzhen in accordance with the Securities Arbitration Rules of HKIAC.

If any disputes or claims of rights mentioned the previous paragraph are referred to arbitration, the laws of the People's Republic of China shall apply, save as otherwise provided in laws and administrative regulations.

Disputes in relation to the identification of shareholders and disputes in relation to the share register need not be referred to arbitration.

The award of an arbitration body shall be final and conclusive and binding on all parties.

1. FURTHER INFORMATION ABOUT THE COMPANY

A. Incorporation

The Company was converted into a joint stock limited company in the PRC by the promotion method under the PRC Company Law on 3rd March, 2004 with China Shipping acting as the sole promoter. The Company has established a place of business in Hong Kong at Level 69, The Center, 99 Queen's Road Central, Hong Kong, and was registered with the Registrar of Companies in Hong Kong as an oversea company under Part XI of the Companies Ordinance on 7th May, 2004. Mr. Li Xiaobing, the authorised representative of the Company for the purposes of Part XI of the Companies Ordinance, has been appointed as the Company's agent for the acceptance of service of process in Hong Kong. As the Company is established in the PRC, its corporate structure and Articles of Association are subject to the relevant laws and regulations of the PRC. Summaries of the relevant laws and regulations of the PRC and of the Articles of Association of the Company are set out in appendices VI and VII to this prospectus.

B. Registered capital

At the time of its conversion into a joint stock limited company, the Company's initial registered capital was RMB3,830,000,000, divided into 3,830,000,000 Domestic Shares of par value RMB1.00 each, all of which were held and fully paid up or credited as fully paid up by China Shipping, the sole promoter.

Immediately after the Share Offer, the registered share capital of the Company will be RMB6,030,000,000, made up of about 3,610,000,000 Domestic Shares and 2,420,000,000 H Shares, fully paid up or credited as fully paid up, representing about 59.87% and 40.13% of the registered capital, respectively (assuming that the Over-allotment Option is not exercised).

Save as aforesaid, there has been no alteration in the share capital of the Company since its conversion into a joint stock limited company.

C. Procedures at the Company's extraordinary shareholder's meeting

On 4th March, 2004, the following resolutions, among other resolutions, were passed by China Shipping, the sole shareholder of the Company:

(a) the conversion of the Company into an "overseas subscription company" was approved;

(b) conditional upon, among others, (i) the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the H Shares to be issued as mentioned herein; and (ii) the Underwriting Agreements becoming unconditional and not being terminated in accordance with the terms of the Underwriting Agreements or otherwise, the Company approved:

(i) the issue of H Shares and the granting of the Over-allotment Option; and

(ii) the listing of the H Shares on the Stock Exchange;

(c) the adoption of the articles of association of the Company and the authorisation to the Directors to amend the articles of association of the Company in accordance with any comments from the relevant governing authorities in the PRC and the Stock Exchange; and

(d) the Directors were authorised to handle all matters relating to, among other things, the conversion of the Company into an "overseas subscription company" and the Listing.

2. THE REORGANISATION

A. The Reorganisation

The Reorganisation which was effected in preparation for the listing, involved the following:

(a) On 15th October, 2003, CS (Hong Kong) Holdings entered into two separate agreements with the Company regarding the transfer of the entire issued share capital of CS Asia and CS (Hong Kong) by CS (Hong Kong) Holdings to the Company;

(b) On 20th October, 2003, China Shipping entered into six separate agreements with the Company regarding the transfer of the following shareholding interests by the Company to China Shipping:

(i) 21.74% shareholding interest in China Shipping Storage (Shanghai) Co. Ltd (上海中海倉儲運輸有限公司);

(ii) 20% shareholding interest in Xindongfang Container (Qingdao) Co. Ltd (青島新東方集裝箱儲運有限公司);

(iii) 12.5% shareholding interest in China Shipping Air Cargo Co. Ltd (中海環球空運有限公司);

(iv) 10% shareholding interest in China Shipping Container Storage (Dalian) Co. Ltd (大連中海集裝箱儲運有限公司);

(v) 4% shareholding interest in China Shipping Terminal Development Co. Ltd (中海碼頭發展有限公司); and

(vi) 3.96% shareholding interest in CS Logistics;

(c) On 10th January, 2004, China Shipping entered into a nil consideration share transfer agreement with Guangzhou Maritime and Shanghai Maritime regarding the transfer of the shareholding interests held by Guangzhou Maritime and Shanghai Maritime in the Company to China Shipping for nil consideration;

(d) On 29th January, 2004, SASAC issued an approval document — The approval letter regarding certain questions for the management of the State-owned equity interest of China Shipping Container Lines Company Limited (to be established) (Guo Zi Chan Quan [2004] No. 32) to China Shipping approving the management proposal of State-owned equity interests in the Company;

(e) On 5th February, 2004, SASAC approved the establishment of the Company as a joint stock limited company and the share capital of the joint stock company shall be RMB3,830,000,000, all to be held by China Shipping (Guo Zi Gai Ge [2004] No.49);

(f) On 20th February, 2004, China Shipping as the sole shareholder of the Company passed resolutions whereby, among other things:

(i) the establishment of the Company was approved; and

(ii) the initial articles of association of the Company were adopted;

(g) On 3rd March, 2004, an enterprise legal person business licence (No. 3100001007214) was issued by the Shanghai Administration of Industry and Commerce, whereupon the Company was established as a joint stock limited company and acquired the status of an enterprise legal person;

(h) On 23rd March, 2004, SASAC issued an approval (Guo Zi Gai Ge [2004] No.168) which authorised the conversion of the Company into an "overseas subscription company" and approved the Articles of Association of the Company; and

(i) On 14th April, 2004, the CSRC issued an approval document (Zheng Jian Guo He Zi [2004] No.14) authorising the Company to issue overseas listed foreign-invested shares pursuant to the Share Offer.

After the Reorganisation and immediately before the Share Offer, China Shipping owned the entire issued share capital of the Company.

3. SUBSIDIARIES

The Company's principal subsidiaries are referred to in the Accountants' Report, the text of which is set out in appendix I to this prospectus under the section headed "Notes to the consolidated accounts — 29 Particulars of Subsidiaries and Associated Companies".

Save as disclosed below, there has been no alteration in the share capital of any of the subsidiaries of the Company within the two years preceding the date of this prospectus:

(a) On 18th June, 2002, Arisa was incorporated in Cyprus with an authorised share capital of C£1,000 divided into 1,000 shares with a par value of C£1.00 per share, of which 500 shares were held by Wu Zhongxiao and 500 shares were held by Jia Hongxiang (both were holding such shares on trust for CS Asia).

(b) On 3rd July, 2002, CS (Hong Kong) was incorporated in Hong Kong with an authorised share capital of HK$1,000,000 divided into 1,000,000 shares with a par value of HK$1 per share. On 3rd July, 2002, 999,999 ordinary shares were allotted and issued for cash at par to CS (Hong Kong) Holdings and 1 ordinary share was allotted and issued for cash at par to Wu Zhongxiao (who was holding such share on trust for CS (Hong Kong) Holdings) representing 99.9999% and 0.0001% of the issued share capital of CS (Hong Kong) respectively.

(c) On 28th October, 2002, CS Asia was incorporated in the British Virgin Islands as an International Business Company with an authorised share capital of US$50,000 divided into 50,000 shares with a par value of US$1 per share. On 8th November, 2002, 30,000 shares were allotted and issued for cash at par to Wu Zhongxiao (who was holding such shares on trust for CS (Hong Kong) Holdings) and 20,000 shares were allotted and issued for cash at par to Li Xiaobing (who was holding such shares on trust for CS (Hong Kong) Holdings) representing 60% and 40% of the issued share capital of CS Asia respectively.

(d) On 5th December, 2002, CS (Yangpu) was established in the PRC with a registered capital of RMB38 million of which RMB34.2 million was held by the Company and RMB3.8 million by CS (Yangpu) Refrigeration, representing 90% and 10% of the registered capital of CS (Yangpu) respectively.

(e) On 26th December, 2002, CS (Guangzhou) was established in the PRC with a registered capital of RMB10 million of which RMB9 million was held by the Company and RMB1 million by China Shipping Group Investment Co. Ltd (中海集團投資有限公司), representing 90% and 10% of the registered capital of CS (Guangzhou) respectively.

(f) On 3rd January, 2003, CS (Tianjin) was established in the PRC with a registered capital of RMB10 million of which RMB9 million was held by the Company and RMB1 million by China Shipping Group Investment Co. Ltd (中海集團投資有限公司), representing 90% and 10% of the registered capital of CS (Tianjin) respectively.

(g) On 5th January, 2003, CS (Dalian) was established in the PRC with a registered capital of RMB10 million of which RMB9 million was held by the Company and RMB1 million by China Shipping Group Investment Co. Ltd (中海集團投資有限公司), representing 90% and 10% of the registered capital of CS (Dalian) respectively.

(h) On 6th January, 2003, CS (Xiamen) was established in the PRC with a registered capital of RMB10 million, of which RMB9 million was held by the Company and RMB1 million by China Shipping Group Investment Co. Ltd (中海集團投資有限公司), representing 90% and 10% of the registered capital of CS (Xiamen) respectively.

(i) On 9th January, 2003, China Shipping Container Lines Yingkou Co. Ltd (中海集裝箱運輸營口有限公司) was established in the PRC with a registered capital of RMB1 million of which RMB900,000 was held by CS (Dalian) and RMB100,000 by the Company, representing 90% and 10% of the registered capital of China Shipping Container Lines Ying Kou Co. Ltd (中海集裝箱運輸營口有限公司) respectively.

(j) On 13th January, 2003, CS (Shanghai) was established in the PRC with a registered capital of RMB15 million, of which RMB13.5 million was held by the Company and RMB1.5 million by China Shipping Group Investment Co. Ltd (中海集團投資有限公司), representing 90% and 10% of the registered capital of CS (Shanghai) respectively.

(k) On 13th January, 2003, CS (Qingdao) was established in the PRC with a registered capital of RMB10 million, of which RMB9 million was held by the Company and RMB1 million by China Shipping Group Investment Co. Ltd (中海集團投資有限公司), representing 90% and 10% of the registered capital of CS (Qingdao) respectively.

(l) On 15th January, 2003, CS (Shenzhen) was established in the PRC with a registered capital of RMB10 million, of which RMB9 million was held by the Company and RMB1 million by China Shipping Group Investment Co. Ltd (中海集團投資有限公司), representing 90% and 10% of the registered capital of CS (Shenzhen) respectively.

(m) On 18th January, 2003, the registered capital of CS (Hainan) was increased from RMB1.5 million to RMB10 million.

(n) On 12th March, 2003, CS (Lianyungang) was established in the PRC with a registered capital of RMB5 million, of which RMB4.5 million was held by CS (Qingdao) and RMB500,000 by the Company, representing 90% and 10% of the registered capital of CS (Lianyungang) respectively.

(o) On 18th March, 2003, China Shipping Container Lines Jinzhou Co. Ltd (中海集裝箱運輸錦州有限公司) was established in the PRC with a registered capital of RMB500, 000 of which RMB450,000 was held by CS (Dalian) and RMB50,000 by China Shipping Container Lines Yingkou Co. Ltd (中海集裝箱運輸營口有限公司), representing 90% and 10% of the registered capital of China Shipping Container Lines Jinzhou Co. Ltd (中海集裝箱運輸錦州有限公司) respectively.

(p) On 8th April, 2003, Intercontinental Computer was incorporated in the British Virgin Islands as an International Business Company with an authorised share capital of US$50,000 divided into 50,000 shares with a par value of US$1 per share. On 10th April, 2003, 49,500 shares were allotted and issued for cash at par to CS Asia and 500 shares were allotted and issued for cash at par to CS (Hong Kong) representing 99% and 1% of the issued share capital of Intercontinental Computer respectively.

(q) On 17th April, 2003, Zhongshan China Shipping Container Lines Co. Ltd (中山中海集裝箱運輸有限公司) was established in the PRC with a registered capital of RMB500,000, of which RMB450,000 was held by CS (Guangzhou) and RMB50,000 by the Company, representing 90% and 10% of the registered capital of Zhongshan China Shipping Container Lines Co. Ltd (中山中海集裝箱運輸有限公司) respectively.

(r) On 18th April, 2003, Dandong China Shipping Container Lines Co. Ltd (丹東中海集裝箱運輸有限公司) was established in the PRC with a registered capital of RMB500,000 of which RMB450,000 was held by CS (Dalian) and RMB50,000 by China Shipping Container Lines Jinzhou Co. Ltd (中海集裝箱運輸錦州有限公司), representing 90% and 10% of the registered capital of Dandong China Shipping Container Lines Co. Ltd (丹東中海集裝箱運輸有限公司) respectively.

(s) On 18th April, 2003, Shantou China Shipping Container Lines Co. Ltd (汕頭市中海集裝箱運輸有限公司) was established in the PRC with a registered capital of RMB500,000 of which RMB450,000 was held by CS (Guangzhou) and RMB50,000 by the Company, representing 90% and 10% of the registered capital of Shantou China Shipping Container Lines Co. Ltd (汕頭市中海集裝箱運輸有限公司) respectively.

(t) On 6th May, 2003, Fang Cheng Gang China Shipping Container Lines Co. Ltd (防城港中海集裝箱運輸有限公司) was established in the PRC with a registered capital of RMB500,000 of which RMB450,000 was held by CS (Guangzhou) and RMB50,000 by the Company, representing 90% and 10% of the registered capital of Fang Cheng Gang China Shipping Container Lines Co. Ltd (防城港中海集裝箱運輸有限公司) respectively.

(u) On 20th May, 2003, Fuzhou China Shipping Container Lines Co. Ltd (福州中海集裝箱運輸有限公司) was established in the PRC with a registered capital of RMB500,000, of which RMB450,000 was held by CS (Xiamen) and RMB50,000 by the Company, representing 90% and 10% of the registered capital of Fuzhou China Shipping Container Lines Co. Ltd (福州中海集裝箱運輸有限公司) respectively.

(v) On 23rd May, 2003, Zhanjiang China Shipping Container Lines Co. Ltd (湛江中海集裝箱運輸代理有限公司) was established in the PRC with a registered capital of RMB500,000 of which RMB450,000 was held by CS (Guangzhou) and RMB50,000 by the Company, representing 90% and 10% of the registered capital of Zhanjiang China Shipping Container Lines Co. Ltd (湛江中海集裝箱運輸有限公司) respectively.

(w) On 18th June, 2003, China Shipping Container Lines (Zhejiang) Co. Ltd (中海集裝箱運輸浙江有限公司) was established in the PRC with a registered capital of

RMB7 million, of which RMB3.85 million was held by CS (Shanghai) and RMB3.15 million by the Company, representing 55% and 45% of the registered capital of China Shipping Container Lines (Zhejiang) Co. Ltd (中海集裝箱運輸浙江有限公司) respectively.

(x) On 13th July, 2003, China Shipping Container Lines (Qinhuangdao) Co. Ltd (中海集裝箱運輸秦皇島有限公司) was established in the PRC with a registered capital of RMB500,000, of which RMB450,000 was held by CS (Tianjin) and RMB50,000 by the Company, representing 90% and 10% of the registered capital of China Shipping Container Lines (Qinhuangdao) Co. Ltd (中海集裝箱運輸秦皇島有限公司) respectively.

(y) On 18th July, 2003, Rizhao China Shipping Container Lines Co. Ltd (日照中海集裝箱運輸有限公司) was established in the PRC with a registered capital of RMB500,000, of which RMB450,000 was held by CS (Qingdao) and RMB50,000 by CS (Lianyungang) (連雲港中海集裝箱運輸有限公司), representing 90% and 10% of the registered capital of Rizhao China Shipping Container Lines Co. Ltd (日照中海集裝箱運輸有限公司) respectively.

(z) On 21st August, 2003, Jiangmen China Shipping Container Lines Co. Ltd (江門中海集裝箱運輸有限公司) was established in the PRC with a registered capital of RMB500,000 of which RMB450,000 was held by CS (Guangzhou) and RMB50,000 by the Company, representing 90% and 10% of the registered capital of Jiangmen China Shipping Container Lines Co. Ltd (江門中海集裝箱運輸有限公司) respectively.

(aa) On 2nd September, 2003, Quanzhou China Shipping Container Lines Co. Ltd (泉州中海集裝箱運輸有限公司) was established in the PRC with a registered capital of RMB500,000, of which RMB450,000 was held by CS (Xiamen) and RMB50,000 by the Company, representing 90% and 10% of the registered capital of Quanzhou China Shipping Container Lines Co. Ltd (泉州中海集裝箱運輸有限公司) respectively.

(bb) On 19th September, 2003, Jiangsu China Shipping Container Lines Co. Ltd (江蘇中海集裝箱運輸有限公司) was established in the PRC with a registered capital of RMB6.5 million, of which RMB3.575 million was held by CS (Shanghai) and RMB2.925 million by the Company, representing 55% and 45% of the registered capital of Jiangsu China Shipping Container Lines Co. Ltd (江蘇中海集裝箱運輸有限公司) respectively.

(cc) On 23rd December, 2003, Yangshan A was incorporated in the British Virgin Islands as an International Business Company with an authorised share capital of US$50,000 divided into 50,000 shares with a par value of US$1 per share. On 23rd December, 2003, 25,000 shares were allotted and issued for cash at par to Wu Zhongxiao (who was holding such shares on trust for CS Asia) and 25,000 shares were allotted and issued for cash at par to Jia Hongxiang (who was holding such shares on trust for CS Asia) representing 50% and 50% of the issued share capital of Yangshan A respectively.

(dd) On 23rd December, 2003, Yangshan B was incorporated in the British Virgin Islands as an International Business Company with an authorised share capital of US$50,000 divided into 50,000 shares with a par value of US$1 per share. On 23rd December, 2003, 25,000 shares were allotted and issued for cash at par to Wu Zhongxiao (who was holding such shares on trust for CS Asia) and 25,000 shares were allotted and issued for cash at par to Jia Hongxiang (who was holding such shares on trust for CS Asia) representing 50% and 50% of the issued share capital of Yangshan B respectively.

(ee) On 14th May, 2004, Dongguan China Shipping Container Lines Co. Ltd (東莞市中海集裝箱運輸有限公司) was established in the PRC with a registered capital of RMB500,000 of which RMB450,000 was held by CS (Guangzhou) and RMB50,000 by the Company, representing 90% and 10% of the registered capital of Dongguan China Shipping Container Lines Co. Ltd (東莞市中海集裝箱運輸有限公司) respectively.

4. FURTHER INFORMATION ABOUT THE BUSINESS

A. Summary of material contracts

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by the Company or its subsidiaries within the two years preceding the date of this prospectus and are or may be material:

(a) a sale and purchase agreement dated 15th October, 2003 entered into between the Company and CS (Hong Kong) Holdings regarding the acquisition by the Company of the entire issued share capital of CS (Hong Kong) at a cash consideration of HK$1 million;

(b) a sale and purchase agreement dated 15th October, 2003 entered into between the Company and CS (Hong Kong) Holdings regarding the acquisition by the Company of the entire issued share capital of CS Asia at a cash consideration of US$50,000;

(c) an equity transfer agreement dated 20th October, 2003 entered into between the Company and China Shipping regarding the disposition by the Company of a 10% equity interest in China Shipping Container Storage (Dalian) Co. Ltd (大連中海集裝箱儲運有限公司) at a cash consideration of RMB800,000;

(d) an equity transfer agreement dated 20th October, 2003 entered into between the Company and China Shipping regarding the disposition by the Company of a 12.5% equity interest in China Shipping Air Cargo Co. Ltd (中海環球空運有限公司) at a cash consideration of RMB10 million;

(e) an equity transfer agreement dated 20th October, 2003 entered into between the Company and China Shipping regarding the disposition by the Company of a 20% equity interest in Xindongfang Container (Qingdao) Co. Ltd (青島新東方集裝箱儲運有限公司) at a cash consideration of RMB2 million;

(f) an equity transfer agreement dated 20th October, 2003 entered into between the Company and China Shipping regarding the disposition by the Company of a 21.74% equity interest in China Shipping Storage (Shanghai) Co. Ltd (上海中海倉儲運輸有限公司) at a cash consideration of RMB10 million;

(g) an equity transfer agreement dated 20th October, 2003 entered into between the Company and China Shipping regarding the disposition by the Company of a 4% equity interest in China Shipping Terminal Development Co. Ltd (中海碼頭發展有限公司) at a cash consideration of RMB40 million;

(h) an equity transfer agreement dated 20th October, 2003 entered into between the Company and China Shipping regarding the disposition by the Company of a 3.96% equity interest in CS Logistics at a cash consideration of RMB19.8 million;

(i) 4 trademark licence agreements dated 26th April, 2004, a supplemental agreement dated 10th May, 2004 and a trademark licence agreement dated 10th May, 2004, entered into between the Company and China Shipping regarding the licence of several trademarks by China Shipping to the Group for the cash consideration of RMB1 as referred to in the section headed "Relationship with the China Shipping Group — Connected Transactions" in this prospectus;

(j) the Shanghai Puhai Capital Injection Agreement dated 10th May, 2004 entered into between the Company, CS Logistics, China Shipping Agency, CSI and Shanghai Puhai regarding the conditional agreement by the Company to inject RMB500 million into Shanghai Puhai as referred to in the section headed "Relationship with the China Shipping Group — Connected Transactions" in this prospectus;

(k) the Non-Competition Agreement dated 3rd June, 2004 entered into between the Company and China Shipping regarding the non-competition undertaking given by China Shipping in favour of the Company as referred to in the section headed "Relationship with the China Shipping Group — Non-Competition" in this prospectus;

(l) the Deed of Warranty and Indemnity dated 3rd June, 2004 entered into between the Company and China Shipping regarding the provision of certain representations, warranties and indemnities by China Shipping in favour of the Company as referred to in the section headed "Relationship with the China Shipping Group — Connected Transactions" in this prospectus; and

(m) the Public Offer Underwriting Agreement dated 3rd June, 2004 entered into between the Company, the Selling Shareholder and the Public Offer Underwriters regarding the underwriting by the Public Offer Underwriters of the Public Offer as referred to in the section headed "Underwriting" in this prospectus.

B. Intellectual property rights

The Company had obtained the patent certificates for the following patents in the PRC:

Patent	Date of Application	Expiry Date	Patent No.	Patent Certificate No.
散貨集裝箱 Container for goods in bulk	21st October, 1999	20th October, 2019	ZL 99 2 39987.4	397856
散貨集裝箱 Container for goods in bulk	21st October, 1999	20th October, 2019	ZL 99 2 39988.2	397957
多用途汽車集裝箱 Multi-purpose container for cars	16th August, 2002	16th August, 2012	ZL 02 2 66356.8	567343

Pursuant to the Trademark License Agreements, the Company has been granted non-exclusive licences to use the following trademarks registered by China Shipping in the PRC and Hong Kong:

(a) trademarks which are registered in the PRC:

Trademark	Place of registration	Registration number	Class	Services covered	Expiry date
	PRC	1193929	39	transportation, freight brokerage, sailing arrangement, passenger delivery, rescue (transportation), freight services, unloading of cargoes, transportation of wastage, provision of shipping information, shipping reservation	20th July, 2008
	PRC	1241896	39	freight brokerage, shipping brokerage, provision of shipping information, sailing arrangement, delivery of cargo, passenger delivery, ship brokerage, river transport, boat transport, vessel transport	20th January, 2009

Trademark	Place of registration	Registration number	Class	Services covered	Expiry date
	PRC	1241894	39	freight brokerage, shipping brokerage, provision of shipping information, sailing arrangement, delivery of cargo, passenger delivery, ship brokerage, river transport, boat rental, vessel transport	20th January, 2009
	PRC	1241895	39	freight brokerage, shipping brokerage, provision of shipping information, sailing arrangement, delivery of cargo, passenger delivery, ship brokerage, river transport, boat rental, vessel transport	20th January, 2009

(b) trademarks which are registered in Hong Kong:

Trademark	Place of registration	Registration number	Class	Services covered	Registration date
	Hong Kong	2000B08931	36	real estate agency services; real estate management services; real estate consultancy services; real estate investment services; renting and leasing management for real estate; capital investment services; financial management of real estate development project; investment holding services; advisory services relating to all the aforesaid services; financial analysis; advisory services relating to commodities; financial services	18th December, 1997

Trademark	Place of registration	Registration number	Class	Services covered	Registration date
	Hong Kong	2000B08932	37	ship building; maintenance and repair of ships; installation, maintenance and repair of vehicles, machinery, communication and navigation apparatus and instruments, and their parts and accessories; harbour construction; supervising the construction and development of property; construction management; property development; advisory services relating to property development; provision of information relating to property development; services relating to planning and managing construction projects and property development; ships and vehicles dismantling services	18th December, 1997
	Hong Kong	2000B08933	38	telecommunication services; message collection and transmission; electronic communication services; telecommunication services relating to exchange of data concerning shipping	18th December, 1997
	Hong Kong	2000B08934	39	air, sea and river transport and freight services; transport and freight brokerage; ship brokerage; rental of ships and vehicles; rental of storage containers; rental of warehouses; warehousing; picking-up, delivery and storage of cargoes; fuel filling services for ships; rental of berths for ships; loading and unloading of cargoes; arrangement of tours	18th December, 1997

Trademark	Place of registration	Registration number	Class	Services covered	Registration date
	Hong Kong	2000B08935	41	educational and training services relating to shipping; arrangement and provision of courses and seminars relating to shipping	18th December, 1997
	Hong Kong	2000B08936	42	provision of temporary accommodation and lodgings and reservation services relating thereto; restaurant services; bar services; catering services on ships	18th December, 1997
	Hong Kong	2000B11629	39	air, sea and river transport and freight services; transport and freight brokerage; ship brokerage; rental of ships and vehicles; rental of storage containers; rental of warehouses; warehousing; picking-up, delivery and storage of cargoes; fuel filling services for ships; rental of berths for ships; loading and unloading of cargoes; arrangement of tours	18th December, 1997
	Hong Kong	2000B08916	35	data storage and processing; agency services for arranging overseas jobs	30th June, 1999

Note: "Services covered" appearing under section B(a) and (b) above in relation to trademarks that are registered in the PRC and Hong Kong respectively denotes the specification of each class of the trade marks China Shipping has registered.

5. FURTHER INFORMATION ABOUT DIRECTORS, SUPERVISORS, MANAGEMENT AND STAFF

A. Particulars of Directors and Supervisors' service agreements

(a) *Service agreements*

Each of the Directors and Supervisors has entered into a service contract with the Company for a term of 3 years. Particulars of the service contracts of the Directors are in all material aspects the same. The salaries of the Directors and the Supervisors will be determined each year by the shareholders in the annual general meeting. The executive Directors shall be entitled to the welfare treatment provided under the relevant PRC laws and regulations.

(b) *Directors' salaries*

The current basic annual salaries of the Directors for the year ending 31st December, 2004 are estimated as follows:

	(RMB)
Executive Directors	
Li Kelin (李克麟)	800,000
Jia Hongxiang (賈鴻祥)	640,000
Non-executive Directors	
Li Shaode (李紹德)	80,000
Zhang Jianhua (張建華)	80,000
Wang Daxiong (王大雄)	80,000
Wang Xiangyun (王湘雲)	80,000
Independent non-executive Directors	
Hu Hanxiang (胡漢湘)	80,000
Gu Nianzu (顧念祖)	80,000
Wang Zongxi (汪宗熙)	80,000
Lam Siu Wai, Steven (林兆偉)	250,000

(c) *Supervisors' salaries*

The current basic and annual salaries of the Supervisors of the Company for the year ending 31st December, 2004 are estimated as follows:

	(RMB)
Yao Zuozhi (姚作芝)	80,000
Zhao Shijiang (趙士江)	640,000
Zhang Rongbiao (張榮標)	80,000
Wang Xiuping (王修平)	300,000
Hua Min (華民)	80,000
Pan Yingli (潘英麗)	80,000

B. **Directors' and Supervisors' remuneration**

(a) *Directors*

The aggregate amount of salaries, other allowances, pension, other welfare and benefits in kind paid by the Company to the Directors (not including independent non-executive Directors) for each of the three years ended 31st December, 2003 were about RMB110,913, RMB331,617 and RMB520,441 respectively.

Save as disclosed in this prospectus, no other emoluments have been paid or are payable, in respect of the three years ended 31st December, 2003 by the Company to the Directors.

Under the arrangements currently in force, the Company estimates that the aggregate remuneration (including benefit in kind) of the Directors payable by the Company for the year ending 31st December, 2004 will be about RMB2,250,000.

(b) *Supervisors*

The aggregate amount of service fees, other allowances, pension, other welfare and benefits in kind paid by the Company to the Supervisors for each of the three years ended 31st December, 2003 were about RMB110,913, RMB331,617 and RMB942,679 respectively.

Under the arrangements currently in force, the Company estimates that the aggregate remuneration (including benefit in kind) of the Supervisors payable for the year ending 31st December, 2004 will be about RMB1,260,000.

6. DISCLOSURE OF INTERESTS

A. Disclosure of interests

(a) China Shipping will immediately following completion of the Share Offer (assuming that the Over-allotment Option is not exercised) be interested in 3.61 billion Domestic Shares, representing about 59.87% of the Shares carrying rights to vote in all circumstances at general meetings of the Company. Assuming that the Over-allotment Option is exercised in full, China Shipping will be interested in about 3.577 billion Domestic Shares representing about 56.24% of the Shares carrying rights to vote in all circumstances at general meetings of the Company.

(b) Save as disclosed herein, but not taking into account any Shares which may be taken up under the Share Offer, the Directors are not aware of any legal person or individual (not being a Director or chief executive of the Company) who will, immediately following completion of the Share Offer (assuming that no H Share is issued pursuant to the exercise of the Over-allotment Option), have interests or short positions in the shares or underlying shares of the Company (which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance), or be directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

B. Disclaimers

Save as disclosed in this prospectus:

(a) none of the Directors or Supervisors has any interest or short position in the equity or debt securities of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance) which will have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance (including interests and short positions which they are taken or deemed to have taken under such provisions of the Securities and Futures Ordinance), or which will be required, pursuant to section 352 of the Securities and Futures Ordinance, to be entered in the register referred to therein or which will be required to be notified to Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, in each case once the H Shares are listed on the Stock Exchange.

(b) none of the Directors or the Supervisors nor any of the parties listed in paragraph 7F of this appendix is interested in the promotion of the Company, or in any assets which have, within the two years immediately preceding the issue of this prospectus, been acquired or disposed of by or leased to the Company or its subsidiaries, or are proposed to be acquired or disposed of by or leased to the Company or its subsidiaries;

(c) none of the Directors or the Supervisors nor any of the parties listed in paragraph 7F of this appendix is materially interested in any contract or arrangement subsisting at the date of this prospectus which is significant in relation to the business of the Company or its subsidiaries;

(d) save in connection with the Underwriting Agreements, none of the parties listed in paragraph 7F of this appendix:

(i) is interested legally or beneficially in any Shares in the Company or its subsidiaries; or

(ii) has any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in the Company or its subsidiaries;

(e) save as referred to above, there are no existing or proposed service contracts (excluding contracts expiring or terminable by the employer within one year without payment of compensation other than statutory compensation) between the Company or its subsidiaries and any of the Directors or Supervisors;

(f) no amount or benefit has been paid or given within the two years preceding the date of this prospectus to the Promoter nor is any such amount or benefit intended to be paid or given; and

(g) none of the Directors or their associates (as defined in the Listing Rules) or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the issued share capital of the Company) has any interest in any of the five largest suppliers and the five largest customers of the Company or its subsidiaries.

7. OTHER INFORMATION

A. Tax and estate duty

The Directors have been advised that no material liability for estate duty under the laws of the PRC would be likely to fall upon the Company or any member of the Group. Under the Deed of Warranty and Indemnity, China Shipping has, among other things, provided an indemnity in favour of the Group in relation to any estate duty which may be payable by any member of the Group in Hong Kong or in any relevant jurisdiction outside Hong Kong on or before the date on which the obligations of the Underwriters under the Underwriting Agreements become unconditional.

China Shipping has issued a guarantee to indemnify the Tax Entities (as defined in the section headed "Financial Information — Description of Certain Income Statement Items — Taxation") of any enterprise income tax chargeable by the State Tax Bureau for the Track Record Period. The guarantee was provided by China Shipping to protect the Tax Entities from potential liability arising from China Shipping's management of the consolidated tax assessment. Furthermore, pursuant to the Deed of Warranty and Indemnity, China Shipping will also indemnify the Group for any tax liability of the Group resulting from or by reference to any income, profits or gains earned, accrued or received on or before the date on which the obligations of the Underwriters under the Underwriting Agreements become unconditional.

B. **Litigation**

Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against the Company that would have an effect on the Company's results of operations or financial condition.

C. **Preliminary expenses**

The preliminary expenses of the Company are estimated to be about RMB4.76 million and are payable by the Company.

D. **Promoter**

China Shipping is the sole Promoter and the controlling shareholder of the Company. Save as disclosed in this prospectus, within the two years immediately preceding the date of this prospectus, no cash, securities or other benefit has been paid, allotted or given or is proposed to be paid, allotted or given to the Promoter in connection with the Share Offer or the related transactions described in this prospectus.

E. **Sponsor**

The Sponsor has made an application on behalf of the Company to the Listing Committee of the Stock Exchange for listing of, and permission to deal in, the H Shares. All necessary arrangements have been made enabling the securities to be admitted into CCASS.

BNP Paribas, the holding company of the Sponsor, is one of the syndicate lenders in a syndicated term loan agreement (the "Loan") entered into in April 2004 between Yangshan A and Yangshan B (both a wholly owned subsidiary of the Company) (the "Borrowers") and a syndicate of banks (the "Banks") for a facility of up to US$105 million. BNP Paribas is committed to providing a facility of up to US$20 million under the Loan. The Loan is used to finance the purchase of 2 vessels by the Group (the "Vessels") which have been mortgaged and assigned to the Banks as security together with proceeds of the charterhire they receive from China Shipping and the charging of a special account in favour of the Banks into which such proceeds are deposited. Furthermore, CS Asia, the sole beneficial owner of the entire issued share capital of each of the Borrowers, has charged all its shares in the Borrowers in favour of the Banks as security for the Loan. Please also refer to the section headed "Relationship with the China Shipping Group — Connected Transactions — Details of the Connected Transactions — On-going transactions under subsisting agreements — Yangshan A and Yangshan B Time Charters".

F. **Qualification of experts**

The qualifications of the experts who have given opinions in this prospectus are as follows:

Name	Qualification
BNP Paribas Peregrine	a licensed corporation holding a licence under the SFO to carry on type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO
PricewaterhouseCoopers	Certified public accountants
Sallmanns (Far East) Limited	Member of The Hong Kong Institute of Surveyors and The Royal Institution of Chartered Surveyors
Jingtian & Gongcheng, Beijing	PRC lawyers

G. **Binding effect**

This prospectus shall have the effect, if an application is made in pursuance hereof, of rendering all persons concerned bound by all the provisions (other than the penal provisions) of sections 44A and 44B of the Companies Ordinance of Hong Kong so far as applicable.

H. **Miscellaneous**

(a) Save as disclosed in this prospectus:

(i) within the two years preceding the date of this prospectus, no share or loan capital of the Company has been issued or agreed to be issued fully or partly paid either for cash or for a consideration other than cash;

(ii) no share or loan capital of the Company is under option or is agreed conditionally or unconditionally to be put under option;

(iii) neither the Company nor any of its subsidiaries has issued or agreed to issue any founder shares, management shares or deferred shares; and

(iv) since the date two years prior to the date of this prospectus, no commissions, discounts, brokerage or other special terms have been granted in connection with the issue or sale of any shares or loan capital of the Company or any of its subsidiaries.

(b) The Company currently does not intend to apply for the status of a sino-foreign investment joint stock limited company and does not expect to be subject to the Sino-foreign Joint Venture Law.

(c) Save as disclosed in this prospectus, none of the equity and debt securities of the Company is listed or dealt in any other stock exchange nor is any listing or permission to deal being or proposed to be sought.

(d) The Company has no outstanding convertible debt securities.

I. Consents

BNP Paribas Peregrine, as the Sponsor, PricewaterhouseCoopers, as the Company's independent auditors, Sallmanns (Far East) Limited, as the Company's property valuer, and Jingtian & Gongcheng, Beijing, as the Company's legal advisers on PRC law, have given and have not withdrawn their respective written consents to the issue of this prospectus with the inclusion of their reports and/or letters and/or valuation certificates and/or opinion and/or the references to their names included herein in the form and context in which they are respectively included.

J. Particulars of the Selling Shareholder

The following are the particulars of the Selling Shareholder:

Name	Registered address	Number of H Shares to be sold
China Shipping	No.700 Dong Daming Lu Shanghai, the PRC	220,000,000 (assuming the Over-allotment Option is not exercised)

1. DOCUMENTS DELIVERED TO THE REGISTRAR OF COMPANIES

The documents attached to the copy of this prospectus delivered to the Registrar of Companies in Hong Kong for registration were copies of the **WHITE** and **YELLOW** application forms, the written consents referred to in paragraph 7I of appendix VIII to this prospectus, the name, address and description of the Selling Shareholder, the statement of adjustments made by PricewaterhouseCoopers in auditing the figures set out in their accountants' report set out in appendix I to this prospectus and copies of the material contracts referred to in paragraph 4A of appendix VIII to this prospectus.

2. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours up to and including 18th June, 2004:

(a) the Articles of Association together with a certified English translation;

(b) the Accountants' Report prepared by PricewaterhouseCoopers, the text of which is set out in appendix I to this prospectus, together with the statement of adjustments;

(c) the letters relating to the profit forecast, the texts of which are set out in appendix III to this prospectus;

(d) the letter dated 4th June, 2004 summary of values and with valuation certificate relating to the property interests, of the Group prepared by Sallmanns (Far East) Limited, the texts of which are set out in appendix IV to this prospectus;

(e) the material contracts referred to in paragraph 4A of appendix VIII to this prospectus together with certified English translations;

(f) the service contracts with Directors, referred to in paragraph 5A of appendix VIII to this prospectus together with certified English translations;

(g) the written consents referred to in paragraph 7I of appendix VIII to this prospectus;

(h) the PRC Company Law together with a certified English translation;

(i) the Special Regulations together with a certified English translation;

(j) the Mandatory Provisions together with a certified English translation;

(k) the Provisional Regulations Concerning the Issue and Trading of Shares (22nd April, 1993) together with a certified English translation;

(l) the Implementation Measures (Provisional) on Disclosure of Information (12th June, 1993) together with a certified English translation;

(m) the Provisional Measures Prohibiting Fraudulent Conduct relating to Securities (15th August, 1993) together with a certified English translation;

(n) the Regulations of the State Council Concerning the Domestic Listed Shares of Joint Stock Limited Companies (25th December, 1995) together with a certified English translation;

(o) the Securities Law of the PRC promulgated by the Standing Committee of the NPC on 29th December, 1998 and which became effective on 1st July, 1999, together with a certified English translation;

(p) the Opinion on the Further Promotion of the Regular Operation and In-Depth Reform of Companies Listed Overseas issued by the SETC and the CSRC on 29th March, 1999, together with a certified English translation;

(q) the Arbitration Law of the PRC promulgated by the Standing Committee of the NPC on 31st August, 1994 and effective on 1st September, 1995, together with an official English translation;

(r) the Civil Procedure Law of the PRC adopted at the fourth meeting of the seventh NPC, promulgated by the premier on 9th April, 1991 and effective on 9th April, 1991, together with a certified English translation;

(s) Standard Opinion for Joint Stock Limited Companies, together with a certified English translation;

(t) the Maritime Law of the People's Republic of China promulgated by the Standing Committee of the NPC on 7th November, 1992 and effective on 1st July, 1993, together with a certified English translation;

(u) the Marine Environment Protection Law of the People's Republic of China promulgated by the Standing Committee of the NPC on 25th December, 1999 and effective on 1st April, 2000, together with a certified English translation; and

(v) the PRC legal opinion issued by Jingtian & Gongcheng, the legal advisers to the Company on PRC law, dated 4th June, 2004 as described in Section 1(h) of appendix VI to this prospectus under the heading "Legal Opinion".